As filed with the Securities and Exchange Commission on July 25, 2016.

Registration No. 333-211942

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pacific Continental Corporation

(Exact Name of Registrant as Specified in its Charter)

Oregon	6022	93-1269184
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

111 West 7th Avenue

Eugene, Oregon 97401

(541) 686-8685

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Roger S. Busse

Chief Executive Officer

111 West 7th Avenue

Eugene, Oregon 97401

(541) 686-8685

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Patricia F. Young, Esq. Rodney R. Peck, Esq. Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Francisco, California 94111 (415) 983-1000	Vijay S. Sekhon, Esq. Sidley Austin LLP 1999 Avenue of the Stars, 17th Floor Los Angeles, California 90067 (310) 595-9507

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon satisfaction or waiver of the other conditions to closing of the merger described herein, and consummation of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐  Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to the shares of Pacific Continental Corporation common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy/statement prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY – SUBJECT TO COMPLETION – DATED JULY 25, 2016

Prospectus of Pacific Continental Corporation	Proxy Statement of Foundation Bancorp, Inc.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

On April 26, 2016, Foundation Bancorp, Inc., or Foundation Bancorp, and Pacific Continental Corporation, or Pacific Continental, entered into an Agreement and Plan of Merger (which, as amended, we refer to as the “merger agreement”) that provides for the merger of the two companies. Under the merger agreement, Foundation Bancorp, will merge with and into Pacific Continental, with Pacific Continental as the surviving corporation (which we refer to as the “merger”), followed immediately by the merger of Foundation Bank with and into Pacific Continental Bank, with Pacific Continental Bank as the surviving bank.

In the merger, each issued and outstanding share of Foundation Bancorp common stock (other than dissenting shares) will be converted into the right to receive “merger consideration” consisting of either (1) cash in an amount equal to $12.50 or (2) 0.7911 shares of Pacific Continental common stock. The preferred stock of Foundation Bancorp will become convertible into the right to receive the merger consideration with respect to 1,500,000 shares of Foundation Bancorp common stock, together with cumulative cash dividends payable to the holder of such preferred stock through March 25, 2020, as set forth in the charter of Foundation Bancorp. The Merger Agreement also provides that 79,000 shares of restricted stock of Foundation Bancorp granted pursuant to certain equity incentive plans will become fully vested as of the effective time of the merger and the holders of the restricted stock may elect to receive the merger consideration, as provided above. While the amount of the cash consideration paid per share for which an election to receive cash is made will remain $12.50 per share (subject to potential adjustment as provided for in the merger agreement), the market value of the stock consideration will fluctuate with the market price of Pacific Continental common stock.

You will have the opportunity to elect the form of consideration to be received for your shares, subject to proration and allocation procedures set forth in the merger agreement which are intended to ensure that the aggregate cash consideration payable to the holders of Foundation Bancorp stock will be $19,334,017.50, subject to potential adjustment as provided for in the merger agreement. Therefore, your ability to receive cash or shares of Pacific Continental stock in exchange for your shares of Foundation Bancorp stock in accordance with your election may depend upon the election of other Foundation Bancorp shareholders. Pacific Continental may opt to increase the merger consideration in specific circumstances where Foundation Bancorp could otherwise terminate the merger agreement.

Based on the closing price of Pacific Continental’s common stock on the Nasdaq Global Select Market on July     , 2016, the last practicable date before the date of this proxy statement/prospectus, the value of the per share merger consideration payable to holders of Foundation Bancorp common stock (including the shares of restricted stock of Foundation Bancorp and the Foundation Bancorp preferred stock on an as-converted basis) was $            . In connection with your vote on the merger, we urge you to obtain current market quotations for Pacific Continental Corporation (NASDAQ trading symbol “PCBK”) and Foundation Bancorp (OTCBB trading symbol “FDNB”).

Based on the current number of shares of Foundation Bancorp common stock outstanding and reserved for issuance under employee benefit plans and the current number of shares of Foundation Bancorp preferred stock outstanding and convertible into the right to receive the merger consideration, Pacific Continental expects to issue approximately                  shares of common stock in the aggregate to Foundation Bancorp shareholders upon completion of the merger. However, if any increase or decrease in the number of shares of Foundation Bancorp common stock or preferred stock outstanding occurs for any reason prior to the completion of the merger, the actual number of shares issued upon completion of the merger could change.

The obligations of the parties to consummate the transactions contemplated by the merger agreement are subject to the satisfaction, on or before the effective time of the merger, of certain conditions. Among other conditions described more fully in “The Merger Agreement – Conditions to Completion of the Merger”, the obligations of Pacific Continental to complete the merger are conditioned upon Foundation Bancorp having total shareholders’ equity, as reflected on its financial statements, of not less than $46,128,000, at the close of business on the last day of the month preceding the effective time of the merger.

Foundation Bancorp will hold a special meeting of its shareholders in connection with the merger. Foundation Bancorp shareholders will be asked to vote to approve the merger agreement and related matters as described in the attached proxy statement/prospectus. Approval of the merger agreement by Foundation Bancorp shareholders requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Foundation Bancorp common stock and the holders of at least a majority of the outstanding shares of Foundation Bancorp preferred stock.

The special meeting of Foundation Bancorp shareholders will be held at 3:30 p.m., local time, on                     , at the following address: Foundation Bank, 1110 112th Avenue NE, Bellevue, Washington 98004, West Building Conference Room, 1st Floor.

Foundation Bancorp’s board of directors unanimously recommends that Foundation Bancorp shareholders vote “FOR” the approval of the merger agreement and “FOR” the approval of each of the other matters to be considered at the Foundation Bancorp special meeting.

This proxy statement/prospectus describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors,” beginning on page 17 for a discussion of the risks associated with the proposed merger and with owning Pacific Continental common stock. You also can obtain information about Pacific Continental from documents that it has filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger, the issuance of the Pacific Continental common stock to be issued in the merger or the other transactions described in this document, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Pacific Continental or Foundation Bancorp, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is July     , 2016, and it is first being mailed or otherwise delivered to the shareholders of Foundation Bancorp on or about                     , 2016.

1110 112th Avenue NE, Suite 200

Bellevue, Washington 98004

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON [*], 2016

To the Shareholders of Foundation Bancorp, Inc.:

Foundation Bancorp will hold a special meeting of the holders of its outstanding common stock and its outstanding preferred stock at 3:30 p.m., local time, on                 , 2016, at Foundation Bank, 1110 112th Avenue NE, Bellevue, Washington 98004, West Building Conference Room, 1st Floor, to consider and vote upon the following matters:

•	a proposal to adopt and approve the Agreement and Plan of Merger, dated as of April 26, 2016, by and among Pacific Continental Corporation, Pacific Continental Bank, Foundation Bancorp, Inc. and Foundation Bank, pursuant to which Foundation Bancorp will merge with and into Pacific Continental Corporation, as more fully described in the attached proxy statement/prospectus (which we refer to as the “merger proposal”); and

•	a proposal to adjourn or postpone the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal (which we refer to as an “adjournment proposal”).

We have fixed the close of business on                 , 2016, as the record date for the special meeting. Only Foundation Bancorp common shareholders and Foundation Bancorp preferred shareholders of record at that time are entitled to notice of, and to vote at, the Foundation Bancorp special meeting, or any adjournment or postponement of the special meeting. Approval of the merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Foundation Bancorp common stock and the affirmative vote of the holders of at least a majority of the outstanding shares of Foundation Bancorp preferred stock. Approval of an adjournment proposal would require that the votes cast in favor of the adjournment proposal by each class of Foundation Bancorp stock exceed the votes cast in opposition by each such class of Foundation Bancorp stock.

Foundation Bancorp’s board of directors has unanimously adopted the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Foundation Bancorp and its shareholders, and unanimously recommends that Foundation Bancorp shareholders vote “FOR” the merger proposal, and “FOR” the adjournment proposal, if necessary or appropriate.

Your vote is very important. We cannot complete the merger unless Foundation Bancorp’s common shareholders and Foundation Bancorp’s preferred shareholders approve the merger proposal.

Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of Foundation Bancorp, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder. A shareholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to the Secretary of Foundation Bancorp at the address set forth above, by subsequently filing another proxy or by attending the special meeting and voting in person. Executed proxies with respect to shares of Foundation Bancorp common stock or Foundation Bancorp preferred stock with no instructions indicated on the proxy card will be voted “FOR” the merger proposal and “FOR” the adjournment proposal.

The enclosed proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger and other related matters. We urge you to read the proxy statement/prospectus, including any documents incorporated by reference in the proxy statement/prospectus, and its annexes carefully and in their entirety.

In connection with the merger, Foundation Bancorp shareholders will have the opportunity to exercise dissenters’ rights in accordance with the procedures specified in the Revised Code of Washington (“RCW”) sections 23B.13.010 through 23B.13.310. A copy of these statutes is included in the accompanying proxy statement/prospectus as Annex B. A dissenting shareholder who follows the required procedures may receive cash in an amount equal to the fair value of his or her shares of Foundation Bancorp common stock or Foundation Bancorp preferred stock, plus accrued interest, in lieu of the merger consideration provided for under the merger agreement. A shareholder who chooses to dissent pursuant to the applicable provisions of the RCW must deliver the required notice specified therein to Foundation Bancorp’s principal executive offices at 1110 112th Avenue NE, Suite 200, Bellevue, Washington 98004. For additional details about dissenters’ rights, please refer to “The Merger – Dissenters’ Rights of Foundation Bancorp Shareholders” on page 57 and Annex B of the accompanying proxy statement/prospectus.

BY ORDER OF THE BOARD OF DIRECTORS

Duane C. Woods
Vice Chairman and Interim Chief Executive Officer
Foundation Bancorp, Inc.

Bellevue, Washington

July     , 2016

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND PROMPTLY RETURN IT IN THE ENCLOSED ENVELOPE.

i

Annex A	–	Agreement and Plan of Merger, dated as of April 26, 2016, as amended as of May 25, 2016, by and among Pacific Continental Corporation, Pacific Continental Bank, Foundation Bancorp, Inc., and Foundation Bank
Annex B	–	Revised Code of Washington Sections 23B.13.010 through 23B.13.310 – Dissenters’ Rights
Annex C	–	Opinion of Keefe, Bruyette & Woods, Inc.

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some questions that you may have about the merger and the Foundation Bancorp special meeting and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 96.

Unless the context otherwise requires, references in this proxy statement/prospectus to “Pacific Continental” refer to Pacific Continental, an Oregon corporation, and its subsidiaries, and references to “Foundation Bancorp” refer to Foundation Bancorp, Inc., a Washington corporation, and its subsidiaries.

Q:	What is the merger?

A:	Pacific Continental Corporation, Pacific Continental Bank, Foundation Bancorp and Foundation Bank have entered into an Agreement and Plan of Merger, dated as of April 26, 2016 (which, as amended, we refer to as the “merger agreement”). Under the merger agreement, Foundation Bancorp will be merged with and into Pacific Continental Corporation (which we refer to as the “merger”), with Pacific Continental Corporation continuing as the surviving corporation. Immediately following the completion of the merger, Foundation Bancorp’s wholly-owned bank subsidiary, Foundation Bank, will merge with and into Pacific Continental’s wholly-owned bank subsidiary, Pacific Continental Bank (which we refer to as the “bank merger”). Pacific Continental Bank will be the surviving bank in the bank merger. A copy of the merger agreement is included in this proxy statement/prospectus as Annex A.

The merger cannot be completed unless, among other things, Foundation Bancorp shareholders approve the proposal to approve the merger agreement (which we refer to as the “merger proposal”).

Q:	Why am I receiving this proxy statement/prospectus?

A:	We are delivering this document to you because it is a proxy statement being used by the Foundation Bancorp board of directors to solicit proxies of Foundation Bancorp’s shareholders in connection with approval of the merger and related matters.

In order to approve the merger and related matters, Foundation Bancorp has called a special meeting of its shareholders (which we refer to as the “special meeting”). This document serves as the proxy statement for the special meeting and describes the proposals to be presented at the meeting.

This document is also a prospectus that is being delivered to Foundation Bancorp shareholders because Pacific Continental is offering shares of its common stock to Foundation Bancorp shareholders in connection with the merger.

This proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending the special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	In addition to the merger proposal, what else am I being asked to vote on?

A:	In addition to the merger proposal, Foundation Bancorp is soliciting proxies from its shareholders with respect to a proposal to adjourn or postpone the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal (which we refer to as the “adjournment proposal”).

Completion of the merger is not conditioned upon approval of this proposal.

Q:	What will I receive in the merger?

A:	If the merger is completed, unless you exercise dissenters’ rights (see “The Merger – Dissenters’ Rights of Foundation Bancorp Shareholders” on page 57 and Annex B), you may elect to receive “merger consideration” consisting of either (1) cash in an amount equal to $12.50 per share or (2) 0.7911 shares of Pacific Continental common stock for each issued and outstanding share of Foundation Bancorp common stock. The outstanding preferred stock of Foundation Bancorp will become convertible into the right to receive the merger consideration with respect to 1,500,000 shares of Foundation Bancorp common stock, together with cumulative cash dividends payable to the holder of such preferred stock through March 25, 2020, as set forth in the charter of Foundation Bancorp. The Merger Agreement also provides that 79,000 shares of restricted stock of Foundation Bancorp granted pursuant to certain equity incentive plans will become fully vested as of the effective time of the merger and the holders of the restricted stock may elect to receive the merger consideration, as provided above. Pacific Continental will not issue any fractional shares of Pacific Continental common stock in the merger. Foundation Bancorp shareholders who would otherwise be entitled to a fractional share of Pacific Continental common stock upon the completion of the merger will instead receive an amount in cash (without interest) determined by multiplying the fractional share interest to which you would otherwise be entitled by the per share cash consideration.

You will have the opportunity to elect the form of consideration to be received for your shares, subject to proration and allocation procedures set forth in the merger agreement, which are intended to ensure that the aggregate cash consideration payable to the holders of Foundation Bancorp common stock will be $19,334,017.50, subject to potential adjustment as provided for in the merger agreement. Therefore, your ability to receive cash or shares of Pacific Continental stock in exchange for your shares of Foundation Bancorp stock in accordance with your election may depend upon the election of other Foundation Bancorp shareholders.

Pacific Continental may opt to increase the merger consideration in specific circumstances where Foundation Bancorp could otherwise terminate the merger agreement. For more information regarding these termination rights and the adjustment that may result to the merger consideration, see “The Merger Agreement – Termination of the Merger Agreement”.

Q:	How will the merger affect Foundation Bancorp restricted stock?

A:	The merger agreement provides that 79,000 shares of restricted stock of Foundation Bancorp granted pursuant to certain equity incentive plans will become fully vested as of the effective time of the merger. Each holder of a share of restricted stock will be entitled to elect to receive the merger consideration, as provided above, and will be subject to the election and proration procedures described in this proxy statement/prospectus.

For more information, see “The Merger Agreement – Treatment of Foundation Bancorp Restricted Stock”.

Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:	While the amount of the cash consideration paid per share for which an election to receive cash is made will remain $12.50 per share (subject to potential adjustment as provided for in the merger agreement and as described below), the market value of the stock consideration will fluctuate with the market price of Pacific Continental common stock. To the extent that Foundation Bancorp’s transaction expenses exceed $1,200,000 on an after-tax basis (subject, for such purpose, to certain exclusions), any excess shall reduce the per share cash consideration for the transaction by the quotient of such excess divided by the total number of issued and outstanding shares of common stock of Foundation Bancorp (including that number of shares of Foundation Bancorp common stock into which the shares of Foundation Bancorp preferred stock shall be convertible). See “The Merger Agreement – Effect of Termination; Expenses; Termination Fees” for additional information.

Q:	How do I make an election with respect to my shares of Foundation Bancorp common stock and Foundation Bancorp preferred stock?

A:	Each Foundation Bancorp shareholder will receive an election form, which you should complete and return, according to the instructions printed on the form. The election deadline will be 5:00 p.m., Pacific time, on the business day that is five business days prior to the effective date of the merger, or such other date as Pacific Continental and Foundation Bancorp shall mutually agree upon (the “election deadline”). If you do not send in the election form by the election deadline, you will be deemed not to have made an election and you may be paid in cash, Pacific Continental common stock or a combination of cash and stock depending on, and after giving effect to, the valid cash elections and stock elections that have been made by other Foundation Bancorp shareholders. See “The Merger Agreement – Elections; Allocation”.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus in its entirety and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote through the internet. Information and applicable deadlines for voting by internet are set forth in the enclosed proxy card instructions. You are encouraged to vote through the internet. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy card will be voted “FOR” approval of the merger agreement and “FOR” the adjournment proposal, if necessary or appropriate. Not returning a proxy card, or not voting in person at the special meeting or abstaining from voting, will have the same effect as voting “AGAINST” the merger proposal. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. You can choose to attend the special meeting and vote your shares in person instead of completing and returning a proxy card. If you do complete and return a proxy card, you may change your vote at any time up to and including the time of the vote on the day of the special meeting by following the directions in the section “The Special Meeting – Revocability of Proxies and Changes to a Foundation Bancorp Shareholder’s Vote”. “Street name” shareholders who wish to vote in person at the special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	How does Foundation Bancorp’s board of directors recommend that I vote at the special meeting?

A:	Foundation Bancorp’s board of directors unanimously recommends that you vote “FOR” the merger proposal, and “FOR” an adjournment proposal, if necessary or appropriate.

Q:	When and where is the meeting?

A:	The Foundation Bancorp special meeting will be held at Foundation Bank, 1110 112th Avenue NE, Bellevue, Washington 98004, West Building Conference Room, 1st Floor, on , , 2016, at 3:30 p.m., local time.

Q:	What constitutes a quorum for the special meeting?

A:	The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Foundation Bancorp common stock entitled to vote at the special meeting and of holders of a majority of the outstanding shares of Foundation Bancorp preferred stock entitled to vote at the special meeting will constitute a quorum. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. The absence of a quorum for one class of stock of Foundation Bancorp will not affect the presence of a quorum for the other class of stock of Foundation Bancorp.

Q:	How many votes are required to approve each proposal at the special meeting?

Merger proposal. Approval of the merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Foundation Bancorp common stock and the affirmative vote of the holders of at least a majority of the outstanding shares of Foundation Bancorp preferred stock. Accordingly, if you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote through the internet or in person at the special meeting or fail to instruct your bank or broker how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the proposal. In connection with the merger agreement, each of Thomas Ellison, who as of the record date had the right to vote approximately [*]% of the outstanding shares of Foundation Bancorp common stock, and Castle Creek Capital Partners V, LP, which as of the record date had the right to vote 100% of the outstanding shares of Foundation Bancorp preferred stock, agreed, subject to certain exceptions, to vote their respective shares of Foundation Bancorp common stock and Foundation Bancorp preferred stock in favor of the merger proposal. For further information, see “The Merger – Voting Agreements”. In addition, in connection with the merger agreement, each of the directors of Foundation Bancorp and Foundation Bank who own shares of Foundation Bancorp common stock and certain officers of Foundation Bancorp and Foundation Bank individually entered into an agreement with Pacific Continental to vote their shares of Foundation Bancorp common stock in favor of the merger agreement and against any competing proposal, subject to certain exceptions. These shareholders in the aggregate held approximately [*]% of Foundation Bancorp’s outstanding common stock as of [*], 2016. For further information, see “The Merger Agreement – Voting and Non-Competition Agreements.”

Adjournment proposal. Approval of the adjournment proposal requires that the votes cast in favor of the proposal by each class of Foundation Bancorp stock exceed the votes cast in opposition by each such class of Foundation Bancorp stock. If you mark “ABSTAIN” on your proxy card, fail to instruct your bank or broker how to vote, or if you are not a “street name” holder and fail to either submit a proxy card entirely or vote through the internet or in person at the special meeting, it will have no effect on such proposal.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for Foundation Bancorp to obtain the necessary quorum to hold its special meeting. In addition, your failure to submit a proxy or vote through the internet or in person, or failure to instruct your bank or broker how to vote, or abstention, will have the same effect as a vote “AGAINST” approval of the merger agreement. Approval of the merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Foundation Bancorp common stock and of the holders of at least a majority of the outstanding shares of Foundation Bancorp preferred stock. The Foundation Bancorp board of directors unanimously recommends that you vote “FOR” the merger proposal.

Q:	If my shares of stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:	Can I attend the meeting and vote my shares in person?

A:	Yes. All shareholders of Foundation Bancorp, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Foundation Bancorp common stock and Foundation Bancorp preferred stock can vote by proxy or through the internet or in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the meeting. Whether or not you plan to attend the special meeting, we urge you to vote by proxy or through the internet to ensure that your vote is counted.

Q:	Can I change my vote after I have mailed in my proxy card?

A:	Yes. If you are a holder of record of Foundation Bancorp common stock or Foundation Bancorp preferred stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Foundation Bancorp’s corporate secretary, or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. Attendance at the special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Foundation Bancorp after the vote will not affect the vote. Foundation Bancorp’s corporate secretary’s mailing address is: Corporate Secretary, Foundation Bancorp, Inc., 1110 112th Avenue NE, Suite 200, Bellevue, Washington 98004. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.

Q:	Are there any voting agreements in place with existing shareholders?

A:	Yes. In connection with the merger agreement, each of Thomas Ellison, who as of the record date for the Foundation Bancorp special meeting had the right to vote approximately [*]% of the outstanding shares of Foundation Bancorp common stock, and Castle Creek Capital Partners V, LP, which as of the record date had the right to vote 100% of the outstanding shares of Foundation Bancorp preferred stock, agreed, subject to certain exceptions, to vote their respective shares of Foundation Bancorp stock in favor of the merger proposal. The obligations of Mr. Ellison and Castle Creek Capital Partners V, LP, to vote in favor of the merger terminate on (1) the effective time of the merger, (2) a change in recommendation of the Foundation Bancorp board of directors to approve the merger, or (3) termination of the merger agreement in accordance with its terms, whichever occurs first. For further information, see “The Merger – Voting Agreements.” In addition, in connection with the merger agreement, each of the directors who own shares of Foundation Bancorp common stock and certain of the officers of Foundation Bancorp and Foundation Bank individually entered into an agreement with Pacific Continental to vote their shares of Foundation Bancorp common stock in favor of the merger agreement and against any competing proposal, subject to certain exceptions. These shareholders in the aggregate held approximately [*]% of Foundation Bancorp’s outstanding common stock as of [*], 2016. The obligations of such shareholders terminate in the event that the merger agreement is terminated for any reason in accordance with its terms, without the merger having been consummated, or a change of recommendation of the Foundation Bancorp board of directors to approve the merger. For further information, see “The Merger Agreement – Voting and Non-Competition Agreements.”

Q:	What are the U.S. federal income tax consequences of the merger to Foundation Bancorp shareholders?

A:	The closing of the merger is conditioned upon the receipt by Foundation Bancorp of an opinion from its counsel that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Subject to the limitations and qualifications described in the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 78 of this proxy statement/prospectus, a holder of Foundation Bancorp common stock whose shares of common stock are exchanged in the merger for shares of Pacific Continental common stock and cash generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Pacific Continental common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Foundation Bancorp common stock surrendered) and (2) the amount of cash received pursuant to the merger. Further, a holder of Foundation Bancorp common stock generally will recognize gain or loss with respect to cash received in lieu of fractional shares of Pacific Continental common stock that the Foundation Bancorp shareholder would otherwise be entitled to receive. For further information, see “Material United States Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of Foundation Bancorp common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

The U.S. federal income tax consequences with respect to holders of Foundation Bancorp preferred stock will generally depend, at least in part, upon facts and circumstances that are particular to such holders (and such owners of any such holder that is a pass-through entity). Accordingly, if you are a holder of Foundation Bancorp preferred stock, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Are Foundation Bancorp shareholders entitled to dissenters’ rights?

A:	Yes. Under Washington law, Foundation Bancorp shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Foundation Bancorp stock. To perfect dissenters’ rights, a Foundation Bancorp shareholder must deliver a notice to Foundation Bancorp before the vote is taken at the special meeting and must not vote the shareholder’s shares in favor of the merger. A shareholder electing to dissent must strictly comply with all of the procedures specified in the Revised Code of Washington (“RCW”) sections 23B.13.010 through 23B.13.310. A copy of these statutes is included as Annex B. For further information, see “The Merger – Dissenters’ Rights of Foundation Bancorp Shareholders” on page 57. A shareholder who chooses to dissent pursuant to the applicable provisions of the RCW may provide the required notice specified therein to Foundation Bancorp’s principal executive offices at 1110 112th Avenue NE, Suite 200, Bellevue, Washington 98004. Note that if you return a signed proxy card without voting instructions or with instructions to vote “FOR” the merger proposal, your shares will be voted in favor of the merger proposal and you will lose all dissenters’ rights available under Washington law.

Q:	If I am a Foundation Bancorp shareholder, should I send in my Foundation Bancorp stock certificates now?

A:	Simultaneously with the mailing of the election form discussed above, the exchange agent will provide each Foundation Bancorp shareholder with a transmittal letter and instructions for surrendering each share of Foundation Bancorp common stock or Foundation Bancorp preferred stock to the exchange agent in exchange for the merger consideration elected by such Foundation Bancorp shareholder. See “The Merger Agreement – Exchange of Certificates” for more information regarding the procedure for exchanging your Foundation Bancorp stock certificates for the merger consideration.

Q:	When do you expect to complete the merger?

A:	Pacific Continental and Foundation Bancorp expect to complete the merger in the third quarter of 2016. However, Foundation Bancorp cannot assure you as to when or if the merger will be completed. Foundation Bancorp must first obtain shareholder approval of the merger, and certain other closing conditions must be satisfied, including the obtaining of the necessary regulatory approvals.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of Foundation Bancorp common stock and Foundation Bancorp preferred stock will not receive any consideration for their shares in connection with the merger. Instead, Foundation Bancorp will remain an independent company and its common stock will continue to be traded on the over the counter market. In addition, if the merger agreement is terminated under certain circumstances, a termination fee may be required to be paid by either Pacific Continental or Foundation Bancorp. See “The Merger Agreement – Effect of Termination; Expenses; Termination Fees” beginning on page 73 for a discussion of the circumstances under which termination fees will be required to be paid.

Q:	Whom should I call with questions?

A:	If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Foundation Bancorp common stock or Foundation Bancorp preferred stock, please contact Foundation Bancorp’s Investor Relations Contact, Randy Cloes, Chief Financial Officer, at (425) 691-5000.

A copy of the merger agreement and any of the documents incorporated by reference in this proxy statement/prospectus will be provided to you promptly without charge if you call or write to: Pacific Continental Corporation, 111 West 7th Avenue, Eugene, Oregon 97401; Attention: Investor Relations; telephone (503) 268-6675.

The documents incorporated herein by reference have been previously filed with the SEC. See “Where You Can Find More Information” on page 96.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus, including the annexes, and the other documents to which we refer, in order to fully understand the merger. See “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (page 31)

Pacific Continental Corporation

Headquartered in Eugene, Oregon, Pacific Continental Corporation is the holding company of Pacific Continental Bank, an Oregon state-chartered commercial bank, with deposits insured by the Federal Deposit Insurance Corporation, which we refer to as the FDIC. At March 31, 2016, Pacific Continental Bank had 14 banking offices in Oregon and Washington and two loan production offices. Pacific Continental has established one of the most unique and attractive metropolitan branch networks in the Northwest with offices in three of the region’s largest markets, Seattle, Portland and Eugene. Pacific Continental targets the banking needs of community-based businesses, health care professionals, professional service providers and nonprofit organizations. At March 31, 2016, Pacific Continental had $1.97 billion in total assets, $1.41 billion in net loans and $1.70 billion in total deposits.

Pacific Continental’s stock is traded on the Nasdaq Global Select Market under the symbol “PCBK.” Pacific Continental’s principal office is located at 111 West 7th Avenue, Eugene, Oregon 97401, and its telephone number at that location is (541) 686-8685.

Pacific Continental’s internet address is www.therightbank.com. Information contained on this website is not part of this proxy statement/prospectus, and is not incorporated by reference herein. Additional information about Pacific Continental is included under “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

Foundation Bancorp, Inc.

Foundation Bancorp, Inc. is a bank holding company headquartered in Bellevue, Washington. Foundation Bancorp is the parent company of Foundation Bank, a Washington state-chartered commercial bank. Foundation Bank is a locally owned, full service commercial bank that has been serving the greater Puget Sound region since 2000. Since its founding, Foundation Bank has built its reputation on high-touch relationship banking serving the greater Puget Sound region. As of March 31, 2016, Foundation Bancorp had $422.4 million in total assets, $299.3 million in gross loans and $367.5 million in total deposits. Foundation Bancorp’s stock is traded over the counter under the OTCBB trading symbol “FDNB”.

Foundation Bancorp’s principal executive offices are located at 1110 112th Avenue NE, Suite 200, Bellevue, Washington 98004, and its telephone number at that location is (425) 691-5000. Foundation Bancorp’s internet address is www.foundationbank.com. Information contained on this website is not part of this proxy statement/prospectus, and is not incorporated by reference herein. See “Information about Foundation Bancorp, Inc.” on page 31 for more details relating to Foundation Bancorp.

The Merger and the Merger Agreement (pages 32 and 63)

The terms and conditions of the merger are contained in the merger agreement which is attached to this proxy statement/prospectus as Annex A. The merger agreement is the legal document that governs the merger. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.

Under the terms and conditions of the merger agreement and in accordance with Oregon and Washington law, upon completion of the merger, Foundation Bancorp will merge with and into Pacific Continental, with Pacific Continental continuing as the surviving corporation. This transaction is referred to in this proxy statement/prospectus as the merger. Immediately following the merger, Foundation Bank will merge with and into Pacific Continental Bank, with Pacific Continental Bank as the surviving bank, which we refer to as the bank merger. We refer to the merger and the bank merger collectively as the mergers.

Merger Consideration (page 63)

If the merger is completed, each share of Foundation Bancorp common stock (other than dissenting shares) will be converted into the right to receive “merger consideration” consisting of either (1) cash in an amount equal to $12.50 per share or (2) 0.7911 shares of Pacific Continental common stock for each issued and outstanding share of Foundation Bancorp common stock. The preferred stock of Foundation Bancorp will become convertible into the right to receive the merger consideration with respect to 1,500,000 shares of Foundation Bancorp common stock, together with cumulative cash dividends payable to the holder of such preferred stock through March 25, 2020, as set forth in the charter of Foundation Bancorp. The merger agreement also provides that 79,000 shares of restricted stock of Foundation Bancorp granted pursuant to certain equity incentive plans shall become fully vested as of the effective time of the merger and the holders thereof may elect to receive the merger consideration, as provided above. While the amount of the cash consideration paid per share for which an election to receive cash is made will remain $12.50 per share (subject to potential adjustment as provided for in the merger agreement and as described below), the market value of the stock consideration will fluctuate with the market price of Pacific Continental common stock. To the extent that Foundation Bancorp’s transaction expenses exceed $1,200,000 on an after-tax basis (subject, for such purpose, to certain exclusions), any excess shall reduce the per share cash consideration for the transaction by the quotient of such excess divided by the total number of issued and outstanding shares of common stock of Foundation Bancorp (including that number of shares of Foundation Bancorp common stock into which the shares of Foundation Bancorp preferred stock shall be convertible). See “The Merger Agreement – Effect of Termination; Expenses; Termination Fees” for additional information regarding the potential adjustment to the per share cash consideration.

Pacific Continental common stock is listed on the Nasdaq Global Select Market under the symbol “PCBK”. Foundation Bancorp common stock is traded over the counter under the OTCBB trading symbol “FDNB”. The following table shows the closing sale prices of Pacific Continental common stock and Foundation Bancorp common stock as reported on the Nasdaq Global Select Market and over the counter, respectively, on April 26, 2016, the last full trading day before the public announcement of the merger agreement, and on July [*], 2016, the last practicable trading day before the date of this proxy statement/prospectus. This table also shows the approximate implied value of the per share stock consideration issuable for each share of Foundation Bancorp common stock (including the shares of restricted stock of Foundation Bancorp and the Foundation Bancorp preferred stock on an as-converted basis), which we calculated by multiplying the closing price of Pacific Continental common stock on those dates by the exchange ratio of 0.7911.

	Pacific Continental Common Stock		Foundation Bancorp Common Stock		Implied Value of Merger Consideration for One Share of Foundation Bancorp Common Stock (1)
April 26, 2016		$16.744		$10.15		$13.24
July [*], 2016	$		$		$

(1)	Includes the shares of restricted stock of Foundation Bancorp and the Foundation Bancorp preferred stock on an as-converted basis.

Foundation Bancorp’s Board of Directors Unanimously Recommends that Foundation Bancorp Shareholders Vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal (page 38)

Foundation Bancorp’s board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Foundation Bancorp and its shareholders and has unanimously approved and adopted the merger agreement. Foundation Bancorp’s board of directors unanimously recommends that Foundation Bancorp shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal. For the factors considered by Foundation Bancorp’s board of directors in reaching its decision to approve and adopt the merger agreement, see “The Merger – Foundation Bancorp’s Reasons for the Merger; Recommendation of Foundation Bancorp’s Board of Directors”.

Opinion of Foundation Bancorp’s Financial Advisor (page 42 and Annex C)

In connection with the merger, Foundation Bancorp’s financial advisor, Keefe, Bruyette & Woods, Inc. (“Keefe, Bruyette & Woods”), delivered a written opinion, dated April 24, 2016, to the Foundation Bancorp board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Foundation Bancorp common stock of the merger consideration in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Keefe, Bruyette & Woods in preparing the opinion, is attached as Annex C to this document. The opinion was for the information of, and was directed to, the Foundation Bancorp board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Foundation Bancorp to engage in the merger or enter into the merger agreement or constitute a recommendation to the Foundation Bancorp board in connection with the merger, and it does not constitute a recommendation to any holder of Foundation Bancorp common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter (including, with respect to holders of Foundation Bancorp common stock, what election any such shareholder should make with respect to the cash consideration, the stock consideration or any combination thereof).

For further information, see “The Merger – Opinion of Foundation Bancorp’s Financial Advisor”.

What the Holder of Foundation Bancorp Preferred Stock Will Receive in the Merger (page 64)

At the closing of the merger, Castle Creek Capital Partners V, LP, the holder of 100% of the issued and outstanding shares of preferred stock of Foundation will become convertible into the right to receive the merger consideration with respect to 1,500,000 shares of Foundation common stock, together with cumulative cash dividends payable in respect of such preferred stock through March 25, 2020, as set forth in the charter of Foundation Bancorp. Subject to the election and proration procedures described in this proxy statement prospectus, the holder thereof may elect to receive the per share stock consideration or the per share cash consideration payable in the merger. In connection with the merger agreement, Castle Creek Capital Partners V, LP, has agreed, subject to certain exceptions, to vote its shares of preferred stock of Foundation in favor of the merger proposal, satisfying the vote required for the preferred stockholders to approve the merger proposal. Pursuant to its voting agreement with Pacific Continental, Castle Creek Capital Partners V, LP, has agreed to waive and not assert or perfect any dissenters’ rights or any liquidation rights that such shareholder may have by virtue of ownership of the shares in connection with the merger. The obligations of Castle Creek Capital Partners V, LP, under the voting agreement terminate on (1) the effective time of the merger, (2) a change in recommendation of the Foundation Bancorp board of directors to approve the merger, or (3) termination of the merger agreement in accordance with its terms, whichever occurs first. Castle Creek Capital Partners V, LP, as the holder of the Foundation Bancorp preferred stock, will also receive a cumulative cash dividend at closing, which would be $4,035,938 if the closing occurred on June 30, 2016, which amount represents the total cumulative dividend payable to such preferred stockholder through March 25, 2020.

What Holders of Foundation Bancorp Restricted Stock Will Receive in the Merger (page 65)

At the closing of the merger, each outstanding share of restricted stock awarded by Foundation Bancorp, whether vested or unvested, will become fully vested so that all the restrictions on the restricted stock shall lapse as of the effective time of the merger and the holder thereof may elect to receive the per share stock consideration or the per share cash consideration, or a combination thereof, payable in the merger, subject to the election and proration procedures described in this proxy statement/prospectus.

Foundation Bancorp Will Hold its Special Meeting on                 ,                 , 2016 (page 27)

The special meeting of Foundation Bancorp shareholders will be held on                 , 2016, at 3:30 p.m. local time, at Foundation Bank, 1110 112th Avenue NE, Bellevue, Washington 98004, West Building Conference Room, 1st Floor. At the special meeting, Foundation Bancorp shareholders will be asked to:

•	approve the merger proposal; and

•	approve an adjournment proposal, if necessary or appropriate.

Only holders of record of Foundation Bancorp common stock and Foundation Bancorp preferred stock at the close of business on                 , 2016, will be entitled to vote at the special meeting. Each share of Foundation Bancorp common stock and Foundation Bancorp preferred stock is entitled to one vote on each proposal to be considered at the Foundation Bancorp special meeting. As of the record date, there were                  shares of Foundation Bancorp common stock and 15,000 shares of Foundation Bancorp preferred stock entitled to vote at the special meeting. As of the record date, the directors and officers of Foundation Bancorp beneficially owned and were entitled to vote approximately                  shares of Foundation Bancorp common stock representing approximately     % of the shares of Foundation Bancorp common stock outstanding on that date. As of the record date, Thomas Ellison beneficially owned and was entitled to vote approximately                  shares of Foundation Bancorp common stock, representing approximately     % of the shares of Foundation Bancorp common stock outstanding on that date. As of the record date, Castle Creek Capital Partners V, LP, beneficially owned and was entitled to vote 15,000 shares of Foundation Bancorp preferred stock, representing 100% of the shares of Foundation Bancorp preferred stock outstanding on that date. Mr. Ellison, Castle Creek Capital Partners V, LP, and the directors and certain officers of Foundation Bancorp and Foundation Bank have agreed, subject to certain exceptions, to vote their respective shares of Foundation Bancorp common stock and Foundation Bancorp preferred stock in favor of the merger proposal. For further information, see “The Merger Agreement – Voting Agreements” and “ – Voting and Non-Competition Agreements”.

Approval of the merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Foundation Bancorp common stock and the holders of at least a majority of the outstanding shares of Foundation Bancorp preferred stock. To approve the adjournment proposal, the votes cast in favor of the proposal by each such class of Foundation Bancorp stock must exceed the votes cast in opposition by each class of stock. Accordingly, if you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote through the internet or in person at the special meeting or fail to instruct your bank or broker how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal. If you mark “ABSTAIN” on your proxy card, fail to instruct your bank or broker how to vote, or if you are not a “street name” holder and fail to submit a proxy card entirely or vote through the internet or in person at the special meeting, it will have no effect on the adjournment proposal.

The Merger Will Be Tax-Free to Holders of Foundation Bancorp Common Stock as to the Shares of Pacific Continental Common Stock They Receive (page 78)

The closing of the merger is conditioned upon the receipt by Foundation Bancorp of an opinion from its counsel that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

Subject to the limitations and qualifications described in the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 78 of this proxy statement/prospectus, a holder of Foundation Bancorp common stock whose shares of common stock are exchanged in the merger for shares of Pacific Continental common stock and cash generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Pacific Continental common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Foundation Bancorp common stock surrendered) and (2) the amount of cash received pursuant to the merger. Further, a holder of Foundation Bancorp common stock generally will recognize gain or loss with respect to cash received in lieu of fractional shares of Pacific Continental common stock that the Foundation Bancorp shareholder would otherwise be entitled to receive.

For further information, see “Material United States Federal Income Tax Consequences of the Merger”.

The U.S. federal income tax consequences described above may not apply to all holders of Foundation Bancorp common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

The U.S. federal income tax consequences with respect to holders of Foundation Bancorp preferred stock will generally depend, at least in part, upon facts and circumstances that are particular to such holders (and such owners of any such holder that is a pass-through entity). Accordingly, if you are a holder of Foundation Bancorp preferred stock, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Interests of Foundation Bancorp’s Directors and Officers in the Merger (page 54)

Foundation Bancorp shareholders should be aware that some of Foundation Bancorp’s directors and officers have interests in the merger and have arrangements that are different from, or in addition to, those of Foundation Bancorp shareholders generally. Foundation Bancorp’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to adopt the merger agreement, and in recommending that Foundation Bancorp shareholders vote in favor of approving the merger agreement.

These interests include the following:

•	Prior to the closing of the merger, any holder of outstanding Foundation Bancorp restricted stock awarded under a Foundation Bancorp equity incentive plan, whether vested or unvested, will be entitled to receive the merger consideration with respect to such shares of restricted stock, and will be subject to the election and proration procedures described in this proxy statement/prospectus. Subject to such procedures, the holder thereof may elect to receive the per share stock consideration or the per share cash consideration, or a combination thereof, payable in the merger.

•	One current director of Foundation Bancorp is a representative of Castle Creek Capital Partners V, LP, the holder of 100% of the issued and outstanding shares of Foundation Bancorp preferred stock. In accordance with the merger agreement, the preferred stock of Foundation Bancorp will become convertible into the right to receive the merger consideration with respect to 1,500,000 shares of Foundation Bancorp common stock. In addition, Castle Creek Capital Partners V, LP, will receive cumulative cash dividends payable with respect to such preferred stock through March 25, 2020, as set forth in the charter of Foundation Bancorp.

•	After the effective time of the merger, Pacific Continental will make the change in control payments provided for in written employment agreements entered into between Foundation Bancorp and certain officers of Foundation Bancorp prior to the date of the merger agreement, regardless of whether such officers will continue as employees of Pacific Continental.

•	The Foundation Bancorp compensation & governance committee has authorized the payment of transaction bonus payments to six officers in conjunction with the merger. A partial payment was made to five of the officers on December 21, 2015. The remaining payments to the five officers and the full payment to the sixth officer will be made upon a successful close of the merger in 2016. The committee authorized total payments to Duane Woods, Jocelyn Lane, Randy Cloes, Richard Deglman, Brett Ballman and Eileen Magnusson, in the following amounts: $135,000, $80,000, $80,000, $80,000, $80,000, and $50,000, respectively; with $505,000 payable to such officers in the aggregate. Pacific Continental has agreed to pay Duane Woods a supplemental transaction bonus in the amount of $135,000 after the closing of the merger.

•	In accordance with the merger agreement, two representatives of Foundation Bancorp will join the boards of directors of Pacific Continental and Pacific Continental Bank following the merger.

•	Under the merger agreement, Foundation Bancorp directors and officers are entitled to continued indemnification and to coverage under a directors’ and officers’ liability insurance policy for a period of six years after the merger.

•	As of the date of this proxy statement/prospectus, certain of the executive officers of Foundation Bancorp have accepted offers of employment with Pacific Continental. Following the merger, Jocelyn Lane, Executive Vice President and Market President, will be employed by Pacific Continental Bank in the position of Executive Vice President, Market President, Greater Seattle Market; Brett Ballman, Senior Vice President – Director of Operations, Risk and Regulatory Affairs, will be employed by Pacific Continental Bank as a senior vice president, Director of Internal Audit; and Eileen Magnusson, Senior Vice President and Director of Human Resources, will be employed by Pacific Continental Bank as a vice president, HR Business Partner.

For a more complete description of these interests, see “The Merger – Interests of Foundation Bancorp’s Directors and Officers in the Merger” and “The Merger Agreement – Treatment of Foundation Bancorp Preferred Stock” and “– Treatment of Foundation Bancorp Restricted Stock”.

Foundation Bancorp Shareholders Who Do Not Vote in Favor of the Merger Agreement May Be Entitled to Assert Dissenters’ Rights (page 57)

Under Washington law, Foundation Bancorp shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Foundation Bancorp stock. To perfect dissenters’ rights, a Foundation Bancorp shareholder must deliver a notice to Foundation Bancorp before the vote is taken at the special meeting and must not vote the shareholder’s shares in favor of the merger. A shareholder electing to dissent must strictly comply with all of the procedures specified in the Revised Code of Washington (“RCW”) Sections 23B.13.010 through 23B.13.310. A copy of these statutes is included as Annex B. For further information, see “The Merger – Dissenters’ Rights of Foundation Bancorp Shareholders” on page 57.

Conditions that Must Be Satisfied or Waived for the Merger to Occur (page 70)

Currently, Foundation Bancorp and Pacific Continental expect to complete the merger in the third quarter of 2016. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, (1) approval of the merger proposal by Foundation Bancorp’s shareholders, (2) the receipt of required regulatory approvals, (3) effectiveness under the federal securities laws of the registration statement of which this proxy statement/prospectus is a part, (4) authorization for listing on the Nasdaq Global Select Market of the shares of Pacific Continental common stock to be issued in the merger, (5) the absence of any order, injunction or other legal restraint preventing the completion of the merger or making the completion of the merger illegal, (6) subject to the materiality standards provided in the merger agreement, the accuracy of the representations and warranties of Pacific Continental and Foundation Bancorp, (7) performance in all material respects by each of Pacific Continental and Foundation Bancorp of its obligations under the merger agreement, (8) holders of not more than ten percent (10%) of the issued and outstanding shares of Foundation Bancorp common stock and that number of shares of Foundation Bancorp common stock into which the shares of Foundation Bancorp preferred stock are convertible shall have demanded or be entitled to demand payment of the fair value of their dissenters’ shares under applicable provisions of the RCW, and (9) receipt by Foundation Bancorp of an opinion from its counsel as to certain tax matters. In addition, the obligations of Pacific Continental to complete the merger are conditioned upon Foundation Bancorp having total shareholders’ equity, as reflected on its financial statements, of not less than $46,128,000, at the close of business on the last day of the month preceding the effective time of the merger. At March 31, 2016, Foundation Bancorp had total shareholders’ equity of $46.8 million. For further information, see “The Merger Agreement – Conditions to Completion of the Merger”.

Neither Foundation Bancorp nor Pacific Continental can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Non-Solicitation (page 68)

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the exceptions summarized below, Foundation Bancorp has agreed not to initiate or solicit or engage in any negotiations or have discussions with any other party with respect to a competing acquisition proposal, or to enter into any agreement relating to any such proposal, unless Foundation Bancorp receives an unsolicited bona fide proposal that the board of directors, prior to the approval of the merger by the Foundation Bancorp shareholders at the special meeting, determines in good faith and after consultation with its outside legal counsel and its independent financial advisors constitutes, or is reasonably likely to constitute, a proposal that is more favorable from a financial point of view to its shareholders than the merger (a “superior proposal”), and as to which the Foundation Bancorp Board also determines in good faith, and based on the advice of its outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties. Foundation Bancorp, before shareholder approval of the merger agreement, is permitted to, following receipt of an unsolicited bona fide acquisition proposal that its board of directors determines in good faith and after consultation with its outside legal counsel and its independent financial advisors constitutes, or is reasonably likely to constitute, a superior proposal, (1) provide confidential information or data to the party making the acquisition proposal and its representatives under the terms of a confidentiality agreement at least as favorable in all material respects, in the aggregate, to Foundation Bancorp as those contained in the confidentiality agreement between Foundation Bancorp and Pacific Continental, and (2) engage in negotiations or have discussions regarding the acquisition proposal.

Termination of the Merger Agreement (page 72)

The merger agreement may be terminated:

•	by the mutual written consent of Foundation Bancorp and Pacific Continental;

•	by either Foundation Bancorp or Pacific Continental, by majority vote of its respective board of directors and written notice to the other party, if the merger has not become effective by April 30, 2017;

•	by Pacific Continental or Foundation Bancorp, in the event of a material breach of any representation, warranty, covenant or agreement which cannot be or has not been cured within 30 days of written notice from the non-breaching party, and where the breach would allow the non-breaching party to terminate the merger agreement and the terminating party is not in material breach of the merger agreement;

•

by Foundation Bancorp, prior to, but not after, the approval of the merger agreement by the Foundation Bancorp shareholders, if: (i) Foundation Bancorp is not in material breach of the merger agreement; (ii) Foundation Bancorp receives an unsolicited bona fide acquisition proposal that is not withdrawn and that the Foundation Bancorp board of directors determines in good faith constitutes a superior proposal; (iii) the Foundation Bancorp board determines in good faith (after consultation with outside legal counsel and independent financial advisors) that failure to accept the superior proposal would be more likely than not inconsistent with its fiduciary obligations; (iv) Foundation Bancorp provides Pacific Continental prior written notice at least three business days prior to terminating the merger agreement, which notice states that the Foundation Bancorp board has received a superior proposal and, absent any revision to the terms and conditions of the merger agreement, the Foundation Bancorp board has determined to terminate the merger agreement; (v) during this three business day period, Foundation Bancorp negotiates in good faith with Pacific Continental (to the extent Pacific Continental wishes to negotiate) to enable Pacific Continental to make an improved offer such that the acquisition proposal at issue would cease to constitute a superior proposal; (vi) at the end of this three business day period (or such earlier time that Pacific Continental advises Foundation Bancorp that it no longer wishes to negotiate to amend the merger agreement), the Foundation Bancorp board of directors, after taking into account any modification to the terms of the merger agreement and the merger proposed by Pacific Continental, continues to believe that the acquisition proposal constitutes a superior proposal and Foundation Bancorp enters into a definitive agreement for such superior proposal; and (vii) Foundation Bancorp, prior to termination of the merger agreement, pays the applicable termination fee to Pacific Continental (see “The Merger Agreement – Effect of Termination; Expenses; Termination Fees”);

•	by either party, if any statute, rule, regulation, judgment, decree, injunction or other order permanently restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable (whether before or after the approval of the merger by the shareholders of Foundation Bancorp);

•	by either party, if the Foundation Bancorp shareholders fail to approve the merger agreement; or

•	by Pacific Continental, if the Foundation Bancorp board of directors (i) submits the merger agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; (ii) otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation; or (iii) recommends to its shareholders a superior proposal.

Effect of Termination; Expenses; Termination Fee (page 73)

The merger agreement generally provides that all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement shall be paid for by the party incurring such expense.

If, however, the merger agreement is terminated by Pacific Continental in the event of a material breach by Foundation Bancorp of any representation, warranty or covenant which is not cured, or if the board of directors of Foundation Bancorp submits the merger agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval, otherwise withdraws or materially and adversely modifies its recommendation or recommends to its shareholders a superior proposal, the merger agreement provides for Foundation Bancorp to pay to Pacific Continental the sum of $1,000,000. If the merger agreement is terminated by Foundation Bancorp prior to its obtaining shareholder approval of the merger proposal in order to enter into a definitive acquisition agreement with respect to a superior proposal, the merger agreement provides for Foundation Bancorp to pay to Pacific Continental the sum of $1,000,000. In such circumstances, or in the event the merger agreement is terminated by either party due to Foundation Bancorp’s shareholders not having approved the merger agreement, and Foundation Bancorp publicly announces a proposal, plan or intention to enter into an agreement to engage in an acquisition proposal prior to twelve (12) months from the date of termination, and such acquisition proposal had been proposed prior to the date of the Foundation Bancorp special meeting, then Foundation Bancorp is required to pay to Pacific Continental a termination fee of $2,000,000 (reduced by the amounts paid or payable, as provided above). If the merger agreement is terminated by Foundation Bancorp in the event of a material breach by Pacific Continental of any representation, warranty or covenant which is not cured, the merger agreement provides for Pacific Continental to pay to Foundation Bancorp the sum of $2,000,000.

The merger agreement provides that each party shall pay its respective transaction expenses, including expenses related to legal, accounting and advisory services. To the extent that Foundation Bancorp’s transaction expenses exceed $1,200,000 on an after-tax basis (subject, for such purpose, to certain exclusions), any excess shall reduce the per share cash consideration for the transaction by the quotient of such excess divided by the total number of issued and outstanding shares of common stock of Foundation Bancorp (including that number of shares of Foundation Bancorp common stock into which the shares of Foundation Bancorp preferred stock shall be convertible).

See “The Merger Agreement – Effect of Termination; Expenses; Termination Fees” for additional information.

Regulatory Approvals Required for the Merger (page 60)

Subject to the terms of the merger agreement, Foundation Bancorp has agreed to cooperate with Pacific Continental and use its reasonable best efforts to assist Pacific Continental in obtaining all regulatory approvals (or waivers or non-objections) necessary to consummate the transactions contemplated by the merger agreement. Under applicable law, the merger must be approved by the Board of Governors of the Federal Reserve System, or “Federal Reserve Board,” and the bank merger must be approved (or waived or not objected to) by the Federal Deposit Insurance Corporation, or “FDIC”, the Director of the Oregon Division of Finance and Corporate Securities, or “Oregon Director” and the Agency Director of the Washington State Department of Financial Institutions, or “Washington Director”. Pacific Continental and Foundation Bancorp filed all of the required applications, and filed a request for a waiver from the Federal Reserve Board of its application requirements that would apply to this merger. As of the date hereof, the FDIC and the Oregon Director have approved the bank merger applications, and the Federal Reserve Board has granted the requested waiver.

Although neither Foundation Bancorp nor Pacific Continental knows of any reason why the remaining regulatory approval cannot be obtained in a timely manner, Foundation Bancorp and Pacific Continental cannot be certain when or if it will be obtained.

The Rights of Foundation Bancorp Shareholders Will Change as a Result of the Merger (page 82)

The rights of Foundation Bancorp shareholders will change as a result of the merger due to differences in Pacific Continental’s and Foundation Bancorp’s governing documents and due to differences in the laws of the states of incorporation of Pacific Continental (Oregon) and Foundation Bancorp (Washington). The rights of Foundation Bancorp shareholders are governed by Foundation Bancorp’s articles of incorporation and bylaws, each as amended to date, and by the corporate laws of the State of Washington. Upon the completion of the merger, Foundation Bancorp shareholders will become shareholders of Pacific Continental, as the continuing legal entity in the merger, and the rights of Foundation Bancorp shareholders will thereafter be governed by Pacific Continental’s articles of incorporation and bylaws, each as amended to date, and by the corporate laws of the State of Oregon.

See “Comparison of Shareholder Rights” for a description of the material differences in shareholders’ rights under the Pacific Continental and Foundation Bancorp governing documents and the laws of their respective states of incorporation.

Risk Factors (page 17)

You should consider all of the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 17.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information”.

Because the market price of Pacific Continental common stock will fluctuate, the value of the stock consideration to be received by Foundation Bancorp shareholders in the merger is uncertain.

If the merger is completed, each share of Foundation Bancorp common stock (other than dissenting shares) will be converted into the right to receive “merger consideration” consisting of either (1) cash in an amount equal to $12.50 per share or (2) 0.7911 shares of Pacific Continental common stock for each issued and outstanding share of Foundation Bancorp common stock. The preferred stock of Foundation Bancorp will become convertible into the right to receive the merger consideration with respect to 1,500,000 shares of Foundation Bancorp common stock, together with cumulative cash dividends payable to the holder of such preferred stock through March 25, 2020, as set forth in the charter of Foundation Bancorp. The merger agreement also provides that 79,000 shares of restricted stock of Foundation Bancorp granted pursuant to certain equity incentive plans will become fully vested as of the effective time of the merger and the holders of the restricted stock may elect to receive the merger consideration, as provided above.

While the amount of the cash consideration paid per share for which an election to receive cash is made will remain $12.50 per share (subject to potential adjustment as provided in the merger agreement), the market value of the stock consideration will fluctuate with the market price of Pacific Continental common stock. The market value of the shares of Pacific Continental common stock to be received as part of the merger consideration will fluctuate with the market price of Pacific Continental common stock, and will vary from the closing price of Pacific Continental common stock on the date Pacific Continental and Foundation Bancorp announced the merger, on the date that this proxy statement/prospectus is mailed to Foundation Bancorp shareholders, on the date of the special meeting, and on the date the merger is completed and thereafter.

Any change in the market price of Pacific Continental common stock prior to the completion of the merger will affect the market value of the stock consideration that Foundation Bancorp shareholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either shares of Pacific Continental common stock or shares of Foundation Bancorp common stock, except as described above. Stock price changes may result from a variety of factors that are beyond the control of Pacific Continental and Foundation Bancorp, including, but not limited to, general market and economic conditions, changes in the companies’ respective businesses, operations and prospects, and regulatory considerations. In connection with your vote on the merger, you should obtain current market quotations for shares of Pacific Continental common stock (NASDAQ trading symbol “PCBK”) and for shares of Foundation Bancorp common stock (OTCBB trading symbol “FDNB”).

The market price of Pacific Continental common stock after the merger may be affected by factors different from those affecting the shares of Foundation Bancorp or Pacific Continental currently.

Upon completion of the merger, holders of Foundation Bancorp common stock and Foundation Bancorp preferred stock may become holders of Pacific Continental common stock. Pacific Continental’s business differs in important respects from that of Foundation Bancorp, and, accordingly, the results of operations of the combined company and the market price of Pacific Continental’s common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Pacific Continental and Foundation Bancorp. For a discussion of the business of Pacific Continental and of some important factors to consider in connection with that business, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information”.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, Pacific Continental and Foundation Bancorp must obtain approvals from the FDIC, the Oregon Director and the Washington Director, and the approval (or waiver) of the Federal Reserve Board. Other approvals, waivers, non-objections or consents from regulators may also be required. In determining whether to grant these approvals, waivers, non-objections or consents the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger – Regulatory Approvals Required for the Merger”. An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay its receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger.

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

Pacific Continental and Foundation Bancorp have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on Pacific Continental’s ability to successfully combine and integrate the businesses of Pacific Continental and Foundation Bancorp in a manner that permits growth opportunities and does not materially disrupt the existing customer relations or result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect Pacific Continental’s ability to successfully conduct its business, which could have an adverse effect on Pacific Continental’s financial results and the value of its common stock. If Pacific Continental experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Pacific Continental and/or Foundation Bancorp to lose customers or cause customers to remove their accounts from Pacific Continental and/or Foundation Bancorp and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Pacific Continental and Foundation Bancorp during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The opinion of Foundation Bancorp’s financial advisor delivered to Foundation Bancorp’s board of directors prior to execution of the merger agreement will not reflect any changes in circumstances that may have occurred since the date of the opinion.

The fairness opinion of Keefe, Bruyette & Woods was delivered to Foundation Bancorp’s board of directors on April 24, 2016. Changes in the operations and prospects of Pacific Continental or Foundation Bancorp, general market and economic conditions and other factors which may be beyond the control of Pacific Continental and Foundation Bancorp may have altered the value of Pacific Continental or Foundation Bancorp or the sale prices of shares of Pacific Continental common stock and Foundation Bancorp common stock as of the date of this proxy statement/prospectus, or may alter such values and sale prices by the time the merger is completed. Keefe, Bruyette & Woods’ opinion, dated April 24, 2016, does not and will not speak as of the date of this proxy statement/prospectus or the time the merger is completed or any other date other than the date of the opinion. For a description of the opinion, see “The Merger – Opinion of Foundation Bancorp’s Financial Advisor”.

Certain of Foundation Bancorp’s directors and officers have interests in the merger that may differ from the interests of Foundation Bancorp’s shareholders.

Foundation Bancorp’s shareholders should be aware that some of Foundation Bancorp’s directors and officers have interests in the merger and have arrangements that are different from, or in addition to, those of Foundation Bancorp’s shareholders generally. These interests and arrangements may create potential conflicts of interest. Foundation Bancorp’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Foundation Bancorp’s shareholders vote in favor of approving the merger agreement.

These interests include the following:

•	Prior to the closing of the merger, any holder of outstanding Foundation Bancorp restricted stock awarded under a Foundation Bancorp equity incentive plan, whether vested or unvested, will be entitled to receive the merger consideration with respect to such shares of restricted stock, and will be subject to the election and proration procedures described in this proxy statement/prospectus. Subject to such procedures, the holder thereof may elect to receive the per share stock consideration or the per share cash consideration, or a combination thereof, payable in the merger.

•	One current director of Foundation Bancorp is a representatives of Castle Creek Capital Partners V, LP, the holder of 100% of the issued and outstanding shares of Foundation Bancorp preferred stock. In accordance with the merger agreement, the preferred stock of Foundation Bancorp will become convertible into the right to receive the merger consideration with respect to 1,500,000 shares of Foundation Bancorp common stock. In addition, Castle Creek Capital Partners V, LP, will receive cumulative cash dividends payable with respect to such preferred stock through March 25, 2020, as set forth in the charter of Foundation Bancorp.

•	After the effective time of the merger, Pacific Continental will make the change in control payments provided for in the written employment agreements entered into between Foundation Bancorp and certain officers of Foundation Bancorp prior to the date of the merger agreement, regardless of whether such officers will continue as employees of Pacific Continental.

•	The Foundation Bancorp compensation & governance committee has authorized the payment of transaction bonus payments to six officers in conjunction with the merger. A partial payment was made to five of the officers on December 21, 2015. The remaining payments to the five officers and the full payment to the sixth officer will be made upon a successful close of the merger in 2016. The committee authorized total payments to Duane Woods, Jocelyn Lane, Randy Cloes, Richard Deglman, Brett Ballman and Eileen Magnusson, in the following amounts: $135,000, $80,000, $80,000, $80,000, $80,000, and $50,000, respectively; with $505,000 payable to such officers in the aggregate. Pacific Continental has agreed to pay Duane Woods a supplemental transaction bonus in the amount of $135,000 after the closing of the merger.

•	In accordance with the merger agreement, two representatives of Foundation Bancorp will join the boards of directors of Pacific Continental and Pacific Continental Bank following the merger.

•	Under the merger agreement, Foundation Bancorp directors and officers are entitled to continued indemnification and to coverage under a directors’ and officers’ liability insurance policy for a period of six years after the merger.

•	As of the date of this proxy statement/prospectus, certain of the executive officers of Foundation Bancorp have accepted offers of employment with Pacific Continental. Following the merger, Jocelyn Lane, Executive Vice President and Market President, will be employed by Pacific Continental Bank in the position of Executive Vice President, Market President, Greater Seattle Market; Brett Ballman, Senior Vice President – Director of Operations, Risk and Regulatory Affairs, will be employed by Pacific Continental Bank as a senior vice president, Director of Internal Audit; and Eileen Magnusson, Senior Vice President and Director of Human Resources, will be employed by Pacific Continental Bank as a vice president, HR Business Partner.

For a more complete description of these interests, see “The Merger – Interests of Foundation Bancorp’s Directors and Officers in the Merger.”

Termination of the merger agreement could negatively impact Foundation Bancorp.

If the merger agreement is terminated, there may be various consequences. For example, the market price of Foundation Bancorp’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Foundation Bancorp may be required to pay to Pacific Continental a termination fee of $1.0 million or $2.0 million, depending upon the circumstances of termination.

The $1.0 million or $2.0 million, as applicable, termination fee and the restrictions on solicitation contained in the merger agreement may discourage others from trying to acquire Foundation Bancorp.

Until the completion of the merger, with some exceptions, Foundation Bancorp is prohibited from initiating, soliciting, or engaging in any negotiations concerning any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than Pacific Continental. In addition, Foundation Bancorp has agreed to pay a $1.0 million or $2.0 million termination fee to Pacific Continental, depending upon the circumstances of the termination. In addition, in connection with the merger agreement, each of Thomas Ellison, who as of the record date had the right to vote approximately [*]% of the outstanding shares of Foundation Bancorp common stock, and Castle Creek Capital Partners V, LP, which as of the record date had the right to vote 100% of the outstanding shares of Foundation Bancorp preferred stock, agreed, subject to certain exceptions, to vote their respective shares of Foundation Bancorp common stock and Foundation Bancorp preferred stock in favor of the merger proposal. Each of the directors of Foundation Bancorp and Foundation Bank who own shares of Foundation Bancorp common stock and certain officers of Foundation Bancorp and Foundation Bank also individually entered into an agreement with Pacific Continental to vote their shares of Foundation Bancorp common stock in favor of the merger agreement and against any competing proposal, subject to certain exceptions. These shareholders in the aggregate held approximately [*]% of Foundation Bancorp’s outstanding common stock as of [*], 2016. For further information, see “The Merger Agreement – Voting Agreements” and “ – Voting and Non-Competition Agreements.” These provisions could discourage other companies from trying to acquire Foundation Bancorp even though those other companies might be willing to offer greater value to Foundation Bancorp’s shareholders than Pacific Continental has offered in the merger. The payment of the termination fee could also have an adverse effect on Foundation Bancorp’s financial condition. See “The Merger Agreement – Effect of Termination; Expenses; Termination Fees” on page 73.

Foundation Bancorp will be subject to business uncertainties and contractual restrictions on its operations while the merger is pending.

Foundation Bancorp will be subject to business uncertainties and contractual restrictions on its operations while the merger is pending. For instance, uncertainty about the effect of the merger on employees and customers may have an adverse effect on Foundation Bancorp and consequently on Pacific Continental. These uncertainties may impair Foundation Bancorp’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Foundation Bancorp to seek to change existing business relationships with Foundation Bancorp. Retention of certain employees by Foundation Bancorp may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Foundation Bancorp. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Pacific Continental or Foundation Bancorp, Foundation Bancorp’s business or Pacific Continental’s business following the merger could be harmed. In addition, subject to certain exceptions, Foundation Bancorp has agreed to operate its business in the ordinary course, and to comply with certain other operational restrictions, prior to closing. The merger agreement also restricts Foundation Bancorp from making certain acquisitions and taking other specified actions until the merger occurs without the consent of Pacific Continental. These restrictions may prevent Foundation Bancorp from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement – Covenants and Agreements” for a description of the restrictive covenants applicable to Foundation Bancorp.

If the merger is not completed, Pacific Continental and Foundation Bancorp will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Pacific Continental and Foundation Bancorp has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Pacific Continental and Foundation Bancorp would have to recognize these expenses without realizing the expected benefits of the merger.

The shares of Pacific Continental common stock to be received by Foundation Bancorp shareholders as a result of the merger will have different rights from the shares of Foundation Bancorp common stock.

Upon completion of the merger, Foundation Bancorp shareholders will become Pacific Continental shareholders and their rights as shareholders will be governed by the Pacific Continental articles of incorporation and bylaws. In addition, Foundation Bancorp is incorporated under the laws of the State of Washington, and Pacific Continental is incorporated under the laws of the State of Oregon. The rights associated with Foundation Bancorp common stock are different from the rights associated with Pacific Continental common stock. Please see “Comparison of Shareholder Rights” beginning on page 82 for a discussion of the different rights associated with Pacific Continental common stock.

Shareholders may receive a form of consideration different from what they elect.

While each Foundation Bancorp shareholder may elect to receive cash or Pacific Continental common stock in the merger, the proration and allocation procedures set forth in the merger agreement are intended to ensure that the aggregate cash consideration payable to the holders of Foundation Bancorp common stock will be $19,334,017.50, subject to potential adjustment as provided for in the merger agreement. If Foundation Bancorp shareholders elect more cash or stock consideration than is available under the merger agreement, your elections may be prorated to ensure that the aggregate cash consideration payable to the holders of Foundation Bancorp common stock will be $19,334,017.50, subject to potential adjustment as provided for in the merger agreement. Therefore, your ability to receive cash or shares of Pacific Continental stock in exchange for your shares of Foundation Bancorp common stock or Foundation Bancorp preferred stock in accordance with your election may depend upon the election of other Foundation Bancorp shareholders.

Anti-takeover provisions in Pacific Continental’s amended and restated articles of incorporation and bylaws and Oregon law could impede a takeover of Pacific Continental.

Pacific Continental’s second amended and restated articles of incorporation contain provisions that could make it more difficult for a third-party to acquire Pacific Continental (even if doing so would be beneficial to

Pacific Continental’s shareholders) and for holders of Pacific Continental’s common stock to receive any related takeover premium for their common stock. Pacific Continental is also subject to certain provisions of Oregon law that could delay, deter or prevent a change in control of Pacific Continental. These provisions could limit the price that investors might be willing to pay in the future for shares of Pacific Continental common stock. Please see “Comparison of Shareholder Rights” beginning on page 82 for a discussion of these provisions.

Sales of substantial amounts of Pacific Continental’s common stock in the open market by former Foundation Bancorp shareholders could depress Pacific Continental’s stock price.

Shares of Pacific Continental common stock that are issued to shareholders of Foundation Bancorp in the merger will be freely tradable without restrictions or further registration under the Securities Act of 1933. Based on the shares of Foundation Bancorp common stock outstanding as of the record date (including the shares of Foundation Bancorp restricted stock and the Foundation Bancorp preferred stock on an as-converted basis), the maximum number of shares of common stock Pacific Continental will issue upon completion of the merger is approximately [*] shares. If the merger is completed and if former shareholders of Foundation Bancorp sell substantial amounts of Pacific Continental common stock in the public market following completion of the merger, the market price of Pacific Continental common stock may decrease.

Holders of Foundation Bancorp common stock and Foundation Bancorp preferred stock will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management of the combined company.

Holders of Foundation Bancorp common stock currently have the right to vote in the election of the board of directors and on other matters affecting Foundation Bancorp. Holders of Foundation Bancorp preferred stock currently have the right to vote together with the holders of Foundation Bancorp common stock on all matters upon which the holders of Foundation Bancorp common stock are entitled to vote, provided than no holder of Foundation Bancorp preferred stock may vote in excess of 9.9% of the votes entitled to be cast at any meeting of shareholders. Upon the completion of the merger, each Foundation Bancorp shareholder who receives shares of Pacific Continental common stock will become a shareholder of Pacific Continental with a percentage ownership of Pacific Continental that is smaller than such shareholder’s percentage ownership of Foundation Bancorp. It is currently expected that the former shareholders of Foundation Bancorp as a group will receive shares in the merger constituting approximately [*]% of the outstanding shares of Pacific Continental common stock immediately after the merger. As a result, current shareholders of Pacific Continental as a group will own approximately [*]% of the outstanding shares of Pacific Continental common stock immediately after the merger. Because of this, Foundation Bancorp shareholders may have less influence on the management and policies of Pacific Continental than they now have on the management and policies of Foundation Bancorp.

Risk Factors Relating to Pacific Continental and Pacific Continental’s Business

Pacific Continental is, and will continue to be, subject to the risks described in Pacific Continental’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC, and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 96.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Pacific Continental’s or Foundation Bancorp’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “plan,” “project,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Foundation Bancorp and Pacific Continental, including future financial and operating results, the combined company’s plans, objectives, expectations, strategies and intentions, and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. In addition to factors discussed under “Risk Factors” or previously disclosed in Pacific Continental’s reports filed with the SEC that are incorporated into this proxy statement/prospectus by reference, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Foundation Bancorp shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Pacific Continental and Foundation Bancorp businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; diversion of management time on issues relating to the merger and the bank merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; economic conditions and changes in economic conditions in general and in Oregon or Washington in particular; changes in Pacific Continental’s stock price before closing, including as a result of the financial performance of Foundation Bancorp prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; the impact, extent and timing of technological changes, capital management activities, actions of the Federal Reserve Board, the FDIC, the Oregon Director, or the Washington Director, or other legislative and regulatory actions and reforms; and failure to consummate or delay in consummating the merger for any other reason.

For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, Pacific Continental and Foundation Bancorp claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference in this proxy statement/prospectus. Pacific Continental and Foundation Bancorp do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Pacific Continental, Foundation Bancorp or any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PACIFIC CONTINENTAL CORPORATION

The following selected consolidated financial information for the fiscal years ended December 31, 2011 through December 31, 2015, is derived from audited consolidated financial statements of Pacific Continental. The consolidated financial information as of and for the three months ended March 31, 2015 and 2016 is derived from unaudited consolidated financial statements and, in the opinion of Pacific Continental’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these data for those dates. The results of operations for the three months ended March 31, 2016, are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2016. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with Pacific Continental’s consolidated financial statements and related notes thereto included in Pacific Continental’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and in Pacific Continental’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information”.

	(Unaudited) Three Months Ended March 31, 2016	(Unaudited) Three Months Ended March 31, 2015	Years Ended December 31,
			2015	2014	2013	2012	2011
EARNINGS
Interest income	$19,953	$16,068	$74,236	$62,027	$60,933	$55,894	$59,784
Interest expense	$1,144	$1,096	$4,436	$4,579	$4,794	$5,818	$8,615
Net interest income	$18,809	$14,972	$69,800	$57,448	$56,139	$50,076	$51,169
Provision for loan loss	245	$—	$1,695	$—	$250	$1,900	$12,900
Noninterest income	$1,807	$1,276	$6,625	$4,995	$5,826	$5,741	$5,866
Noninterest expense	$12,007	$11,972	$45,890	$37,729	$40,732	$35,105	$37,076
Net income	$5,459	$2,802	$18,751	$16,042	$13,767	$12,653	$5,341
Basic earnings per share	$0.28	$0.15	$0.97	$0.90	$0.77	$0.70	$0.29
Diluted earnings per share	$0.28	$0.15	$0.97	$0.89	$0.76	$0.69	$0.29
Average shares outstanding	19,607,106	18,232,076	19,250,838	17,812,740	17,871,439	18,085,607	18,427,657
Average diluted shares outstanding	19,782,282	18,444,971	19,392,079	18,045,028	18,059,923	18,238,160	18,519,547

PERFORMANCE RATIOS
Return on average assets	1.12%	0.72%	1.05%	1.09%	0.96%	0.96%	0.44%
Return on average equity (book)	9.92%	5.91%	8.99%	8.83%	7.61%	6.97%	3.01%
Return on average equity (tangible)(1)	12.35%	7.05%	11.14%	10.14%	8.75%	7.94%	3.45%
Net interest margin – fully tax equivalent yield(2)	4.27%	4.26%	4.34%	4.30%	4.37%	4.24%	4.61%
Efficiency ratio (tax equivalent)(3)	57.52%	72.47%	59.22%	59.41%	65.73%	62.89%	65.01%
Full-time equivalent employees	322	288	322	288	290	268	263

CAPITAL
Tier 1 leverage ratio	9.75%	11.31%	9.93%	11.33%	11.49%	12.33%	13.09%
Tier 1 risk based ratio	11.37%	11.97%	11.47%	14.48%	14.90%	16.90%	17.97%
Total risk based ratio	12.46%	13.08%	12.58%	15.73%	16.15%	18.15%	19.22%
Book value per share	$11.46	$10.80	$11.15	$10.39	$10.01	$10.28	$9.70
Regular cash dividend per share	$0.11	$0.10	$0.420	$0.40	$0.36	$0.24	$0.10
Special cash dividend per share	$—	$—	$—	$0.29	$0.37	$0.07	$—

ASSET QUALITY
Allowance for loan losses (ALL)	$17,596	$15,724	$17,301	$15,637	$15,917	$16,345	$14,941
Non-performing loans (NPLs) net of government guarantees	$2,642	$2,635	$2,719	$1,989	$4,608	$8,456	$26,099
Non-performing assets (NPAs) net of government guarantees	$14,389	$16,802	$14,466	$15,363	$20,963	$26,428	$37,099
Other real estate owned	$11,747	$14,167	$11,747	$13,374	$16,355	$17,972	$11,000
Net loan (recoveries) charge offs	$(50)	$(87)	$31	$280	$678	$496	$14,529
ALL as a percentage of gross loans	1.23%	1.25%	1.23%	1.50%	1.60%	1.88%	1.82%
ALL as a % NPLs, net of government guarantees	666.01%	596.74%	636.30%	786.17%	345.42%	193.29%	57.25%
Net loan charge offs (recoveries) to average loans	-0.01%	-0.03%	-0.02%	0.03%	0.07%	0.06%	1.74%
Net NPLs as a percentage of total loans	0.18%	0.21%	0.19%	0.19%	0.46%	0.97%	3.18%
Nonperforming assets as a percentage of total assets	0.73%	0.94%	0.76%	1.02%	1.45%	1.92%	2.92%
Consolidated classified asset ratio(4)	20.96%	27.60%	23.03%	24.54%	29.02%	31.18%	38.91%
Past due as a percentage of total loans(5)	0.07%	0.35%	0.03%	0.15%	0.23%	0.30%	0.41%

	(Unaudited) Three Months Ended March 31, 2016	(Unaudited) Three Months Ended March 31, 2015	Years Ended December 31,
			2015	2014	2013	2012	2011
END OF PERIOD BALANCES
Total securities available for sale	$383,442	$397,497	$366,598	$351,946	$347,441	$389,979	$346,594
Total loans net of allowance	$1,412,138	$1,238,982	$1,387,181	$1,029,384	$977,928	$854,071	$805,211
Total loans held for sale	$—	$—	$—	$—	$—	$—	$1,058
Total earning assets	$1,828,922	$1,641,501	$1,753,779	$1,381,330	$1,325,369	$1,244,050	$1,152,863
Total assets	$1,965,705	$1,780,849	$1,909,478	$1,504,325	$1,449,726	$1,373,487	$1,270,232
Total non-interest bearing deposits	$675,296	$503,735	$568,688	$407,311	$366,891	$329,825	$278,576
Core deposits(6)	$1,633,941	$1,417,397	$1,533,942	$1,110,861	$990,315	$938,629	$885,843
Total deposits	$1,696,588	$1,496,747	$1,597,093	$1,209,093	$1,090,981	$1,046,154	$965,254
Shareholders’ equity	$224,879	$210,651	$218,491	$184,161	$179,184	$183,381	$178,866

AVERAGE BALANCES
Total securities available for sale	$379,001	$360,399	$378,748	$348,049	$365,889	$384,810	$304,424
Total loans net of allowance	$1,403,115	$1,077,706	$1,253,987	$1,010,182	$943,381	$816,465	$817,419
Total earning assets	$1,820,554	$1,458,910	$1,645,876	$1,362,157	$1,312,660	$1,201,573	$1,122,535
Total assets	$1,956,412	$1,573,767	$1,782,832	$1,477,060	$1,433,213	$1,317,094	$1,226,715
Total non-interest bearing deposits	$617,072	$439,780	$518,267	$376,175	$336,063	$297,428	$263,915
Core deposits(6)	$1,606,548	$1,200,618	$1,406,168	$1,031,140	$967,592	$877,256	$879,779
Total deposits	$1,670,231	$1,283,604	$1,475,815	$1,132,428	$1,074,166	$972,854	$945,187
Shareholders’ equity	$221,425	$192,340	$208,500	$181,762	$180,857	$181,475	$177,256

(1)	Tangible equity excludes goodwill and core deposit intangible assets related to acquisitions.
(2)	Net interest margin is reported on a tax-equivalent yield basis at a 35% tax rate.
(3)	Efficiency ratio is noninterest expense as a percent of net interest income (on a tax equivalent basis) plus noninterest income.
(4)	All loan-related contingent liabilities and loans internally graded substandard or worse, impaired loans (net of government guarantees), adversely classified securities, and other real estate owned, divided by total consolidated Tier 1 capital plus the allowance for loan losses.
(5)	Defined as loans past due more than 30 days and still accruing interest, as a percentage of total loans, net of deferred fees.
(6)	Core deposits include demand, interest checking, money market, savings, and local time deposits, including local nonpublic time deposits in excess of $100,000.

COMPARATIVE PER SHARE DATA OF PACIFIC CONTINENTAL CORPORATION (UNAUDITED)

The table below sets forth the book value per common share, cash dividends per common share, and basic and diluted earnings per common share data for each of Pacific Continental and Foundation Bancorp on a historical basis, for Pacific Continental on a pro forma combined basis and on a pro forma combined basis for Foundation Bancorp equivalent shares. The Per Equivalent Foundation Bancorp Share data shows the effect of the merger from the perspective of an owner of Foundation Bancorp common stock (and includes the shares of Foundation Bancorp restricted stock and the Foundation Bancorp preferred stock on an as-converted basis). The pro forma combined and pro forma per equivalent shares information gives effect to the merger as if the merger had been effective on the dates presented in the case of the book value per common share data, and as if the merger had been effective as of January 1 of the applicable pro forma period, in the case of the cash dividends paid per common share and earnings per common share data. The pro forma data combines the historical results of Foundation Bancorp into Pacific Continental’s consolidated statement of income and, while certain adjustments were made for the estimated impact of certain fair value adjustments and other merger-related activity, they are not indicative of what could have occurred had the merger taken place on January 1 of the applicable pro forma period.

The pro forma financial information in the table below is provided for illustrative purposes and does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies or asset dispositions, among other factors, or the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of Foundation Bancorp will be reflected in the consolidated financial statements of Pacific Continental on a prospective basis.

	Pacific Continental Historical	Foundation Bancorp Historical	Pro Forma Combined	Per Equivalent Foundation Bancorp Share(1)
Book value per common share(2):
December 31, 2015	$11.15	$8.47	$11.64	$9.20
March 31, 2016	$11.46	$8.88	$11.91	$9.42

Cash dividends paid per common share(3):
Year ended December 31, 2015	$0.42	—	$0.42	$0.33
Three months ended March 31, 2016	$0.11	—	$0.11	$0.09

Basic and diluted earnings per common share:
Year ended December 31, 2015
Basic(4)	$0.97	$(0.91)	$0.97	$0.77
Diluted(5)	$0.97	—	$0.97	$0.77
Three months ended March 31, 2016
Basic(6)	$0.28	$0.14	$0.28	$0.22
Diluted(7)	$0.28	$0.15	$0.28	$0.22

(1)	Computed by multiplying the Pacific Continental pro forma combined amounts by the exchange ratio of 0.7911. Includes the shares of Foundation Bancorp restricted stock and the Foundation Bancorp preferred stock on an as-converted basis.
(2)	Consolidated book value less $15 million of Foundation Bancorp preferred stock divided by average Foundation Bancorp common shareholders’ equity.
(3)	Pro forma combined cash dividends are based only upon Pacific Continental’s historical amounts.
(4)	Net income after dividends divided by average Foundation Bancorp common shareholders’ equity.
(5)	Diluted earnings per common share not calculated due to loss.
(6)	Net income after dividends divided by average Foundation Bancorp common shareholders’ equity.
(7)	Net income before dividends divided by average Foundation Bancorp common shareholders’ equity plus equity of Foundation Bancorp preferred converted shares.

THE SPECIAL MEETING

This section contains information for Foundation Bancorp shareholders about the special meeting that Foundation Bancorp has called to allow its shareholders to consider and vote on the merger agreement and other related matters. Foundation Bancorp is mailing this proxy statement/prospectus to Foundation Bancorp shareholders, on or about July     , 2016. This proxy statement/prospectus is accompanied by a notice of the special meeting of Foundation Bancorp shareholders and a form of proxy card that Foundation Bancorp’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of Meeting

The special meeting of Foundation Bancorp shareholders will be held at Foundation Bank, 1110 112th Avenue NE, Bellevue, Washington 98004, West Building Conference Room, 1st Floor, at 3:30 p.m., local time, on                 ,                 , 2016.

Matters to Be Considered

At the special meeting, Foundation Bancorp shareholders will be asked to consider and vote upon the following matters:

•	a proposal to approve the merger agreement;

•	a proposal to adjourn or postpone the Foundation Bancorp special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal.

Recommendation of Foundation Bancorp’s Board of Directors

Foundation Bancorp’s board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Foundation Bancorp and its shareholders, has unanimously approved and adopted the merger agreement, and unanimously recommends that you vote “FOR” the merger proposal, and “FOR” the adjournment proposal, if necessary or appropriate. See “The Merger – Foundation Bancorp’s Reasons for the Merger; Recommendation of Foundation Bancorp’s Board of Directors” for a more detailed discussion of Foundation Bancorp’s board of directors’ recommendation.

Record Date and Quorum

The Foundation Bancorp board of directors has fixed the close of business on                 , 2016, as the record date for determining the holders of Foundation Bancorp common stock issued and the holders of Foundation Bancorp preferred stock entitled to receive notice of and to vote at the special meeting.

As of the Foundation Bancorp record date, there were                  shares of Foundation Bancorp common stock issued and outstanding and entitled to vote at the Foundation Bancorp special meeting held by approximately          holders of record, and 15,000 shares of Foundation Bancorp preferred stock issued and outstanding and entitled to vote at the Foundation Bancorp special meeting held by one holder of record. Each share of Foundation Bancorp common stock or Foundation Bancorp preferred stock entitles the holder to one vote at the special meeting on each proposal to be considered at the Foundation Bancorp special meeting.

The representation (in person or by proxy) of at least a majority of the shares of Foundation Bancorp common stock entitled to vote at the special meeting and at least a majority of the shares of Foundation Bancorp preferred stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. The absence of a quorum for one class of stock of Foundation Bancorp will not affect the presence of a quorum for the other class of stock of Foundation Bancorp. All shares of Foundation Bancorp common stock or

Foundation Bancorp preferred stock, whether present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Foundation Bancorp special meeting.

Required Vote; Treatment of Abstentions and Failure to Vote

Approval of the merger proposal requires the affirmative vote of holders of at least two-thirds of the outstanding shares of Foundation Bancorp common stock and the affirmative vote of holders of at least a majority of the outstanding shares of Foundation Bancorp preferred stock. Approval of the adjournment proposal requires the votes cast in favor of the proposal by each class of Foundation Bancorp stock that exceed the votes cast in opposition by each such class of Foundation Bancorp stock. If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote through the internet or in person at the special meeting or fail to instruct your bank or broker how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal. If you mark “ABSTAIN” on your proxy card, or fail to instruct your bank or broker how to vote, or if you are not a “street name” holder and fail to either submit a proxy card entirely or vote through the internet or in person at the special meeting, it will have no effect on the adjournment proposal.

In connection with the merger agreement, each of Thomas Ellison, who as of the record date had the right to vote approximately [*]% of the outstanding shares of Foundation Bancorp common stock, and Castle Creek Capital Partners V, LP, which as of the record date had the right to vote 100% of the outstanding shares of Foundation Bancorp preferred stock, agreed, subject to certain exceptions, to vote their respective shares of Foundation Bancorp stock in favor of the merger proposal. For further information, see “The Merger – Voting Agreements”. In addition, in connection with the merger agreement, each of the directors who own shares of Foundation Bancorp common stock and certain of the officers of Foundation Bancorp and Foundation Bank individually entered into an agreement with Pacific Continental to vote their shares of Foundation Bancorp common stock in favor of the merger agreement and against any competing proposal, subject to certain exceptions. These shareholders in the aggregate held approximately [*]% of Foundation Bancorp’s outstanding common stock as of [*], 2016. For further information, see “The Merger Agreement – Voting and Non-Competition Agreements”.

Voting on Proxies; Incomplete Proxies

A Foundation Bancorp shareholder may vote by proxy or in person by attending the Foundation Bancorp special meeting. If you hold your shares of Foundation Bancorp stock in your name as a shareholder of record, to submit a proxy, you, as a Foundation Bancorp shareholder, may use one of the following methods:

•	Through the internet: by visiting the website indicated on the proxy card and following the instructions; or

•	By mail: by completing and returning the proxy card in the enclosed envelope.

Foundation Bancorp requests that Foundation Bancorp shareholders vote through the internet or by completing and signing the accompanying proxy card and returning it to Foundation Bancorp as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Foundation Bancorp stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of Foundation Bancorp stock represented by the proxy card will be voted “FOR” the merger proposal and “FOR” the adjournment proposal, if necessary or advisable.

If a Foundation Bancorp shareholder’s shares are held in “street name” by a broker, bank or other nominee, the shareholder should check the voting form used by that firm to determine how to vote, including whether it may vote by internet.

Every Foundation Bancorp shareholder’s vote is important. Accordingly, each Foundation Bancorp shareholder should sign, date and return the enclosed proxy card, or vote through the internet, whether or not the Foundation Bancorp shareholder plans to attend the special meeting in person. Sending in your proxy card or voting through the internet will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers and other nominees who hold shares of Foundation Bancorp common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Foundation Bancorp expects that all proposals to be voted on at the Foundation Bancorp special meeting will be “non-routine” matters. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of Foundation Bancorp common stock in “street name,” your broker, bank or other nominee will vote your shares of Foundation Bancorp common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus.

Revocability of Proxies and Changes to a Foundation Bancorp Shareholder’s Vote

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Foundation Bancorp’s corporate secretary, (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting, or (4) voting through the internet.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Foundation Bancorp’s corporate secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Foundation Bancorp, Inc.

1110 112th Avenue NE, Suite 200

Bellevue, WA 98004

Attention: Corporate Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

Foundation Bancorp is soliciting your proxy in conjunction with the merger. Foundation Bancorp will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Foundation Bancorp will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Foundation Bancorp common stock and secure their voting instructions. Foundation Bancorp will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Foundation Bancorp may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the Foundation Bancorp shareholders, either personally or by telephone, facsimile, letter or electronic means. In addition, Pacific Continental intends to engage Georgeson, Inc., to assist in the solicitation of proxies and to act as information agent.

Attending the Meeting

Subject to space availability, all Foundation Bancorp shareholders as of the record date, or their duly appointed proxies, may attend the Foundation Bancorp special meeting. Since seating is limited, admission to the Foundation Bancorp special meeting will be on a first-come, first-served basis. Registration and seating will begin at 3:00 p.m., local time.

If you hold your shares of Foundation Bancorp stock in your name as a shareholder of record and you attend the Foundation Bancorp special meeting, you may submit your vote in person. Any votes that you previously submitted by proxy or through the internet will be superseded by any vote that you cast at the Foundation Bancorp special meeting.

Adjournment and Postponement

If a quorum is not obtained at the special meeting, or if fewer shares of Foundation Bancorp’s common stock or Foundation Bancorp’s preferred stock are voted in favor of the proposal for approval of the merger agreement than the number required for approval, it is expected that the special meeting will be adjourned or postponed to allow additional time for soliciting additional proxies. In that event, proxies will be voted to approve an adjournment or postponement, except for proxies as to which instructions have been given to vote against the adjournment proposal.

Assistance

If you need assistance in completing your proxy card, have questions regarding the special meeting, or voting by mail or through the internet, or would like additional copies of this proxy statement/prospectus, please contact Foundation Bancorp’s Investor Relations Contact, Randy Cloes, Chief Financial Officer, at (425) 691-5000.

INFORMATION ABOUT PACIFIC CONTINENTAL CORPORATION

Headquartered in Eugene, Oregon, Pacific Continental Corporation is the holding company of Pacific Continental Bank, an Oregon state-chartered commercial bank, with deposits insured by the FDIC. At March 31, 2016, Pacific Continental Bank had 14 banking offices in Oregon and Washington and two loan production offices. Pacific Continental has established one of the most unique and attractive metropolitan branch networks in the Northwest with offices in three of the region’s largest markets, Seattle, Portland and Eugene. Pacific Continental targets the banking needs of community-based businesses, health care professionals, professional service providers and nonprofit organizations. At March 31, 2016, Pacific Continental had $1.97 billion in total assets, $1.41 billion in net loans and $1.70 billion in total deposits.

Pacific Continental’s stock is traded on the Nasdaq Global Select Market under the symbol “PCBK.” Pacific Continental’s principal office is located at 111 West 7th Avenue, Eugene, Oregon 97401, and its telephone number at that location is (541) 686-8685.

Pacific Continental’s internet address is www.therightbank.com. Additional information about Pacific Continental is included under “Where You Can Find More Information” beginning on page 96.

INFORMATION ABOUT FOUNDATION BANCORP, INC.

Foundation Bancorp, Inc. is a bank holding company headquartered in Bellevue, Washington. Foundation Bancorp is the parent company of Foundation Bank, a Washington state-chartered commercial bank. Foundation Bank is a locally owned, full service commercial bank that has been serving the greater Puget Sound region since 2000. Since its founding, Foundation Bank has built its reputation on high-touch relationship banking serving the greater Puget Sound region. As of March 31, 2016, Foundation Bancorp had $422.4 million in total assets, $299.3 million in gross loans and $367.5 million in total deposits. Foundation Bancorp’s stock is traded over the counter under the OTCBB trading symbol “FDNB”.

Foundation Bancorp’s principal executive offices are located at 1110 112th Avenue NE, Suite 200, Bellevue, Washington 98004, and its telephone number at that location is (425) 691-5000. Foundation Bancorp’s internet address is www.foundationbank.com.

THE MERGER

The following discussion contains certain information about the merger (as defined below). The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. This summary may not contain all of the information about the merger that is important to you and we encourage you to read the merger agreement and this proxy statement/prospectus in their entirety. Additional information about the merger, Pacific Continental and Foundation Bancorp may be found as described in the section entitled “Where You Can Find More Information” and “Information about Foundation Bancorp, Inc.”.

Terms of the Merger

The boards of directors of each of Pacific Continental Corporation, Pacific Continental Bank, Foundation Bancorp and Foundation Bank have approved and adopted the merger agreement. Pursuant to the merger agreement, Foundation Bancorp will merge with and into Pacific Continental, with Pacific Continental as the surviving corporation (the “merger”) upon the terms and subject to the conditions in the merger agreement. Immediately following the merger, Foundation Bancorp’s wholly-owned bank subsidiary, Foundation Bank, will merge with and into Pacific Continental’s wholly-owned subsidiary, Pacific Continental Bank (the “bank merger” and together with the merger, the “mergers”), with Pacific Continental Bank as the resulting bank.

Pursuant to the merger agreement, if the merger is completed, each holder of Foundation Bancorp common stock (other than those exercising dissenters’ rights) may elect to receive “merger consideration” consisting of either (1) cash in an amount equal to $12.50 per share or (2) 0.7911 shares of Pacific Continental common stock for each issued and outstanding share of Foundation Bancorp common stock. The preferred stock of Foundation Bancorp will become convertible into the right to receive the merger consideration with respect to 1,500,000 shares of Foundation Bancorp common stock, together with cumulative cash dividends payable to the holder of such preferred stock through March 25, 2020, as set forth in the charter of Foundation Bancorp. The merger agreement also provides that 79,000 shares of restricted stock of Foundation Bancorp granted pursuant to certain equity incentive plans will become fully vested as of the effective time of the merger and the holders of the restricted stock may elect to receive the merger consideration, as provided above. Pacific Continental will not issue any fractional shares of Pacific Continental common stock in the merger. Foundation Bancorp shareholders who would otherwise be entitled to a fractional share of Pacific Continental common stock upon the completion of the merger will instead receive an amount in cash (without interest) determined by multiplying the fractional share interest to which such shareholder would otherwise be entitled by the per share cash consideration.

Each Foundation Bancorp shareholder will have the opportunity to elect the form of consideration to be received for your shares, subject to proration and allocation procedures set forth in the merger agreement, which are intended to ensure that the aggregate cash consideration payable to the holders of Foundation Bancorp common stock will be $19,334,017.50, subject to potential adjustment as provided for in the merger agreement. See “The Merger Agreement – Elections; Allocation”. To the extent that Foundation Bancorp’s transaction expenses exceed $1,200,000 on an after-tax basis (subject, for such purpose, to certain exclusions), any excess shall reduce the per share cash consideration for the transaction by the quotient of such excess divided by the total number of issued and outstanding shares of common stock of Foundation Bancorp (including that number of shares of Foundation Bancorp common stock into which the shares of Foundation Bancorp preferred stock shall be convertible). See “The Merger Agreement – Effect of Termination; Expenses; Termination Fees” for additional information regarding the potential adjustment to the per share cash consideration.

The shareholders of Foundation Bancorp are being asked to approve the merger agreement. More information regarding the merger agreement and the conditions for completing the mergers may be found in the section of this proxy statement/prospectus entitled “The Merger Agreement” beginning on page 63.

Background of the Merger

From time to time, the board of directors of Foundation Bancorp assesses the economic, regulatory and competitive conditions in which Foundation Bancorp operates as well as its long-term business strategy and objectives. During recent years, Foundation Bancorp’s board of directors (the “Foundation Board”) has reviewed and assessed strategic opportunities and challenges and has considered various strategic options potentially available to Foundation Bancorp, all with the goal of enhancing Foundation Bancorp’s strategic capabilities and increasing value for Foundation Bancorp’s shareholders.

During the past two years, the Foundation Board has held strategic planning sessions during which representatives of Keefe, Bruyette & Woods have provided the Foundation Board with an overview of the banking environment, updated the Foundation Board on the state of the bank equity market and participated in discussions with the Foundation Board regarding strategic transactions. In October 2014, in light of the Foundation Board’s perception of an increasingly burdensome regulatory climate for community banking institutions and certain challenges it was facing with respect to maintaining adequate capital ratios, the Foundation Board requested that Keefe, Bruyette & Woods assist the Foundation Board with identifying potential strategic transactions intended to boost Foundation Bancorp’s capital ratios without diluting shareholders’ interests.

The Foundation Board discussed with Keefe, Bruyette & Woods several strategic options. The Foundation Board elected to move forward with a capital raise and engaged Keefe, Bruyette & Woods in December 2014. At Foundation Bancorp’s direction, Keefe, Bruyette & Woods approached Castle Creek Capital Partners V, LP, and another potential investor regarding a private placement investment in Foundation Bancorp in November and December of 2014.

In December 2014, following additional analysis and discussions with Castle Creek Capital Partners V, LP, and the other potential investor, Foundation Bancorp elected to proceed with discussions with Castle Creek Capital Partners V, LP, and the parties negotiated a definitive agreement for the sale of $15 million of Foundation Bancorp convertible preferred stock to Castle Creek Capital Partners V, LP. The definitive agreement negotiated between the parties provided that the shares of preferred stock would be convertible into shares of Foundation Bancorp’s common stock at a price of $10.00 per share, subject to certain agreed upon adjustments. The transaction closed on March 27, 2015.

Pursuant to the Investment Agreement entered into between Foundation Bancorp and Castle Creek Capital Partners V, LP, Tony Scavuzzo, as representative of Castle Creek Capital Partners V, LP, was appointed to the Foundation Board on June 19, 2015.

On October 16, 2015, Diane Dewbrey resigned from her position as President and Chief Executive Officer of Foundation Bancorp, Inc. Duane Woods, Vice Chairman of Foundation Bancorp, was appointed by the Foundation Board as the Interim Chief Executive Officer of Foundation Bancorp at a meeting of the Foundation Board on October 28, 2015. At that same meeting, representatives of Castle Creek Capital Partners V, LP, presented an analysis to the Foundation Board and advised on the merits of various strategic options, including capital raisings and strategic mergers.

In early November 2015, a director of Foundation Bancorp reached out to a certain financial institution headquartered in the Pacific-Northwest (“Party A”) regarding a potential strategic combination of the two institutions. On November 13, 2015, Mr. Woods and Lou Mills, Chairman of the Foundation Board, met with the Chairman and the President and Chief Executive Officer of Party A to discuss the potential terms of a transaction between Foundation Bancorp and Party A. In order to facilitate further transaction discussions, on November 19, 2015, Foundation Bancorp and Foundation Bank entered into a Mutual Confidentiality Agreement with Party A and its wholly-owned subsidiary.

On November 29, 2015, the Foundation Board held a telephonic meeting, also attended by representatives of Keefe, Bruyette & Woods, to discuss the status of Foundation Bancorp’s discussions with Party A and potential strategic alternatives for Foundation Bancorp. On December 1, 2015, Mr. Woods received a non-binding letter of intent from the President and Chief Executive Offer of Party A proposing a strategic merger whereby Foundation Bancorp’s shareholders would exchange 100% of their outstanding shares of common stock, preferred stock, and share equivalents for shares of Party A’s common stock at a proposed value of $12.10 per Foundation Bancorp share.

On December 2, 2015, pursuant to an action by unanimous written consent, the Foundation Board established a special committee (the “Special Committee”) to discuss, review, analyze, evaluate and negotiate possible strategic options with respect to Foundation Bancorp and to make reports and recommendations to the Foundation Board with respect thereto. The board appointed Louis Mills, Jamie Colbourne, Tony Scavuzzo and Mr. Woods to the Special Committee.

The Special Committee held its first meeting on December 2, 2015, to discuss the non-binding letter of intent received from Party A. The Special Committee discussed the terms of the non-binding letter of intent, and noted that the primary issue with respect to the non-binding letter of intent was the proposed value of $12.10 per Foundation Bancorp share. The Special Committee also discussed the resulting exchange ratio and the critical importance of integration issues to ensure a successful transaction for the benefit of Foundation Bancorp and its shareholders.

During the meeting, Keefe, Bruyette & Woods discussed with the Special Committee the bank mergers and acquisitions environment, including recent bank acquisition transactions in the Pacific Northwest region. Keefe, Bruyette & Woods also discussed with the Special Committee three other financial institutions that it was believed might have interest in exploring a potential strategic transaction with Foundation Bancorp if the Board were to decide to explore other alternatives. Keefe, Bruyette & Woods explained that, considering the relative size and strength of the three institutions to Foundation Bancorp, a merger between Foundation Bancorp and any of the alternative companies would likely be in effect an acquisition rather than a “strategic merger” of similarly-sized entities. The Special Committee determined that the potential long-term benefits of a “strategic merger” with a similarly-sized entity like Party A in a structure and pricing range along the lines then being discussed with Party A could outweigh the potential benefits of alternative options. The board opted to continue discussions and proceed with further due diligence with Party A.

At the December 2, 2015, meeting, the Special Committee also approved the engagement of Keefe, Bruyette & Woods to provide financial advisory and investment banking services and Sidley Austin LLP (“Sidley Austin”) to provide legal counsel to Foundation Bancorp in connection with the possible sale of Foundation Bancorp to Party A or another corporation or business entity.

After the meeting of the Special Committee, Mr. Woods and Mr. Mills met with representatives of Party A to negotiate the terms of the non-binding letter of intent. The Foundation Bancorp representatives requested several changes to Party A’s non-binding letter of intent that were beneficial to Foundation Bancorp and had been discussed by the Special Committee. On December 4, 2015, Party A submitted a revised, non-binding indication of interest to Mr. Woods which indicated a price of $12.20 per share of Foundation Bancorp common stock, of which 100% of the consideration was to be in Party A common stock and other more favorable terms for Foundation Bancorp and a sixty (60) day exclusivity period. Mr. Woods promptly forwarded the indication to Keefe, Bruyette & Woods, Sidley Austin and the other members of the Special Committee. The Special Committee discussed the revisions during a telephonic meeting later that day.

After extensive discussions, the Special Committee unanimously determined it would be fair, advisable, and in the best interests of the shareholders to enter into the non-binding letter of intent with Party A and proceed with discussions, diligence, evaluations, and negotiations with respect to the proposed strategic transaction. The

Special Committee unanimously determined to present the non-binding letter of intent to the board of directors of Foundation Bancorp and to recommend that it be authorized, approved and adopted by the board of directors.

Following receipt of the recommendation of the Special Committee and review of the non-binding letter of intent, the Foundation Board unanimously determined by a written consent on December 4, 2015, that it was fair, advisable, and in the best interests of Foundation Bancorp and its shareholders to enter into the non-binding letter of intent and to proceed with discussions, negotiations, and diligence regarding the proposed merger. During the next several weeks, Foundation Bancorp and Party A exchanged detailed due diligence requests and engaged in a thorough due diligence review that continued throughout the duration of the negotiations.

On December 18, 2015, the compensation & governance committee of the Foundation Board approved the payment of transaction bonuses to Mr. Woods and to five other officers of Foundation Bancorp. The committee authorized total payments to Duane Woods, Jocelyn Lane, Randy Cloes, Richard Deglman, Brett Ballman and Eileen Magnusson, in the following amounts: $135,000, $80,000, $80,000, $80,000, $80,000 and $50,000, respectively; with $505,000 payable to such officers in the aggregate. A partial payment was made to five of the officers on December 21, 2015, with the remaining payments to the five officers and the full payment to the sixth officer to be made upon a successful close of the merger in 2016.

On December 29, 2015, Sidley Austin delivered to counsel for Party A, a draft of the definitive merger agreement. Between December 29, 2015 and January 28, 2016, the parties and their representatives exchanged various drafts of the transaction documents and held a number of telephonic meetings to discuss the terms of the proposed transaction and to negotiate acceptable final transaction documents, including, without limitation, provisions relating to the scope of representations, warranties and covenants, the amount of termination fees and the circumstances under which they would be paid and the terms under which Foundation Bancorp would be permitted to respond to certain unsolicited alternative proposals.

From the end of December 2015 through January 28, 2016, Foundation Bancorp and Party A engaged in a mutual due diligence process. In furtherance of the diligence efforts, each party conducted a review of the other’s loan and investment portfolios, reviewed the other’s funding and liquidity policies and deposit accounts, and conducted interviews with members of the other party’s executive management team. Throughout this time, Foundation Bancorp’s executive management team and members of the Special Committee convened for weekly meetings regarding the potential transaction and the status of the diligence process. Representatives from Keefe, Bruyette & Woods and Sidley Austin attended many of these meetings via teleconference. Mr. Woods also regularly communicated with the Foundation Board and provided updates regarding the discussions and negotiations with Party A.

Due to certain strategic reasons, on January 21, 2016, a representative from Party A indicated to Mr. Woods that it would be reducing the proposed purchase price to $11.96 per share, 80% of which would be in stock and 20% of which would be in cash. Mr. Woods communicated Party A’s revised indication to the Special Committee and the Foundation Board.

On January 27, 2016, the Foundation Board met to discuss the transaction. Representatives from Keefe, Bruyette & Woods and Sidley Austin also participated. The Foundation Board discussed the updated indication that that Party A had provided and which had been distributed to the board prior to the meeting. Following lengthy discussions and analysis of the transaction, the directors determined to move forward with a counter-proposal to Party A for a purchase price equal to $12.00 per share.

Following the board meeting, Mr. Woods sent Party A’s Chairman of the Board and President and Chief Executive Officer the counter-proposal which had been approved by the Foundation Board. Mr. Woods indicated that Foundation Bancorp was willing to accept merger consideration valued at $12.00 per share of Foundation Bancorp common stock. Mr. Woods reiterated that in the non-binding letter of intent and throughout the negotiations between the parties, the merger had been contemplated as a strategic merger, not an acquisition.

Mr. Woods expressed concerns that Party A’s most recent proposal was unacceptable and a reversal from the original agreement between in parties and warned that Foundation Bancorp’s board of directors would, in accordance with its fiduciary duties, need to seek other strategic alternatives if Party A continued to view the transaction as an acquisition rather than a collaborative integration.

On January 28, 2016, the President and Chief Executive Officer of Party A verbally informed Mr. Woods that Party A would be prepared to offer a significantly reduced purchase price of approximately $11.00 per share with no additional specified due diligence or strategic concerns. Mr. Woods expressed Foundation Bancorp’s disappointment at the proposal and indicated that further negotiations in that range would not be productive and that further meetings would not be necessary given the reduced purchase price and other strategic reasons. The President and Chief Executive Officer of Party A indicated that Party A would be willing to release Foundation Bancorp from exclusivity, which it did on that same day.

Following the termination of negotiations with Party A, on January 28, 2016, the Special Committee instructed Keefe, Bruyette & Woods to assist Foundation Bancorp with preparing a Confidential Information Memorandum regarding the potential sale of Foundation Bancorp and identifying financial institutions that may be interested in a possible transaction. The Special Committee intended to generate interest from strategically identified institutions and to engage such institutions in a competitive bidding process. The following week, at Foundation Bancorp’s direction, Keefe, Bruyette & Woods initiated discussions with six (6) financial institutions, including Pacific Continental. Each of the institutions executed a mutual nondisclosure agreement with Foundation Bancorp during the next several weeks and was provided a copy of the Confidential Information Memorandum as well as access to a virtual data room to review and analyze data on Foundation Bancorp.

Following the execution of the mutual nondisclosure agreements, Pacific Continental and the other five financial institutions contacted by Keefe, Bruyette & Woods began performance of preliminary due diligence on Foundation Bancorp. On February 9, 2016, Mr. Woods, Mr. Scavuzzo, Foundation Bancorp director H. Martin Smith III, and Thomas Ellison, Foundation Bancorp’s founder and largest individual shareholder, met with Roger Busse, President and Chief Executive Officer of Pacific Continental, and Casey Hogan, Chief Operating Officer of Pacific Continental, to discuss opportunities for synergies, further due diligence by Pacific Continental and next steps in connection with the possible transaction. During this time frame, representatives of Foundation Bancorp participated in informational meetings with two other contacted institutions referred to as “Party B” and “Party C” which were both bank holding companies headquartered in the Pacific Northwest.

On February 23, 2016, a meeting was held between representatives of Foundation Bancorp and the Chief Executive Officer and Chief Financial Officer of Party B. In attendance on behalf of Foundation were Mr. Woods, Mr. Mills, Mr. Smith, Mr. Ellison and Foundation Bancorp director Ronald Cohn. Party B made a presentation about its business and the strategic benefits they believed would accrue from a merger with Foundation Bancorp. On March 1, 2016, a meeting was held between the executive management teams of Foundation Bank and Party C. Party C provided a presentation on its growth and strategic plan and why a merger with Foundation would be a good fit. Party C asked several questions regarding specific credits, personnel and deposits of Foundation Bank, which were addressed by Foundation Bank’s executive team. Also on March 1, 2016, a telephone conference was held between the executive management teams of Foundation Bank and Pacific Continental to discuss diligence, Foundation Bank’s loan portfolio, systems, personnel and possible opportunities and efficiencies.

On March 4, 2016, Foundation Bancorp received an initial indication of interest from Party B, which indicated a price of $12.00 per share for Foundation Bancorp common stock, of which 100% of the consideration was to be in Party B stock. Also on March 4, 2016, Party C submitted an indication of interest to Mr. Woods and Keefe, Bruyette & Woods indicating a price of $10.00 per share, paid in Party C common stock.

On March 16, 2016 and March 17, 2016, informational meetings were held between members of Party B’s executive management and members of Foundation Bank’s executive management in connection with Party B’s preliminary due diligence investigation. In addition to addressing diligence matters, the parties discussed opportunities for synergies and the potential structure of a strategic transaction between Foundation Bancorp and Party B. On March 17, 2016, a meeting was held between members of Pacific Continental’s executive management and members of Foundation Bank’s executive management to discuss credit due diligence findings. Pacific Continental asked several questions regarding specific credits, Foundation Bank’s niche focus, growth strategy and litigation.

On March 21, 2016, Pacific Continental made a second offer to acquire Foundation Bancorp, submitting a term sheet outlining proposed consideration with a value of $12.25 per share of Foundation Bancorp common stock, of which 50% of the consideration was proposed to be in Pacific Continental common stock and 50% in cash. On March 23, 2015, Pacific Continental delivered a non-binding indication of interest to Foundation Bancorp, which proposed a price of $12.50 per share of Foundation Bancorp common stock with a mix of 30% cash and 70% Pacific Continental common stock. The three other financial institutions involved in the process declined to submit an indication of interest regarding a potential transaction with Foundation Bancorp.

At a meeting on March 23, 2016, the board of directors of Foundation Bancorp discussed the offers that had been received from Pacific Continental, Party B and Party C. The Board resolved to continue negotiations and discussions with Party B and Pacific Continental with respect to their offers and to delegate to the Special Committee all the Board’s power and authority to discuss, review, analyze, evaluate and negotiate the offers (and any amendments thereto).

On March 25, 2016, unsolicited, Party C, submitted a revised indication of interest for $11.50 per share to Mr. Woods and Keefe, Bruyette & Woods. The Special Committee reviewed the proposal but opted to proceed with their current discussions with Pacific Continental and Party B.

On April 1, 2016, representatives from D.A. Davidson, on behalf of Pacific Continental, forwarded an initial draft of the Agreement and Plan of Merger to Keefe, Bruyette & Woods. On that same day, Party B submitted an updated indication of interest to Foundation Bancorp, proposing an offer of $12.42 per share with 100% of the consideration in Party B stock. On April 4, 2015, Pacific Continental submitted a revised non-binding indication of interest reaffirming a $12.50 purchase price.

The Special Committee held a meeting on April 4, 2016, to discuss the negotiations with Pacific Continental and Party B, Party B’s most recent indication, and the draft definitive agreement from PCC. Representatives of Keefe, Bruyette & Woods and Sidley Austin also participated. The board of directors discussed the advantages and disadvantages of negotiating a sale transaction with Pacific Continental as opposed to Party B or other potential purchasers. After discussion with its advisors, the committee determined that it would be in best interests of Foundation Bancorp and its shareholders to enter into a sale agreement with Pacific Continental. In reaching this determination, the committee considered the significant market premium implied by Pacific Continental’s offer, the strength of Pacific Continental’s market presence and its good standing with regulators, the significant time and expenses Foundation Bancorp would incur in shopping for another deal and the potential negative impact to the business and customer and employee relations if the marketing became publicly known. The Special Committee then authorized the execution of the non-binding letter of intent with Pacific Continental.

On April 4, 2016 and April 5, 2016, Mr. Woods and Foundation Bancorp’s legal counsel from Sidley Austin negotiated with Pacific Continental and its legal counsel for substantially reduced conditionality as well as other terms favorable to Foundation Bancorp in the non-binding letter of intent. On April 5, 2016, Foundation Bancorp and Pacific Continental executed the non-binding letter of intent. Shortly thereafter, Pacific Continental’s legal counsel and Foundation Bancorp’s legal counsel exchanged data request lists in order to begin the due diligence process.

During the ensuing four weeks, representatives of Pacific Continental and Foundation Bank, and their respective legal counsel and financial advisors, conducted negotiations regarding the terms of the merger transaction. In addition, the terms of voting and non-competition agreements between Pacific Continental and the individual directors of Foundation Bancorp and Foundation Bank and certain Foundation Bancorp shareholders were negotiated.

During this period, Foundation Bancorp’s executive management team, members of the Special Committee, and representatives from Sidley Austin and Keefe, Bruyette & Woods convened on a regular basis to discuss the status of the due diligence process, plans for communications with Foundation Bancorp’s staff, customers, shareholders, and regulators, and negotiation of the transaction terms.

During the week of April 11, 2016, members of Foundation Bancorp’s executive management met with members of Pacific Continental’s executive management in Eugene, Oregon, as part of Foundation Bancorp’s due diligence investigation of Pacific Continental.

On Sunday, April 24, 2016, a special meeting of the Foundation Bancorp board of directors was convened. Representatives of Keefe, Bruyette & Woods and Sidley Austin also participated. A representative of Sidley Austin described the extensive negotiations that had taken place and explained that, under the terms of the proposed transaction, the shareholders of Foundation Bancorp would be able to elect to receive either 0.7911 shares of Pacific Continental common stock or $12.50 in cash per share, or a combination thereof; provided that the aggregate cash consideration payable will be $19,334,017.50, or thirty percent (30%) of the total merger consideration. To the extent that the cash consideration is oversubscribed, a sufficient number of cash election shares would be converted, on a pro rata basis, into the right to receive Pacific Continental common stock. The Foundation Board discussed the fact that, given the appreciation in Pacific Continental’s share price, the fixed exchange ratio of 0.7911 would result in a per share valuation higher than $12.50. The closing price of Pacific Continental common stock on the last business day before this meeting, April 22, 2016, was $16.31 per share, implying a price of $12.90 per share for Foundation Bancorp common stock.

At this meeting, Keefe, Bruyette & Woods reviewed the financial aspects of the proposed merger and rendered to the Foundation Bancorp board of directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Keefe, Bruyette & Woods as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Foundation Bancorp common stock.

Representatives of Sidley Austin then reviewed with the directors their fiduciary duties under applicable law to Foundation Bancorp’s shareholders as well as terms of the merger agreement and the related shareholder and voting agreements to be entered into in connection therewith, copies of each of which had been delivered to the directors in advance of the meeting. The Foundation Bancorp board of directors then engaged in a discussion of the terms of the agreements and a representative of Sidley Austin answered their various questions. After discussion and taking into account the factors described below in greater detail, the Foundation Bancorp board of directors unanimously adopted resolutions approving the merger agreement and transactions contemplated thereby.

On April 24, 2016, the boards of directors of each of Pacific Continental Corporation and Pacific Continental Bank approved the merger agreement and the merger.

Following the Foundation Bancorp and Pacific Continental board meetings, the terms of the merger agreement and related agreements were finalized, and the agreements were executed and delivered and the transaction announced on the evening of April 26, 2016, in a press release jointly issued by Foundation Bancorp and Pacific Continental. Based on a $16.74 per share closing price of Pacific Continental’s common stock on April 26, 2016, the aggregate consideration for Foundation Bancorp was approximately $67.1 million, or $13.02 per share, over $0.50 per share higher than the purchase price contemplated in the final non-binding letter of intent.

Foundation Bancorp’s Reasons for the Merger; Recommendation of Foundation Bancorp’s Board of Directors

Foundation Bancorp’s board of directors has determined that the merger is fair to and in the best interests of Foundation Bancorp and its shareholders and, by the unanimous vote of all of the directors of Foundation Bancorp approved and adopted the merger agreement and the merger. ACCORDINGLY, FOUNDATION BANCORP’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF FOUNDATION BANCORP COMMON STOCK AND FOUNDATION BANCORP PREFERRED STOCK VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

In reaching its decision to approve the merger agreement and the transactions contemplated thereby, Foundation Bancorp’s board of directors evaluated the merger agreement in consultation with Foundation Bank’s management, as well as its legal counsel and financial advisor, and considered numerous factors, including the following:

•	information with respect to Foundation Bancorp’s business, earnings, operations, financial condition, asset quality and prospects, and information with respect to Pacific Continental’s business, earnings, operations, financial condition, asset quality and prospects, taking into account Foundation Bancorp’s due diligence review of Pacific Continental;

•	its knowledge of the current environment in the financial services industry, including national, regional and local economic conditions and the interest rate environment, continued consolidation, the uncertainties in the regulatory climate for financial institutions, increased operating costs resulting from regulatory initiatives and compliance mandates, including increasing capital requirements, increasing competition, the current environment for community banks, particularly in the Pacific Northwest, and current financial market conditions;

•	its belief that combining the two companies would create a larger and more diversified financial institution that is both better equipped to respond to economic and industry developments and better positioned to develop and build on its existing market position in the Pacific Northwest;

•	the complementary aspects of Foundation Bancorp’s and Pacific Continental’s businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies’ cultures and management and operating styles;

•	the fact that the merger consideration consists substantially of Pacific Continental common stock, giving former Foundation Bancorp shareholders the opportunity to participate as Pacific Continental shareholders in the benefits of the combination and the future performance of the combined company generally;

•	Pacific Continental’s successful track record, including, among other things, with respect to the integration of acquisitions;

•	the belief of Foundation Bancorp’s officers that the management teams and employees of Foundation Bancorp and Pacific Continental possess complementary skills and expertise and the potential advantages of a larger institution when pursuing, or seeking to retain, talent;

•	its assessment of the likelihood that the merger would be completed in a timely manner and that the management team of the combined company would be able to successfully integrate and operate the businesses of the combined company after the merger;

•	the results of discussions with the parties that the Foundation Bancorp board of directors believed, in consultation with its financial advisor, were the parties likely to have the strategic interest and financial capability to pursue a potential strategic transaction with Foundation Bancorp;

•	the fact that the Foundation Bancorp board of directors is permitted to change its recommendation that the Foundation Bancorp shareholders approve the merger agreement in certain circumstances;

•	the fact that Thomas Ellison, who as of the record date had the right to vote approximately [*]% of the outstanding shares of Foundation Bancorp common stock, and Castle Creek Capital Partners V, LP, which as of the record date had the right to vote 100% of the outstanding shares of Foundation Bancorp preferred stock, agreed, subject to certain exceptions, to vote their respective shares of Foundation Bancorp common stock and Foundation Bancorp preferred stock in favor of the merger proposal, thereby providing further evidence as to the favorability of the merger proposal for Foundation Bancorp shareholders. For further information, see “The Merger – Voting Agreements”;

•	the Foundation Bancorp board of directors’ belief that the merger consideration exceeds Foundation Bancorp’s likely value in the absence of a merger, including its potential for future growth, which belief was based on a number of factors, including:

•	the risks and uncertainties associated with maintaining Foundation Bancorp’s performance as a standalone company; and

•	the Foundation Bancorp board of directors’ analysis of other strategic alternatives available to Foundation Bancorp;

•	the greater market capitalization and anticipated trading liquidity of Pacific Continental common stock after the transaction in the event Foundation Bancorp shareholders desire to sell the shares of Pacific Continental common stock to be received by them upon completion of the merger;

•	the financial presentation, dated April 24, 2016, of Keefe, Bruyette & Woods to the Foundation Bancorp board of directors and the opinion, dated April 24, 2016, of Keefe, Bruyette & Woods to the Foundation Bancorp board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Foundation Bancorp common stock of the merger consideration in the proposed merger, as more fully described below under “Opinion of Foundation Bancorp’s Financial Advisor”;

•	the terms of the merger agreement, including the fixed exchange ratio, expected tax treatment, reciprocal deal protection and termination fee provisions and the restrictions on the conduct of the business of both companies between the date of the merger agreement and the effective date of the merger, which it reviewed with its outside legal and financial advisors, which terms are described more fully under “The Merger Agreement”;

•	the need to obtain approval by shareholders of Foundation Bancorp, as well as regulatory approvals, in order to complete the transaction and the risk that those or other conditions will not be satisfied;

•	the risks associated with the operations of the combined company including the challenges both of integrating Foundation Bancorp’s business, operations and employees with those of Pacific Continental and of achieving the anticipated cost savings;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger; and

•	the fact that some of the directors and officers of Foundation Bancorp have interests in the merger and have arrangements that are different from or in addition to those of Foundation Bancorp shareholders generally.

This description of the information and factors considered by Foundation Bancorp’s board of directors is not intended to be exhaustive, but is believed to include all material factors the board considered. In determining whether to approve and recommend the merger agreement, Foundation Bancorp’s board of directors did not assign any relative or specific weights to any of the foregoing factors, and individual directors may have weighed factors differently. After deliberating with respect to the merger and the merger agreement, considering, among other things, the reasons discussed above, Foundation Bancorp’s board of directors approved the merger agreement and the merger as being in the best interests of Foundation Bancorp and its shareholders, based on the total mix of information available to the board.

Pacific Continental’s Reasons for the Merger

After careful consideration, at a meeting held on April 24, 2016, Pacific Continental’s board of directors determined that the merger is in the best interests of Pacific Continental and its shareholders and unanimously approved the merger agreement.

In reaching its decision to approve the merger agreement, the Pacific Continental board of directors consulted with the company’s management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	its knowledge of Foundation Bancorp’s business, operations, financial condition, earnings and prospects, taking into account the results of Pacific Continental’s due diligence review of Foundation Bancorp, including Pacific Continental’s assessments of Foundation Bancorp’s loan portfolio, deposit mix, credit policies, asset quality, adequacy of loan loss reserves and interest rate risk. In reviewing these factors, the Pacific Continental board of directors considered its view that Foundation Bancorp’s business banking franchise should complement that of Pacific Continental, and that Foundation Bancorp is one of the few independently-owned business banking franchises in the Seattle-Tacoma-Bellevue market;

•	the fact that the acquisition of Foundation Bancorp would enable Pacific Continental to expand its strategic presence in the Seattle market, an attractive geography given its growth prospects and economic trends;

•	its understanding of the current and prospective environment in which Pacific Continental and Foundation Bancorp operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on Pacific Continental, both with and without the proposed transaction;

•	the fact that Foundation Bancorp’s shareholders would own approximately [*]% of the outstanding shares of Pacific Continental immediately following the merger;

•	the similarity in Foundation Bancorp’s and Pacific Continental’s business vision and commitment to their respective customers, shareholders, employees and other constituencies, and the two companies’ complementary cultures, which Pacific Continental’s management believes should facilitate integration and implementation of the transaction;

•	the belief of Pacific Continental’s management that the merger will be accretive to Pacific Continental’s earnings under generally accepted accounting principles (referred to as “GAAP”) in periods subsequent to incurring certain non-recurring acquisition, conversion and integration costs;

•	the anticipated pro forma impact of the merger on the combined company, including potential synergies, and the expected impact on financial metrics such as earnings and tangible equity per share, as well as on regulatory capital levels, and management’s expectation that Pacific Continental will retain its strong capital position upon completion of the transaction;

•	the likelihood of a successful integration of Foundation Bancorp’s business, operations and workforce with those of Pacific Continental;

•	the regulatory and other approvals required in connection with the transaction and the likelihood such approvals would be received in a timely manner and without unacceptable conditions; and

•	the financial and other terms of the merger agreement, including the fixed exchange ratio for the stock portion of the merger consideration and the fixed amount of the cash portion of the merger consideration, tax treatment and deal protection and termination fee provisions, which the Pacific Continental board of directors reviewed with its outside financial and legal advisors.

The Pacific Continental board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberations regarding the proposed transaction, including the following:

•	the potential risk of diverting management attention and resources from the operation of Pacific Continental’s business towards the completion of the merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Foundation Bancorp’s business, operations and workforce with those of Pacific Continental, particularly in the Seattle market, given the distance from Pacific Continental’s headquarters in Eugene;

•	the merger-related costs;

•	the termination fee provisions which require the payment of a termination fee by Pacific Continental in certain circumstances;

•	the potential risk of losing other possible acquisition opportunities while Pacific Continental remains focused on completing the merger; and

•	the other risks described under the heading “Risk Factors” on page 17 of this proxy statement/prospectus.

The foregoing discussion of the factors considered by the Pacific Continental board of directors is not intended to be exhaustive, but rather includes the material factors considered by the Pacific Continental board of directors. In reaching its decision to approve the merger agreement, the Pacific Continental board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Pacific Continental board of directors considered all these factors as a whole, including discussions with, and questioning of, Pacific Continental management and Pacific Continental’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the Pacific Continental board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of Pacific Continental common stock in connection with the merger, are advisable and in the best interests of Pacific Continental and its shareholders.

Opinion of Foundation Bancorp’s Financial Advisor

Foundation Bancorp engaged Keefe, Bruyette & Woods to render financial advisory and investment banking services to Foundation Bancorp, including an opinion to the Foundation Bancorp board of directors as to the fairness, from a financial point of view, to the holders of Foundation Bancorp common stock of the merger consideration to be received by such shareholders in the proposed merger of Foundation Bancorp with and into Pacific Continental. Foundation Bancorp selected Keefe, Bruyette & Woods because Keefe, Bruyette & Woods is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, Keefe, Bruyette & Woods is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of Keefe, Bruyette & Woods attended the meeting of the Foundation Bancorp board held on April 24, 2016, at which the Foundation Bancorp board evaluated the proposed merger. At this meeting, Keefe, Bruyette & Woods reviewed the financial aspects of the proposed merger and rendered to the Foundation Bancorp board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Keefe, Bruyette & Woods as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Foundation Bancorp common stock. The Foundation Bancorp board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Keefe, Bruyette & Woods in preparing the opinion.

Keefe, Bruyette & Woods’ opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Foundation Bancorp board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the merger to the holders of Foundation Bancorp common stock. It did not address the underlying business decision of Foundation Bancorp to engage in the merger or enter into the merger agreement or constitute a recommendation to the Foundation Bancorp board in connection with the merger, and it does not constitute a recommendation to any holder of Foundation Bancorp common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter (including, with respect to holders of Foundation Bancorp common stock, what election any such shareholder should make with respect to the cash consideration, the stock consideration or any combination thereof), nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

Keefe, Bruyette & Woods’ opinion was reviewed and approved by Keefe, Bruyette & Woods’ Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, Keefe, Bruyette & Woods reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Foundation Bancorp and Pacific and bearing upon the merger, including, among other things:

•	a draft of the merger agreement dated April 20, 2016 (the most recent draft then made available to Keefe, Bruyette & Woods);

•	the audited financial statements for the three fiscal years ended December 31, 2015 of Foundation Bancorp;

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of Pacific Continental;

•	certain unaudited quarterly financial results for the period ended March 31, 2016 of Foundation Bancorp (as set forth in the Foundation Bancorp publicly-available press release dated April 20, 2016);

•	certain unaudited quarterly financial results for the period ended March 31, 2016 of Pacific Continental (contained in the Current Report on Form 8-K filed by Pacific Continental with the Securities and Exchange Commission on April 20, 2016);

•	certain regulatory filings of Foundation Bancorp, Foundation Bancorp, Pacific Continental and Pacific Continental Bank, including (as applicable) the annual reports on Form Y-6, semi-annual reports on Form FR Y-9SP, quarterly reports on Form FR Y-9C and quarterly call reports filed with respect to each period applicable to such reports during the three year period ended December 31, 2015 and, in the case of Pacific Continental Bank, the quarter ended March 31, 2016;

•	certain other interim reports and other communications of Foundation Bancorp and Pacific Continental to their respective shareholders; and

•	other financial information concerning the businesses and operations of Foundation Bancorp and Pacific Continental that was furnished to Keefe, Bruyette & Woods by Foundation Bancorp and Pacific Continental or which Keefe, Bruyette & Woods was otherwise directed to use for purposes of Keefe, Bruyette & Woods’ analyses.

Keefe, Bruyette & Woods’ consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Foundation Bancorp and Pacific Continental;

•	the assets and liabilities of Foundation Bancorp and Pacific Continental;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information for Foundation Bancorp and Pacific Continental with similar information for certain other companies the securities of which were publicly traded;

•	financial and operating forecasts and projections of Foundation Bancorp that were prepared by, and provided to Keefe, Bruyette & Woods and discussed with Keefe, Bruyette & Woods by, Foundation Bancorp management and that were used and relied upon by Keefe, Bruyette & Woods at the direction of such management and with the consent of the Foundation Bancorp board;

•	publicly available consensus “street estimates” of Pacific Continental for 2016 and 2017, as well as assumed long-term Pacific Continental growth rates provided to Keefe, Bruyette & Woods by Pacific Continental management, all of which information was discussed with Keefe, Bruyette & Woods by such management and used and relied upon by Keefe, Bruyette & Woods based on such discussions, at the direction of Foundation Bancorp management and with the consent of the Foundation Bancorp board; and

•	estimates regarding certain pro forma financial effects of the merger on Pacific Continental (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) that were prepared by Pacific Continental management, and provided to and discussed with Keefe, Bruyette & Woods by such management, and used and relied upon by Keefe, Bruyette & Woods based on such discussions, at the direction of Foundation Bancorp management and with the consent of the Foundation Bancorp board.

Keefe, Bruyette & Woods also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. Keefe, Bruyette & Woods also participated in discussions with the managements of Foundation Bancorp and Pacific Continental regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as Keefe, Bruyette & Woods deemed relevant to its inquiry. In addition, Keefe, Bruyette & Woods considered the results of the efforts undertaken by or on behalf of Foundation Bancorp, with Keefe, Bruyette & Woods’ assistance, to solicit indications of interest from third parties regarding a potential transaction with Foundation Bancorp.

In conducting its review and arriving at its opinion, Keefe, Bruyette & Woods relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. Keefe, Bruyette & Woods relied upon management of Foundation Bancorp as to the reasonableness and achievability of the financial and operating forecasts and projections of Foundation Bancorp (and the assumptions and bases therefor) that were prepared by, and provided to Keefe, Bruyette & Woods and discussed with Keefe, Bruyette & Woods by, such management and Keefe, Bruyette & Woods assumed that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. Keefe, Bruyette & Woods further relied, with the consent of Foundation Bancorp, upon Pacific Continental management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Pacific Continental and the long-term Pacific Continental growth rates that were provided to and discussed with Keefe, Bruyette & Woods by Pacific Continental management, as well as the estimates regarding certain pro forma financial effects of the merger on Pacific Continental (and the assumptions and bases therefor, including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) referred to above and Keefe, Bruyette & Woods assumed, with the consent of the Foundation Bancorp, that all such information was reasonably prepared on a basis reflecting, or in the case of the publicly available consensus “street estimates” of Pacific Continental referred to above were consistent with, the best currently available estimates and judgments of Pacific Continental management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the forecasts, projections and estimates of Foundation Bancorp and Pacific Continental that were provided to Keefe, Bruyette & Woods were not prepared with the expectation of public disclosure and that all of such forecasts, projections and estimates, together with the publicly available consensus “street estimates” of Pacific Continental referred to above that Keefe, Bruyette & Woods was directed to use, were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. Keefe, Bruyette & Woods assumed, based on discussions with the respective managements of Foundation Bancorp and Pacific Continental and with the consent of the Foundation Bancorp board, that all such information provided a reasonable basis upon which Keefe, Bruyette & Woods could form its opinion and Keefe, Bruyette & Woods expressed no view as to any such information or the assumptions or bases therefor. Keefe, Bruyette & Woods relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

Keefe, Bruyette & Woods also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Foundation Bancorp or Pacific Continental since the date of the last financial statements of each such entity that were made available to Keefe, Bruyette & Woods. Keefe, Bruyette & Woods is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and Keefe, Bruyette & Woods assumed, without independent verification and with Foundation Bancorp’s consent, that the aggregate allowances for loan and lease losses for Foundation Bancorp and Pacific Continental are adequate to cover such losses. In rendering its opinion, Keefe, Bruyette & Woods did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Foundation Bancorp or Pacific Continental, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did Keefe, Bruyette & Woods examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Foundation Bancorp or Pacific Continental under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Keefe, Bruyette & Woods assumed no responsibility or liability for their accuracy.

Keefe, Bruyette & Woods assumed, in all respects material to its analyses:

•	that the merger would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which Keefe, Bruyette & Woods assumed would not differ in any respect material to Keefe, Bruyette & Woods’ analyses from the draft reviewed and referred to above) with no adjustments to the merger consideration (including the allocation among cash and stock) and with no other payments in respect of Foundation Bancorp common stock;

•

that any related transactions (including the subsidiary bank merger and the payment to the holders of Foundation Bancorp preferred stock of cumulative cash dividends through March 25, 2020, as set forth in the Foundation Bancorp charter, in an aggregate amount estimated by Foundation Bancorp to be approximately $3.5 million (the “Dividend Payment”), will be completed substantially in accordance with the terms set forth in the merger agreement or as described to us by representatives of Foundation Bancorp;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	that there were no factors that would delay any necessary regulatory or governmental approval for the merger or any related transaction or cause any necessary regulatory or governmental approval for the Merger or any related transaction to be subject to any adverse conditions, and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement; and

•	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Foundation Bancorp, Pacific Continental, the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result or be derived from the merger.

Keefe, Bruyette & Woods assumed, in all respects material to its analyses, that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. Keefe, Bruyette & Woods was further advised by representatives of Foundation Bancorp that Foundation Bancorp relied upon advice from its advisors (other than Keefe, Bruyette & Woods) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Foundation Bancorp, Pacific Continental, the merger, any related transaction (including the subsidiary bank merger and the Dividend Payment), and the merger agreement. Keefe, Bruyette & Woods did not provide advice with respect to any such matters.

Keefe, Bruyette & Woods’ opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Foundation Bancorp common stock, of the merger consideration to be received by such holders in the merger. Keefe, Bruyette & Woods expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the subsidiary bank merger and the Dividend Payment), including without limitation, the form or structure of the merger (including the form of the merger consideration or the allocation thereof between cash and stock) or any related transaction, any consequences of the merger or any related transaction to Foundation Bancorp, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. Keefe, Bruyette & Woods’ opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to Keefe, Bruyette & Woods through such date. Developments subsequent to the date of Keefe, Bruyette & Woods’ opinion may have affected, and may affect, the conclusion reached in Keefe, Bruyette & Woods’ opinion and Keefe, Bruyette & Woods did not and does not have an obligation to update, revise or reaffirm its opinion. Keefe, Bruyette & Woods’ opinion did not address, and Keefe, Bruyette & Woods expressed no view or opinion with respect to:

•	the underlying business decision of Foundation Bancorp to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Foundation Bancorp or the Foundation Bancorp board;

•	the fairness of the amount or nature of any compensation to any of Foundation Bancorp’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Foundation Bancorp common stock;

•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Foundation Bancorp (other than the holders of Foundation Bancorp common stock solely with respect to the merger consideration, as described in Keefe, Bruyette & Woods’ opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Pacific Continental or any other party to any transaction contemplated by the merger agreement;

•	whether Pacific Continental has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate amount of the cash consideration to the holders of Foundation Bancorp common stock at the closing of the merger;

•	the election by holders of Foundation Bancorp common stock to receive the cash consideration or the stock consideration, or any combination thereof, or the actual allocation between the cash consideration and the stock consideration among such holders (including, without limitation, any reallocation thereof as a result of proration pursuant to the merger agreement), or the relative fairness of the stock consideration and the cash consideration;

•	any adjustment (as provided in the merger agreement) to the merger consideration assumed to be paid in the merger for purposes of Keefe, Bruyette & Woods’ opinion;

•	the actual value of Pacific Continental common stock to be issued in the merger;

•	the prices, trading range or volume at which Foundation Bancorp common stock or Pacific Continental common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Pacific Continental common stock would trade following the consummation of the merger;

•	whether Foundation Bancorp has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Dividend Payment;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Foundation Bancorp, Pacific Continental, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the subsidiary bank merger and the Dividend Payment), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, Keefe, Bruyette & Woods made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Keefe, Bruyette & Woods, Foundation Bancorp and Pacific Continental. Any estimates contained in the analyses performed by Keefe, Bruyette & Woods are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Keefe, Bruyette & Woods opinion was among several factors taken into consideration by the Foundation Bancorp board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Foundation Bancorp board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Foundation Bancorp and Pacific Continental and the decision to enter into the merger agreement was solely that of the Foundation Bancorp board.

The following is a summary of the material financial analyses presented by Keefe, Bruyette & Woods to the Foundation Bancorp board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Keefe, Bruyette & Woods to the Foundation Bancorp board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Keefe, Bruyette & Woods did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Keefe, Bruyette & Woods believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. For purposes of the financial analyses described below, Keefe, Bruyette & Woods utilized an implied value of the merger consideration of $12.78 per share of Foundation Bancorp common stock, consisting of the sum of (i) the implied value of the stock consideration of 0.7911 of a share of Pacific Continental common stock, based on the closing price of Pacific Continental common stock on April 22, 2016, multiplied by 0.70, and (ii) the cash consideration of $12.50, multiplied by 0.30. With Foundation Bancorp’s consent, Keefe, Bruyette & Woods assumed, for purposes of certain of its analyses in all respects material to such analyses, the occurrence of the Dividend Payment.

Selected Companies Analysis of Foundation Bancorp. Using publicly available information, Keefe, Bruyette & Woods compared the financial performance, financial condition and market performance of Foundation Bancorp to 11 selected banks and thrifts located in the Pacific Northwest region (defined as Washington, Oregon, Idaho and Montana) with publicly traded stock, assets between $200 million and $1.0 billion and last-twelve-months (“LTM”) return on assets less than 0.85%. Mutual holding companies and merger targets were excluded from the selected companies.

The selected companies included in Foundation Bancorp’s “peer” group were:

First Northwest Bancorp	Riverview Bancorp, Inc.
Pacific Financial Corporation	Eagle Bancorp Montana, Inc.
Citizens Bancorp	Northwest Bancorporation, Inc.
Anchor Bancorp	Community Financial Group, Inc.
Premier Commercial Bancorp	People’s Bank of Commerce
Oregon Pacific Bancorp

To perform this analysis, Keefe, Bruyette & Woods used profitability data and other financial information as of, or for the period ended, December 31, 2015 (or March 31, 2016 as was publicly available in the case of Foundation Bancorp and People’s Bank of Commerce) and market price information as of April 22, 2016. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by Keefe, Bruyette & Woods, as referenced in the tables presented below, may not correspond to the data presented in Foundation Bancorp’s historical financial statements as a result of the different periods, assumptions and methods used by Keefe, Bruyette & Woods to compute the financial data presented.

Keefe, Bruyette & Woods’ analysis showed the following concerning the financial performance of Foundation Bancorp and the selected companies in its “peer” group:

	FDNB	Peer Group 25th Percentile	Peer Group Median	Peer Group Average	Peer Group 75th Percentile
LTM Return of Average Assets	(0.46%)	0.41%	0.57%	0.48%	0.68%
LTM Return of Average Equity	(4.36%)	4.59%	5.78%	4.95%	6.34%
LTM Net Interest Margin	3.52%	3.46%	3.68%	3.69%	4.02%
LTM Noninterest Income / Average Assets	0.28%	0.56%	0.85%	0.98%	1.16%
LTM Noninterest Expense / Average Assets	3.72%	4.13%	3.59%	3.56%	2.94%
LTM Efficiency Ratio	85.1%	85.3%	79.7%	80.0%	76.7%

Keefe, Bruyette & Woods’ analysis also showed the following concerning the financial condition of Foundation Bancorp and the selected companies in its “peer” group:

	FDNB	Peer Group 25th Percentile	Peer Group Median	Peer Group Average	Peer Group 75th Percentile
Tangible Common Equity / Tangible Assets	7.52%	8.48%	9.00%	10.46%	9.85%
Total Risk-Based Capital Ratio	13.57%	13.14%	15.39%	15.57%	16.63%
Loans / Deposits	81.43%	74.80%	83.62%	84.85%	90.77%
Loan Loss Reserve / Gross Loans	1.92%	1.20%	1.30%	1.28%	1.43%
Nonperforming Assets / Assets (1)	2.29%	2.38%	2.02%	1.76%	1.02%
LTM Net Charge-Off / Average Loans	0.94%	0.09%	0.00%	0.05%	(0.01%)

(1)	Nonperforming assets defined as nonperforming assets plus loans 90+ days past due.

In addition, Keefe, Bruyette & Woods’ analysis showed the following concerning the market performance of Foundation Bancorp and the selected companies in its peer group (excluding the impact of the LTM earnings per share (“EPS”) multiples for two of the selected companies, which multiples were considered to be not meaningful (“NM”) because they were negative or greater than 30.0x):

	FDNB		Peer Group 25th Percentile		Peer Group Median		Peer Group Average		Peer Group 75th Percentile
One -Year Stock Price Change	7.41%		1.51%		7.22%		10.37%		15.48%
YTD Stock Price Change	2.63%		(4.17%)		(2.70%)		(2.18%)		0.40%
Stock Price / Book Value per Share	1.14	x	0.88	x	0.92	x	0.95	x	0.97	x
Stock Price / Tangible Book Value per Share	1.14	x	0.90	x	1.00	x	1.02	x	1.09	x
Stock Price / LTM EPS	NM		14.4	x	15.3	x	15.7	x	17.4	x
Dividend Yield (1)	0.00%		0.00%		0.00%		0.85%		1.83%
LTM Dividend Payout (2)	0.00%		0.00%		0.00%		13.47%		30.45%

(1)	Dividend yield calculated using LTM reported dividend as a percentage of current share price.
(2)	Dividend payout calculated using LTM reported dividend as a percentage of LTM EPS.

No company used as a comparison in the above selected companies analysis is identical to Foundation Bancorp. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Companies Analysis of Pacific Continental. Using publicly available information, Keefe, Bruyette & Woods compared the financial performance, financial condition and market performance of Pacific

Continental to 9 selected banks and thrifts located in the Western region (defined as Alaska, California, Hawaii, Idaho, Montana, Nevada, Oregon, Washington and Wyoming) and listed on NASDAQ with total assets between $1.5 billion and $3.0 billion. Mutual holding companies and merger targets were excluded from the selected companies.

The selected companies included in Pacific Continental’s “peer” group were:

Preferred Bank	CU Bancorp
First Foundation Bancorp Inc.	Cascade Bancorp
Heritage Commerce Corp	Bank of Marin Bancorp
Heritage Oaks Bancorp	Territorial Bancorp Inc.
Sierra Bancorp

To perform this analysis, Keefe, Bruyette & Woods used profitability data and other financial information as of, or for the period ended, December 31, 2015 (or March 31, 2016 as was publicly available in the case of Pacific Continental and Preferred Bank) and market price information as of April 22, 2016. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Keefe, Bruyette & Woods also used 2017 EPS estimates taken from consensus “street estimates” for Pacific Continental and the selected companies. Certain financial data prepared by Keefe, Bruyette & Woods, as referenced in the tables presented below, may not correspond to the data presented in Pacific Continental’s historical financial statements as a result of the different periods, assumptions and methods used by Keefe, Bruyette & Woods to compute the financial data presented.

Keefe, Bruyette & Woods’ analysis showed the following concerning the financial performance of Pacific Continental and the selected companies in its “peer” group:

	PCBK	Peer Group 25th Percentile	Peer Group Median	Peer Group Average	Peer Group 75th Percentile
LTM Return of Average Assets	1.14%	0.84%	0.85%	0.93%	0.98%
LTM Return of Average Equity	9.92%	7.26%	8.04%	8.26%	8.84%
LTM Net Interest Margin	4.30%	3.72%	3.83%	3.81%	3.91%
LTM Noninterest Income / Average Assets	0.34%	0.44%	0.47%	0.66%	0.98%
LTM Noninterest Expense / Average Assets	2.45%	2.97%	2.66%	2.62%	2.38%
LTM Efficiency Ratio	55.4%	64.9%	63.1%	59.3%	59.3%

Keefe, Bruyette & Woods’ analysis also showed the following concerning the financial condition of Pacific Continental and the selected companies in its “peer” group:

	PCBK	Peer Group 25th Percentile	Peer Group Median	Peer Group Average	Peer Group 75th Percentile
Tangible Common Equity / Tangible Assets	9.42%	9.48%	10.14%	9.83%	10.20%
Total Risk-Based Capital Ratio	12.46%	12.51%	13.37%	15.57%	17.01%
Loans / Deposits	84.27%	80.16%	81.14%	84.35%	83.97%
Loan Loss Reserve / Gross Loans	1.23%	0.86%	1.03%	0.99%	1.39%
Nonperforming Assets / Assets (1)	0.73%	0.96%	0.41%	0.60%	0.29%
LTM Net Charge-Off / Average Loans	0.01%	0.10%	0.04%	0.00%	0.04%

(1)	Nonperforming assets defined as nonperforming assets plus loans 90+ days past due.

In addition, Keefe, Bruyette & Woods’ analysis showed the following concerning the market performance of Pacific Continental and the selected companies in its peer group:

	PCBK		Peer Group 25th Percentile		Peer Group Median		Peer Group Average		Peer Group 75th Percentile
One - Year Stock Price Change	25.56%		4.45%		9.37%		8.86%		15.67%
YTD Stock Price Change	9.61%		(8.99%)		(4.62%)		(5.37%)		(3.46%)
Stock Price / Book Value per Share	1.42	x	1.30	x	1.33	x	1.36	x	1.38	x
Stock Price / Tangible Book Value per Share	1.77	x	1.40	x	1.55	x	1.54	x	1.70	x
Stock Price / LTM EPS	15.0	x	16.0	x	17.8	x	17.6	x	19.4	x
Stock Price / 2017E EPS	12.9	x	12.8	x	13.0	x	13.3	x	14.4	x
Dividend Yield (1)	2.64%		0.00%		1.85%		1.63%		2.88%
LTM Dividend Payout (2)	39.45%		0.00%		29.61%		27.90%		47.80%

(1)	Dividend yield calculated using LTM reported dividend as a percentage of current share price.
(2)	Dividend payout calculated using LTM reported dividend as a percentage of LTM EPS.

No company used as a comparison in the above selected companies analysis is identical to Pacific Continental. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Transactions Analysis. Keefe, Bruyette & Woods reviewed publicly available information related to 12 selected whole bank and thrift transactions in the Pacific Northwest region announced since January 1, 2012 with announced transaction values, total assets between $100 million and $1.0 billion and nonperforming assets to assets ratios less than 5.0%.

The selected transactions were:

Acquiror:	Acquired Company:
First Interstate BancSystem, Inc.	Flathead Bank of Bigfork, Montana
Northwest Bancorporation, Inc.	Fairfield Financial Holdings Corp.
Pacific Continental	Capital Pacific Bancorp
Glacier Bancorp, Inc.	Montana Community Banks, Inc.
Banner Corporation	Siuslaw Financial Group, Inc.
Columbia Banking System, Inc.	Intermountain Community Bancorp
First Interstate BancSystem, Inc.	Mountain West Financial Corp.
HomeStreet, Inc.	Fortune Bank
HomeStreet, Inc.	YNB Financial Services Corp.
Glacier Bancorp, Inc.	North Cascades Bancshares, Inc.
Heritage Financial Corporation	Valley Community Bancshares, Inc.
Bank of Commerce	Nicholas, Incorporated

For each selected transaction, Keefe, Bruyette & Woods derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the acquisition:

•	Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income);

•	Price per common share to book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total book value);

•	Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity); and

•	To the extent publicly available, tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

Keefe, Bruyette & Woods also reviewed the price per common share paid for the acquired company for each of the four selected transactions in which the acquired company had publicly traded stock as a premium to the closing stock price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The resulting transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied value of the merger consideration of $12.78 per share of Foundation Bancorp common stock and using historical financial information for Foundation Bancorp as of March 31, 2016 and the closing price of Pacific Continental common stock on April 22, 2016.

The results of the analysis are set forth in the following table:

	PCBK / FDNB Merger	Selected Transactions 25th Percentile		Selected Transactions Median		Selected Transactions Average		Selected Transactions 75th Percentile
Transaction Price / LTM EPS (1)	NM	14.9	x	17.6	x	21.6	x	25.4	x
Transaction Price / Book Value	143.9%	118.9%		133.6%		131.3%		141.2%
Transaction Price / Tangible Book Value	143.9%	122.9%		136.7%		134.8%		143.0%
Core Deposit Premium	9.5%	3.1%		4.7%		5.1%		7.0%
1 - Day Market Premium	25.9%	23.6%		43.9%		42.6%		62.9%

Preferred Adjusted Multiples: (2)
Transaction Price / Book Value	138.7%
Transaction Price / Tangible Book Value	138.7%
Core Deposit Premium	5.3%

(1)	LTM EPS multiples were tax-effected at 35% in the case of two selected transactions with acquired companies that were S-corporations.
(2)	Adjusted assuming conversion of 15,000 shares of Foundation Bancorp Series A Convertible Non-Cumulative Preferred Stock into 1,500,000 shares of Foundation Bancorp common stock prior to closing of the transaction. Excludes impact of the Dividend Payment.

No company or transaction used as a comparison in the above selected transactions analysis is identical to Foundation Bancorp or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. Keefe, Bruyette & Woods analyzed the relative standalone contribution of Pacific Continental and Foundation Bancorp to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis excluded purchase accounting adjustments and cost savings but assumed the occurrence of the Dividend Payment. To perform this analysis, Keefe, Bruyette & Woods used (i) balance sheet and LTM earnings data for Pacific Continental and Foundation Bancorp as of, or for the period ended, March 31, 2016, (ii) 2016 and 2017 earnings consensus “street estimates” for Pacific Continental, an assumed long-term earnings growth rate for Pacific Continental provided by Pacific Continental management and earnings estimates for Foundation Bancorp provided by Foundation Bancorp management and (iii) market price data as of April 22, 2016. The results of Keefe, Bruyette & Woods’ analysis are set forth in the following table, which also compares the results of Keefe, Bruyette & Woods’ analysis with the pro forma ownership percentages of Pacific Continental and Foundation Bancorp shareholders in the combined company based on the stock consideration of 0.7911 of a share of Pacific Continental common stock at the 70% stock / 30% cash aggregate merger consideration mix provided for in the merger agreement and also on an illustrative hypothetical 100% stock consideration in the proposed merger derived from the implied value of the merger consideration of $12.78 per share of Foundation Bancorp common stock and the closing price of Pacific Continental common stock on April 22, 2016:

	Pacific as a % of Total	Foundation as a % of Total
Ownership
Ownership based on 70% Stock / 30% Cash Aggregate Merger Consideration Mix	87.3%	12.7%
Ownership Assuming Hypothetical 100% Stock Consideration	82.8%	17.2%

Balance Sheet
Assets	82.3%	17.7%
Total Loans	82.7%	17.3%
Deposits	82.2%	17.8%
Total Equity	82.8%	17.2%
Common Equity	87.6%	12.4%
Tangible Common Equity	85.1%	14.9%

Income Statement
LTM Earnings	NM	NM
2016E Earnings	86.6%	13.4%
2017E Earnings	90.2%	9.8%
2018E Earnings	88.8%	11.2%

Market Capitalization
Market Capitalization	86.1%	13.9%

Pro Forma Financial Impact Analysis. Keefe, Bruyette & Woods performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Pacific Continental and Foundation Bancorp. Using closing balance sheet estimates as of September 30, 2016 for Pacific Continental and Foundation Bancorp per their respective managements, 2016 and 2017 consensus “street estimates” for Pacific Continental, assumed long-term growth rates for Pacific Continental provided by Pacific Continental management, financial forecasts and projections for Foundation Bancorp provided by Foundation Bancorp management, and pro forma assumptions (including purchase accounting adjustments, cost savings and related expenses) provided by Pacific Continental management, Keefe, Bruyette & Woods analyzed the potential financial impact of the merger (assuming the occurrence of the Dividend Payment on certain projected financial results. This analysis indicated that the merger could be accretive to Pacific Continental’s 2016, 2017 and 2018 estimated EPS (assuming the impact of one-time, merger-related charges at closing and no additional impact to earnings of one-time, merger-related charges), accretive to Pacific Continental’s estimated closing book value per share as of September 30, 2016 and dilutive to Pacific Continental’s estimated closing tangible book value per share as of September 30, 2016. Furthermore, the analysis indicated that, pro forma for the proposed merger, each of Pacific Continental’s tangible common equity to tangible assets ratio, Tier 1 leverage ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio as of September 30, 2016 could be lower. For all of the above analyses, the actual results achieved by Pacific Continental following the merger will vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. Keefe, Bruyette & Woods performed a discounted cash flow analysis to estimate a range for the implied equity value of Foundation Bancorp. In this analysis, Keefe, Bruyette & Woods used financial forecasts and projections relating to the earnings and assets of Foundation Bancorp prepared by and provided to Keefe, Bruyette & Woods by Foundation Bancorp management, and assumed discount rates ranging from 15.0% to 19.0%. The range of values were derived by adding (i) the present value of the estimated free cash flows that Foundation Bancorp could generate over the period from 2016 to 2020 as a standalone company, and (ii) the present value of Foundation Bancorp’s implied terminal value at the end of such period. Keefe, Bruyette & Woods assumed that Foundation Bancorp would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Foundation Bancorp, Keefe, Bruyette & Woods applied a range of 13.0x to 17.0x estimated 2021 earnings. This discounted cash flow analysis resulted in a range of implied values per share of Foundation Bancorp common stock of $7.90 to $12.28.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Foundation Bancorp.

Miscellaneous. Keefe, Bruyette & Woods acted as financial advisor to Foundation Bancorp and not as an advisor to or agent of any other person. As part of its investment banking business, Keefe, Bruyette & Woods is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, Keefe, Bruyette & Woods has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of their broker-dealer businesses, Keefe, Bruyette & Woods and its affiliates may from time to time purchase securities from, and sell securities to, Foundation Bancorp and Pacific Continental and, as a market maker in securities, Keefe, Bruyette & Woods and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Foundation Bancorp or Pacific Continental for their own accounts and for the accounts of their respective customers and clients.

Pursuant to the Keefe, Bruyette & Woods engagement agreement, Foundation Bancorp agreed to pay Keefe, Bruyette & Woods a total cash fee equal to 1.00% of the aggregate merger consideration, $100,000 of which became payable to Keefe, Bruyette & Woods with the rendering of its opinion and the balance of which is contingent upon the closing of the merger. Foundation Bancorp also agreed to reimburse Keefe, Bruyette & Woods for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Keefe, Bruyette & Woods against certain liabilities relating to or arising out of Keefe, Bruyette & Woods’ engagement or Keefe, Bruyette & Woods’ role in connection therewith. In addition to this present engagement, during the two years preceding the date of its opinion, Keefe, Bruyette & Woods has provided investment banking and financial advisory services to Foundation Bancorp and received compensation for such services. Keefe, Bruyette & Woods acted as placement agent to Foundation Bancorp in connection with Foundation Bancorp’s private placement of convertible preferred stock in March 2015. In connection with that private placement, Keefe, Bruyette & Woods received a fee of $525,000 from Foundation Bancorp. During the two years preceding the date of its opinion, Keefe, Bruyette & Woods has not provided investment banking and financial advisory services to Pacific Continental. Keefe, Bruyette & Woods may in the future provide investment banking and financial advisory services to Foundation Bancorp and/or Pacific Continental and receive compensation for such services.

Board of Directors and Management of Pacific Continental After the Merger

At the effective time of the merger, the board of directors of the combined company will consist of the current directors of Pacific Continental, except that Pacific Continental will take all necessary actions to appoint Thomas Ellison and Duane C. Woods, as of the effective time of the merger, to the boards of directors of each of Pacific Continental and Pacific Continental Bank. The chairperson of the board of directors of the combined company will be the existing chairperson of the board of directors of Pacific Continental.

Interests of Foundation Bancorp’s Directors and Officers in the Merger

Foundation Bancorp shareholders should be aware that some of Foundation Bancorp’s directors and officers have interests in the merger and have arrangements that are different from, or in addition to, those of Foundation Bancorp shareholders generally. Foundation Bancorp’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to adopt the merger agreement, and in recommending that Foundation Bancorp shareholders vote in favor of approving the merger agreement.

Equity Interests of Directors and Executive Officers

Restricted Stock. At the closing of the merger, each holder of a share of restricted stock awarded by Foundation Bancorp under its equity incentive plans and then outstanding, whether vested or unvested, will become fully vested and, subject to the election and proration procedures described in this proxy statement/prospectus, the holders thereof may elect to receive the merger consideration.

The following table sets forth the number of shares of Foundation Bancorp restricted stock held by each director and executive officer of Foundation Bancorp as of December 31, 2015, and the value of the merger consideration for which they could be exchanged in the merger (assuming cash merger consideration of $12.50 per share and using the closing stock price of Pacific Continental common stock on July [*], 2016, the last trading day before the date of this proxy statement/prospectus). The following table assumes that Foundation Bancorp’s directors and executive officers will not sell or acquire any shares of Foundation Bancorp restricted stock following the date of this proxy statement/prospectus.

	Foundation Bancorp Restricted Stock
	Vested	Unvested	Cash Consideration	Stock Consideration
Duane C. Woods	—	4,000	$50,000	$	[*]
Randy Cloes	—	16,000	$200,000	$	[*]
Richard Deglman	—	8,000	$100,000	$	[*]
Jocelyn Lane	—	20,000	$250,000	$	[*]
E. Ronald Cohn	—	4,000	$50,000	$	[*]
Jamie Colbourne	—	6,000	$75,000	$	[*]
Paul Ellingson	—	6,000	$75,000	$	[*]
Louis H. Mills	—	8,000	$100,000	$	[*]
Robert J. Pfau	—	4,000	$50,000	$	[*]
Tony Scavuzzo	—	—	$—		$—
H. Martin Smith III	—	6,000	$75,000	$	[*]
All directors and officers as a group (11 persons)

	—	82,000	$1,025,000	$	[*]

Change in Control Payments

After the effective time of the merger, Pacific Continental Corporation will make the change in control payments provided for in written employment agreements entered into between Foundation Bancorp and certain officers of Foundation Bancorp prior to the date of the merger agreement, regardless of whether such officers will continue as employees of Pacific Continental Corporation, conditioned on the officers entering into written agreements to release Pacific Continental Corporation and its predecessors in interest from any liabilities arising out of or related to the payments. Foundation Bank entered into employment agreements with five of its officers in October 2014 or December 2014. Each agreement has a three-year term with a current expiration date in October 2017 or December 2017, as applicable, and would automatically renew for successive one-year periods, provided that (i) neither the officer, nor Foundation Bank or Foundation Bancorp gives notice to the other in writing at least

90 days prior to the anniversary of the term that the agreement should not be extended further, and (ii) prior to such anniversary Foundation Bancorp’s board of directors or its compensation & governance committee explicitly reviews and approves the extension. The agreements include provisions for fixed amounts of cash severance compensation and continuation of health and welfare benefits under various circumstances, including termination by Foundation Bank without cause or by the executive for good reason, with enhanced benefits following a change in control of the bank. The consummation of the mergers will constitute a change in control under the agreements.

Upon involuntary termination of employment (other than by reason of death or disability or for cause) during the period commencing on the sixth month anniversary preceding a change in control of Foundation Bank and ending on the second anniversary of such change in control, each executive with an employment agreement is entitled to receive a lump sum cash severance payment in an amount equal to 1.0 times, 1.5 times, or 2.0 times the executive’s annual base salary in effect as of the date of termination. The cash payment is to be paid to the executive within 25 business days after his or her termination date. The officers are also entitled to a continuation of his or her health and welfare benefits for a period of one year.

Pacific Continental Corporation has agreed to make payments equal to the change in control payments provided for in the employment agreements following the effective time of the merger to Jocelyn Lane, Randy Cloes, Richard Deglman, Brett Ballman and Eileen Magnusson, in the following amounts, if they execute the required release: $380,000, $277,500, $277,500, $135,000, and $110,000, respectively.

The Foundation Bancorp compensation & governance committee has also authorized the payment of transaction bonus payments to six officers in conjunction with the merger. A partial payment was made to five of the officers on December 21, 2015. The remaining payments to the five officers and the full payment to the sixth officer will be made upon a successful close of the merger in 2016. The committee authorized total payments to Duane Woods, Jocelyn Lane, Randy Cloes, Richard Deglman, Brett Ballman and Eileen Magnusson, in the following amounts: $135,000 $80,000, $80,000, $80,000, $80,000, and $50,000, respectively; with $505,000 payable to such officers in the aggregate. Pacific Continental has agreed to pay Duane Woods a supplemental transaction bonus in the amount of $135,000 after the closing of the merger.

Pursuant to the terms of the Foundation Bancorp Equity Incentive Plan, in the event of a change in control, all restricted stock awards that have been granted will become fully vested and all restrictions on such awards will immediately lapse if the shares are not otherwise assumed or substituted for equivalent equity awards.

Continuing Employment of Certain Foundation Bancorp Officers

As of the date of this proxy statement/prospectus, certain of the executive officers of Foundation Bancorp have accepted offers of employment with Pacific Continental. Following the merger, Jocelyn Lane, Executive Vice President and Market President, will be employed by Pacific Continental Bank in the position of Executive Vice President, Market President, Greater Seattle Market; Brett Ballman, Senior Vice President – Director of Operations, Risk and Regulatory Affairs, will be employed by Pacific Continental Bank as a senior vice president, Director of Internal Audit; and Eileen Magnusson, Senior Vice President and Director of Human Resources, will be employed by Pacific Continental Bank as a vice president, HR Business Partner.

The terms of employment provide for base salary, and additional amounts that may be awarded for bonus potential and equity compensation potential, and an equity signing grant, as follows: Ms. Lane, $190,015 base salary, 25% bonus potential, 25% equity compensation potential, and a $10,000 equity signing grant; Mr. Ballman, $135,000 base salary, 15% bonus potential, 10% equity compensation potential, and a $10,000 equity signing grant; and Ms. Magnusson, $110,000 base salary, 15% bonus potential, 10% equity compensation potential, and a $10,000 equity signing grant. Ms. Lane will also be recommended to Pacific Continental’s compensation committee for a change in control agreement, consistent with the form of change in control agreement for other executive officers and key employees of Pacific Continental, providing for a cash payment of two times Ms. Lane’s annual base salary plus cash bonus opportunity in the event of a qualifying termination of employment in connection with a change in control of Pacific Continental.

Board Representation

At the effective time of the merger, the board of directors of the combined company will consist of the current directors of Pacific Continental, except that Pacific Continental will take all necessary actions to appoint Thomas Ellison and Duane C. Woods, as of the effective time of the merger, to the boards of directors of each of Pacific Continental Corporation and Pacific Continental Bank. The chairperson of the board of directors of the combined company will be the existing chairperson of the board of directors of Pacific Continental Corporation. See “– Board of Directors and Management of Pacific Continental After the Merger”.

Protection of Directors and Officers Against Claims

Pacific Continental has agreed to indemnify and hold harmless each of Foundation Bancorp’s directors and officers from costs and expenses arising out of matters existing or occurring at or before the consummation of the merger to the fullest extent allowed under applicable law and the articles of incorporation and bylaws of Foundation Bancorp and Foundation Bank. Pacific Continental has also agreed that it will maintain Foundation Bancorp’s existing directors’ and officers’ liability insurance policy, or provide a policy providing coverage at least as favorable to the indemnified parties as Foundation Bancorp’s existing policies, for the benefit of Foundation Bancorp’s directors and officers who are currently covered by such insurance, for a period of six years from the effective time of the merger, with respect to matters existing or occurring prior to the effective time of the merger, subject to a limit on the premium cost to maintain such coverage.

Public Trading Markets

Pacific Continental common stock is listed for trading on the Nasdaq Global Select Market under the symbol “PCBK,” and Foundation Bancorp common stock is traded over the counter under the OTCBB symbol “FNDB”. Upon completion of the merger, Foundation Bancorp common stock will no longer be traded.

Under the merger agreement, Pacific Continental will cause the shares of Pacific Continental common stock to be issued in the merger to be approved for listing on the Nasdaq Global Select Market, subject to notice of issuance, and the merger agreement provides that neither Pacific Continental nor Foundation Bancorp will be required to complete the merger if such shares are not approved for quotation on the Nasdaq Global Select Market.

Pacific Continental’s Dividend Policy

Pacific Continental has regularly paid cash dividends on a quarterly basis, typically in February, May, August and November of each year. The Pacific Continental board of directors considers the dividend amount quarterly and takes a broad perspective in its dividend deliberations including a review of recent operating performance, capital levels, and concentrations of loans as a percentage of capital, and growth projections. The Pacific Continental board of directors also considers dividend payout ratios, dividend yield, and other financial metrics in setting the quarterly dividend. No assurances can be given that any dividends will be paid by Pacific Continental or that dividends, if paid, will not be reduced in future periods. Dividends from Pacific Continental will depend, in large part, upon receipt of dividends from Pacific Continental Bank. Pacific Continental’s board of directors may change its dividend policy at any time, and the payment of dividends by banks and financial holding companies is generally subject to legal and regulatory limitations. For further information on Pacific Continental’s dividend history, see “Comparative Market Prices and Dividends”.

Dissenters’ Rights of Foundation Bancorp Shareholders

Shareholders who dissent from a proposed plan of merger are entitled to receive the fair value of their shares under Revised Code of Washington (“RCW”) 23B.13.010 through 23B.13.310. A copy of these statutes is attached as Annex B.

To perfect dissenters’ rights, a shareholder must deliver written notice of dissent to Foundation Bancorp, prior to the vote on the merger being taken at the special meeting. Additionally, such shareholder must not vote his or her shares of Foundation Bancorp stock in favor of the merger.

This section is intended as a brief summary of the material provisions of the Washington statutory procedures that a shareholder must follow in order to properly demand and perfect dissenters’ rights. This summary, however, is not intended as a complete statement of all applicable requirements, and is qualified in its entirety by reference to RCW 23B.13.010 through RCW 23B.13.310, the full text of which appears in Annex B. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that shareholders assert their dissenters’ rights under the RCW.

A shareholder may only dissent with respect to all of the shareholder’s shares, except that a shareholder of record holding shares beneficially owned by another person may assert dissenters’ rights as to fewer than all of the Foundation Bancorp shares registered in such shareholder’s name only if such shareholder dissents with respect to all shares beneficially owned by any one person and delivers to Foundation Bancorp a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if (i) the beneficial owner submits to Foundation Bancorp the record holder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (1) in a record or (2) if the corporation has designated an address, location or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location or system, in an electronically transmitted record, and (ii) the beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial owner or over which such shareholder has the power to direct the vote.

If the merger is approved, Foundation Bancorp will deliver to all shareholders who have satisfied the requirements described above a written dissenters’ notice. The notice will be sent within 10 days after the special meeting and will, among other things, state where the payment demand must be sent (and where and when stock certificates must be deposited) and supply a form for demanding payment. The form will include the date of the first announcement of the terms of the merger and will require certification by the person assisting dissenters’ rights as to whether or not the dissenting shareholder acquired beneficial ownership before that date. The dissenters’ notice will also set a date by which Foundation Bancorp must receive the payment demand.

A shareholder receiving a dissenters’ notice must demand payment, certify whether or not he or she acquired beneficial ownership of the shares before the date set forth in the notice, and deposit stock certificates in accordance with the terms of the notice. A shareholder who does not properly and timely satisfy these requirements will not be entitled to payment for his or her shares under the dissenters’ rights statutes and will instead receive the merger consideration.

Within 30 days of the later date of the effective date of the merger or its receipt of a proper and timely payment demand, the surviving corporation will pay to each dissenting shareholder the amount that the surviving corporation estimates to be the fair value of such shareholder’s shares, plus accrued interest. The payment will be accompanied by, among other things, a copy of the surviving corporation’s ’s balance sheet and income statement, the latest available interim financial statements, if any, an explanation of how the surviving corporation estimated the fair value of the shares, an explanation of how the interest was calculated, a statement of the dissenter’s right to demand payment under RCW 23B.13.280, and a copy of the applicable provisions of the RCW 23B.13.010 through 23B 13.310. Investment banker opinions as to the fairness from a financial point of view of the consideration payable in a transaction such as the merger are not opinions as to, and do not in any way address, fair value under the RCW.

The surviving corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice. To the extent the surviving corporation elects to withhold payment after the effective date of the merger, it will estimate the fair value of the shares plus accrued interest, and will pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenters’ demand. The payment will be accompanied by an explanation of how the surviving corporation estimated the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter’s right to demand payment under RCW 23B.13.280

A dissenting shareholder may deliver a notice to the surviving corporation informing the surviving corporation of the dissenting shareholder’s own estimate of the fair value of the shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the surviving corporation’s offer and demand payment of the dissenter’s estimate of the fair value and interest due, under certain conditions specified in RCW 23B.13.280. If a dissenter wishes to submit his, her or its own estimate of the fair value of such dissenter’s shares, such dissenter must deliver the notice and demand payment within 30 days after the surviving corporation makes or offers payment for the dissenter’s shares. Failure to do so will cause such dissenter to waive this right to demand payment.

If a demand for payment remains unsettled, the surviving corporation will commence a proceeding, within 60 days after receiving the dissenting shareholder’s payment demand under RCW 23B.13.280 and petition the court to determine the fair value of the shares and accrued interest. If the surviving corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the dissenting shareholder’s estimated fair value of the shares.

As the surviving corporation is not a Washington corporation, it must commence the proceeding in the superior court of the county where its registered office is located. The registered office for Pacific Continental, as the surviving corporation in Washington, is c/o Pacific Continental Bank, CT Corporation System, 505 Union Avenue SE, Suite 120, Olympia, Washington 98501, and accordingly, the proceeding will be in the superior court in Thurston County, Washington. The surviving corporation must make all dissenters whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

The surviving corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the surviving corporation, complied with the provisions of RCW 23B.13.300. If the court determines that such shareholder has not complied with the provisions of RCW 23B.13.300, the shareholder will be dismissed as a party.

The jurisdiction of the court in which the proceeding is commenced under RCW 23B.13.300 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

Each dissenter made a party to such proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the surviving corporation, or the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the surviving corporation elected to withhold payment under RCW 23B.13.270.

The court will determine all costs of such proceeding and will assess such costs against the surviving corporation, including the reasonable compensation and expenses of appraisers appointed by the court, except to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under chapter 23B.13.280. The court may also assess certain fees and expenses of counsel and experts for the respective parties, as provided in RCW 23B.13.310, in amounts the court finds equitable.

If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the surviving corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

In view of the complexity of RCW 23B.13.010 through 23B.13.310, and the requirement that shareholders must strictly comply with these provisions, shareholders of Foundation Bancorp who wish to dissent from the merger and pursue dissenters’ rights should consult their legal and financial advisors.

The failure of a Foundation Bancorp shareholder to comply strictly with the Washington statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Annex B. You are urged to refer to the annex for a complete statement concerning dissenters’ rights. The foregoing summary of such rights is qualified in its entirety by reference to that annex.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to prior receipt of certain approvals and consents (or waivers or non-objections) required to be obtained from applicable governmental and regulatory authorities. Subject to the terms of the merger agreement, Foundation Bancorp has agreed to cooperate with Pacific Continental and use its reasonable best efforts to assist Pacific Continental in obtaining all regulatory approvals necessary to consummate the transactions contemplated by the merger agreement. Under applicable law, the merger must be approved (or waived or not objected to) by the Board of Governors of the Federal Reserve System, or “Federal Reserve Board,” and the bank merger must be approved by the Federal Deposit Insurance Corporation, or “FDIC”, the Director of the Oregon Division of Finance and Corporate Securities, or “Oregon Director” and the Agency Director of the Washington State Department of Financial Institutions, or “Washington Director”.

Bank Regulatory Approvals and Notices

The transactions contemplated by the merger agreement are subject to approval (or waiver) by the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956, as amended (which we refer to as the “BHC Act”).

The merger of Foundation Bank with and into Pacific Continental Bank is subject to approval by the FDIC pursuant to the Bank Merger Act. Pacific Continental Bank submitted an application pursuant to the Bank Merger Act seeking the prior approval of the FDIC for Foundation Bank to merge with and into Pacific Continental Bank. The FDIC takes into consideration a number of factors when acting on applications under the Bank Merger Act. These factors include the financial and managerial resources (including consideration of the competence, experience, and integrity of the officers, directors, and principal shareholders) and future prospects of the combined organization. The FDIC also considers the effectiveness of the applicant in combating money laundering, and the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The FDIC may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market. In reviewing the convenience and needs of the communities to be served, the Federal Reserve and the FDIC will consider the records of performance of the relevant insured depository institutions under the Community Reinvestment Act of 1977 (which we refer to as the “CRA”). In their most recent respective CRA examinations, both Pacific Continental Bank and Foundation

Bank received an overall “satisfactory” regulatory rating. The Bank Merger Act and applicable regulations require published notice of, and the opportunity for public comment on, these applications. The FDIC takes into account the views of third party commenters, particularly on the subject of the merging parties’ service to their respective communities, and any hearing, meeting or comments provided by third parties could prolong the period during which the application is under review by the FDIC. As of the date hereof, the FDIC has approved Pacific Continental Bank’s application for Foundation Bank to merge with and into Pacific Continental Bank.

The transactions contemplated by the merger agreement are subject to approval by the Oregon Director pursuant to the Oregon Revised Statutes (“ORS”) and the Washington Director pursuant to the RCW. Pacific Continental Bank submitted an application to each of the Oregon Director and the Washington Director for Pacific Continental Bank to acquire Foundation Bank by merger. Among other things, the Oregon Director considers whether the proposed transaction conforms with the ORS and whether the proposed transaction is detrimental to the safety and soundness of the resulting Oregon state-chartered bank or the public interest. Among other things, the Washington Director will consider the identity, banking and business experience of Pacific Continental, its financial and managerial resources and future prospects, the terms and conditions of the proposed transaction, the source and amount of the funds or other consideration used or to be used in making the acquisition, and any plan or proposal to make any major change in the bank’s business or corporate structure. As of the date hereof, the Oregon Director has approved the transactions contemplated by the merger agreement, conditioned upon evidence of approval or non-objection being granted by all other regulatory agencies having jurisdiction over the transaction.

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations. Neither Pacific Continental nor Foundation Bancorp is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Pacific Continental and Foundation Bancorp have filed all of the required applications, and filed a request for a waiver from the Federal Reserve Board of its application requirements that would apply to this merger. As of the date hereof, the Federal Reserve Board has granted the requested waiver of its application requirements.

Although neither Foundation Bancorp nor Pacific Continental knows of any reason why these regulatory approvals cannot be obtained in a timely manner, Foundation Bancorp and Pacific Continental cannot be certain when or if they will be obtained. Pacific Continental and Foundation Bancorp believe that the merger does not raise significant regulatory concerns and that all requisite regulatory approvals should be obtained. However, neither Pacific Continental nor Foundation Bancorp can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, the parties’ ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of the combined company.

Voting Agreements

In connection with the merger agreement, each of Thomas Ellison, who as of the record date had the right to vote approximately [*]% of the outstanding shares of Foundation Bancorp common stock, and Castle Creek Capital, which as of the record date had the right to vote 100% of the outstanding shares of Foundation Bancorp preferred stock, agreed, subject to certain exceptions, to vote their respective shares of Foundation Bancorp common stock and Foundation Bancorp preferred stock in favor of the merger proposal. The obligations of Mr. Ellison and the obligations of Castle Creek Capital Partners V, LP, to vote in favor of the merger, terminate on the earliest to occur of (1) the effective time of the merger, (2) a change in recommendation of the Foundation Bancorp board of directors to approve the merger, or (3) termination of the merger agreement in accordance with its terms.

The voting agreements generally require that each of Mr. Ellison and Castle Creek Capital Partners V, LP, vote his or its shares (including any shares acquired after the execution of the voting agreement) in favor of the merger and against any acquisition proposal, any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Foundation Bancorp or Foundation Bank under the merger agreement or of the shareholder under the voting agreement, or any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or the fulfillment of the conditions of Pacific Continental, Pacific Continental Bank, Foundation Bancorp or Foundation Bank under the merger agreement.

Each of Mr. Ellison and Castle Creek Capital Partners V, LP, has agreed not to deposit any shares in any voting trust, grant any proxies or otherwise subject any of his or its shares to any arrangement with respect to the voting of the shares. Each of Mr. Ellison and Castle Creek Capital Partners V, LP, is also restricted from transferring or encumbering the shares, except that transfers to affiliates of the shareholder are permitted by the voting agreement.

In addition, in connection with the merger agreement, each of the directors who own shares of Foundation Bancorp common stock and certain of the officers of Foundation Bancorp and Foundation Bank individually entered into an agreement with Pacific Continental to vote their shares of Foundation Bancorp common stock in favor of the merger agreement and against any competing proposal, subject to certain exceptions. These shareholders in the aggregate held approximately [*]% of Foundation Bancorp’s outstanding common stock as of [*], 2016. For further information, see “The Merger Agreement – Voting Agreements” and “– Voting and Non-Competition Agreements.”

The foregoing description of the voting agreements and the voting and non-competition agreements is only a summary and shareholders are urged to read the form of such agreements included in this proxy statement/prospectus as Exhibits A-1 and A-2 to Annex A.

THE MERGER AGREEMENT

The following describes certain aspects of the mergers and includes a summary of certain material provisions of the merger agreement. The following description is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the mergers.

Structure of the Mergers

Each of the boards of directors of Pacific Continental Corporation, Pacific Continental Bank, Foundation Bancorp and Foundation Bank has unanimously approved the merger, and Pacific Continental Corporation, Pacific Continental Bank, Foundation Bancorp and Foundation Bank have entered into an Agreement and Plan of Merger, dated as of April 26, 2016 (which, as amended, we refer to as the “merger agreement”). Under the merger agreement, Foundation Bancorp will be merged with and into Pacific Continental Corporation (which we refer to as the “merger”), with Pacific Continental Corporation continuing as the surviving corporation. Immediately following the completion of the merger, Foundation Bancorp’s wholly owned bank subsidiary, Foundation Bank, will merge with and into Pacific Continental’s wholly owned bank subsidiary, Pacific Continental Bank (which we refer to as the “bank merger”). The mergers will occur upon closing, following the satisfaction (or waiver) of the conditions set forth in the merger agreement.

Merger Consideration

If the merger is completed, holders of Foundation Bancorp common stock (other than those exercising dissenters’ rights) may elect to receive “merger consideration” consisting of either (1) cash in an amount equal to $12.50 per share or (2) 0.7911 shares of Pacific Continental common stock for each issued and outstanding share of Foundation Bancorp common stock. The preferred stock of Foundation Bancorp will become convertible into the right to receive the merger consideration with respect to 1,500,000 shares of Foundation Bancorp common stock, together with cumulative cash dividends payable to such holders through March 25, 2020, as set forth in the charter of Foundation Bancorp. The Merger Agreement also provides that 79,000 shares of restricted stock of Foundation Bancorp granted pursuant to certain equity incentive plans shall become fully vested as of the effective time of the merger, and the holders thereof may elect to receive the merger consideration, as provided above.

Pacific Continental will not issue any fractional shares of Pacific Continental common stock in the merger. Foundation Bancorp shareholders who would otherwise be entitled to a fractional share of Pacific Continental common stock upon the completion of the merger will instead receive an amount in cash (without interest) determined by multiplying the fractional share interest to which a shareholder would otherwise be entitled by the per share cash consideration.

Pacific Continental may opt to increase the merger consideration in specific circumstances where Foundation Bancorp could otherwise terminate the merger agreement. For more information regarding these termination rights and the adjustment that may result to the merger consideration, see “– Termination of the Merger Agreement”. The cash consideration is also subject to potential adjustment as provided in the merger agreement in the event that Foundation Bancorp’s transaction expenses exceed an agreed amount. See “– Effect of Termination; Expenses; Termination Fees”.

If, prior to the closing of the mergers, Pacific Continental increases, decreases, changes into or exchanges its common stock for a different kind of shares or securities, as a result of a stock dividend, stock split, or reverse stock split or similar transaction involving the issuance of Pacific Continental common stock for which no consideration is received, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the per share stock consideration to provide the holders of shares of Foundation

Bancorp common stock, Foundation Bancorp restricted stock and shares of Foundation Bancorp preferred stock entitled to receive the merger consideration, which have converted into the stock portion of the merger consideration the same economic effect with respect to the stock portion of the merger consideration prior to such event.

Elections; Allocation

Foundation Bancorp shareholders may elect to receive either Pacific Continental common stock (a “stock election”), cash (a “cash election”), or stock with respect to 70% of such holder’s Foundation Bancorp shares and cash with respect to the remaining 30% of such holder’s shares (a “mixed election”) in the merger on an election form to be provided by the exchange agent designated by Pacific Continental to conduct the election and exchange procedures on a date which is on or about the thirtieth (30th) day prior to the anticipated effective date of the merger. A shareholder may also make no election with respect to such holder’s shares of Foundation Bancorp stock. The shares elected to be exchanged for Pacific Continental common stock are “stock election shares”, those to be exchanged for cash are “cash election shares”, those to be exchanged for 70% stock and 30% cash are “mixed election shares”, and those for which no election was made are “no-election shares”.

The exchange agent may allocate among the Foundation Bancorp shareholders the right to receive Pacific Continental common stock and cash in the merger to ensure that the aggregate cash consideration payable to the holders of Foundation Bancorp common stock in the merger will be $19,334,017.50, subject to potential adjustment as provided for in the merger agreement. To the extent that Foundation Bancorp’s transaction expenses exceed $1,200,000 on an after-tax basis (subject, for such purpose, to certain exclusions), any excess shall reduce the per share cash consideration for the transaction by the quotient of such excess divided by the total number of issued and outstanding shares of common stock of Foundation Bancorp (including that number of shares of Foundation Bancorp common stock into which the shares of Foundation Bancorp preferred stock shall be convertible). See “– Effect of Termination; Expenses; Termination Fees” for additional information regarding the potential adjustment to the per share cash consideration. Pacific Continental may opt to increase the merger consideration in specific circumstances where Foundation Bancorp could otherwise terminate the merger agreement.

If there are an insufficient number of cash election shares to result in the amount of the aggregate cash consideration discussed above, then the exchange agent may convert no-election shares (in such manner as to maximize the number of no-election shares treated as subject to a mixed election), followed by stock election shares (allocated on a pro rata basis), to cash election shares. If there is an excess of cash election shares, some may be converted to the right to receive Pacific Continental common stock, with those cash election shares subject to a mixed election converted only after no-election shares and shares electing exclusively for a cash election have been converted to stock election shares.

Treatment of Foundation Bancorp Preferred Stock

At the closing of the merger, Castle Creek Capital Partners V, LP, the holder of 100% of the issued and outstanding shares of preferred stock of Foundation will become convertible into the right to receive the merger consideration with respect to 1,500,000 shares of Foundation common stock, together with cumulative cash dividends payable in respect of such preferred stock through March 25, 2020, as set forth in the charter of Foundation Bancorp. Subject to the election and proration procedures described in this proxy statement prospectus, the holder thereof may elect to receive the per share stock consideration or the per share cash consideration, or a combination thereof, payable in the merger. In connection with the merger agreement, Castle Creek Capital has agreed, subject to certain exceptions, to vote its shares of preferred stock of Foundation in favor of the merger proposal, satisfying the vote required for the preferred stockholders to approve the merger proposal. Pursuant to its voting agreement with Pacific Continental, Castle Creek Capital Partners V, LP, has agreed to waive and not assert or perfect any dissenters’ rights or any liquidation rights that such shareholder may have by virtue of ownership of the shares in connection with the merger. The obligations of Castle Creek

Capital Partners V, LP, under the voting agreement terminate on (1) the effective time of the merger, (2) a change in recommendation of the Foundation Bancorp board of directors to approve the merger, or (3) termination of the merger agreement in accordance with its terms, whichever occurs first. Castle Creek Capital Partners V, LP, as the holder of the Foundation Bancorp preferred stock, will also receive a cumulative cash dividend at closing, which would be $4,035,938 if the closing occurred on June 30, 2016, which amount represents the total cumulative dividend payable to such preferred stockholder through March 25, 2020.

Treatment of Foundation Bancorp Restricted Stock

At the closing of the merger, each holder of a share of restricted stock awarded by Foundation Bancorp and then outstanding, whether vested or unvested, will become fully vested as of the effective time of the merger and the holder thereof may elect to receive the per share stock consideration or the per share cash consideration, or a combination thereof, payable in the merger, subject to the election and proration procedures described in this proxy statement/prospectus.

Exchange of Certificates

Simultaneously with the mailing of the election form discussed above, the exchange agent will provide each Foundation Bancorp shareholder with a letter of transmittal and instructions for surrendering each share of Foundation Bancorp common stock, Foundation Bancorp restricted stock or Foundation Bancorp preferred stock or book-entry share, as applicable, to the exchange agent in exchange for the merger consideration elected by such Foundation Bancorp shareholder.

If a certificate representing shares of Foundation Bancorp common stock, Foundation Bancorp restricted stock or Foundation Bancorp preferred stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of an affidavit of that fact by the claimant and if reasonably required by Pacific Continental or the exchange agent, the posting of a bond in such amount as Pacific Continental may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

Representations and Warranties

As is customary in agreements of this type, the merger agreement requires that Foundation Bancorp and Foundation Bank make representations and warranties relating to a number of matters, including:

•	corporate matters, including due organization and authority;

•	authorized and outstanding shares;

•	financial statements and internal controls;

•	its articles, bylaws and minute books;

•	joint ventures and subsidiaries;

•	books and records;

•	legal proceedings;

•	compliance with laws;

•	regulatory matters;

•	loans and other commitments;

•	investment securities and bank owned life insurance;

•	environmental matters;

•	absence of any material adverse effect or certain other changes;

•	regulatory approvals and absence of defaults;

•	corporate and shareholder approval of the merger agreement;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, articles of incorporation or bylaws;

•	takeover laws;

•	tax matters;

•	real property and leased personal property;

•	insurance;

•	intellectual property;

•	material contracts and agreements;

•	employee benefits matters;

•	labor and employment matters;

•	allowance for loan and lease losses;

•	repurchase agreements;

•	interests of directors and officers;

•	brokers and finders;

•	compliance with bank regulatory requirements; and

•	risk management instruments and derivative transactions.

As is customary in agreements of this type, the representations and warranties of Pacific Continental and Pacific Continental Bank are more limited and relate generally to the ability of Pacific Continental and Pacific Continental Bank to perform their responsibilities under the merger agreement, including:

•	corporate matters, including organization and authority;

•	authorized and outstanding shares;

•	financial and other reports filed with the SEC, and internal controls;

•	articles of incorporation and bylaws;

•	legal proceedings;

•	regulatory matters;

•	absence of any material adverse change;

•	regulatory approvals, and absence of defaults;

•	corporate and shareholder approval of the merger agreement;

•	brokers and finders;

•	Pacific Continental’s financial ability to fund the cash portion of the aggregate merger consideration;

•	interests of directors and others;

•	compliance with laws; and

•	tax matters.

Certain representations and warranties of Pacific Continental, Pacific Continental Bank, Foundation Bancorp and Foundation Bank are qualified as to “materiality” or “material adverse effect.”

For purposes of the merger agreement, a “material adverse effect” means, with respect to Pacific Continental or Foundation Bancorp, any circumstance, occurrence or change that (i) is material and adverse to the financial condition, results of operations, or business of Pacific Continental or Foundation Bancorp and their respective subsidiaries, taken as a whole, as the case may be, including with respect to currently pending litigation, or (ii) would impair the ability of either Pacific Continental or Foundation Bancorp, respectively, to complete the mergers and the other transactions contemplated by the merger agreement; provided, however, that a material adverse effect is not deemed to include effects arising out of, relating to, or resulting in any way from: (a) changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by governmental authorities, or other laws, rules and regulations of general applicability to companies in the industries in which Pacific Continental or Foundation Bancorp operate; (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally; (c) changes after the date of the merger agreement in economic, business, political, market or financial conditions affecting financial institutions generally; (d) any decline in the trading price of the common stock of Foundation Bancorp or Pacific Continental or a failure by Foundation Bancorp or Pacific Continental, as the case may be, to meet any published analyst estimates of revenues or earnings for any period ending on or after the date of the merger agreement and prior to the closing (provided that the exception in clause (e) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a material adverse effect); (f) after the date of the merger agreement changes in the credit markets generally, and downgrades in the credit markets generally, or adverse credit events resulting in deterioration in the credit markets generally; (g) any modifications or changes to valuation policies and practices in connection with the mergers or restructuring charges taken in connection with the mergers, each in accordance with GAAP as agreed to by the parties to the merger agreement, which agreement shall not be unreasonably withheld; or (h) the entry into or the announcement of the merger agreement or the transactions contemplated thereby or the compliance by Foundation Bancorp or Foundation Bank with the terms of the merger agreement, including without limitation, the completion of the transactions contemplated thereby; provided, further, that, with respect to clauses (a), (b), (c), and (f), such change, event, circumstance or development does not have an effect that is materially disproportionately adverse to the financial condition, results of operations, or business of Foundation Bancorp or Pacific Continental, as the case may be, compared to other companies of similar size operating in the banking markets in which Foundation Bancorp or Pacific Continental operates.

The representations, warranties and covenants contained in the merger agreement do not survive the closing.

Covenants and Agreements

Conduct of Business Prior to Closing – Foundation Bancorp and Foundation Bank

There are a number of covenants in the merger agreement restricting the conduct of Foundation Bancorp’s and Foundation Bank’s businesses prior to the closing of the merger.

Foundation Bancorp and Foundation Bank generally have agreed to conduct their businesses in the usual, regular and ordinary course consistent with past practice in all material respects and to use commercially reasonable efforts to maintain and preserve its business and to take no action that is intended to or would reasonably be expected to materially and adversely affect or materially delay the ability of Foundation Bancorp or Pacific Continental to obtain necessary regulatory approvals, perform its covenants under the merger agreement or consummate the transactions contemplated thereby.

In addition, Foundation Bancorp and Foundation Bank have agreed to refrain from certain actions without Pacific Continental’s prior written consent, including (among others):

•	amendment of their charter documents,

•	payment of dividends (other than required dividends on the Foundation Bancorp preferred stock),

•	the issuance, sale or grant of stock or any other securities, salary increases or payment of bonuses (except as required by employee benefit plans and consistent with past practice, bonuses under existing compensation arrangements and certain agreed-upon retention incentives, merit increases, and annual incentive awards),

•	making any capital expenditure in excess of $50,000 in any one case or $100,000 in the aggregate, and

•	making, committing to make or acquiring any pool of loans or a series of loans or commitments over $1,000,000 to any person or group of related persons, or renewing or materially modifying any existing loan over $2,000,000 to any person or group of related persons.

Conduct of Business Prior to Closing – Pacific Continental and Pacific Continental Bank

There are a number of covenants in the merger agreement restricting the conduct of Pacific Continental’s and Pacific Continental Bank’s businesses prior to the closing of the merger.

Pacific Continental and Pacific Continental Bank generally have agreed to conduct their businesses in the ordinary course in substantially the manner conducted prior to the date of the merger agreement and in accordance with sound business and banking practices.

In addition, Pacific Continental and Pacific Continental Bank have agreed to refrain from certain actions without Foundation Bancorp’s prior written consent, including (among others):

•	acquiring any shares of capital stock,

•	payment of dividends,

•	issue shares of any class of stock of Pacific Continental, except pursuant to any existing equity incentive plan, and

•	creating any class of stock.

Non-Solicitation

Subject to the exceptions summarized below, Foundation Bancorp has agreed not to initiate or solicit or participate in discussions or negotiations with any other party with respect to a competing acquisition proposal, or to enter into any agreement relating to any such proposal, unless Foundation Bancorp receives an unsolicited bona fide proposal that the board of directors determines in good faith and after consultation with its outside legal counsel and its independent financial advisors constitutes, or is reasonably likely to constitute, a proposal that is more favorable to its shareholders than the merger (a “superior proposal”), and as to which the Foundation Bancorp Board has also determined in good faith, and based on the advice of its outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties. The merger agreement defines “acquisition proposal” as any proposal or offer with respect to the following involving Foundation Bancorp or Foundation Bank: (1) any merger, consolidation, share exchange, business combination or similar transaction; (2) any sale, lease, exchange, pledge, transfer or other disposition of 15% or more of either of their respective consolidated assets in a single transaction or series of transactions; (3) any tender offer or exchange offer for, or other acquisition of, 15% or more of the outstanding shares of either of their respective capital stock; or (4) any public announcement of a proposal, plan or intention to do any of the foregoing, or any agreement to engage in any of the foregoing, other than the mergers provided for in the merger agreement. In order to be a “superior proposal”, the phrase “15% or more” in the merger agreement definition of “acquisition proposal” is replaced by the phrase “50% or more”.

Foundation Bancorp, before shareholder approval of the merger agreement, is permitted to, following receipt of an unsolicited bona fide acquisition proposal that the board of directors determines in good faith and after consultation with its outside legal counsel and its independent financial advisors constitutes, or is reasonably likely to constitute, a superior proposal, (1) provide confidential information or data to the party making the acquisition proposal and its representatives under the terms of a confidentiality agreement at least as favorable to Foundation Bancorp as those contained in the confidentiality agreement between Foundation Bancorp and Pacific Continental, and (2) engage in negotiations or have discussions regarding the acquisition proposal.

Foundation Bancorp is required to advise Pacific Continental within two business days after receipt of any acquisition proposal of the receipt of any such acquisition proposal and the material terms of such proposal or inquiry and keep Pacific Continental reasonably and promptly informed of the status and details of any such proposal or inquiry. In the merger agreement, Foundation Bancorp also agreed to immediately cease any existing activities, discussions or negotiations with any other parties as of the date of the merger agreement.

Indemnification and Continuation of Director and Officer Liability Coverage

Indemnification. After the effective time of the merger, Pacific Continental will indemnify each officer and director of Foundation Bancorp and Foundation Bank against all losses, damages and expenses in connection with any claim, action, suit, proceeding or investigation, based in whole or in part or arising out of or pertaining to the fact that he or she is or was a director, officer or employee of Foundation Bancorp or Foundation Bank or (ii) the merger agreement, the merger or any of the other transactions contemplated by the merger agreement. Any rights to indemnification provided for under the organizational documents and bylaws of Foundation Bancorp and Foundation Bank, as in effect as of the date of the merger agreement, will survive the merger and be honored by Pacific Continental in accordance with their terms for a period of six years following the closing.

D&O Tail Coverage. Prior to the effective time of the merger, Foundation Bancorp (or after the effective time of the merger, Pacific Continental) will obtain directors’ and officers’ “tail” liability insurance for a period of six years following the effective time of the merger, with benefits and levels of coverage at least as favorable as Foundation Bancorp’s existing policies and with premium payments of no more than $[*]. If Foundation Bancorp and Pacific Continental fail to obtain “tail” insurance policies as of the effective time of the merger, Pacific Continental, as the surviving corporation, will maintain the directors’ and officers’ insurance in effect as of the date of the merger agreement for a period of six years with benefits and levels of coverage at least as favorable as provided in Foundation Bancorp’s existing policies, except that Pacific Continental will not be required to pay an annual premium amount in excess of 300% of the annual premiums currently paid by Foundation Bancorp.

Employee and Benefit Plan Matters

Termination of Benefit Plans. Prior to the effective time of the merger, Foundation Bancorp will take all actions necessary to terminate the Foundation Bancorp Long Term Equity Incentive Plan and the Foundation Bancorp 401(k) Plan. In addition, before the effective time of the merger, Foundation and its subsidiaries are required, at the direction of Pacific Continental Bank, to take all actions necessary to terminate, cease benefit accruals, cause the continuation of any employee benefit plans, or facilitate the merger of any Foundation employee benefit plan (each, a “Foundation plan”) into any employee benefit plan maintained by Pacific Continental Bank.

Employee Eligibility for PCB Benefit Plans. Employees of Foundation and its subsidiaries who accept offers of employment with Pacific Continental Bank (“continuing employees”) will be employed subject to the same terms, conditions and policies that apply to similarly situated Pacific Continental Bank employees.

Eligibility, Vesting and Benefit Accruals. Pacific Continental Bank will recognize continuing employees’ years of service with Foundation and its subsidiaries for purposes of determining eligibility and benefit accruals under the employee welfare benefit plans of Pacific Continental Bank and entitlement to severance benefits, vacation benefits and sick leave. Pacific Continental Bank will recognize continuing employees’ years of service with Foundation and its subsidiaries for purposes of determining eligibility and vesting (but not benefit accruals under) under Pacific Continental Bank’s 401(k) Plan (except to the extent such credit would result in a duplication of benefits or a greater benefit may otherwise be provided in written employment contracts). Pacific Continental Bank will take all necessary actions to allow the former participants in Foundation’s 401(k) plan who become eligible to participate in Pacific Continental Bank’s 401(k) plan to participate in the plan and make rollover contributions.

Waiver of Waiting Periods and Other Limitations. Pacific Continental Bank will use commercially reasonable efforts to amend its medical, dental and other welfare plans and procedures so that continuing employees and their eligible dependents who are no longer covered by Foundation Bancorp’s employee welfare benefit plans will not be required to satisfy any deductible, out-of-pocket maximum or similar requirements under the medical, dental and other welfare plans maintained by Pacific Continental Bank to the extent of amounts previously credited for such purposes under the corresponding Foundation Bancorp welfare plans, and to waive any waiting periods, pre-existing condition exclusions or limitations and requirements to show evidence of good health contained in such Pacific Continental Bank welfare plans (except to the extent any such waiting period, pre-existing condition exclusion or limitation, or requirement to show evidence of good health applied under the corresponding the Foundation Bancorp welfare plan in which the participant participated or was otherwise eligible to participate).

Severance Payments; Termination of Continuing Employees. At the effective time of the merger, except with respect to officers or employees of Foundation Bancorp with employment or other written agreements that provide for greater severance, Pacific Continental will pay to those employees of Foundation Bancorp who are not continuing employees an amount of severance pay in cash equal to two week’s salary for each year of service with Foundation Bancorp, subject to a minimum severance pay amount of four weeks’ salary. Except as otherwise provided with respect to individuals with employment or other written agreements that provide for severance payments, continuing employees who by reason of the merger become employees of Pacific Continental Bank and are thereafter terminated other than for cause will (i) if such termination occurs within the first six months after the effective date of the merger, be provided severance benefits commensurate with those provided to Foundation Bancorp employees terminated prior to the effective date, or (ii) if such termination occurs thereafter, be provided with severance benefits by Pacific Continental bank based on Pacific Continental Bank’s severance policy.

Change in Control Payments. After the effective time of the merger, Pacific Continental Corporation will make the change in control payments provided for in written employment agreements entered into between Foundation Bancorp and certain officers of Foundation Bancorp prior to the date of the merger agreement, regardless of whether such officers will continue as employees of Pacific Continental Corporation. See “The Merger – Interests of Foundation Bancorp’s Directors and Officers in the Merger – Change in Control Payments”.

Conditions to Completion of the Merger

Mutual Conditions to Closing

The obligations of the parties to consummate the transactions contemplated by the merger agreement are subject to the satisfaction, on or before the effective time of the merger, of certain conditions.

These mutual conditions to closing include:

•	obtaining the approval of the principal terms of the merger by the requisite vote of the shareholders of Foundation Bancorp;

•	the absence of any law, judgment or order that would enjoin or otherwise prohibit or make illegal the consummation of the merger;

•	the receipt of all required governmental consents, orders, waivers and approvals, as described under “The Merger – Regulatory Approvals Required for the Merger” on page 60;

•	the effectiveness of the registration statement to register the shares of Pacific Continental common stock to be issued in the merger, of which this proxy statement/prospectus is a part; and

•	the approval for quotation on Nasdaq of the shares of Pacific Continental common stock to be issued in the merger.

Conditions to the Obligations of Pacific Continental and Pacific Continental Bank

The obligations of Pacific Continental and Pacific Continental Bank to effect the transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following conditions:

•	Representations and Warranties; Covenants. The representations and warranties of Foundation Bancorp and Foundation Bank shall be true and correct as of the date of the merger agreement and as of the effective time of the merger, except as would not reasonably be expected to have a material adverse effect on Foundation Bancorp and its subsidiaries, taken as a whole, subject to certain exceptions, and Foundation Bancorp shall have performed in all material respects all obligations required to be performed on its part, and shall have complied in all material respects with all covenants required to be complied with at or before the effective time of the merger;

•	Financial Statements; Total Shareholders’ Equity. At least five (5) business days prior to the effective time of the merger, Foundation Bancorp shall have provided Pacific Continental with Foundation Bancorp’s consolidated financial statements as of the close of business on the last day of the month prior to the effective time of the merger, At the close of business on the last day of the month preceding the effective time of the merger, Foundation Bancorp must have total shareholders’ equity, as reflected on its financial statements, of not less than $46,128,000. At March 31, 2016, Foundation Bancorp had total shareholders’ equity of $46.8 million;

•	Dissenting Shareholders. The holders of not more than 10% of the issued and outstanding shares of Foundation Bancorp common stock shall have demanded or be entitled to demand payment of the fair value of their shares under applicable provisions of Washington law, as described under “The Merger – Dissenters’ Rights of Foundation Bancorp Shareholders” on page 57;

•	Fairness Opinion. Foundation Bancorp shall have received a fairness opinion from Keefe, Bruyette & Woods to the Foundation Bancorp board (which fairness opinion has already been received), and the fairness opinion shall not have been modified or withdrawn (see “The Merger – Opinion of Foundation Bancorp’s Financial Advisor” on page 42;

•	Voting Agreements; Voting and Non-Competition Agreements. The Voting Agreements and the Voting and Non-Competition Agreements shall not have been amended or rescinded and shall remain in full force and effect immediately prior to the effective time of the merger. See “The Merger Agreement – Voting Agreements” and “– Voting and Non-Competition Agreements”.

Conditions to the Obligations of Foundation Bancorp and Foundation Bank

The obligations of Foundation Bancorp and Foundation Bank to effect the transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following conditions:

•	Representations and Warranties; Covenants. The representations and warranties of Pacific Continental Bancorp and Pacific Continental Bank shall be true and correct as of the date of the merger agreement and as of the effective time of the merger, except as would not reasonably be expected to have a material adverse effect on Pacific Continental and its subsidiaries, taken as a whole, subject to certain exceptions, and Pacific Continental shall have performed in all material respects all obligations required to be performed on its part, and shall have complied in all material respects with all covenants required to be complied with at or before the effective time of the merger;

•	Fairness Opinion; Tax Opinion. Foundation Bancorp shall have received a fairness opinion from Keefe, Bruyette & Woods to the Foundation Bancorp board (which fairness opinion has already been received), and it shall not have been modified or withdrawn (see “The Merger – Opinion of Foundation Bancorp’s Financial Advisor” on page 42). Foundation Bancorp shall also have received a written opinion of Sidley Austin LLP substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

•	Assumption of Trust Preferred. Pacific Continental shall have executed and delivered, subject to the effectiveness of the merger, all documents required to be executed by Pacific Continental to assume all of Foundation Bancorp’s obligations under the indenture pursuant to which Foundation Bancorp has issued subordinated debentures.

Closing and Effective Time of the Merger

Closing Date. The closing of the merger shall occur within ten days following the satisfaction or waiver of the conditions to closing described above, or at such other time as the parties may agree.

Outside Date. Either party may terminate the merger agreement by a majority vote of its respective board of directors if the merger has not become effective by April 30, 2017 (or such later date as shall have been agreed to in writing by the parties), except to the extent that the failure of the merger to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate in violation of its obligations under the merger agreement.

Amendment of the Merger Agreement

The merger agreement permits the amendment or modification of the merger agreement, either before or after approval by the holders of Foundation Bancorp common stock, by an agreement in writing among the parties and upon approval of their respective boards of directors, except to the extent that shareholder approval is required under applicable law. Pacific Continental has the right, without amendment of the merger agreement but with the prior written consent of Foundation Bancorp, to restructure the form of the transactions contemplated if necessary for regulatory or other good business or tax reason, provided any such change to the transaction structure would not adversely affect the form, amount or nature of the merger consideration payable to Foundation Bancorp’s shareholders under the merger agreement, materially impede or delay consummation of the merger or jeopardize or materially delay receipt of any regulatory consent, order, waiver or approval required to consummate the merger.

Termination of the Merger Agreement

The merger agreement may be terminated:

•	by the mutual written consent of Foundation Bancorp and Pacific Continental;

•	by either Foundation Bancorp or Pacific Continental, by majority vote of its respective board of directors and notice to the other party, if the merger has not become effective by April 30, 2017;

•	by Pacific Continental or Foundation Bancorp, in the event of a material breach of any representation, warranty, covenant or agreement which cannot or has not been cured within 30 days of written notice from the non-breaching party, and where the breach would allow the non-breaching party to terminate the agreement and the terminating party is not in material breach of the merger agreement;

•

by Foundation Bancorp, prior to, but not after, the approval of the merger agreement by the Foundation Bancorp shareholders, if: (i) Foundation Bancorp is not in material breach of the merger agreement; (ii) Foundation Bancorp receives an unsolicited bona fide acquisition proposal that is not withdrawn and the Foundation Bancorp board of directors determines in good faith constitutes a superior proposal; (iii) the Foundation Bancorp board determines in good faith (after consultation with outside legal counsel and independent financial advisors) that failure to accept the superior proposal would be more likely than not inconsistent with its fiduciary obligations; (iv) Foundation Bancorp provides Pacific Continental prior written notice at least three business days prior to terminating the merger agreement, which notice states that the Foundation Bancorp board has received a superior proposal and, absent any revision to the terms and conditions of the merger agreement, the Foundation Bancorp board has determined to terminate the merger agreement; (v) during this three business day period, Foundation Bancorp negotiates in good faith with Pacific Continental (to the extent Pacific Continental wishes to negotiate) to enable Pacific Continental to make an improved offer such that the acquisition proposal at issue would cease to constitute a superior proposal; (vi) at the end of this three business day period (or such earlier time that Pacific Continental advises Foundation Bancorp that it no longer wishes to negotiate to amend the merger agreement), the Foundation Bancorp board, after taking into account any modification to the terms of the merger agreement and the merger proposed by Pacific Continental, continues to believe that the acquisition proposal constitutes a superior proposal and Foundation Bancorp enters into a definitive agreement for such superior proposal; and (vii) Foundation Bancorp, prior to termination of the merger agreement, pays the applicable termination fee to Pacific Continental (see “– Effect of Termination; Expenses; Termination Fees”);

•	by either party, if any statute, rule, regulation, judgment, decree, injunction or other order permanently restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable (whether before or after the approval of the merger by the shareholders of Foundation Bancorp);

•	by either party, if the Foundation Bancorp shareholders fail to approve the merger agreement; or

•	by Pacific Continental, if the Foundation Bancorp board (i) submits the merger agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; (ii) otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation; or (iii) recommends to its shareholders a superior proposal.

Effect of Termination; Expenses; Termination Fees

The merger agreement generally provides that all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement (including the costs and expense of printing and mailing this proxy statement/prospectus) shall be paid for by the party incurring such expense.

If, however, the merger agreement is terminated by Pacific Continental in the event of a material breach by Foundation Bancorp of any representation, warranty or covenant which is not cured, or if the board of directors of Foundation Bancorp submits the merger agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval, otherwise withdraws or materially and adversely modifies its recommendation or recommends to its shareholders a superior proposal, the merger agreement provides for Foundation Bancorp to pay to Pacific Continental the sum of $1,000,000.

If the merger agreement is terminated by Foundation Bancorp prior to its obtaining shareholder approval of the merger proposal in order to enter into a definitive acquisition agreement with respect to a superior proposal, the merger agreement provides for Foundation Bancorp to pay to Pacific Continental the sum of $1,000,000. In such circumstances, or in the event the merger agreement is terminated by either party due to Foundation Bancorp’s shareholders not having approved the merger agreement, and Foundation Bancorp publicly announces a proposal, plan or intention to enter into an agreement to engage in an acquisition proposal prior to twelve (12) months from the date of termination, and such acquisition proposal had been proposed prior to the date of the special meeting, then Foundation Bancorp is required to pay to Pacific Continental a termination fee of $2,000,000 (reduced by the amounts paid or payable, as provided above).

If the merger agreement is terminated by Foundation Bancorp in the event of a material breach by Pacific Continental of any representation, warranty or covenant which is not cured, the merger agreement provides for Pacific Continental to pay to Foundation Bancorp the sum of $2,000,000.

If either party fails to promptly pay these fees and, in order to obtain such payment, the party entitled to the fee must commence a court action which results in a judgment against the party responsible for making such payments, the party who must pay the fee shall pay to the party owed the fee its costs and expenses (including attorneys’ fees and expenses), and interest on the amount owed at a rate per year equal to the prime rate plus 300 basis points.

Notwithstanding the foregoing, neither Foundation Bancorp nor Pacific Continental shall be relieved or released from any liabilities or damages arising out of its knowing and willful breach of any provision of this Agreement.

The merger agreement provides that each party shall pay its respective transaction expenses, including expenses related to legal, accounting and advisory services. To the extent that Foundation Bancorp’s transaction expenses exceed $1,200,000 on an after-tax basis (subject, for such purpose, to certain exclusions described below), any excess shall reduce the per share cash consideration for the transaction by the quotient of such excess divided by the total number of shares of issued and outstanding shares of common stock of Foundation Bancorp (including that number of shares of Foundation Bancorp common stock into which the Foundation Bancorp preferred stock shall be convertible). Exclusions from the calculation of Foundation Bancorp’s transaction expenses include, among other items, retention, severance or change in control payments made to employees of Foundation Bancorp or any Foundation Bancorp subsidiary, the acceleration of unvested Foundation Bancorp restricted stock, the required payment of the cumulative cash dividend to the holders of the Foundation Bancorp preferred stock through March 25, 2020, as set forth in the charter of Foundation Bancorp, and the cost of the “tail” directors’ and officers’ insurance policy.

Voting Agreements

The form of voting agreement is an exhibit to the merger agreement which is attached to this proxy statement/prospectus as Annex A. This summary of the terms and conditions of the voting agreements is qualified by reference to the form of voting agreement included in this proxy statement/prospectus.

Pacific Continental required, as a condition to its willingness to enter into the merger agreement, that Thomas Ellison and Castle Creek Capital Partners V, LP, effective as of the date of the merger agreement, enter into a voting agreement contemporaneously with the signing of the merger agreement. In connection with the merger agreement, Mr. Ellison, who as of the record date had the right to vote approximately [*]% of the outstanding shares of Foundation Bancorp common stock and Castle Creek Capital Partners V, LP, which as of the record date had the right to vote 100% of the outstanding shares of Foundation Bancorp preferred stock, agreed, subject to certain exceptions, to vote their respective shares of Foundation Bancorp common stock and Foundation Bancorp preferred stock in favor of the merger proposal. The obligations of such shareholders to vote in favor of the merger terminate in the event that the merger agreement is terminated for any reason in accordance with its terms, without the merger having been consummated, or a change of recommendation of the Foundation Bancorp board of directors to approve the merger.

The voting agreement generally requires each of Mr. Ellison and Castle Creek Capital Partners V, LP, to vote their respective shares of Foundation Bancorp common stock or Foundation Bancorp preferred stock (including any shares acquired after the execution of the voting agreement) in favor of the merger and against any acquisition proposal, or any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Foundation Bancorp or Foundation Bank under the merger agreement or of the shareholder under the voting agreement, or any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or the fulfillment of Pacific Continental’s or Foundation Bancorp’s conditions under the merger agreement.

Each of Mr. Ellison and Castle Creek Capital Partners V, LP, has agreed not to deposit its shares of Foundation Bancorp common stock or Foundation Bancorp preferred stock in any voting trust, grant proxies or otherwise make any arrangement with respect to the voting of the shares, and each shareholder is restricted from transferring or encumbering the shares, except that transfers to affiliated entities is permitted by the voting agreement.

Mr. Ellison has agreed not to assert or to perfect any rights of appraisal or rights to dissent from the merger that such shareholder may have by virtue of ownership of the shares.

Pursuant to its voting agreement with Pacific Continental, Castle Creek Capital Partners V, LP, has agreed to waive and not assert or perfect any dissenters’ rights or any liquidation rights that such shareholder may have by virtue of ownership of the shares in connection with the merger. Castle Creek Capital Partners V, LP, as the holder of the Foundation Bancorp preferred stock, will also receive a cumulative cash dividend at closing, which would be $4,035,938 if the closing occurred on June 30, 2016.

The voting agreement provides for specific performance in the event of a breach.

Voting and Non-Competition Agreements

The form of voting and non-competition agreement is an exhibit to the merger agreement which is attached to this proxy statement/prospectus as Annex A. This summary of the terms and conditions of the voting and non-competition agreements is qualified by reference to the form of voting and non-competition agreement included in this proxy statement/prospectus.

Pacific Continental required, as a condition to its willingness to enter into the merger agreement, that each of the directors and certain of the officers of Foundation Bancorp and Foundation Bank, effective as of the date of the merger agreement, enter into the voting and non-competition agreement contemporaneously with the signing of the merger agreement. In connection with the merger agreement, each of the directors who own shares of Foundation Bancorp common stock and certain of the officers of Foundation Bancorp and Foundation Bank individually entered into an agreement with Pacific Continental to vote their shares of Foundation Bancorp common stock in favor of the merger agreement and against any competing proposal, subject to certain exceptions. These shareholders held, in the aggregate, approximately [*]% of Foundation Bancorp’s outstanding common stock as of [*], 2016.

The term of the voting and non-competition agreements is generally two years unless the merger agreement is earlier terminated in accordance with its terms prior to completion of the merger or there is a change in the recommendation of the Foundation Bancorp board of directors to approve the merger. Certain Foundation Bancorp officers are already subject to non-competition covenants in their existing employment agreements with Foundation Bancorp.

Non-Competition. Pursuant to the voting and non-competition agreement and subject to certain limited exceptions for individual directors and with respect to Castle Creek Capital Partners V, LP, and its affiliates, each Foundation Bancorp director and certain of the officers of Foundation Bancorp and Foundation Bank has agreed not to, directly or indirectly, become a director, officer, employee, shareholder, principal, agent, consultant, advisor or independent contractor of, or render any services to, (a) any federal or state-chartered bank, insured depository institution, trust company, credit union, industrial bank, industrial loan company, savings bank, savings and loan association, or parent holding company of any such institution or company, which has a branch office, loan production office or other office or facility in the State of Washington, or (b) any other entity whose business in the State of Washington competes with the depository, lending or other business activities of Foundation Bancorp or Pacific Continental or their respective subsidiaries or affiliates (each such business, a “competing business”).

Non-Solicitation. The voting and non-competition agreement also require each director and certain of the officers of Foundation Bancorp and Foundation Bank to agree not to solicit, entice, influence, divert or otherwise contact any current or future customer or assist anyone in the solicitation, enticement, influencing, diversion or contacting of any customer, for the purpose of causing, encouraging, or attempting to cause or encourage such customer to divert its current, ongoing or future business from Foundation Bancorp or Pacific Continental, to reduce or refrain from doing any business with Pacific Continental or its subsidiaries or affiliates, or to transact business with any other entity that is a competing business. Additionally, a director may not employ or assist in employing any employee to perform services for any competing business. Notwithstanding the foregoing, these restrictions on customer non-solicitation do not apply to general solicitations of banking services, contacts initiated by a customer, contacts initiated by a customer or by a director with respect to a customer who has terminated his or her banking relationship with Foundation Bancorp or Pacific Continental, or any portfolio companies of Castle Creek Capital Partners V, LP, or any of its affiliates. Each Foundation Bancorp director and certain of the officers of Foundation Bancorp and Foundation Bank has also agreed not to solicit any employee to leave his or her employment with Foundation Bancorp or Pacific Continental or their respective subsidiaries or affiliates. These restrictions on employee non-solicitation do not apply to general solicitations of employment through employment advertisements, contacts initiated by an employee, or contacts initiated by an employee or by a director following termination of the employee’s employment relationship with Foundation Bancorp or Pacific Continental. Each director and certain of the officers of Foundation Bancorp and Foundation Bank has also agreed not to make any oral or written statement, comment or other communication (electronic or otherwise) that impugns, disparages or maligns the reputation, ethics, competency, morality or qualifications of Foundation Bancorp or Pacific Continental or any of their affiliates, subsidiaries, current or former directors, officers, or employees. Foundation Bancorp officers who are covered by an employment agreement with Foundation Bancorp are already subject to non-solicitation covenants in their employment agreements. Such officers are not permitted to solicit either customers or employees of Foundation Bancorp or Foundation Bank for a period of one year following the executive officer’s date of separation from service from Foundation Bancorp or Foundation Bank or both.

Confidentiality; Proprietary Information. The voting and non-competition agreements also include restrictions on the use and disclosure of proprietary information (including customer lists and other documents relating to the business of Foundation Bancorp), subject to customary exceptions for disclosures required under applicable law or in connection with any administrative, regulatory or judicial proceedings, or if such information was independently developed, or is voluntarily disclosed to the public by Pacific Continental.

Voting. Pursuant to the voting and non-competition agreements, each Foundation Bancorp director who owns shares of Foundation Bancorp common stock and certain officers of Foundation Bancorp and Foundation Bank who are shareholders of Foundation Bancorp have generally agreed, in his or her individual capacity, subject to certain exceptions, to vote his or her shares in favor of the merger and against any acquisition proposal, and any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Foundation Bancorp or Foundation Bank under the merger agreement or of the director or executive officer under the voting and non-competition agreement, or any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or the fulfillment of Pacific Continental’s or Foundation Bancorp’s conditions under the merger agreement.

Specific Performance. The voting and non-competition agreement provides for a remedy of specific performance in the event of a material breach.

ACCOUNTING TREATMENT

In accordance with current accounting guidance, the merger will be accounted for using the acquisition method. The result of this is that (1) the recorded assets and liabilities of Pacific Continental will be carried forward at their recorded amounts, (2) Pacific Continental’s historical operating results will be unchanged for the prior periods being reported on and (3) the assets and liabilities of Foundation Bancorp will be adjusted to fair value at the date Pacific Continental assumes control of the combined entities (the “merger date”). In addition, all identifiable intangibles will be recorded at fair value and included as part of the net assets acquired. The amount by which the purchase price, consisting of the value of cash and shares of Pacific Continental common stock to be issued to former Foundation Bancorp shareholders and former holders of Foundation Bancorp restricted stock, exceeds the fair value of the net assets of Foundation Bancorp at the merger date will be reported as goodwill. Goodwill is not amortized and will be evaluated for impairment at least annually. Definite-lived identified intangibles will be amortized over their estimated lives. The operating results of Foundation Bancorp will be included in the operating results of Pacific Continental from the merger date forward.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion sets forth the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Foundation Bancorp common stock that exchange their shares of Foundation Bancorp common stock for shares of Pacific Continental common stock and cash in the merger. This discussion does not address any aspect of U.S. taxation other than U.S. federal income taxation, is not a complete analysis or listing of all potential U.S. federal income tax considerations with respect to the transactions or subsequent ownership and disposition of shares of Pacific Continental common stock received in the merger, and does not address all tax considerations that may be relevant to a holder of Foundation Bancorp common stock in light of its particular circumstances. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or foreign tax consequences of the merger. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those Foundation Bancorp common shareholders that hold their shares of Foundation Bancorp common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and assumes that the merger and the other transactions contemplated by the merger agreement will be completed in accordance with the merger agreement and as further described in this proxy statement/prospectus. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank, insurance company or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an entity or arrangement treated for U.S. federal income tax purposes as a partnership, an S corporation or other pass-through entity (or an investor in such an entity or arrangement);

•	a mutual fund, regulated investment company or real estate investment trust;

•	a personal holding company;

•	a dealer or broker in stocks and securities or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Foundation Bancorp common stock subject to alternative minimum provisions of the Code

•	a holder of Foundation Bancorp common stock that received shares through the exercise of an employee stock option, an RSU, through a tax qualified retirement plan or otherwise as compensation (including any Foundation Bancorp restricted stock);

•	a person that is not a U.S. holder (as defined below);

•	a U.S. holder (as defined below) that has a functional currency other than the U.S. dollar;

•	a “controlled foreign corporation,” “passive foreign investment company,” or corporation that accumulates earnings to avoid U.S. federal income tax;

•	a holder of Foundation Bancorp common stock that holds Foundation Bancorp common stock as part of a hedge, straddle, constructive sale, conversion or other risk or reduction strategy or integrated transaction;

•	a holder of Foundation Bancorp common stock that exercises dissenters’ rights;

•	a retirement plan or account;

•	a cooperative;

•	a U.S. expatriate; or

•	a holder of Foundation Bancorp preferred stock.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Foundation Bancorp common stock that is for U.S. federal income tax purposes

•	an individual citizen or resident of the United States;

•	a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	(3) a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person ; or

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The U.S. federal income tax consequences with respect to holders of Foundation Bancorp preferred stock will generally depend, at least in part, upon facts and circumstances that are particular to such holders (and such owners of any such holder that is a pass-through entity). Holders of Foundation Bancorp preferred stock should consult their own tax advisors.

The U.S. federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes and that holds Foundation Bancorp common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Foundation Bancorp common stock should consult their own tax advisors.

This discussion is based, and the tax opinion referred to in the following paragraphs will be based, upon the provisions of the Code, applicable Treasury Regulations, published positions of the Internal Revenue Service (the “IRS”), judicial decisions and other applicable authorities, as in effect on the date of the registration statement on Form S-4 of which this proxy statement/prospectus is a part or the date of the tax opinion, as the case may be. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes or interpretations could apply retroactively, will not affect the accuracy of this discussion or the statements or conclusions set forth in the tax opinion referred to in the following paragraphs. No rulings have been or will be sought from the IRS concerning the tax consequences of the merger. The tax opinion of counsel to be received in connection with the merger will not be binding on the IRS or any court. As such, there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the merger described in this discussion or the tax opinion of counsel, or that any such contrary position would not be sustained.

Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Foundation Bancorp or Pacific Continental. You are strongly urged to consult with your own tax advisors regarding the tax consequences of the merger to you, including the effects of U.S. federal, state and local, foreign and other tax laws.

Pacific Continental and Foundation Bancorp have structured the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Foundation Bancorp and Foundation Bank to complete the merger is conditioned upon the receipt of an opinion from Sidley Austin LLP, counsel to

Foundation Bancorp, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion, Sidley Austin LLP may require and rely upon representations and covenants, including those contained in certificates of officers of Pacific Continental, Foundation Bancorp and others, reasonably satisfactory in form and substance to such counsel. This opinion will not be binding on the IRS or the courts. Pacific Continental and Foundation Bancorp have not requested and do not intend to request any ruling from the IRS as to the United States federal income tax consequences of the merger.

Assuming that the merger is completed according to the terms of the merger agreement and based upon facts, factual representations and assumptions contained in certificates of officers of Pacific Continental and Foundation Bancorp, all of which must continue to be true and accurate in all material respects through the effective time of the merger and must be repeated in updated certificates executed as of such effective time, and subject to the applicability as of such effective time of the assumptions, qualifications and limitations contained in this “Material United States Federal Income Tax Consequences of the Merger” section of this proxy statement/prospectus and in their respective federal income tax opinions filed herewith, it is the opinion of each of Sidley Austin LLP, counsel to Foundation Bancorp, and Pillsbury Winthrop Shaw Pittman LLP, counsel to Pacific Continental, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Based solely on the information, and subject to the assumptions, qualifications and limitations set forth herein and in their respective federal income tax opinions filed herewith, this discussion of the material U.S. federal income tax consequences of the merger, to the extent such discussion expresses conclusions as to the application of U.S. federal income tax law, constitutes the opinions of Sidley Austin, LLP, counsel to Foundation Bancorp, and Pillsbury Winthrop Shaw Pittman LLP, counsel to Pacific Continental.

Tax Consequences of the Merger Generally

The following discussion expressly assumes that the transaction will be consummated in accordance with the provisions of the merger agreement and as described in this proxy statement/prospectus, and no transaction or condition described therein and affecting this opinion (including the opinion conditions described in the previous paragraph) will be waived by any party. Thus, upon exchanging your Foundation Bancorp common stock for Pacific Continental common stock and cash, you generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of a fractional share which is discussed below) and the fair market value of the Pacific Continental common stock received pursuant to the merger over your adjusted tax basis in your shares of Foundation Bancorp common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share).

If you acquired different blocks of Foundation Bancorp common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined.

Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, your holding period with respect to the Foundation Bancorp common stock surrendered exceeds one year. Long-term capital gain of certain non-corporate U.S. holders of Foundation Bancorp common stock, including individuals, is generally taxed at preferential rates. In some cases, if a holder actually or constructively owns Pacific Continental common stock other than Pacific Continental common stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution under the tests set forth in Section 302 of the Code, in which case such gain could be treated as dividend income to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, holders of Foundation Bancorp common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

The aggregate tax basis in the shares of Pacific Continental common stock that you receive in the merger, including any fractional share interests deemed received and sold as described below, will equal your aggregate adjusted tax basis in the Foundation Bancorp common stock you surrender, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized by you (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange. Your holding period for the shares of Pacific Continental common stock that you receive in the merger (including a fractional share interest deemed received and sold as described below) will include your holding period for the shares of Foundation Bancorp common stock that you surrender in the exchange.

Cash In Lieu of a Fractional Share

If you receive cash in lieu of a fractional share of Pacific Continental common stock, you will be treated as having received the fractional share of Pacific Continental common stock pursuant to the merger and then as having sold that fractional share of Pacific Continental common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to your fractional share of Pacific Continental common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the Foundation Bancorp common stock surrendered therefor is greater than one year. The deductibility of capital losses is subject to limitations.

Additional Tax on Net Investment Income

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% additional tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally will include dividend income and net gain recognized with respect to a disposition of shares of Foundation Bancorp common stock pursuant to the merger, unless such dividend income or net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, please consult your tax advisors regarding the applicability of the additional tax on net investment income with respect to your disposition of shares of Foundation Bancorp common stock pursuant to the merger.

Information Reporting and Backup Withholding

If you are a non-corporate holder of Foundation Bancorp common stock you may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you provide proof of an applicable exemption or you furnish your taxpayer identification number, and otherwise comply with all applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

A U.S. holder of Foundation Bancorp common stock who receives Pacific Continental common stock as a result of the merger will be required to retain records pertaining to the merger. This summary of material U.S. federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

COMPARISON OF SHAREHOLDER RIGHTS

Foundation Bancorp is incorporated under the laws of the State of Washington, and the rights of the shareholders of Foundation Bancorp are governed by the laws of the State of Washington, Foundation Bancorp’s articles of incorporation, as amended (the Foundation Bancorp Articles), and its bylaws (the Foundation Bancorp Bylaws). As a result of the merger, Foundation Bancorp shareholders who receive shares of Pacific Continental common stock will become Pacific Continental shareholders.

Pacific Continental is incorporated under the laws of the State of Oregon, and the rights of Pacific Continental shareholders are governed by the laws of the State of Oregon, as well as by Pacific Continental’s second amended and restated articles of incorporation (the Pacific Continental Articles) and its amended and restated bylaws (the Pacific Continental Bylaws). Thus, following the merger, the rights of Foundation Bancorp shareholders who become Pacific Continental shareholders in the merger will no longer be governed by the Foundation Bancorp Articles and Bylaws and instead will be governed by the Pacific Continental Articles and Bylaws.

Set forth below is a summary comparison of material differences between the rights of Foundation Bancorp shareholders under the Foundation Bancorp Articles and the Foundation Bancorp Bylaws (left column), and the rights of Foundation Bancorp shareholders under the Pacific Continental Articles and Pacific Continental Bylaws (right column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents. For more complete information, you should read the full text of the Foundation Bancorp Articles and Bylaws, the Pacific Continental Articles and Bylaws, and the relevant sections of the RCW and the ORS. To find out where you can obtain these documents, see “Where You Can Find More Information”.

Foundation Bancorp	Pacific Continental
Authorized Capital Stock

The Foundation Bancorp Articles authorize the issuance of up to 26,000,000 shares of capital stock, consisting of: (i) 20,000,000 shares of common stock, (ii) 5,000,000 shares of non-voting common stock, par value $1.00 per share, of which 2,000,000 shares are designated Non-Voting Common Stock, Series A, par value $1.00 per share and (iii) 1,000,000 shares of preferred stock. As of April 26, 2016, there were 3,655,738 shares of common stock and 15,000 shares of preferred stock issued and outstanding. Also at that date, 213,455 shares of Foundation Bancorp common stock were reserved for issuance under Foundation Bancorp’s stock plan.	The Pacific Continental Articles authorize the issuance of up to 50,000,000 shares of common stock and 20,000 shares of preferred stock, each without par value. As of April 26, 2016, there were 19,621,652 shares of common stock and no shares of preferred stock issued and outstanding. 663,976 shares of Pacific Continental common stock are reserved for issuance upon exercise of outstanding stock options, RSUs and stock appreciation rights.

Shareholder Proposals and Nominations

Under the Foundation Bancorp Articles, to properly nominate a nominee for election to the board of directors, a shareholder must deliver written notice of the proposal not less than 60 calendar days in advance of the anniversary of the date of the last meeting of shareholders called for the election of directors.

Each notice must set forth:

•       the name, age, business address and, if known, residence address of each nominee proposed;

•       the principal occupation or employment of each nominee;

Under the Pacific Continental Bylaws, to properly place any action on the agenda for an annual meeting, a shareholder must deliver written notice of the proposal not less than 120 calendar days in advance of the anniversary of the date on which Pacific Continental’s proxy statement was mailed to shareholders for the preceding year’s annual meeting.

Each notice must set forth:

•       a brief description of the business desired to be brought before the meeting;

Foundation Bancorp	Pacific Continental

•       the number of shares of stock of Foundation Bancorp which are beneficially owned by each nominee; and

•       such other information as would be required by the Federal Securities Laws and the Rules and Regulations promulgated thereunder.

•       the name and address, as they appear on the Pacific Continental’s books, of the shareholder proposing such business;

•       the class and number of shares of Pacific Continental stock which are owned beneficially by the shareholder;

•       any material interest of the shareholder in such business; and

•       any other information that is required to be provided by the shareholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended in such shareholder’s capacity as a proponent of a shareholder proposal.

Special Meetings of Shareholders; Notice; Quorum; Voting

Special meetings of shareholders may be called at any time by the President, Foundation Bancorp board of directors, or by shareholders of record holding shares with at least 25% of the votes entitled to be cast on any matter proposed to be considered at the special meeting.

Special meetings of shareholders may be called by the chairman, chief executive officer, president, by a majority of the Pacific Continental board of directors, or by the holders of not less than 10% of the outstanding capital stock of Pacific Continental.

The Foundation Bancorp Bylaws provide that written notice stating the place, date and time of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered not less than ten and no more than 60 days before the date of the meeting, either personally or by mail, by the secretary at the direction of the person or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.	The Pacific Continental Bylaws provide that written notice stating the place, date and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered not less than ten and no more than 60 days before the date of the meeting, either personally, by mail, electronic transmission or other legally authorized method of delivery, by or at the direction of the chief executive officer, the president, the secretary, the Pacific Continental board of directors or the persons calling the meeting, to each shareholder of record entitled to vote at the meeting. No business other than that stated in the notice of the meeting may be transacted at any special meeting.

Under the Foundation Bancorp Bylaws, a majority of shares entitled to vote on a matter constitutes a quorum.	Under the Pacific Continental Bylaws, a majority of the shares entitled to vote constitutes a quorum for the transaction of business at any shareholders’ meeting. If a person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened, the shares held by that person or represented by a proxy given to that person will not be included for purposes of determining whether a quorum is present. The persons present at a duly organized meeting may continue to transact

Foundation Bancorp	Pacific Continental
business until adjournment, notwithstanding the withdrawal of enough persons to leave less than a quorum.

An action before the Foundation Bancorp shareholders is considered approved if the votes cast in favor of the action exceed the votes cast in opposition, unless the vote of a greater number is required by Washington law or the Foundation Bancorp Articles, except that, in the case of the election of directors, a plurality of votes cast by shares entitled to vote is sufficient to elect such directors.

An action before Pacific Continental’s shareholders is considered approved if the votes cast in favor of the action exceed the votes cast in opposition, unless the vote of a greater number is required by Oregon law or the Pacific Continental Articles, except that, in the case of the election of directors, a plurality of votes cast by shares entitled to vote is sufficient to elect such directors.

At their annual meeting on April 25, 2016, Pacific Continental’s shareholders approved an amendment to the Pacific Continental Articles implementing a majority voting standard in uncontested director elections (i.e., elections in which the number of nominees does not exceed the number of directors to be elected). This change is to be effective for director elections beginning at Pacific Continental’s next annual meeting.

Voting Rights in Extraordinary Transactions

In addition to the provisions described below in “Anti-Takeover Provisions and Other Shareholder Protections,” Washington law requires that a plan of merger be approved by two-thirds of votes entitled to be cast by shareholders.

Under the Foundation Bancorp Articles, the vote of the holders of a majority of the shares of Foundation Bancorp preferred stock is necessary to effect any merger or consolidation of Foundation Bancorp with or into any other corporation.

In addition to the provisions described below in “Anti-Takeover Provisions and Other Shareholder Protections,” Oregon law requires that a plan of merger be approved by a majority of votes entitled to be cast by shareholders.

Dissenters’ Rights

Under Washington law, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

•       a plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger, or the articles of incorporation, and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary and the plan of merger provided for the merger of the subsidiary with its parent;

Under Oregon law, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares only in the event of, any of the following corporate acts (unless the shares were registered on a national securities exchange on the record date for the meeting of shareholders at which the corporate action giving rise to dissenters’ rights is to be approved or, in certain cases, on the effective date of the merger or if the articles of incorporation provide otherwise):

•       consummation of a plan of merger to which the corporation is a party if shareholder approval is

Foundation Bancorp	Pacific Continental

•       a plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

•       a sale or exchange, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

•       an amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation;

•       any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

•       a plan of entity conversion in the case of a conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (i) the shareholder was entitled to vote on the plan; and (ii) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion.

required and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent;

•       consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

•       consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, unless the sale is pursuant to a court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds will be distributed to shareholders within one year;

•       an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it (a) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities or (b) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Oregon law;

•       any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

•       conversion to a non-corporate business entity.

Anti-Takeover Provisions and Other Shareholder Protections

The Washington Business Corporation Act contains provisions intended to deter or prevent the hostile takeover of Washington corporations and foreign corporations that have substantial economic ties to Washington. The anti-takeover statute generally prohibits a target corporation from engaging in certain significant business transactions with an acquiring	In addition, Oregon law prohibits, except under certain circumstances, a “business combination” (defined broadly to include mergers or consolidations, certain sales, sales of assets, liquidation or dissolution, and other specified transactions) between a corporation and an “interested shareholder” (defined generally as a

Foundation Bancorp	Pacific Continental

person for a period of five years, unless (i) the significant business transaction is approved prior to the acquiring person’s share acquisition time by a majority of the members of the board of directors or (ii) at or subsequent to the acquiring person’s share acquisition time, the significant business transaction is approved by a majority of the members of the board of directors of the target corporation and approved at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting shares, except for those shares that are beneficially owned by or under the voting control of the acquiring person. A significant business transaction includes, for example, a merger or consolidation of the target corporation with the acquiring person, the substantial sale of the target corporation’s assets to the acquiring person, the termination of 5 percent or more of the Washington employees of the target corporation, and the liquidation or dissolution of a target corporation proposed by the acquiring person.

person or group that directly or indirectly controls, or has the right to control, the voting or disposition of 15% or more of outstanding voting stock) within three years of the shareholder becoming an interested shareholder.

A business combination between a corporation and an interested shareholder is prohibited unless (1) prior to the date the person became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested shareholder, (2) upon consummation of the transaction that resulted in the person becoming an interested shareholder, that person owns at least 85% of the corporation’s voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (3) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least two-thirds of the outstanding voting stock not owned by the interested shareholder.

The Oregon Control Share Act, codified at ORS Sections 60.801 through 60.816, restricts a shareholder’s ability to vote shares of stock acquired in certain transactions not approved by the board of directors that cause the acquiring person to gain control of a voting position exceeding one-fifth, one-third, or one-half of the votes entitled to be cast in an election of directors. Shares acquired in a control share acquisition have no voting rights except as authorized by a vote of the shareholders. If the acquiror’s control shares are allowed to have voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised fair value of their shares, which may not be less than the highest price paid per share by the acquiror for the control shares.

Foundation Bancorp	Pacific Continental
Amendment of Articles of Incorporation and Bylaws

Under Washington law, an amendment to the articles of incorporation is generally approved if, approved by the board of directors and two-thirds of the shareholders entitled to vote on the amendment.

Under Washington law, a corporation’s board of directors may amend or repeal the corporation’s bylaws unless the corporation’s articles of incorporation or Washington law reserves the power to amend the bylaws exclusively to the shareholders in whole or in part, or the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. A corporation’s shareholders may also amend or repeal the bylaws.

The Foundation Bancorp Bylaws may be altered, amended or repealed and any new bylaws may be adopted by the affirmative vote of 60% of the board of directors or by the affirmative vote of holders of a majority of shares entitled to vote and present, in person or by proxy, at the next meeting of shareholders following such action.

Under Oregon law, an amendment to the articles of incorporation is generally approved if, upon approval by the board of directors and referral to the shareholders, a quorum exists and the votes cast favoring the amendment exceed the votes cast opposing the amendment, unless the amendment would create dissenters’ rights, in which case a majority of the votes entitled to be cast on the amendment is required to approve the amendment.

Under Oregon law, a corporation’s board of directors may amend or repeal the corporation’s bylaws unless the corporation’s articles of incorporation or Oregon law reserves the power to amend the bylaws exclusively to the shareholders in whole or in part, or the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. A corporation’s shareholders may also amend or repeal the bylaws. The Pacific Continental Bylaws are consistent with the statutory requirements.

The Pacific Continental Bylaws may be altered, amended or repealed by a majority vote of the board of directors at any regular meeting of the board of directors or any special meeting called for that purpose.

Number of Directors; Term; Classes

The Foundation Bancorp Articles and the Foundation Bancorp Bylaws provide that the number of directors will not be fewer than five nor more than twenty, with the exact number determined from time to time by majority vote of the Foundation Bancorp board of directors. The Foundation Bancorp board currently has eight directors.

The Foundation Bancorp board is divided into three classes, as nearly equal in number as possible, with each class standing for election every third year and each director serving a three-year term.

The Pacific Continental Articles and the Pacific Continental Bylaws provide that the number of directors will not be fewer than six nor more than fifteen directors, with the exact number determined from time to time by resolution of the Pacific Continental board. The Pacific Continental Board currently has eleven directors.

The Pacific Continental board is not divided into classes and directors each serve a one-year term.

Removal of Directors

Washington law provides that the shareholders of a corporation may remove directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. A director may be removed only if the number of votes cast to remove the	The rights of the shareholders of Pacific Continental are subject to similar provisions of Oregon law regarding removal of directors as the rights of the shareholders of Foundation Bancorp, and the Pacific Continental Articles and Bylaws do not contain

Foundation Bancorp	Pacific Continental

director exceeds the number of votes cast not to remove the director and only at a meeting called for the purpose of removing one or more directors. The meeting notice must state that the purpose or one of the purposes, of the meeting is removal of the director. The Foundation Bancorp Articles and Foundation Bancorp Bylaws do not contain additional provisions relating to the removal of directors.	additional provisions relating to the removal of directors.

Filling Vacancies on the Board of Directors

Washington law provides generally that vacancies on a board of directors, including vacancies resulting from an increase in the number of directors may be filled by the shareholders or the board of directors of the corporation (and if the directors remaining in office constitute fewer than a quorum of the board, by the affirmative vote of a majority of all the directors remaining in office).

The Foundation Bancorp Bylaws provide that vacancies may be filled by the affirmative vote of sixty (60%) of the remaining directors of the Foundation Bancorp board.

Subject to Oregon law, vacancies on the Pacific Continental board may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, at a meeting of the Pacific Continental board after the vacancy occurs. Each director so elected and approved will hold office until the next shareholder meeting at which directors are elected and until such director’s qualified successor is elected and accepts office.

Limitation of Directors’ and Officers’ Liability

Washington law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that such provisions shall not eliminate or limit the liability of a director for (1) acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director; (2) any unlawful distribution; or (3) any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.	The rights of the shareholders of Pacific Continental are subject to similar provisions of Oregon law regarding limitations of director and officer liability as the rights of the shareholders of Foundation Bancorp.

The Foundation Bancorp Articles restate this standard and provide that, to the greatest extent permissible by law, no director shall be personally liable to Foundation Bancorp or its shareholders for monetary damages.	The Pacific Continental Articles provide that no current or former director will be personally liable to Pacific Continental or its shareholders for monetary damages unless a court having jurisdiction, and from which there is no further right to appeal, determines that such director’s or former director’s acts or omissions involve intentional misconduct or a knowing violation of law, participation in any transaction from which the person will personally receive a benefit in money, property, or services to which the person is not legally entitled, an unlawful distribution under the Oregon Bank Act, and conduct for which the person is adjudged liable to Pacific Continental.

Foundation Bancorp	Pacific Continental

The Pacific Continental Articles provide similar limitations of liability for outside directors of subsidiaries of which at least 80% of the voting interests are held beneficially by Pacific Continental for suits brought directly by Pacific Continental as a shareholder of such subsidiary or derivatively on behalf of such subsidiary (or by any Pacific Continental shareholder double-derivatively on behalf of Pacific Continental and such subsidiary).

Indemnification of Directors and Officers

Under Washington law, a corporation may indemnify a director for actions taken in good faith and which the director reasonably believed to be in the best interests of the corporation. In the case of a criminal proceeding, the director must not have had any reasonable cause to believe the conduct was unlawful. A director may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was found liable to the corporation, or a proceeding in which the director was found to have improperly received a personal benefit. Washington law further provides for mandatory indemnification of officers and directors for reasonable expenses incurred when the indemnified party is wholly successful in the defense of the proceeding. A corporation may indemnify officers to the same extent as directors.	The rights of the shareholders of Pacific Continental are subject to similar provisions of Oregon law regarding indemnification of directors and officers as the rights of the shareholders of Foundation Bancorp.

The Foundation Bancorp Bylaws grant a right to indemnification to any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the company, discussed below) by reason of or arising from the fact that the person is or was a director or officer of Foundation Bancorp or one of its subsidiaries, or is or was serving at the request of Foundation Bancorp as a director, officer, partner, trustee, partner, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against all losses, claims, damages, liabilities, reasonable expenses (including attorneys’ fees), judgments, fines, penalties, excise taxes assessed with respect to any employee benefit plan and amounts paid in settlement actually and reasonably incurred therewith.

The Pacific Continental Articles grant a right to indemnification to any person who is, or is threatened to be made, a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, and whether by or in the right of Pacific Continental or its shareholders or by any other party, by reason of the fact that the person:

(1) is or was a director of Pacific Continental;

(2) is or was simultaneously both an officer and director of Pacific Continental;

(3) while not principally employed by Pacific Continental or any subsidiary at least 80% of which is controlled by Pacific Continental, is or was a director or manager of an at least 80% controlled subsidiary of Pacific Continental; or

(4) for any person identified in (1) through (3) above, was or is serving at the request of Pacific Continental or any subsidiary at least 80% of which is controlled by Pacific Continental as a director, officer, manager,

Foundation Bancorp	Pacific Continental

partner, trustee, employee, or agent of another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, or other enterprise, or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of Pacific Continental or of any employer in which it has an ownership interest, against judgments, penalties or penalty taxes, fines, settlements (even if paid or payable to Pacific Continental or its shareholders or to an at least 80% controlled subsidiary of Pacific Continental) and reasonable expenses, including attorneys’ fees, actually incurred in connection with such action, suit or proceeding unless the liability and expenses were on account of conduct determined by a court having jurisdiction and from which there is no further right to appeal to involve acts or omissions involving intentional misconduct or a knowing violation of law, participation in any transaction from which the person will personally receive a benefit in money, property, or services to which the person is not legally entitled, an unlawful distribution under the Oregon Bank Act, and conduct for which the person is adjudged liable to Pacific Continental.

The Foundation Bancorp Articles grant an indemnification right to directors for personal liability to Foundation, except for acts or omissions that involve intentional misconduct or a knowing violation of law by the director, unpermitted distributions to shareholders or loans to directors, or any transaction from which the director will personally receive a benefit it money, property or services to which the director is not legally entitled.	The Pacific Continental Articles provide that reasonable expenses, including attorneys’ fees, incurred in connection with an action, suit or proceeding in which the individual is entitled to indemnification will be paid or reimbursed by Pacific Continental, upon request of such person, in advance of the final disposition of such action, suit or proceeding upon receipt by the corporation of a written, unsecured promise by the person to repay such amount if a court having jurisdiction and from which there is no further right of appeal has determined that the person is not eligible for indemnification. All expenses incurred by such person in connection with such action, suit or proceeding will be considered reasonable unless a court having jurisdiction, and from which there is no further right of appeal, has determined that the are unreasonable.

Notwithstanding the standards of conduct outlined above, a person successfully defending any action, suit or proceeding is entitled to actually and reasonably incurred expenses (including attorneys’ fees).

As a condition to indemnification, written notification to Foundation Bancorp must be provided promptly after a

Notwithstanding the indemnification provisions above, the Pacific Continental Articles provide that Pacific Continental will not indemnify any person for expenses incurred as a result of (1) any breach of the director’s duty of loyalty to Pacific Continental or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a

Foundation Bancorp	Pacific Continental

person is named in an action, suit or proceeding for which they are eligible for indemnification.

knowing violation of law; (3) any unlawful distribution; or (4) any transaction from which the director derived an improper personal benefit.

Notwithstanding the indemnification provisions above, Pacific Continental will provide indemnification and advancement of expenses in connection with either an administrative proceeding or a civil action instituted by a federal banking agency to the extent permitted, and in the manner prescribed by the state or federal laws or regulations applicable to Pacific Continental, or any formal policies adopted by a regulatory agency having jurisdiction over Pacific Continental.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Pacific Continental common stock is listed on the Nasdaq Global Select market under the symbol “PCBK,” and Foundation Bancorp’s stock is traded over the counter under the OTCBB trading symbol “FNDB”. The following table sets forth the high and low reported closing sale prices per share of Pacific Continental common stock and Foundation Bancorp common stock, and the cash dividends declared per share for the periods indicated.

	Pacific Continental Common Stock			Foundation Bancorp Common Stock
	High	Low	Dividend	High	Low	Dividend
2013
First Quarter	$11.51	$9.61	$0.16	$5.00	$4.25	$—
Second Quarter	11.80	10.10	0.14	$7.25	$6.00	—
Third Quarter	13.69	11.79	0.21	$6.60	$6.01	—
Fourth Quarter	16.27	12.54	0.22	$7.90	$6.50	—
2014
First Quarter	16.02	13.32	0.20	$8.79	$7.16	—
Second Quarter	14.81	13.07	0.21	$7.75	$7.28	—
Third Quarter	14.18	12.85	0.13	$8.70	$7.70	—
Fourth Quarter	14.48	12.83	0.15	$9.25	$8.25	—
2015
First Quarter	13.81	12.64	0.10	$9.50	$9.00	—
Second Quarter	13.95	12.74	0.10	$10.00	$9.00	—
Third Quarter	13.63	12.63	0.11	$9.03	$8.85	—
Fourth Quarter	16.11	13.10	0.11	$9.89	$8.95	—
2016
First Quarter	16.39	13.78	0.11	$10.10	$9.52	—
Second Quarter	16.84	14.76	0.11	12.75	9.95	—
Third Quarter (through July [*], 2016)

On April 26, 2016, the last full trading day before the public announcement of the merger agreement, the closing sale price of shares of Pacific Continental common stock as reported on the Nasdaq Global Select Market was $16.74. On July [*], 2016, the last trading day before the date of this proxy statement/prospectus, the closing sale price of shares of Pacific Continental common stock as reported on the Nasdaq Global Select Market was $[*].

On April 26, 2016, the last full trading day before the public announcement of the merger agreement, the closing sale price of shares of Foundation Bancorp common stock on the OTCBB over the counter market was $10.15. On July [*], 2016, the last trading day before the date of this proxy statement/prospectus, the closing sale price of shares of Foundation Bancorp common stock on the OTCBB over the counter market was $[*].

As of July [*], 2016, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information for Pacific Continental and Foundation Bancorp, respectively, there were approximately [*] registered holders of Pacific Continental common stock and approximately [*] registered holders of Foundation Bancorp common stock and one registered holder of Foundation Bancorp preferred stock.

The following table shows the closing sale prices of Pacific Continental common stock and Foundation Bancorp common stock as reported on the Nasdaq Global Select Market and over the counter, respectively, on April 26, 2016, the last full trading day before the public announcement of the merger agreement, and on July [*], 2016, the last trading day before the date of this proxy statement/prospectus. The following table also shows the approximate implied value of the per share stock consideration issuable for each share of Foundation Bancorp common stock, which we calculated by multiplying the closing price of Pacific Continental common stock on those dates by the exchange ratio of 0.7911.

	Pacific Continental Common Stock		Foundation Bancorp Common Stock		Implied Value of Merger Consideration for One Share of Foundation Bancorp Common Stock (1)
April 26, 2016		$16.74		$10.15		$13.24
July [*], 2016	$		$		$

(1)	Includes the shares of restricted stock of Foundation Bancorp and Foundation Bancorp preferred stock on an as-converted basis.

Foundation Bancorp shareholders are advised to obtain current market quotations for Pacific Continental common stock and Foundation Bancorp common stock. The market price of Pacific Continental common stock and Foundation Bancorp common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Pacific Continental common stock or Foundation Bancorp common stock before or after the effective date of the merger. Changes in the market price of Pacific Continental common stock prior to the completion of the merger will affect the market value of the stock consideration that Foundation Bancorp shareholders will receive upon completion of the merger.

SECURITY OWNERSHIP OF FOUNDATION BANCORP DIRECTORS, EXECUTIVE

OFFICERS AND CERTAIN BENEFICIAL OWNERS OF FOUNDATION BANCORP

The following table sets forth the number of shares of Foundation Bancorp’s common stock beneficially owned, as of June 30, 2016, by each person known to be the beneficial owner of 5% or more of the outstanding shares of Foundation Bancorp common stock, by each director of Foundation Bancorp or Foundation Bank, by each executive officer of Foundation Bancorp, and by the current directors and executive officers of Foundation Bancorp as a group.

	Shares of Foundation Bancorp Common Stock Beneficially Owned(1)		Percent of Common Stock(2)

5% or Greater Owners

Thomas Ellison	794,916	(3)	20.0

Castle Creek Capital Partners V, LP	393,300	(4)	9.9

H. Martin Smith III	275,480	(5)	6.9

E. Ronald Cohn	231,512	(6)(7)	5.8

Directors and Executive Officers

Duane C. Woods	3,250		*
Randy Cloes	21,068		*
Richard Deglman	10,933		*
Jocelyn Lane	2,000	(8)	*
E. Ronald Cohn	231,512	(6)(7)	5.8
Jamie Colbourne	49,148	(9)	1.2
Paul Ellingson	60,945		1.5
Louis H. Mills	31,868		*
Robert J. Pfau	42,603		1.1
Tony Scavuzzo	—		—
H. Martin Smith III	275,480	(5)	6.9
All directors and executive officers as a group (11 persons)	728,807		18.3

*	Less than 1%.
(1)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Foundation Bancorp common stock over which he, she or it has voting or investment power and of which he, she or it has the right to acquire beneficial ownership within sixty (60) days after June 30, 2016. As used herein, “voting power” includes the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares. Shares subject to outstanding stock grants, which vest within sixty (60) days of June 30, 2016, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class of stock owned by such individual or any group including such individual only. Beneficial ownership may be disclaimed as to certain of the securities.
(2)	Based on total shares of Foundation Bancorp common stock outstanding at June 30, 2016 and shares of Foundation Bancorp common stock over which a person has the right to acquire beneficial ownership within sixty (60) days of June 30, 2016 of 3,973,179.
(3)	Shares jointly owned with his spouse.
(4)

Castle Creek Capital Partners V, L.P. (“Fund V”), located at 6051 El Tordo, Rancho Santa Fe, CA 92067, owns 15,000 shares of Series A Preferred Stock of Foundation Bancorp, which are convertible by Fund V into up to 9.9% of the outstanding common stock of Foundation Bancorp. As of June 30, 2016, Fund V’s shares of Series A Preferred Stock of Foundation Bancorp were convertible by Fund V into up to 393,300 shares of Foundation Bancorp common stock. John Eggemeyer, Mark Merlo, Mike Thomas and John Pietrzak are managing principals of Castle Creek Capital V LLC, which is the sole general partner of Fund V, and may be deemed to have voting and/or investment control of the securities held by Fund V. Mr. Eggemeyer, Mr. Merlo, Mr. Thomas and Mr. Pietrzak disclaim beneficial ownership of the securities held by Fund V except to the extent of their respective pecuniary interests therein.
(5)	Under applicable securities laws, as a member of H Martin Smith Family LLC, located at 919 109th Avenue NE, Suite 1001, Bellevue, WA 98004, Mr. H. Martin Smith III may be deemed to be the beneficial owner of the 250 shares of Foundation Bancorp common stock held by H Martin Smith Family LLC as of June 30, 2016.
(6)	Under applicable securities laws, as the general partner of DRC71499, LP, located at 814 2nd Avenue, Suite 300, Seattle, WA 98104, Mr. E. Ronald Cohn may be deemed to be the beneficial owner of the 87,130 shares held by DRC71499, LP as of June 30, 2016.
(7)	Under applicable securities laws, as the Chairman of Consolidated Restaurants, Inc., located at 814 2nd Avenue, Suite 300, Seattle, WA 98104, Mr. Cohn may be deemed to be the beneficial owner of the 71,429 shares held by Consolidated Restaurants, Inc. as of June 30, 2016.
(8)	Includes 2,000 shares issuable pursuant to stock grants vesting within 60 days of June 30, 2016.
(9)	Under applicable securities laws, as the owner of Colstock Holding Company, located at 2212 Fairview Avenue East, Seattle, WA 2nd Avenue, Suite 300, Seattle, WA 98102, Mr. Jamie Colbourne may be deemed to be the beneficial owner of the 11,768 shares held by DRC71499, LP as of June 30, 2016.

LEGAL MATTERS

The validity of the Pacific Continental common stock to be issued in connection with the merger will be passed upon for Pacific Continental, as to matters governed by the federal law of the United States, by Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California, and, as to matters governed by the laws of the State of Oregon, by White, Summers, Caffee & James, LLP, Portland, Oregon. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Pacific Continental by Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California, and for Foundation Bancorp by Sidley Austin LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Pacific Continental Corporation and its subsidiary as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, have been incorporated by reference herein in the proxy statement/prospectus which is part of this Registration Statement, in reliance upon the report of Moss Adams LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Pacific Continental has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the issuance of the shares of Pacific Continental common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Pacific Continental in addition to being a proxy statement for Foundation Bancorp shareholders. The registration statement, including this proxy statement/prospectus and the attached annexes and exhibits, contains additional relevant information about Pacific Continental and Pacific Continental common stock.

Pacific Continental also files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, such as Pacific Continental, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Pacific Continental with the SEC are also available, at no cost, at Pacific Continental’s website at www.therightbank.com, or by contacting Pacific Continental at the address and telephone number set forth below.

The web addresses of the SEC and Pacific Continental are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

As permitted by SEC rules, this proxy statement/prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. The SEC allows Pacific Continental to incorporate by reference information in this proxy statement/prospectus. This means that Pacific Continental can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus and later information that Pacific Continental files with the SEC.

This proxy statement/prospectus incorporates by reference the documents listed below that Pacific Continental previously filed with the SEC. They contain important information about Pacific Continental and its financial condition.

Pacific Continental SEC Filings (SEC File No. 000-30106)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2015

Proxy Statement on Schedule 14A, as amended	Filed on March 15, 2016

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2016

Current Reports on Form 8-K or 8-K/A	Filed on January 20, April 20, April 27, April 28, April 29, May 26, June 3, June 20, June 27, and July 20, 2016 (other than those portions of the documents deemed to be furnished and not filed)

Description of Pacific Continental’s common stock contained in a registration statement filed under the Exchange Act	The description of Pacific Continental’s common stock contained in its Current Report on Form 8-K, filed with the SEC on September 3, 2009, including any amendment or report filed for the purpose of updating such description.

In addition, Pacific Continental also incorporates by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Foundation Bancorp special meeting, provided that Pacific Continental is not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, Pacific Continental has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Pacific Continental, and Foundation Bancorp has supplied all information contained or incorporated by reference relating to Foundation Bancorp.

You can obtain any of the documents incorporated by reference from the SEC. Documents incorporated by reference are also available from Pacific Continental without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Pacific Continental at the following address and phone number:

Pacific Continental

111 West 7th Avenue

Eugene, OR 97401

Attention: Investor Relations;

Telephone: (503) 268-6675

Foundation Bancorp shareholders requesting documents must do so by [*], 2016, to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Pacific Continental, Pacific Continental will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

Foundation Bancorp does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Neither Pacific Continental nor Foundation Bancorp has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Foundation Bancorp shareholders nor the issuance of Pacific Continental common stock in the merger shall create any implication to the contrary.

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

PACIFIC CONTINENTAL CORPORATION,

PACIFIC CONTINENTAL BANK,

FOUNDATION BANCORP

and FOUNDATION BANK

Dated as of April 26, 2016, as amended as of May 25, 2016

1.	DEFINED TERMS		A-2

2.	MERGER		A-10

	2.1	The Merger	A-10
	2.2	Exchange Procedures	A-14
	2.3	Dissenters’ Shares	A-16
	2.4	The Bank Merger	A-17

3.	DISCLOSURE SCHEDULES		A-17

4.	REPRESENTATIONS AND WARRANTIES OF FOUNDATION BANCORP AND THE BANK		A-17

	4.1	Organization, Standing and Authority	A-17
	4.2	Authorized and Outstanding Stock and Other Rights	A-18
	4.3	Financial Statements; Internal Controls	A-19
	4.4	Articles of Incorporation, Bylaws	A-21
	4.5	No Holding Company or Joint Ventures; Subsidiaries	A-21
	4.6	Books and Records	A-21
	4.7	Legal Proceedings	A-21
	4.8	Compliance with Laws	A-22
	4.9	Regulatory Matters	A-23
	4.10	Loans	A-23
	4.11	Commitments	A-24
	4.12	Investment Securities; BOLI	A-24
	4.13	Environmental Matters	A-24
	4.14	No Material Adverse Effect; Other Changes	A-25
	4.15	Regulatory Approvals; No Defaults	A-25
	4.16	Corporate and Shareholder Approval of Agreement, Binding Obligations	A-26
	4.17	Takeover Laws	A-26
	4.18	Tax Matters	A-26
	4.19	Real Property, Leased Personal Property	A-28
	4.20	Insurance	A-29
	4.21	Intellectual Property	A-29
	4.22	Material Contracts and Agreements; Defaults	A-30
	4.23	Employee Benefits	A-32
	4.24	Labor and Employment Matters	A-33
	4.25	Allowance for Loan and Lease Losses	A-35
	4.26	Repurchase Agreements	A-35
	4.27	Interests of Directors and Others	A-35
	4.28	Brokers and Finders	A-35
	4.29	Bank Secrecy Act; Anti-Money Laundering and OFAC and Customer Information; Patriot Act; Transactions with Affiliates	A-36
	4.30	Risk Management Instruments	A-36
	4.31	Derivative Transactions	A-37
	4.32	No Additional Representations	A-37

5.	REPRESENTATIONS AND WARRANTIES OF PCC AND PCB		A-37

	5.1	Organization, Standing and Authority	A-37
	5.2	Authorized and Outstanding Stock and Other Rights	A-38
	5.3	Financial Reports and Securities Documents; Internal Controls	A-38
	5.4	Articles of Incorporation and Bylaws	A-39
	5.5	Legal Proceedings	A-40

A-i

	5.6	Regulatory Matters	A-40
	5.7	Material Adverse Effect	A-40
	5.8	Regulatory Approvals; No Defaults	A-40
	5.9	Corporate and Shareholder Approval of Agreement; Binding Obligations	A-41
	5.10	Brokers and Finders	A-41
	5.11	Financial Ability	A-41
	5.12	Interests of Directors and Others	A-41
	5.13	Compliance with Laws	A-41
	5.14	Tax Matters	A-42
	5.15	No Additional Representations.	A-42

6.	COVENANTS OF FOUNDATION BANCORP AND THE FOUNDATION BANCORP SUBSIDIARIES		A-42

	6.1	Conduct of Business of Foundation Bancorp Prior to the Effective Time	A-42
	6.2	Forbearances of Foundation Bancorp and the Foundation Bancorp Subsidiaries; Adverse Actions	A-43
	6.3	No Solicitation	A-46
	6.4	Takeover Laws and Provisions	A-47
	6.5	Shareholder Approval	A-47
	6.6	Consents and Regulatory Matters	A-47
	6.7	Reports, Financial Statements and Additional Information	A-48
	6.8	Taxes	A-48
	6.9	Rights of Access	A-49
	6.10	Updating and Correcting Information Foundation Bancorp Disclosure Schedule	A-50
	6.11	Other Actions	A-50

7.	COVENANTS OF PCC		A-50

	7.1	Conduct of Business of PCC Prior to the Effective Time	A-50
	7.2	Forbearances of PCC and the PCC Subsidiaries; Adverse Actions	A-50
	7.3	Registration Statement; Blue Sky Filings; Nasdaq Listing	A-51
	7.4	Consents and Regulatory Matters	A-52
	7.5	Updating and Correcting Information	A-52
	7.6	Other Actions	A-52
	7.7	Employee Matters	A-53
	7.8	Indemnification of Directors and Officers; D&O Insurance	A-55
	7.9	Trust Preferred Securities	A-57

8.	CONDITIONS PRECEDENT		A-57

	8.1	Conditions to Each Party’s Obligation	A-57
	8.2	Conditions to Obligations of PCC and PCB.	A-57
	8.3	Conditions to Obligations of Foundation Bancorp and the Bank.	A-59

9.	CLOSING		A-60

10.	TERMINATION		A-60

	10.1	Procedure for Termination	A-60
	10.2	Effect of Termination	A-61
	10.3	Documents	A-62

11.	MISCELLANEOUS PROVISIONS		A-62

	11.1	Amendment or Modification	A-62
	11.2	Public Statements	A-62

A-ii

11.3	Confidentiality	A-62
11.4	Waivers and Extensions	A-62
11.5	Expenses	A-63
11.6	Binding Effect, No Assignment	A-63
11.7	Representations and Warranties	A-63
11.8	Specific Performance	A-63
11.9	No Benefit to Third Parties	A-63
11.10	Notices	A-64
11.11	Governing Law	A-64
11.12	Entire Agreement	A-65
11.13	Headings	A-65
11.14	Counterparts	A-65
11.15	Material Adverse Effect	A-65
11.16	Tax Treatment	A-65
11.17	Survival	A-66

Exhibit D –	Certificate of Vice Chairman and Interim Chief Executive Officer and Chief Financial Officer of Foundation Bancorp
Exhibit E –	Certificate of President and Chief Financial Officer of PCC

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger is entered into effective as of the 26th day of April, 2016 (this “Agreement”), by and among Pacific Continental Corporation (“PCC”), Pacific Continental Bank (“PCB”), Foundation Bancorp (“Foundation Bancorp”), and Foundation Bank (the “Bank”).

RECITALS:

A. PCC is an Oregon corporation and bank holding company with its principal office in Eugene, Oregon.

B. PCB is an Oregon state-chartered bank with its principal office in Eugene, Oregon, and is a wholly-owned subsidiary of PCC.

C. Foundation Bancorp is a Washington corporation and bank holding company with its principal office in Bellevue, Washington.

D. The Bank is a Washington state-chartered bank, with its principal office in Bellevue, Washington, and is a wholly-owned subsidiary of Foundation Bancorp.

E. The Boards of Directors of Foundation Bancorp and the Bank have determined that the Mergers (defined below) are advisable and in the best interests of their respective shareholders and have approved and adopted this Agreement whereby PCC would acquire Foundation Bancorp by means of a merger of Foundation Bancorp with and into PCC (the “Merger”) on the terms and subject to the conditions set forth herein.

F. Immediately following the Merger, PCC intends that the Bank shall be merged with and into PCB (the “Bank Merger” and, together with the Merger, the “Mergers”), with PCB the resulting bank.

G. The Boards of Directors of PCC and PCB have determined that this Agreement and the Mergers are consistent with PCC’s and PCB’s business strategies and goals, and are in the best interests of PCC and PCB and their respective shareholders, and each has approved and adopted this Agreement.

H. PCC has required, as a condition to its willingness to enter into this Agreement, that each of the directors of Foundation Bancorp and each of certain officers of Foundation Bancorp, effective as of the date of this Agreement, enter into an agreement pursuant to which, among other things, each agrees to vote all shares of Foundation Bancorp Common Stock beneficially owned by such director or officer in favor of the actions contemplated by this Agreement and each of such directors and officers agrees to refrain from competing with PCC and/or PCB and their respective businesses for a period of time, and each such director or officer of Foundation Bancorp has entered into such agreements.

I. PCC has required, as a condition to its willingness to enter into this Agreement, that each entity that beneficially owns at least 5% of the outstanding shares of Foundation Bancorp Common Stock (including capital stock of Foundation Bancorp convertible into Foundation Bancorp Common Stock), effective as of the date of this Agreement, enter into an agreement pursuant to which, among other things, each agrees to vote all shares of Foundation Bancorp Common Stock beneficially owned by such shareholder in favor of the actions contemplated by this Agreement and each such shareholder of Foundation Bancorp has entered into such agreement.

J. Foundation Bancorp has received from Keefe, Bruyette & Woods, Inc., an opinion to the effect that as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration to be received by Foundation Bancorp shareholders is fair to such shareholders from a financial point of view.

K. The parties intend that the transaction shall qualify, for federal income tax purposes, as a reorganization within the meaning of Section 368(a) of the Code (defined below), and that this Agreement shall constitute a “plan of reorganization” for purposes of Section 368(a) of the Code and within the meaning of Treasury Regulation Section 1.368-2(g).

AGREEMENT

In consideration of the mutual promises, and of the representations and warranties, covenants and agreements herein contained, the parties hereby enter into this Agreement and agree as follows:

1. DEFINED TERMS. For purposes of this Agreement, the following terms shall have the definitions given:

(a) “Acquisition Proposal” means any proposal or offer with respect to the following involving Foundation Bancorp or the Bank: (1) any merger, consolidation, share exchange, business combination or other similar transaction; (2) any sale, lease, exchange, pledge, transfer or other disposition of 15% or more of either of their respective consolidated assets or liabilities in a single transaction or series of transactions; (3) any tender offer or exchange offer for, or other acquisition of, 15% or more of the outstanding shares of either of their respective capital stock; or (4) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Mergers provided for in this Agreement; provided, however, that as such term is used in clause (ii) of the first sentence of Section 6.3(a) hereof, the phrase “15% or more” in each of clauses (2) and (3) above shall be replaced by the phrase “more than 50%”.

(b) “ADA” has the meaning set forth in Section 4.19.

(c) “Aggregate Cash Consideration” means $19,334,017.50, as of the date of this Agreement, subject to potential adjustment as provided for herein, which is payable to the holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock.

(d) “Aggregate Stock Consideration” means the aggregate number of shares of PCC Common Stock issuable to holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock, as provided in Sections 2.1.4(b) and 2.1.7(b), subject to potential adjustment as provided for in Section 2.1.4(b). For the avoidance of doubt, the value of the Aggregate Stock Consideration issued by PCC pursuant to Section 2 may fluctuate based on the closing price per share of PCC Common Stock prior to the Effective Time, and as provided in Section 2.1.4(b).

(e) “Agreement” has the meaning set forth in the Preamble.

(f) “Allowance for Loan and Lease Losses” means, as of a specified date, the allowance for loan and lease losses and off-balance sheet commitments of the Bank maintained by management of the Bank at a level which is adequate for potential loan and lease losses and off-balance sheet commitments and as adjusted from time to time in accordance with the Bank’s established methodology (with such amount to be determined in accordance with GAAP and applicable regulatory accounting principles and consistent with the past practices of the Bank).

(g) “Bank” has the meaning set forth in the Preamble.

(h) “Bank Articles” means the articles of incorporation, as amended, of the Bank.

(i) “Bank Articles of Merger” means the Articles of Merger to be executed by PCB and the Bank and delivered to the Washington Secretary of State for filing, substantially in the form attached hereto as Exhibit C-2.

(j) “Bank Board” means the board of directors of the Bank.

(k) “Bank Bylaws” means the bylaws of the Bank.

(l) “Bank Common Stock” has the meaning set forth in Section 4.2(b).

(m) “Bank Merger” has the meaning set forth in the Recitals.

(n) “Bank Merger Date” has the meaning set forth in 2.4.1.

(o) “Bank Plan of Merger” means the Plan of Merger to be executed by PCB and the Bank and delivered to the Oregon Director for filing, substantially in the form attached hereto as Exhibit C-1.

(p) “Bank Secrecy Act” means the Federal Bank Secrecy Act, as amended, and its implementing regulations.

(q) “BOLI” has the meaning set forth in Section 4.12(b).

(r) “Book-Entry Shares” has the meaning set forth in Section 2.2(a).

(s) “Business Day” shall mean any day other than a Saturday or Sunday on which banks in the State of Oregon or Washington are not required or authorized by law to be closed.

(t) “Cash Election” has the meaning set forth in Section 2.1.5(a).

(u) “Cash Election Shares” has the meaning set forth in Section 2.1.5(a).

(v) “CFPB” means the Consumer Financial Protection Bureau.

(w) “Closing” has the meaning set forth in Section 9.

(x) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as codified in Section 4980B of the Code and Section 601 et seq. of ERISA.

(y) “Code” means the Internal Revenue Code of 1986, as amended.

(z) “Confidentiality Agreement” means the letter agreement, dated as of February 4, 2016, by and between PCC and Foundation Bancorp.

(aa) “Confidentiality Policies” has the meaning set forth in Section 4.21(e).

(bb) “Consultants” has the meaning set forth in Section 4.24(c).

(cc) “Continuing Employees” has the meaning set forth in Section 7.7(b).

(dd) “Contract” means any agreement, contract, undertaking, obligation, instrument, note, power of attorney, evidence of indebtedness, purchase order, quotation, license or other commitment, whether oral or written, express or implied.

(ee) “Cumulative Cash Dividend” means the lump-sum cash dividend payable to holders of Foundation Bancorp Preferred Stock for the cumulative dividends remaining prior to the 5th anniversary of the issue date of such securities, as described in the Articles of Amendment for Series A Convertible Non-Cumulative Preferred Stock of Foundation Bancorp.

(ff) “D&O Insurance” has the meaning set forth in Section 7.8(d).

(gg) “Debentures” has the meaning set forth in Section 7.9.

(hh) “Derivative Transaction” has the meaning set forth in Section 4.31(c).

(ii) “Disclosure Schedule” has the meaning set forth in Section 3.

(jj) “Dissenters’ Shares” has the meaning set forth in Section 2.1.6.

(kk) “Dissenting Shareholder” means any holder of Dissenters’ Shares.

(ll) “Effective Date” is the date on which the Effective Time occurs, as provided for in Section 9.

(mm) “Effective Time” has the meaning set forth in Section 2.1.2.

(nn) “Election Deadline” has the meaning set forth in Section 2.1.5(b).

(oo) “Election Form” has the meaning set forth in Section 2.1.5(a).

(pp) “Employee Benefit Plan” means a bonus, deferred compensation, incentive compensation, stock purchase, stock option, restricted stock, stock appreciation, stock-based, employment or consulting, severance pay or benefit, retention, change in control, savings, retiree medical or life insurance, medical insurance, life or other insurance, vacation, welfare benefit, fringe benefit, cafeteria, retirement, supplemental retirement, profit-sharing or pension benefit plan, program, agreement or arrangement, and each other employee benefit or compensation plan, program, agreement or arrangement, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA.

(qq) “Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and OSHA, each as amended, the regulations promulgated thereunder, and their respective state counterparts.

(rr) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(ss) “ERISA Affiliate” has the meaning set forth in Section 4.23(c).

(tt) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and, to the extent the context requires, the rules promulgated thereunder.

(uu) “Exchange Agent” means Computershare Trust Company, N.A.

(vv) “Fairness Opinion” has the meaning set forth in Section 4.28.

(ww) “FDIC” means the Federal Deposit Insurance Corporation.

(xx) “FHA” means the Federal Housing Administration.

(yy) “FHLMC” means the Federal Home Loan Mortgage Corporation.

(zz) “FINRA” means the Financial Industry Regulatory Authority.

(aaa) “FNMA” means the Federal National Mortgage Association.

(bbb) “Foundation Bancorp 401(k) Plan” has the meaning set forth in Section 7.7(g).

(ccc) “Foundation Bancorp Articles” means the articles of incorporation, as amended, of Foundation Bancorp.

(ddd) “Foundation Bancorp Board” means the board of directors of Foundation Bancorp.

(eee) “Foundation Bancorp Bylaws” means the bylaws of Foundation Bancorp.

(fff) “Foundation Bancorp Certificates” has the meaning set forth in Section 2.2(a).

(ggg) “Foundation Bancorp Common Stock” means the common stock, $1.00 par value, of Foundation Bancorp.

(hhh) “Foundation Bancorp Financial Statements” has the meaning set forth in Section 4.3(a).

(iii) “Foundation Bancorp Insurance Policies” has the meaning set forth in Section 4.20.

(jjj) “Foundation Bancorp Meeting” has the meaning set forth in Section 6.5.

(kkk) “Foundation Bancorp Off Balance Sheet Transaction” has the meaning set forth in Section 4.3(g).

(lll) “Foundation Bancorp Plans” has the meaning set forth in Section 4.23(a).

(mmm) “Foundation Bancorp Preferred Stock” means the $15,000,000 Series A Convertible Non-Cumulative Preferred Stock, $1.00 par value per share, of Foundation Bancorp, which are convertible into 1,500,000 shares of Foundation Bancorp Common Stock, as set forth in the Foundation Bancorp Articles.

(nnn) “Foundation Bancorp Property” has the meaning set forth in Section 4.13.

(ooo) “Foundation Bancorp Proprietary Rights” has the meaning set forth in Section 4.21(b).

(ppp) “Foundation Bancorp Real Property” has the meaning set forth in Section 4.19.

(qqq) “Foundation Bancorp Restricted Stock” has the meaning set forth in Section 4.2(a).

(rrr) “Foundation Bancorp Stock Plan” has the meaning set forth in Section 4.2(a).

(sss) “Foundation Bancorp Subsidiary” means any Person of which (i) Foundation Bancorp directly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, or (ii) Foundation Bancorp is, or directly or indirectly has the power to appoint, a general manager, manager or managing member, including the Bank.

(ttt) “Foundation Bancorp Welfare Plans” has the meaning set forth in Section 7.7(a).

(uuu) “Foundation Loans” has the meaning set forth in Section 4.10.

(vvv) “FRB” means the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of San Francisco.

(www) “GAAP” means accounting principles generally accepted in the United States.

(xxx) “GNMA” means the Government National Mortgage Association.

(yyy) “Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality, and includes all Regulatory Authorities.

(zzz) “Hazardous Material” means, collectively, (i) any “hazardous substance” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, (ii) any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, and (iii) other than common office supplies, any pollutant or contaminant or hazardous, dangerous or toxic chemical, waste, material or substance within the meaning of Environmental Laws or any other applicable Federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous chemical, waste, substance or material, all as now in effect.

(aaaa) “Holding Company Articles of Merger” means the Articles of Merger to be executed by PCC and Foundation Bancorp and delivered to the Washington Secretary of State for filing, substantially in the form attached hereto as Exhibit B-2.

(bbbb) “Holding Company Plan of Merger” means the Plan of Merger to be executed by PCC and Foundation Bancorp and delivered to the Oregon Secretary of State for filing, substantially in the form attached hereto as Exhibit B-1.

(cccc) “Indemnified Parties” has the meaning set forth in Section 7.8(a).

(dddd) “Indenture” has the meaning set forth in Section 7.9.

(eeee) “IT Assets” has the meaning set forth in Section 4.21(f).

(ffff) “Knowledge” means the actual knowledge, after reasonable inquiry, (i) with respect to Foundation Bancorp or the Bank, of Duane Woods, Randy Cloes, Brett Ballman, Richard Deglman, Jocelyn Lane or Eileen Magnusson, or any successor to any such officer, and (ii) with respect to PCC or PCB, of Roger Busse, Richard Sawyer, Damon Rose, Mitch Hagstrom, Casey Hogan or Rachel Ulrich, or any successor to any such officer.

(gggg) “Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance of any kind.

(hhhh) “Loan” means a written or oral agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to the Bank.

(iiii) “Local Barriers Acts” has the meaning set forth in Section 4.19.

(jjjj) “Material Adverse Effect” has the meaning set forth in Section 11.15.

(kkkk) “Material Contracts” means those Contracts on the Foundation Bancorp Disclosure Schedule listed under Section 4.22 thereof or Contracts that should have been listed on the Foundation Bancorp Disclosure Schedule pursuant to Section 4.22.

(llll) “Merger” has the meaning set forth in the Recitals.

(mmmm) “Merger Consideration” has the meaning set forth in Section 2.1.4.

(nnnn) “Mergers” has the meaning set forth in the Recitals.

(oooo) “Mixed Election” has the meaning set forth in Section 2.1.5(a).

(pppp) “No-Election Shares” has the meaning set forth in Section 2.1.5(a).

(qqqq) “Non-Election” has the meaning set forth in Section 2.1.5(a).

(rrrr) “OBCA” means the Oregon Business Corporation Act.

(ssss) “Order” means any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any court or other Governmental Authority of competent jurisdiction.

(tttt) “Oregon Director” means the Director of the Oregon Department of Consumer and Business Services acting by and through the administration of the Division of Finance and Corporate Securities.

(uuuu) “OSHA” has the meaning set forth in Section 4.19.

(vvvv) “Patriot Act” means the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act) of 2001 and the regulations promulgated thereunder.

(wwww) “PBGC” means the Pension Benefit Guaranty Corporation.

(xxxx) “PCB” has the meaning set forth in the Preamble.

(yyyy) “PCB 401(k) Plan” has the meaning set forth in Section 7.7(e).

(zzzz) “PCB Board” means the board of directors of PCB.

(aaaaa) “PCB Welfare Plans” has the meaning set forth in Section 7.7(b).

(bbbbb) “PCC” has the meaning set forth in the Preamble.

(ccccc) “PCC Articles” means the articles of incorporation, as amended, of PCC.

(ddddd) “PCC Board” means the board of directors of PCC.

(eeeee) “PCC Bylaws” means the bylaws, as amended, of PCC.

(fffff) “PCC Common Stock” means the shares of PCC common stock, no par value per share, issued and outstanding from time to time.

(ggggg) “PCC Subsidiaries” means any Person of which (i) PCC directly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, or (ii) PCC is, or directly or indirectly has the power to appoint, a general manager, manager or managing member, including PCB.

(hhhhh) “Per Share Cash Consideration” has the meaning set forth in Section 2.1.4(a).

(iiiii) “Per Share Stock Consideration” has the meaning set forth in Section 2.1.4(b).

(jjjjj) “Permitted Liens” has the meaning set forth in Section 4.19.

(kkkkk) “Person” means an individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity or group. For purposes of this definition, the meaning of the term “group” shall be determined in accordance with Section 13(d)(3) of the Exchange Act and the rules of the SEC promulgated thereunder.

(lllll) “Previously Disclosed” by a party means information set forth in its Disclosure Schedule or, in the case of PCC, also as disclosed in its periodic reports filed with the SEC under the Exchange Act prior to the date hereof, or any registration statement filed under the Securities Act or prior to the date hereof, in the case of Foundation Bancorp, also as disclosed in the Foundation Bancorp Financial Statements or reports to shareholders made available to PCC (other than any general, non-specific disclosure set forth in such filed SEC documents contained in any risk factor section thereof, in any section relating to forward-looking statements and any other general, non-specific disclosures included therein to the extent that they are cautionary, predictive or forward-looking in nature).

(mmmmm) “Proprietary Rights” has the meaning set forth in Section 4.21(a).

(nnnnn) “Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 7.3(a), to be provided to all shareholders of Foundation Bancorp in connection with the submission of approval of the Merger to a shareholder vote.

(ooooo) “RCW” means the Revised Code of Washington.

(ppppp) “Reallocated Cash Shares” has the meaning set forth in Section 2.1.5(d)(i)(3).

(qqqqq) “Reallocated Stock Shares” has the meaning set forth in Section 2.1.5(d)(ii)(2).

(rrrrr) “Registration Statement” has the meaning assigned to such term in Section 7.3(a).

(sssss) “Regulatory Authority” means any federal, state or local governmental agency or authority charged with the supervision or regulation of financial institutions and their subsidiaries (and including their holding companies) or issuers of securities (including, without limitation, the Oregon Director, the Washington Director, the FRB, the FDIC and the CFPB).

(ttttt) “Resulting Bank” has the meaning set forth in Section 2.4.2.

(uuuuu) “Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving to any other party any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

(vvvvv) “SBA” means the Small Business Administration of the Department of Commerce.

(wwwww) “SEC” means the Securities and Exchange Commission.

(xxxxx) “Securities Act” has the meaning set forth in Section 7.3(a).

(yyyyy) “Securities Documents” has the meaning set forth in Section 5.3(a).

(zzzzz) “Stock Election” has the meaning set forth in Section 2.1.5(a).

(aaaaaa) “Stock Election Shares” has the meaning set forth in Section 2.1.5(a).

(bbbbbb) “Superior Proposal” has the meaning set forth in Section 6.3(a).

(cccccc) “Surviving Corporation” has the meaning set forth in Section 2.1.1.

(dddddd) “Takeover Laws” and “Takeover Provisions” have the meanings set forth in Section 4.17.

(eeeeee) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, charges, fees, levies, duties, tariffs, imposts, other assessments and other similar fees or similar charges, however denominated (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto), the liability for which is imposed by any government or taxing authority, by contractual agreement, as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another person, or otherwise, including, without limitation, all income, franchise, windfall or other profits, gross receipts, license, property, sales, use, service, service use, capital stock, payroll, employment, social security, disability, severance, workers’ compensation, employer health, unemployment compensation, net worth, excise, escheat, unclaimed property, withholding, estimated, severance, occupation, customs, duties, fees, ad valorem, property, environmental, stamp, transfer, value added, gains, license, registration, recording and documentation fees or other taxes, custom duties, fees, assessments or charges of any kind whatsoever.

(ffffff) “Tax Return” or “Tax Returns” means returns, declarations, reports, statements, elections, estimates, claims for refund, information returns or other documents (including, without limitation, any related or supporting schedules, exhibits, statements or information, any amendment to the foregoing, and any sales and use and resale certificates) filed or required to be filed in connection with the determination, assessment, payment, deposit, collection or reporting of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

(gggggg) “Total Shareholders’ Equity” means, as of a specified date, the total of Foundation Bancorp’s common stock, preferred stock, surplus, retained earnings and accumulated other comprehensive income as reflected on the books and records of Foundation Bancorp, after the following adjustments: (a) adding back any expense for loan loss provision on an after-Tax basis using Foundation Bancorp’s then effective Tax rate, (b) adding back any Transaction Expenses incurred or accrued for on an after-Tax basis using Foundation Bancorp’s then effective Tax rate, (c) deducting the accumulated other comprehensive income, and (d) adding back any Cumulative Cash Dividend paid to the holders of Foundation Bancorp Preferred Stock, all such amounts to be determined in accordance with GAAP and applicable regulatory accounting principles.

(hhhhhh) “Trade Secrets” has the meaning set forth in Section 4.21(a).

(iiiiii) “Transaction Expenses” has the meaning set forth in Section 11.5.

(jjjjjj) “Trust Preferred Assumption” has the meaning set forth in Section 7.9.

(kkkkkk) “VA” means the U.S. Department of Veterans Affairs.

(llllll) “Voting Agreement” means the voting agreement entered into effective as of the date hereof by and among PCC and each of those shareholders of Foundation Bancorp specified in Recital I, substantially in the form attached hereto as Exhibit A-2.

(mmmmmm) “Voting and Non-Competition Agreements” means (i) the voting agreements effective as of the date hereof between PCC and each of the senior executive officers of Foundation Bancorp listed in Section 1(ffff), and (ii) the voting and non competition agreements effective as of the date hereof between PCC and each of the directors of Foundation Bancorp, each substantially in the relevant form attached hereto as Exhibit A-1.

(nnnnnn) “WBCA” means the Washington Business Corporation Act (Title 23B of the RCW), as amended.

(oooooo) “Washington Director” means the Agency Director of the Washington State Department of Financial Institutions.

2. MERGER.

2.1 The Merger.

2.1.1 On and subject to the terms and conditions of this Agreement and the Agreement of Merger, Foundation Bancorp shall be merged with and into PCC at the Effective Time, whereupon the separate existence of Foundation Bancorp shall cease and PCC shall be the surviving corporation (the “Surviving Corporation”). The directors and officers of PCC shall become the directors and officers of the Surviving Corporation at and as of the Effective Time; provided, that two directors from Foundation Bancorp shall be designated to serve on and appointed to the PCC Board and the PCB Board at and as of the Effective Time. It is PCC’s current expectation, subject to PCC Board approval, that the individuals to be designated to serve on and appointed to the PCC Board and the PCB Board will be Thomas Ellison and Duane Woods. The Articles of Incorporation and Bylaws of PCC will be the Articles of Incorporation and Bylaws of the Surviving Corporation. From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Foundation Bancorp and PCC.

2.1.2 Subject to the satisfaction or waiver of the conditions set forth in Section 8, the Merger shall become effective upon the occurrence of the filing of the Holding Company Plan of Merger with the Oregon Secretary of State as required under the OBCA and the filing of the Holding Company Articles of Merger with the Washington Secretary of State as required under the WBCA, and as of the date set forth in the Certificate of Merger issued by the Oregon Secretary of State, or such later date and time as may be set forth in such filing (the time the Merger becomes effective on the Effective Date being referred to as the “Effective Time”).

2.1.3 At and as of the Effective Time, each outstanding share of Foundation Bancorp Common Stock that is owned by Foundation Bancorp as treasury stock immediately prior to the Effective Time shall no longer be issued and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

2.1.4 Merger Consideration. Subject to Sections 2.1.5, 2.1.6, 2.1.7, 2.2, 2.3, 10.1(d), and 11.5, at and as of the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person, each share of Foundation Bancorp Common Stock (other than Dissenters’ Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the following (the “Merger Consideration”):

(a) Cash in an amount equal to $12.50 (the “Per Share Cash Consideration”); or

(b) 0.7911 shares of PCC Common Stock (the “Per Share Stock Consideration”). If, between the date hereof and the Effective Time, the outstanding shares of PCC Common Stock shall have been increased, decreased, changed into or exchanged for a different kind of shares or securities, as a result of a stock dividend, stock split, or reverse stock split or similar transaction involving the issuance of PCC Common Stock for which no consideration is received, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Per Share Stock Consideration to provide the holders of shares of Foundation Bancorp Common Stock and Foundation Bancorp Restricted Stock (and shares of Foundation Bancorp Preferred Stock entitled to receive the Merger Consideration pursuant to Section 2.1.7(b) hereof) which have converted into the stock portion of the Merger Consideration the same economic effect as contemplated by this Agreement with respect to the stock portion of the Merger Consideration prior to such event.

2.1.5 Election Procedures.

(a) Election Form. An election form, in such form as PCC and Foundation Bancorp shall reasonably agree (the “Election Form”), shall be mailed to the shareholders of Foundation Bancorp on or about the thirtieth (30th) day prior to the anticipated Effective Date. Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation), subject to the conditions set forth in Section 2.1.5(c), (i) to elect to receive PCC Common Stock with respect to all of such holder’s Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock (a “Stock Election”), (ii) to elect to receive cash with respect to all of such holder’s Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock (a “Cash Election”), (iii) to elect to receive cash with respect to 30% of such holder’s shares and shares of PCC Common Stock with respect to such holder’s remaining 70% of shares (a “Mixed Election”) or (iv) to indicate that such holder makes no such election with respect to such holder’s shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock (a “Non-Election”). Shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock as to which no election has been made are referred to herein as “No-Election Shares.” Nominee record holders who hold Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares based upon the actions of the beneficial owners thereof. If a shareholder either (i) does not submit and continue to maintain through the Election Deadline a properly completed Election Form or (ii) fails to perfect his, her or its right to dissent under the WBCA, the shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock held by such shareholder shall be designated No-Election Shares. Any Dissenting Shares shall be deemed to be Cash Election Shares and, with respect to such shares, the holders thereof shall in no event be classified as holders of Reallocated Stock Shares (as defined herein).

(b) Election Deadline. The term “Election Deadline” shall mean 5:00 p.m., Pacific Time, on the Business Day that is five (5) Business Days prior to the Effective Date, or such other date as PCC and Foundation Bancorp shall mutually agree upon.

(c) Effective Election. Any election to receive PCC Common Stock and/or cash shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent (or any other Person to whom the subject shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock of such holder are subsequently transferred) by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither PCC nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(d) Allocation. The Exchange Agent shall effect the allocation among holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock of rights to receive PCC Common Stock and/or cash in the Merger in accordance with the Election Forms as follows:

(i) Cash Consideration Undersubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is less than an amount equal to the Aggregate Cash Consideration, then:

(1) all Cash Election Shares (subject to Section 2.1.6 with respect to Dissenters’ Shares) shall be converted into the right to receive cash;

(2) No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares (including Dissenters’ Shares) times the Per Share Cash Consideration equal the Aggregate Cash Consideration. If less than all of the No-Election Shares are so required to be treated as Cash Election Shares, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as to maximize the number of No-Election Shares treated as subject to a Mixed Election, and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares;

(3) if all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Cash Consideration is still less than the Aggregate Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.1.5(e) a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Aggregate Cash Consideration (provided that Stock Election Shares subject to a Mixed Election shall be treated as Reallocated Cash Shares only if the Stock Election Shares not subject to a Mixed Election are insufficient in number); and all Reallocated Cash Shares will be converted into the right to receive cash; and

(4) the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive PCC Common Stock.

(ii) Cash Consideration Oversubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the Aggregate Cash Consideration, then:

(1) all Stock Election Shares and a sufficient number of No-Election Shares shall be converted into the right to receive PCC Common Stock; provided that the Exchange Agent shall select which No-Election Shares shall be treated as Stock Election Shares in such a manner as to maximize the number of No-Election Shares treated as subject to a Mixed Election;

(2) if, after following the procedures in Section 2.1.5(d)(ii)(1), the Cash Consideration is still over-subscribed, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.1.5(e) a sufficient number of Cash Election Shares (excluding any Dissenters’ Shares) (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares (including Dissenters’ Shares) times the Per Share Cash Consideration equals the Aggregate Cash Consideration (provided that Cash Election Shares subject to a Mixed Election shall be treated as Reallocated Stock Shares only if, and to the extent that, the Cash Election Shares not subject to a Mixed Election are insufficient in number); and all Reallocated Stock Shares shall be converted into the right to receive PCC Common Stock; and

(3) the Cash Election Shares (subject to Section 2.1.6 with respect to Dissenters’ Shares) which are not Reallocated Stock Shares shall be converted into the right to receive cash.

(iii) Cash Consideration Satisfied. If the number of Cash Election Shares times the Per Share Cash Consideration is equal to the Aggregate Cash Consideration, then subparagraphs (d)(i) and

(ii) above shall not apply and all Cash Election Shares (subject to Section 2.1.6 with respect to Dissenters’ Shares) shall be converted into the right to receive cash and all No-Election Shares and all Stock Election Shares will be converted into the right to receive PCC Common Stock.

(e) Pro Rata Reallocations. In the event that the Exchange Agent is required pursuant to Section 2.1.5(d)(i)(3) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required pursuant to Section 2.1.5(d)(ii)(2) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

(f) Adjustment Per Tax Opinion. Notwithstanding anything in this Section 2 to the contrary, if Sidley Austin LLP and tax counsel to PCC reasonably determine that the amount of cash payable pursuant to Section 2.1.5 (prior to the application of this Section 2.1.5(f)) exceeds the maximum amount of cash that would enable Sidley Austin LLP to deliver the tax opinion referred to in Section 8.3(d) solely because the Merger would not satisfy the “continuity-of-interest” requirements of Section 368 of the Code (and relevant Treasury Regulations and other applicable authority), the amount of cash to be delivered (but for this Section 2.1.5(f)) with respect to each share of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock, that are convertible, in whole or in part, into a right to receive cash, shall be reduced to the minimum extent necessary (and PCC shall deliver with respect to each such share of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock, in lieu of the reduced amount of cash, that number of shares of PCC Common Stock having an aggregate value (based on the closing price of the PCC Common Stock on the Closing Date) equal to the reduced amount of cash) so that, in the reasonable determination of Sidley Austin LLP and tax counsel to PCC, Sidley Austin LLP shall be able to deliver the tax opinion referred to in Section 8.3(d). In making its determination, Sidley Austin LLP and tax counsel to PCC shall take into account cash in lieu of fractional shares, Dissenters’ Shares, payments made by Foundation Bancorp to its shareholders as redemption proceeds or as extraordinary dividends, the Cumulative Cash Dividend, shares of Foundation Bancorp Common Stock to be excluded from the relevant calculations, and such other considerations as Sidley Austin LLP and tax counsel to PCC reasonably deem necessary to take into account for purposes of making the Merger satisfy such “continuity-of-interest” requirements.

2.1.6 Dissenters’ Shares. All shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock that are held by a “dissenter” within the meaning of RCW §§ 23B.13.010 et seq. (“Dissenters’ Shares”) shall be converted into the right to receive payment with respect thereto in accordance with the provisions of the WBCA and shall not be converted into or represent a right to receive the Merger Consideration unless and until such shares have lost their status as Dissenters’ Shares under RCW §§ 23B.13.010 et seq. at which time each such share shall be converted into the right to receive the Merger Consideration. As of the Effective Time, all such shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock, and Foundation Bancorp Preferred Stock (which are not Dissenters’ Shares) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2.

2.1.7 Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock.

(a) Foundation Bancorp Restricted Stock. Foundation Bancorp shall take all actions necessary to cause each outstanding share of Foundation Bancorp Restricted Stock to be fully vested so that all restrictions on the Foundation Bancorp Restricted Stock shall lapse as of the Effective Time, and such shares shall be entitled to the election procedures set forth in Section 2.1.5.

(b) Foundation Bancorp Preferred Stock. Each share of the Foundation Bancorp Preferred Stock outstanding immediately prior to the Effective Time shall, without the consent of the holders thereof, become convertible into the right to receive the Merger Consideration with respect to 1,500,000 shares of Foundation

Bancorp Common Stock, as provided in Section 2.1.4(b) hereof, together with the Cumulative Cash Dividend, in accordance with the Foundation Bancorp Articles. The holder of the Foundation Bancorp Preferred Stock shall have the opportunity to elect the form of Merger Consideration to be received in the transaction, in accordance with Section 2.1.5 hereof. Notwithstanding anything in this Section 2.1.7(b) to the contrary, the holder of Foundation Bancorp Preferred Stock may elect to be paid the “fair value” of its Foundation Bancorp Preferred Stock pursuant to the procedure set forth in RCW §§ 23B.13.010 et seq., as provided in Section 2.1.6 hereof.

2.2 Exchange Procedures.

(a) Preliminary Mailing of Transmittal Material. Provided that Foundation Bancorp has delivered, or caused to be delivered, to the Exchange Agent all information which is reasonably necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, and PCC shall cause the Exchange Agent to, mail or deliver to each holder of record of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock, simultaneously with the mailing or delivery of the Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) theretofore representing shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock, including certificates representing shares of Bank Common Stock that have been converted to shares of Foundation Bancorp Common Stock (collectively, the “Foundation Bancorp Certificates”) or book-entry shares (“Book-Entry Shares”), as relevant, shall pass only upon proper delivery of such Foundation Bancorp Certificate(s) or Book-Entry Shares to the Exchange Agent advising such holder of the procedure for surrendering to the Exchange Agent) such Foundation Bancorp Certificate(s) or Book-Entry Shares in exchange for the consideration to which such holder may be entitled pursuant to Section 2.1.4 hereof.

(b) Secondary Mailing of Transmittal Material. PCC shall take all steps necessary to cause the Exchange Agent, within five (5) Business Days after the Effective Time, to mail to each holder of Foundation Bancorp Certificates or Book-Entry Shares who has not previously surrendered such Foundation Bancorp Certificates or Book-Entry Shares with an Election Form, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Foundation Bancorp Certificates and Book-Entry Shares for the Merger Consideration and cash in lieu of fractional shares, if any, into which the shares of such Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock have been converted pursuant to this Agreement.

(c) PCC Deliveries. At least one (1) day prior to the Closing, for the benefit of the holders of Foundation Bancorp Certificates or Book-Entry Shares, (i) PCC shall deliver to the Exchange Agent evidence of shares in book entry form, representing the number of shares of PCC Common Stock issuable to the holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock as part of the Merger Consideration and (ii) PCC shall deliver, or cause PCB to deliver, to the Exchange Agent, the cash portion of the Merger Consideration payable pursuant to this Section 2, each to be delivered to the holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock in exchange for their Foundation Bancorp Certificates or Book-Entry Shares as provided in this Section 2. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of PCC Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

(d) Exchange Agent Deliveries.

(i) After completion of the allocation referred to in Section 2.1.5(d) and upon the Closing, each holder of a Foundation Bancorp Certificate or Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time who has properly surrendered, or has caused to be surrendered, such Foundation Bancorp Certificate or Certificates (or affidavits of loss in lieu of such Certificates) or Book-Entry Shares to the Exchange Agent will be entitled to evidence of issuance in book entry form, or upon written request of such holder a certificate or certificates representing, the number of whole shares of PCC Common Stock and/or the amount of cash into which the aggregate number of shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock previously represented by such Foundation Bancorp Certificate or Certificates or Book-Entry Shares surrendered shall have been converted pursuant to this Agreement and, if such holder’s shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock have been converted into PCC Common Stock, and any other distribution theretofore paid with respect to PCC Common Stock issuable in the Merger, in each case, without interest. The Exchange Agent shall accept such Foundation Bancorp Certificates (or affidavits of loss in lieu of such Certificates) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(ii) If a holder of Foundation Bancorp Certificates or Book-Entry Shares surrenders, or causes to be surrendered, such Foundation Bancorp Certificates or Book-Entry Shares and a properly executed letter of transmittal to the Exchange Agent at least five (5) Business Days prior to the Effective Date, then PCC shall use commercially reasonable efforts to cause the Exchange Agent to deliver, within two (2) Business Days following the Effective Date, to such holder of Foundation Bancorp Certificates or Book-Entry Shares the Merger Consideration into which the shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock represented by such Foundation Bancorp Certificates or Book-Entry Shares have been converted pursuant to Section 2.1.4. Subject to Section 2.2(b), if a holder of Foundation Bancorp Certificates or Book-Entry Shares surrenders, or causes to be surrendered, such Foundation Bancorp Certificates or Book-Entry Shares and a properly executed letter of transmittal to the Exchange Agent at any time after five (5) Business Days prior to the Effective Date, then PCC shall use commercially reasonable efforts to cause the Exchange Agent to promptly, but in no event later than five (5) Business Days following receipt of such Foundation Bancorp Certificates or Book-Entry Shares and properly executed letter of transmittal, deliver to such holder of Foundation Bancorp Certificates or Book-Entry Shares the Merger Consideration into which the shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock represented by such Foundation Bancorp Certificates or Book-Entry Shares have been converted pursuant to Section 2.1.4.

(iii) Each Foundation Bancorp Certificate or Book-Entry Share outstanding immediately prior to the Effective Time which prior to the Effective Time represented Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock and which is not surrendered to and accepted by the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to evidence ownership of the number of shares of PCC Common Stock and/or the right to receive the amount of cash, into which such Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of Foundation Bancorp of Foundation Bancorp Certificates or Book-Entry Shares representing Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock and, if such Foundation Bancorp Certificates or Book-Entry Shares are presented to Foundation Bancorp for transfer, they shall be cancelled against delivery of certificates or book-entry shares for PCC Common Stock and/or cash as hereinabove provided. No dividends which have been declared will be remitted to any Person entitled to receive shares of PCC Common Stock under Section 2.1.4 until such Person surrenders the Foundation Bancorp Certificate or Certificates or Book-Entry Shares representing Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock, at which time such dividends shall be remitted to such Person, without interest. In the event of a transfer of ownership of shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock that is not registered in the transfer records of Foundation Bancorp, the Merger Consideration to be delivered upon due surrender of the Foundation Bancorp Certificate or Book-Entry Shares may be delivered to such a transferee if the Foundation Bancorp Certificate or Book-Entry Shares formerly representing such shares is presented to PCC, accompanied by all documents reasonably required by PCC to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(iv) In the event any Foundation Bancorp Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by PCC or the Exchange Agent, the posting by such Person of a bond in such amount as PCC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Foundation Bancorp Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration deliverable in respect thereof in accordance with the terms of this Agreement and the requirements of this Section 2.

(v) Unclaimed Merger Consideration. Any portion of the shares of PCC Common Stock and cash delivered to the Exchange Agent by PCC pursuant to Section 2.2(c) that remains unclaimed by the shareholders of Foundation Bancorp for one (1) year after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to PCC. Any shareholders of Foundation Bancorp who have not theretofore complied with Section 2.2(d) shall thereafter look only to PCC for the consideration deliverable in respect of each share of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock such shareholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock or Book-Entry Shares are not surrendered or the payment for them is not claimed prior to the date on which such shares of PCC Common Stock or cash would otherwise escheat to any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of PCC (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Foundation Bancorp Certificate or Book-Entry Shares for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. PCC and the Exchange Agent shall be entitled to rely upon the stock transfer books of Foundation Bancorp to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Foundation Bancorp Certificate or any Book-Entry Shares, PCC and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(e) No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of PCC Common Stock shall be issued in the Merger. Each holder of Foundation Bancorp Common Stock or Foundation Bancorp Preferred Stock who otherwise would have been entitled to a fraction of a share of PCC Common Stock (after taking into account all Foundation Bancorp Certificates or Book-Entry Shares delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Per Share Cash Consideration. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

(f) Withholding Rights. Each of PCC, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Foundation Bancorp Certificates or Book-Entry Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax laws. To the extent that amounts are so withheld by the Surviving Corporation or PCC, as the case may be, such withheld amounts (i) shall be remitted by PCC or the Surviving Corporation, as applicable, to the applicable Governmental Authority, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the holder of Foundation Bancorp Certificates or Book-Entry Shares in respect of which such deduction and withholding was made by the Surviving Corporation or PCC, as the case may be.

2.3 Dissenters’ Shares. Any Dissenting Shareholder who shall be entitled to be paid the fair value of such shareholder’s shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock, as provided in RCW §§ 23B.13.010 et seq., shall not be entitled to the

Merger Consideration in respect thereof unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder’s right to dissent from the Merger under the WBCA, and shall be entitled to receive only the payment provided for by RCW §§ 23B.13.010 et seq. with respect to such Dissenters’ Shares.

2.4 The Bank Merger.

2.4.1 As soon as practicable after the execution and delivery of this Agreement, PCB and the Bank will enter into an agreement (the “Bank Plan of Merger”), pursuant to which the Bank Merger will be effected. The Bank Plan of Merger will provide that the closing of the Bank Merger shall take place immediately following the closing of the Merger or such other time or date as may be determined by PCC (the “Bank Merger Date”); conditioned, however, on the prior closing of the Merger. The Bank Merger will occur on the Bank Merger Date, following the filing of the Bank Plan of Merger with the Oregon Director as required under the OBCA and the filing of the Bank Articles of Merger with the Washington Secretary of State as required under the WBCA.

2.4.2 Upon consummation of the Bank Merger, the Bank will be merged with and into PCB in accordance with the provisions of the Oregon Bank Act and the Washington Commercial Bank Act, with PCB being the resulting bank (the “Resulting Bank”) and having its head office in Eugene, Oregon, and the separate corporate existence of the Bank shall cease.

2.4.3 As of the date set forth in the Certificate of Merger issued by the Oregon Director upon filing of the Bank Plan of Merger, PCB’s Articles of Incorporation, Bylaws and banking charter in effect immediately before the date set forth on the Certificate of Merger shall be the articles of incorporation, bylaws and banking charter of the Resulting Bank.

2.4.4 Upon effectiveness of the Bank Merger, each outstanding share of PCB common stock shall remain outstanding as a share of the Resulting Bank, the holder of each of such shares shall retain its rights with respect to such shares as in effect prior to the Bank Merger, and each outstanding share of the Bank will be cancelled.

3. DISCLOSURE SCHEDULES.

On or prior to the date hereof, Foundation Bancorp has delivered to PCC a schedule and PCC has delivered to Foundation Bancorp a schedule (each, respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of its respective representations or warranties contained in Section 4 or Section 5 or to one or more of its respective covenants contained in Section 6 or Section 7. The Disclosure Schedule shall be subject to the confidentiality requirements of the Confidentiality Agreement. All information received by Foundation Bancorp from PCC, and all information received by PCC from Foundation Bancorp, shall be kept in strictest confidence on the same terms and conditions as information received pursuant to the Confidentiality Agreement and will be used only for the purpose of completing the transactions contemplated by this Agreement.

4. REPRESENTATIONS AND WARRANTIES OF FOUNDATION BANCORP AND THE BANK.

Subject to Section 3 and except as Previously Disclosed in a paragraph of Foundation Bancorp’s Disclosure Schedule corresponding to the relevant paragraph below or in any other paragraph of Foundation Bancorp’s Disclosure Schedule (so long as it is reasonably clear on the face of such disclosure that the disclosure in such other paragraph of the Foundation Bancorp Disclosure Schedule is also applicable to the section of this Agreement in question), each of Foundation Bancorp, the Bank and the Foundation Bancorp Subsidiaries represents and warrants to PCC and PCB as follows:

4.1 Organization, Standing and Authority. Foundation Bancorp is a corporation duly organized, and validly existing under the laws of the State of Washington and has all requisite corporate power and authority to own, lease, and operate all its properties and assets and carry on its business in the manner now being conducted.

Foundation Bancorp is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended, and is not a “financial holding company” under such Act. The Bank is a Washington state-chartered bank, duly organized, validly existing and in good standing under the laws of the State of Washington and has all requisite corporate power and authority to own, lease, and operate all its properties and assets and carry on its business in the manner now being conducted. The Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations promulgated thereunder, and the deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of Foundation Bancorp, threatened. The Bank is not a member of the Federal Reserve System. Each of Foundation Bancorp, the Bank and the Foundation Bancorp Subsidiaries is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has trust powers, operates a trust or fiduciary business, or serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor for any accounts, other than acting as custodian for individual retirement accounts maintained at the Bank. The locations of all offices, including approved and unopened offices, of Foundation Bancorp and the Bank, are listed in Section 4.1 of the Foundation Bancorp Disclosure Schedule.

4.2 Authorized and Outstanding Stock and Other Rights.

(a) As of the date hereof, the authorized capital stock of Foundation Bancorp consists of: 26,000,000 shares of capital stock, consisting of (i) 20,000,000 shares of Foundation Bancorp Common Stock, of which 3,655,738 shares are issued and outstanding as of the date hereof (including shares of Foundation Bancorp Restricted Stock and shares of Bank Common Stock that have been converted to shares of Foundation Bancorp Common Stock; and excluding shares of Foundation Bancorp Common Stock issuable upon conversion of the Foundation Bancorp Preferred Stock), (ii) 5,000,000 shares of non-voting common stock, par value $1.00 per share, of which 2,000,000 shares are designated Non-Voting Common Stock, Series A, par value $1.00 per share, none of which are issued and outstanding as of the date hereof, and (iii) 1,000,000 shares of Foundation Bancorp Preferred Stock, of which 15,000 shares are issued and outstanding as of the date hereof. As of the date hereof, there are 213,455 shares of Foundation Bancorp Common Stock authorized and reserved for issuance under Foundation Bancorp’s Long Term Equity Incentive Plan (the “Foundation Bancorp Stock Plan”) and 79,000 outstanding shares of restricted Foundation Bancorp Common Stock (the “Foundation Bancorp Restricted Stock”) thereunder. The outstanding shares of Foundation Bancorp Common Stock, Foundation Bancorp Preferred Stock and Foundation Bancorp Restricted Stock have been duly authorized, are validly issued, fully paid and non-assessable, and are not subject to any preemptive rights and were not issued in violation of any preemptive rights. As of the date hereof, there are no other shares of capital stock or other equity securities of Foundation Bancorp outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock of Foundation Bancorp, or contracts, commitments, understandings, or arrangements by which Foundation Bancorp was or may become bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

(b) As of the date hereof, the authorized capital stock of the Bank consists of: 2,000,000 shares of common stock, $1.00 par value (“Bank Common Stock”), of which one (1) share is issued and outstanding. Foundation Bancorp directly owns all outstanding Bank Common Stock. No equity securities of the Bank are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever, relative to, or concerning securities or rights convertible into, or exchangeable for, shares of any class of capital stock of the Bank, and there are no other contracts, commitments, understandings or arrangements by which the Bank is bound to issue, or Foundation Bancorp is bound to cause the Bank to issue, additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. All of the shares of capital stock or other equity interests of the Bank are fully paid and non-assessable and are owned by Foundation Bancorp free and clear of any Lien or agreement with respect thereto except transfer restrictions under applicable securities laws.

4.3 Financial Statements; Internal Controls.

(a) Foundation Bancorp has previously delivered to PCC true and complete copies of Foundation Bancorp’s consolidated balance sheets as of December 31, 2013, 2014 and 2015, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and statements of cash flows for the fiscal years then ended, audited by Moss Adams LLP, including the footnotes thereto, additional or supplemental information supplied therewith and the report of Moss Adams LLP prepared in connection therewith. The documents described above, together with the call reports of the Bank for the fiscal quarter ended December 31, 2015 (collectively, the “Foundation Bancorp Financial Statements”): (i) have been prepared in accordance with the books and records of Foundation Bancorp and the Bank and present fairly and accurately in all material respects the assets, liabilities, shareholders’ equity, revenues, expenses, cash flows and financial condition of Foundation Bancorp and the Bank as of the dates thereof, and the results of operations for the periods then ended; and (ii) have been prepared in accordance with GAAP (or in accordance with regulatory accounting principles to the extent different from GAAP and required by any Regulatory Authority or to which Foundation Bancorp and the Bank are subject) consistently applied during the periods involved.

(b) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Foundation Bancorp at December 31, 2015 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2015 which have been Previously Disclosed, (iii) liabilities that would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, or (iv) liabilities in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of each of Foundation Bancorp and the Foundation Bancorp Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Foundation Bancorp (subject to Foundation Bancorp’s contract for service bureau and other technology services and customary agreements with third party vendors) or a Foundation Bancorp Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in Section 4.3(f) hereof.

(d) Since December 31, 2013, (A) neither Foundation Bancorp, nor any of the Foundation Bancorp Subsidiaries nor, to Foundation Bancorp’s Knowledge, any director, officer, employee, auditor, accountant or representative of Foundation Bancorp or the Foundation Bancorp Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Foundation Bancorp or any Foundation Bancorp Subsidiary or their respective internal accounting or financial reporting controls, including any material complaint, allegation, assertion or claim that Foundation Bancorp or any Foundation Bancorp Subsidiary has engaged in questionable accounting or auditing practices, (B) no attorney representing Foundation Bancorp or any Foundation Bancorp Subsidiary, whether or not employed by Foundation Bancorp or any Foundation Bancorp Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Foundation Bancorp or any Foundation Bancorp Subsidiary or any of their respective officers, directors, employees or agents to the Foundation Bancorp Board, or any committee thereof or to any director or officer of Foundation Bancorp or any Foundation Bancorp Subsidiary, and (C) neither Foundation Bancorp, nor any of the Foundation Bancorp Subsidiaries, has Knowledge of a violation of securities laws, breach of fiduciary duty or similar violation by Foundation Bancorp or any Foundation Bancorp Subsidiary or any of their respective officers, directors, employees or agents. Foundation Bancorp has delivered or made available to PCC copies of all management or other letters delivered to Foundation Bancorp by its independent accountants in connection with any of the financial statements of Foundation Bancorp or by such accountants regarding the internal controls or internal compliance procedures and systems of Foundation Bancorp or any Foundation Bancorp Subsidiary issued at any time since January 1, 2013, and will make available for inspection by PCC or its representatives, at such times and places as PCC may reasonably request, reports and working papers produced or developed by such accountants, subject to the approval, terms and conditions of those accountants. Moss Adams LLP has not resigned (or informed Foundation Bancorp that it intends to resign) or been dismissed as the independent public accountants of Foundation Bancorp as a result of or in connection with any disagreements with Foundation Bancorp on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) Since December 31, 2013, each of Foundation Bancorp and the Foundation Bancorp Subsidiaries have timely filed all reports, registrations, statements and submissions, together with any amendments required to be made with respect thereto, required to be filed with any Regulatory Authority and all other material reports and statements required to be filed, including, without limitation, any report or statement required to be filed pursuant to the laws of the United States and the rules and regulations of any Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, each of such reports, registrations, statements and submissions (i) were true and complete in all material respects (or amended to be so promptly following discovery of any discrepancy), (ii) complied in all material respects with all of the laws, rules and regulations of the applicable Regulatory Authority with which such reports, registrations, statements and submissions were filed and (iii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The capital stock of Foundation Bancorp or any Foundation Bancorp Subsidiary is not required to be registered, and is not registered, under Section 12 of the Exchange Act. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(f) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance: (i) that transactions are executed in accordance with management’s general or specific authorizations, (ii) regarding the reliability of financial reporting and the financial statements, and (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP (or in accordance with regulatory accounting principles to the extent different from GAAP and required by any Regulatory Authority or to which Foundation Bancorp and the Bank are subject) and to maintain asset accountability. Foundation Bancorp has disclosed, based on its most recent evaluation prior to the date hereof, to its independent auditors and the audit committee of the Foundation Bancorp Board (1) any deficiencies, significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and has identified for its independent auditors any deficiencies, significant deficiencies or material weaknesses in such internal controls, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls, or controls over financial reporting.

(g) Section 4.3(g) of the Foundation Bancorp Disclosure Schedule sets forth a true and complete list of all entities affiliated with Foundation Bancorp or any Foundation Bancorp Subsidiary, including without limitation, all special purpose entities, limited purpose entities and qualified special purpose entities in which Foundation Bancorp or any Foundation Bancorp Subsidiary has an economic or management interest. Section 4.3(g) of the Foundation Bancorp Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such affiliated entity, Foundation Bancorp, any Foundation Bancorp Subsidiary, and any executive officer or director of Foundation Bancorp or any Foundation Bancorp Subsidiary, that are not reflected in the consolidated financial statements of Foundation Bancorp (each, a “Foundation Bancorp Off Balance Sheet Transaction”), along with the following information with respect to each such Foundation Bancorp Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to Foundation Bancorp or any Foundation Bancorp Subsidiary; and (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require Foundation Bancorp or any Foundation Bancorp Subsidiary to fund any obligations under any such transaction.

4.4 Articles of Incorporation, Bylaws, Minutes. The copies of each of the Foundation Bancorp Articles, the Bank Articles, the Foundation Bancorp Bylaws, and the Bank Bylaws delivered to PCC and included in Section 4.4 of the Foundation Bancorp Disclosure Schedule are true and correct copies of such documents. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is in violation of any provision of its respective Articles or Bylaws. The minute books of each of Foundation Bancorp and the Foundation Bancorp Subsidiaries contain minutes of all meetings and all consents evidencing actions taken without a meeting by its respective Board of Directors (and any committees thereof) and by its respective shareholders that have been approved since January 1, 2014, and such minutes and consents are accurate in all material respects. Foundation Bancorp has delivered to PCC true, correct and complete copies of the minute books of Foundation Bancorp and each Foundation Bancorp Subsidiary from January 1, 2014 through the date hereof.

4.5 No Holding Company or Joint Ventures; Subsidiaries. Other than Foundation Bancorp, no corporation or other entity is registered, or is required to be registered, as a bank holding company under the Bank Holding Company Act of 1956, as amended, because of ownership or control of the Bank. Section 4.5 of the Foundation Bancorp Disclosure Schedule sets forth a list of each Foundation Bancorp Subsidiary, together with the jurisdiction of organization of each such Foundation Bancorp Subsidiary. Foundation Bancorp owns, directly or indirectly, all of the issued and outstanding equity securities of each Foundation Bancorp Subsidiary, and no equity securities of any Foundation Bancorp Subsidiary are or may become required to be issued (other than to Foundation Bancorp or a Foundation Bancorp Subsidiary wholly-owned by Foundation Bancorp) by reason of any Right or otherwise. There are no contracts, commitments, understandings or arrangements by which any Foundation Bancorp Subsidiary is or may be bound to sell, encumber or otherwise transfer any equity securities of any such Foundation Bancorp Subsidiary (other than to Foundation Bancorp or a Foundation Bancorp Subsidiary wholly-owned by Foundation Bancorp), and there are no contracts, commitments, understandings, or arrangements relating to Foundation Bancorp’s rights to vote or to dispose of or to encumber such securities. All the equity securities of each Foundation Bancorp Subsidiary held by Foundation Bancorp or by a Foundation Bancorp Subsidiary are fully paid and non-assessable and are owned by Foundation Bancorp or a Foundation Bancorp Subsidiary free and clear of any Liens. Except as Previously Disclosed, Foundation Bancorp does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than the Foundation Bancorp Subsidiaries. Each Foundation Bancorp Subsidiary has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect.

4.6 Books and Records. To the Knowledge of Foundation Bancorp, books and records of each of Foundation Bancorp and the Foundation Bancorp Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and corporate requirements.

4.7 Legal Proceedings. There is no material action, suit, audit, proceeding, claim or investigation (whether judicial, arbitral, administrative or other) pending or, to the Knowledge of Foundation Bancorp, threatened against or affecting Foundation Bancorp or any Foundation Bancorp Subsidiary, nor is there any material Order of any Governmental Authority or arbitrator outstanding against Foundation Bancorp or any Foundation Bancorp Subsidiary, other than as disclosed in Section 4.7 of the Foundation Bancorp Disclosure Schedule.

4.8 Compliance with Laws.

(a) Except as set forth on Section 4.8(a) of the Foundation Bancorp Disclosure Schedule, each of Foundation Bancorp and the Foundation Bancorp Subsidiaries is, and the operations of each of Foundation Bancorp and the Foundation Bancorp Subsidiaries have been conducted at all times since December 31, 2013, in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (“CRA”) (which includes a CRA rating of the Bank of “Satisfactory” or better), the Consumer Credit Protection Act, the Home Mortgage Disclosure Act, Fair Credit Reporting Act, Truth-in-Lending Act, Regulation Z promulgated by the CFPB, the Real Estate Settlement Procedures Act of 1974, the Electronic Funds Transfer Act, and all other applicable fair lending, fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting laws and other laws relating to discriminatory business practices.

(b) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has and maintains in full force and effect all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted except where the failure to maintain any such permits, licenses, authorizations, orders and approvals, or make any such filing, application or registration, would not reasonably be expected to have a Material Adverse Effect; and, to Foundation Bancorp’s Knowledge, no suspension or cancellation of any permits, licenses, authorizations, order or approvals of Foundation Bancorp or any Foundation Bancorp Subsidiary is threatened.

(c) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has received, since December 31, 2013, any notification or communication from any Governmental Authority (A) asserting that Foundation Bancorp or any Foundation Bancorp Subsidiary is not in material compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Foundation Bancorp’s Knowledge, do any grounds for any of the foregoing exist); (C) placing any material restriction on the business or properties of Foundation Bancorp or any of the Foundation Bancorp Subsidiaries that currently remains in effect; or (D) threatening or contemplating revocation, or limitation of, or which would have the effect of revoking or limiting, the Bank’s deposit insurance.

(d) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries is in material compliance with any applicable servicing or any other requirements of the FHA, VA, FNMA, GNMA, FHLMC, SBA or any private mortgage insurer which insured or guaranteed any loans owned by Foundation Bancorp or any Foundation Bancorp Subsidiary or as to which either has sold to other investors, and with respect to such loans neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has done or failed to do, or caused to be done or omitted to be done, any act the effect of which act or omission impairs or invalidates (i) any FHA insurance or commitments of the FHA to insure, (ii) any VA guarantee or commitment of the VA to guarantee, (iii) any SBA guarantees or commitments of the SBA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, or (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended.

(e) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary serves in the capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor does Foundation Bancorp or any Foundation Bancorp Subsidiary act as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

(f) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is a registered broker-dealer under the Exchange Act or any state law or is required to be so registered.

4.9 Regulatory Matters. Except as set forth in Section 4.9 of the Foundation Bancorp Disclosure Schedule, neither Foundation Bancorp, nor any Foundation Bancorp Subsidiary nor any of their respective properties is a party to or is subject to any Order, agreement, memorandum of understanding, board resolution or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities. There are no unresolved violations or recommendations set forth in any report relating to any examinations or inspections by any Regulatory Authority of Foundation Bancorp or any Foundation Bancorp Subsidiary. Foundation Bancorp and the Foundation Bancorp Subsidiaries have fully resolved all “matters requiring attention”, “matters requiring immediate attention” or similar items as identified by any such Regulatory Authority. Except as set forth in Section 4.9 of the Foundation Bancorp Disclosure Schedule, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has been advised in writing by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Order, agreement, memorandum of understanding, commitment letter, supervisory letter, recommendations, or similar submission nor, to Foundation Bancorp’s Knowledge, has any Regulatory Authority commenced an investigation in connection therewith. Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries are, and there has not been any event or occurrence since December 31, 2013, that would reasonably be expected to result in a determination that the Bank is not, “well capitalized” as defined under the Prompt Corrective Action regulations of the FDIC (12 C.F.R. Part 325 Subpart B).

4.10 Loans. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Foundation Bancorp, each loan reflected as an asset in the Foundation Bancorp Financial Statements (collectively, the “Foundation Loans”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is a party to a loan, including any loan guaranty, with any director or officer of Foundation Bancorp or any Foundation Bancorp Subsidiary, or with any 5% or greater shareholder of Foundation Bancorp, or any Person controlling, controlled by or under common control with any of the foregoing, other than as disclosed in Section 4.10 of the Foundation Bancorp Disclosure Schedule. All loans and extensions of credit that have been made by Foundation Bancorp or any Foundation Bancorp Subsidiary that are subject to Section 22(h) of the Federal Reserve Act, as amended, or to the FRB’s Regulation O, comply therewith. Section 4.10 of the Foundation Bancorp Disclosure Schedule sets forth a listing, as of March 31, 2016, by account, of: (A) all loans (including loan participations) of Foundation Bancorp or any Foundation Bancorp Subsidiary that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of Foundation Bancorp or any Foundation Bancorp Subsidiary that have been terminated by Foundation Bancorp or any Foundation Bancorp Subsidiary during the past twelve (12) months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) each borrower, customer or other party which has notified Foundation Bancorp or any Foundation Bancorp Subsidiary during the past twelve (12) months of, or has asserted against Foundation Bancorp or any Foundation Bancorp Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to Foundation Bancorp’s Knowledge, each borrower, customer or other party which has given Foundation Bancorp or any Foundation Bancorp Subsidiary any oral notification of, or orally asserted to or against Foundation Bancorp or any Foundation Bancorp Subsidiary, any such claim; (D) all loans (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (4) that are or should be classified as “troubled debt restructurings” under GAAP, or (5) where a specific reserve allocation exists in connection therewith; and (E) all assets classified by Foundation Bancorp as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

4.11 Commitments. Section 4.11 of the Foundation Bancorp Disclosure Schedule sets forth a list of each outstanding commitment, including outstanding letters of credit, repurchase agreements and unfunded agreements to lend of Foundation Bancorp or any Foundation Bancorp Subsidiary, as of March 31, 2016, in an amount of $1,000,000 or more.

4.12 Investment Securities; BOLI. (a) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Foundation Bancorp or such Foundation Bancorp Subsidiary, and except for such defects of title or Liens that would not be material to Foundation Bancorp and the Foundation Bancorp Subsidiaries and restrictions on transfer under the federal securities laws. Such securities are valued on the books of Foundation Bancorp and the Foundation Bancorp Subsidiaries in accordance with GAAP. Since December 31, 2015, except as Previously Disclosed, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has sold any investment securities at a gain, except as necessary to provide liquidity, manage interest rate risk, or as otherwise consistent with past practices. Foundation Bancorp and the Foundation Bancorp Subsidiaries employ investment, securities risk management and other policies, practices and procedures which, to Foundation Bancorp’s Knowledge, are prudent and reasonable in the context of such businesses.

(b) Section 4.12 of the Foundation Bancorp Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Foundation Bancorp or any Foundation Bancorp Subsidiary, including the cash surrender value of the BOLI. Foundation Bancorp has taken all actions necessary to comply in all material respects with applicable law in connection with the purchase of such BOLI. The value of such BOLI is and has been fairly and accurately reflected in all material respects in the December 31, 2015 balance sheet of Foundation Bancorp. Except as set forth on Section 4.12 of the Foundation Bancorp Disclosure Schedule, other than Foundation Bancorp or any Foundation Bancorp Subsidiary, no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom, and there is no split dollar or similar benefit under any such BOLI. As of the date hereof, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has any outstanding borrowings secured in whole or part by its BOLI.

4.13 Environmental Matters. To Foundation Bancorp’s Knowledge, except as set forth in Section 4.13 of the Foundation Bancorp Disclosure Schedule, neither the conduct nor operation of Foundation Bancorp nor any Foundation Bancorp Subsidiary nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), (collectively, the “Foundation Bancorp Property”), violates or violated, or has resulted in any liability under, any Environmental Laws and, to Foundation Bancorp’s Knowledge, no condition has existed or event has occurred with respect to any of them that, with notice or the passage of time, or both, could reasonably be expected to violate or result in liability under any Environmental Laws. To Foundation Bancorp’s Knowledge, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has generated, used, manufactured, treated, stored, released or disposed of any Hazardous Material in, on, at, under or about any property presently or previously owned, leased or operated by any of them in violation of, or in a manner which has resulted in any liability under, any Environmental Law. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has received any written notice from any Governmental Authority, or, to the Knowledge of Foundation Bancorp, any Person, that Foundation Bancorp or any Foundation Bancorp Subsidiary or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them: (i) are in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Hazardous Materials at, on, beneath, or originating from any such property; or (ii) were in violation or otherwise were alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Hazardous Materials at, on, beneath, or originating from any such property, which (with respect to properties subject to this subsection (ii)) would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect with respect to Foundation Bancorp. Neither Foundation Bancorp nor

any Foundation Bancorp Subsidiary is the subject of any action, claim, litigation, dispute, investigation or other proceeding with respect to violations of, or liability under, any Environmental Law. Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries have timely filed all reports and notifications required to be filed with respect to all of its operations and properties presently or previously owned, leased or operated by any of them and has generated and maintained all required records and data under all applicable Environmental Laws. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Foundation Bancorp, there has been no presence, use, generation, handling, treatment, storage, release, threatened release, migration or disposal of Hazardous Material on the Foundation Bancorp Property.

4.14 No Material Adverse Effect; Other Changes. Since December 31, 2015, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has suffered a change in its business, financial condition or results of operations that has had or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since December 31, 2015, except as set forth in Section 4.14 of the Foundation Bancorp Disclosure Schedule, no cash, stock or other dividends, or other distributions with respect to capital stock, have been declared or paid by Foundation Bancorp, nor has Foundation Bancorp purchased or redeemed any of its shares since December 31, 2015.

4.15 Regulatory Approvals; No Defaults.

(a) No material consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Foundation Bancorp or any Foundation Bancorp Subsidiary in connection with the execution, delivery or performance by Foundation Bancorp or any Foundation Bancorp Subsidiary of this Agreement or to consummate the Merger or the Bank Merger except for: (1) filings of applications, notices and this Agreement or the Bank Plan of Merger or Bank Articles of Merger with, or requests for approvals or waivers from, as applicable, the Oregon Director, the Washington Director, the FDIC and the FRB; (2) the filing of the Holding Company Plan of Merger with the Oregon Secretary of State and the filing of the Holding Company Articles of Merger with the Washington Secretary of State; (3) the notification of FINRA under Rule 6490 of a “company-related action”; (4) the filing with the SEC of the Prospectus/Proxy Statement and the Registration Statement and declaration of effectiveness of the Registration Statement; and (5) the approval of the Merger by the affirmative vote of two-thirds of the outstanding shares of the Foundation Bancorp Common Stock (including the Foundation Bancorp Restricted Stock) and the affirmative vote of a majority of the Foundation Bancorp Preferred Stock, entitled to vote thereon at the Foundation Bancorp Meeting, and as otherwise provided in the Foundation Bancorp Articles. As of the date hereof, Foundation Bancorp has no Knowledge of any reason why the approvals described in Section 8.1(c) hereof will not be received.

(b) Subject to compliance with the matters referred to in the preceding paragraph and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (1) constitute a material breach or material violation of, or a material default under, or give rise to any material Lien, any material acceleration of remedies or any material right of termination under, any Order, governmental permit or license, of Foundation Bancorp or any Foundation Bancorp Subsidiary, or to which Foundation Bancorp’s or any Foundation Bancorp Subsidiary’s respective properties is subject or bound, (2) constitute a breach or violation of, or a default under the Foundation Bancorp Articles or the Foundation Bancorp Bylaws or the Bank Articles or the Bank Bylaws, or (3) require any material consent or material approval under any such Order, governmental permit or license. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not constitute a material breach or violation of, or a material default under, or give rise to any material Lien, any material acceleration of remedies or any material right of termination under or require any material consent or approval under any agreement, indenture or instrument of Foundation Bancorp or any Foundation Bancorp Subsidiary or to which Foundation Bancorp’s or any Foundation Bancorp Subsidiary’s respective properties is subject or bound.

4.16 Corporate and Shareholder Approval of Agreement, Binding Obligations.

(a) Each of Foundation Bancorp and the Bank has all requisite corporate power to execute and deliver and, subject to the satisfaction of the conditions set forth in Section 8, perform its respective obligations under this Agreement, including the execution and filing of the Plan of Merger with the Secretary of State of the State of Oregon and the Articles of Merger with the Secretary of State of the State of Washington, and to consummate the Mergers in accordance with the terms of this Agreement. Subject to the affirmative vote of two-thirds of the outstanding shares of the Foundation Bancorp Common Stock (including the Foundation Bancorp Restricted Stock) and the affirmative vote of a majority of the outstanding shares of the Foundation Bancorp Preferred Stock, entitled to vote thereon, at the Foundation Bancorp Meeting, and as otherwise provided in the Foundation Bancorp Articles, which is the only Foundation Bancorp shareholder vote required to approve this Agreement pursuant to applicable Washington law, the Foundation Bancorp Articles and the Foundation Bancorp Bylaws, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Foundation Bancorp and the Bank, and will be authorized by all necessary corporate action of Foundation Bancorp as the sole shareholder of the Bank. Each of the Foundation Bancorp Board and the Bank Board, by unanimous vote, has duly adopted resolutions (1) determining that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, Foundation Bancorp or the Bank, as applicable, and their respective shareholders, (2) approving and adopting this Agreement and the transactions contemplated hereby and (3) directing that this Agreement be submitted to a vote of shareholders at a special meeting of shareholders and recommending that Foundation Bancorp shareholders or the Bank’s shareholder, as applicable, approve this Agreement.

(b) This Agreement has been duly executed and delivered by Foundation Bancorp and the Bank, and is a valid and legally binding obligation of each of Foundation Bancorp and the Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights and except as enforceability may be limited by Section 8(b)(6)(D) of the Federal Deposit Insurance Act).

4.17 Takeover Laws. Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”), including, without limitation, the State of Washington, applicable to it. Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of the Foundation Bancorp Articles or the Foundation Bancorp Bylaws, and the Bank Articles and the Bank Bylaws, concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, the “Takeover Provisions”). Foundation Bancorp has no shareholder rights plan, “poison pill” or similar plan.

4.18 Tax Matters.

(a) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries have duly and timely filed all Tax Returns required to be filed with respect to all applicable Taxes, and all such Tax Returns are true, correct and complete in all material respects.

(b) (1) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has timely paid all Taxes due and payable, whether or not shown on any Tax Return and whether or not a Tax Return was required to be filed, (2) each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has established reserves in the Foundation Bancorp Financial Statements for Taxes which are sufficient for the payment of all unpaid Taxes as of the dates thereof, whether or not such Taxes are disputed or are yet due and payable, for or with respect to the period covered by the Foundation Bancorp Financial Statements, and neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has any material liability for Taxes in excess of such reserves, (3) to Foundation Bancorp’s Knowledge, each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has withheld and paid to the proper taxing authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent consultant, creditor, member or other third party, (4) to Foundation Bancorp’s Knowledge, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has any material liability for Taxes payable for or with respect to any periods prior to and including the Effective Time in excess of the amounts actually paid prior to the Effective Time or reserved for in the Foundation Bancorp Financial Statements, other than for those liabilities for Taxes incurred in the ordinary course of business, and for which Foundation Bancorp has established adequate reserves, after the date of the Foundation Bancorp Financial Statements, and (5) to Foundation Bancorp’s Knowledge, no claim has ever been made by any taxing authority in any jurisdiction in which Foundation Bancorp or any Foundation Bancorp Subsidiary does not file Tax Returns that Foundation Bancorp or any Foundation Bancorp Subsidiary is or may be subject to taxation by that jurisdiction.

(c) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has furnished or otherwise made available to PCC true and correct copies of all Tax Returns for the taxable years beginning after December 31, 2010 and all written communications relating to any written deficiency or claim proposed and/or asserted in writing, irrespective of the outcome of such matter, but only to the extent such Tax Returns or items relate to tax years which are currently subject to an audit, investigation, examination or other proceeding that has not been concluded.

(d) (1) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is a party to any agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes (in each case, other than ancillary provisions in commercial agreements that do not relate primarily to Taxes entered into in the ordinary course of business), and (2) neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is, or has been, a member of an affiliated group filing consolidated or combined Tax Returns (other than an affiliated group of which Foundation Bancorp is, or was, the common parent) or otherwise has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or foreign law).

(e) (1) All deficiencies asserted or assessments made, in writing, as a result of any Tax audit, investigation, examination or other proceeding have been paid in full, (2) there are no current audits, investigations or examinations with respect to any Tax Returns of Foundation Bancorp or any Foundation Bancorp Subsidiary, and neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has received any written notice that any such audit, investigation or examination is threatened or pending, and (3) no waivers of or extensions of the statutes of limitation (with respect to collection or assessment of Taxes) have been given by or requested with respect to any Taxes of Foundation Bancorp or any Foundation Bancorp Subsidiary.

(f) (1) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has participated in a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation §1.6011-4(b)(1), and (2) there are no Liens for Taxes on any of the assets of Foundation Bancorp or any Foundation Bancorp Subsidiary other than Liens for current Taxes not yet due and (3) to the Knowledge of Foundation Bancorp, Foundation Bancorp and each Foundation Bancorp Subsidiary is in material compliance with, and their records contain all information and documents (including properly completed IRS Forms W-8 and W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(g) (1) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has been a party to any distribution occurring during the last three (3) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, (2) neither Foundation Bancorp nor any Foundation

Bancorp Subsidiary has entered into a written agreement with any taxing authority or is subject to an adjustment under Section 481(a) of the Code that would have a material impact on the calculation of Taxes after the Effective Time, (3) neither Foundation Bancorp nor any Foundation Bancorp Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income that would have a material impact on the calculation of Taxes after the Effective Time as a result of (A) any intercompany transactions or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax law), (B) the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting or the open transaction method of accounting, in each case as it relates to taxable income attributable to income that accrued in a prior taxable period but was not recognized in such period as a result of such method of accounting, or (C) any prepaid amount received on or prior to the Effective Date, and (4) neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is, has been within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code, or will be as of the Effective Date, a “United States real property holding corporation” (as that term is defined under Section 897 of the Code).

(h) Foundation Bancorp has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent, or could reasonably be expected to prevent, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.19 Real Property, Leased Personal Property. Except as set forth in Section 4.19 of the Foundation Bancorp Disclosure Schedule, each of Foundation Bancorp and the Foundation Bancorp Subsidiaries has good and marketable title, free and clear of all Liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected on the Foundation Bancorp Financial Statements as being owned by Foundation Bancorp or any Foundation Bancorp Subsidiary as of December 31, 2015, or acquired after such date, except (i) statutory Liens for amounts not yet due and payable, (ii) pledges to secure deposits and other Liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements, encumbrances, Liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business consistent with past practice, (v) Liens on properties acquired in foreclosure or on account of debts previously contracted, and (vi) all cashiers’, landlords’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens and construction liens and other similar liens imposed by law and incurred in the ordinary course of business that are being contested in good faith and have been bonded over as required and that would not individually or in the aggregate be materially adverse to the affected property subject to such Lien (collectively, “Permitted Liens”). All leases pursuant to which Foundation Bancorp or any Foundation Bancorp Subsidiary, as lessee, leases real or personal property (except for leases that have expired by their terms or that Foundation Bancorp or any Foundation Bancorp Subsidiary has agreed to terminate since the date hereof) are valid without default thereunder by the lessee or, to Foundation Bancorp’s Knowledge, the lessor. Section 4.19 of the Foundation Bancorp Disclosure Schedule includes a list of all of the real property owned or leased by each of Foundation Bancorp and the Foundation Bancorp Subsidiaries, and all real property held by each of Foundation Bancorp and the Foundation Bancorp Subsidiaries, as other real estate owned and the book value thereof (the “Foundation Bancorp Real Property”). All buildings and structures on the Foundation Bancorp Real Property, the equipment located thereon, and the real and personal property leased by each of Foundation Bancorp and the Foundation Bancorp Subsidiaries are in reasonable operating condition and repair (ordinary wear and tear excepted). The Foundation Bancorp Real Property is in material compliance with all applicable zoning laws and building codes. There are no pending or, to Foundation Bancorp’s Knowledge, threatened, condemnation proceedings against the Foundation Bancorp Real Property. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has received any written notices alleging violations of the Americans with Disabilities Act of 1990 (“ADA”) and all similarly motivated state and local laws (“Local Barriers Acts”) or the Occupational Health and Safety Act of 1970 (“OSHA”), any notices of claims made or threatened in writing regarding noncompliance with the ADA or Local Barriers Acts, or any written notices of any governmental or regulatory actions or investigations instituted or threatened regarding noncompliance with the ADA or Local Barriers Acts.

4.20 Insurance. Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries maintains, and has maintained for the two (2) years prior to the date of this Agreement, insurance underwritten by insurers of recognized financial responsibility, of the types and in the amounts that Foundation Bancorp and the Foundation Bancorp Subsidiaries reasonably believe are adequate for their respective businesses, including insurance covering all Foundation Bancorp Real Property and all personal property owned or leased by Foundation Bancorp or any of the Foundation Bancorp Subsidiaries against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, with such deductibles as are customary for companies in the same or similar business. Section 4.20 of the Foundation Bancorp Disclosure Schedule lists all policies and binders of insurance currently maintained in respect of the assets, properties, business, operations, employees, officers or directors of Foundation Bancorp and the Foundation Bancorp Subsidiaries (other than any policy maintained in connection with a Foundation Bancorp Plan) (collectively, the “Foundation Bancorp Insurance Policies”). True, correct and complete copies of all of the Foundation Bancorp Insurance Policies, and all written correspondence relating to any material claims made since December 31, 2013, under the Foundation Bancorp Insurance Policies, have been made available to PCC. All of the Foundation Bancorp Insurance Policies are in full force and effect, the premiums due and payable have been paid, and there is no breach or default (and, to Foundation Bancorp’s Knowledge, no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute such a breach or default) by Foundation Bancorp or any of the Foundation Bancorp Subsidiaries under any of the Foundation Bancorp Insurance Policies or, to the Knowledge of Foundation Bancorp, by any other party to the Foundation Bancorp Insurance Policies, except for any such breach or default that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Foundation Bancorp and the Foundation Bancorp Subsidiaries, taken as a whole. Neither Foundation Bancorp nor any of the Foundation Bancorp Subsidiaries has received any written notice of cancellation or non-renewal of any Foundation Bancorp Insurance Policy nor, to the Knowledge of Foundation Bancorp, is the termination of any such policy or policies threatened.

4.21 Intellectual Property. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect:

(a) Except as set forth on Section 4.21 of the Foundation Bancorp Disclosure Schedule, Foundation Bancorp and the Foundation Bancorp Subsidiaries own or otherwise have the right to use all (i) United States and foreign patents, patent applications and statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof; (ii) copyrightable works, the copyrights therein and thereto (including copyrights in software and databases), and all applications therefor, and all renewals, extensions, restorations and reversions thereof; (iii) know-how, trade secrets, inventions, discoveries and other unpatented or unpatentable proprietary or confidential information, including systems, methods or procedures (collectively, “Trade Secrets”); and (iv) trademarks, service marks, trade names, trade dress, logos, corporate names, domain names and symbols, slogans and other indicia of source or origin, including the goodwill of the business symbolized thereby or associated therewith (collectively, “Proprietary Rights”) material to the conduct of the business of Foundation Bancorp and the Foundation Bancorp Subsidiaries as now conducted.

(b) Section 4.21 of the Foundation Bancorp Disclosure Schedule sets forth a true and complete list of all material registered and applied-for Proprietary Rights that are owned or purported to be owned by Foundation Bancorp or any of the Foundation Bancorp Subsidiaries as of the date hereof (together with all other Proprietary Rights owned by or purported to be owned by Foundation Bancorp or any of the Foundation Bancorp Subsidiaries, the “Foundation Bancorp Proprietary Rights”). Either Foundation Bancorp or one of the Foundation Bancorp Subsidiaries exclusively owns each of the Foundation Bancorp Proprietary Rights, free and clear of all Liens, other than Permitted Liens. To the Knowledge of Foundation Bancorp, the Foundation Bancorp Proprietary Rights are valid, subsisting and enforceable. To the Knowledge of Foundation Bancorp, neither Foundation Bancorp nor any of the Foundation Bancorp Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person in any Proprietary Rights, nor to the Knowledge of Foundation Bancorp has Foundation Bancorp or any of the Foundation Bancorp Subsidiaries since December 31, 2013, infringed, misappropriated or otherwise violated the rights of any Person in any Proprietary Rights and, to the Knowledge

of Foundation Bancorp, no Person is infringing, misappropriating or violating, nor has any Person infringed, misappropriated or violated since December 31, 2013, any of the Foundation Bancorp Proprietary Rights.

(c) Except as Previously Disclosed, since December 31, 2013, no charges, claims, proceedings or litigation have been asserted or, to the Knowledge of Foundation Bancorp, threatened against Foundation Bancorp or any of the Foundation Bancorp Subsidiaries contesting the ownership, enforceability, or validity of any of the Foundation Bancorp Proprietary Rights or challenging or questioning the right of Foundation Bancorp and the Foundation Bancorp Subsidiaries to use the Proprietary Rights of any Person, and, to the Knowledge of Foundation Bancorp, no valid basis exists for the assertion of any such charge, claim, proceeding or litigation.

(d) All licenses and other Contracts to which Foundation Bancorp or any of the Foundation Bancorp Subsidiaries is a party relating to Proprietary Rights are in full force and effect and constitute valid, binding and enforceable obligations of Foundation Bancorp or such Foundation Bancorp Subsidiary (except as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general applicability relating to or affecting creditors’ rights, as the case may be, and there have not been and there currently are not any defaults (or any event which, with notice or lapse of time, or both, would constitute a default) by Foundation Bancorp or any of the Foundation Bancorp Subsidiaries under any license or other Contract affecting Proprietary Rights used in or necessary for the conduct of the business of Foundation Bancorp or any of the Foundation Bancorp Subsidiaries as now conducted or as would reasonably be expected to be conducted in the future consistent with general banking business in the United States.

(e) The validity, continuation and effectiveness of all licenses and other Contracts relating to the Proprietary Rights used in or necessary for the conduct of the business of Foundation Bancorp and the Foundation Bancorp Subsidiaries as now conducted, the current terms thereof, and the rights of Foundation Bancorp or any of the Foundation Bancorp Subsidiaries in and to the Foundation Bancorp Proprietary Rights will not be adversely affected by the consummation of the transactions contemplated by this Agreement. Foundation Bancorp and the Foundation Bancorp Subsidiaries have taken commercially reasonable measures to protect the Proprietary Rights used in their businesses, including the confidentiality and value of all Trade Secrets that are owned, used or held by Foundation Bancorp and the Foundation Bancorp Subsidiaries, including by maintaining policies that require employees, licensees, consultants or other third parties with access to such Trade Secrets to keep such Trade Secrets confidential (the “Confidentiality Policies”). To the Knowledge of Foundation Bancorp, such Confidentiality Policies have not been violated by any employees, licensees, consultants or other third parties who have been granted access to such Trade Secrets.

(f) The computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, network equipment, data communication lines and all other computerized or information technology equipment (collectively, the “IT Assets”) of Foundation Bancorp and the Foundation Bancorp Subsidiaries operate and perform in accordance with their documentation and functional specifications and otherwise as required by Foundation Bancorp and the Foundation Bancorp Subsidiaries in connection with their business, and have not malfunctioned or failed within the past two (2) years. To the Knowledge of Foundation Bancorp, since December 31, 2012, no Person has gained unauthorized access to the IT Assets. Foundation Bancorp and the Foundation Bancorp Subsidiaries have implemented and have verifiable functionality of reasonable identity management, backup, archive, security and disaster recovery technology and processes consistent with industry practices. Foundation Bancorp and the Foundation Bancorp Subsidiaries have taken commercially reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of confidential employee, customer financial and other information, and are compliant with all applicable law with respect to data protection and privacy.

4.22 Material Contracts and Agreements; Defaults.

(a) Except as set forth in Section 4.22 of the Foundation Bancorp Disclosure Schedule, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is a party to or bound by any Contract (other than

Foundation Loans in the ordinary course of business not in excess of $2,000,000 in aggregate principal amount per Foundation Loan): (1) involving commitments to others to make capital expenditures or purchases or sales in excess of $100,000 in any one case in any period of twelve (12) consecutive months; (2) relating to any direct or indirect indebtedness for borrowed money except as a creditor in the ordinary course of business (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit), or any conditional sales contracts, chattel mortgages, equipment lease agreements and other security arrangements with respect to personal property, other than contracts entered into in the ordinary course of business consistent with past practice and policies; (3) any employment, severance, consulting or management services contract or any confidentiality or proprietary rights contract with any employee or other service provider of or to Foundation Bancorp or any Foundation Bancorp Subsidiary; (4) containing covenants limiting the freedom of Foundation Bancorp or any Foundation Bancorp Subsidiary to compete in any line of business or with any individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity or in any area or territory; (5) any partnership, joint venture, limited liability company arrangement or other similar agreement; (6) any material license agreement, either as licensor or licensee, or any other contract of any type relating to any Trade Secrets or Proprietary Rights; (7) any arrangement under which Foundation Bancorp or any Foundation Bancorp Subsidiary has advanced or loaned any amount to any of its directors, officers, and employees; (8) whether exclusive or otherwise, with any sales agent, representative, franchisee or distributor involving money or property, other than Contracts entered into in the ordinary course of business consistent with past practice and policies; (9) other than this Agreement and the ancillary agreements being executed in connection with this Agreement, providing for the acquisition or disposition of any portion of Foundation Bancorp or any Foundation Bancorp Subsidiary; (10) that requires the payment of royalties; (11) under which the consequences of a breach, violation or default could reasonably be expected to have a Material Adverse Effect on Foundation Bancorp or any Foundation Bancorp Subsidiary or to prohibit or delay the consummation of the transactions contemplated by this Agreement; (12) pursuant to which Foundation Bancorp or any Foundation Bancorp Subsidiary has any obligation to share revenues or profits derived from Foundation Bancorp or any Foundation Bancorp Subsidiary with any other entity; (13) between Foundation Bancorp or any Foundation Bancorp Subsidiary, on the one hand, and any officer, director, employee or consultant of Foundation Bancorp or any Foundation Bancorp Subsidiary, or any natural person related by blood or marriage to such natural person, on the other hand, other than Foundation Bancorp Plans; (14) that would entitle any present or former director, officer, employee or agent of Foundation Bancorp or any Foundation Bancorp Subsidiary to indemnification or contribution from Foundation Bancorp or any Foundation Bancorp Subsidiary; (15) that gives rise to, or accelerates the vesting or payment of, any benefits to any other Person as a result of the consummation of the Mergers; and (16) any other legally binding contract not of the type covered by any of the other items of this Section 4.22 involving money or property and having an obligation on the part of Foundation Bancorp or any Foundation Bancorp Subsidiary in excess of $100,000 in the aggregate in any period of twelve (12) consecutive months.

(b) All of the Material Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights (1) as to Foundation Bancorp or any Foundation Bancorp Subsidiary, as the case may be, and (2) to Foundation Bancorp’s Knowledge, as to the other parties to such Material Contracts. Except as disclosed in Section 4.22 of the Foundation Bancorp Disclosure Schedule, Foundation Bancorp or any Foundation Bancorp Subsidiary, and to Foundation Bancorp’s Knowledge, each other party to the Material Contracts, has in all material respects performed and is in all material respects performing all obligations required to be performed by it under the Material Contracts. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary nor, to Foundation Bancorp’s Knowledge, another party, is in violation, breach or default of any material obligation, condition or covenant under any of the Material Contracts, and neither Foundation Bancorp nor any Foundation Bancorp Subsidiary nor, to Foundation Bancorp’s Knowledge, another party, has received any written notice that any of the Material Contracts will be terminated or will not be renewed. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has received from or given to any other Person any notice of default or other violation under any of the Material Contracts, nor, to Foundation Bancorp’s Knowledge, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a default thereunder, in each case which would be material to Foundation Bancorp.

4.23 Employee Benefits.

(a) Section 4.23(a) of the Foundation Bancorp Disclosure Schedule contains a true and complete list of each Foundation Bancorp Plan. “Foundation Bancorp Plan” shall mean any Employee Benefit Plan sponsored, maintained, contributed to or required to be contributed to, by Foundation Bancorp, or as to which Foundation Bancorp has or may have any liability or obligation, contingent or otherwise, whether written or not.

(b) Except as disclosed in Section 4.23(b) of the Foundation Bancorp Disclosure Schedule or as contemplated by this Agreement, there are no Contracts, arrangements or commitments maintained or agreed to by either Foundation Bancorp, or provisions of any Foundation Bancorp Plans that provide for or could result in the payment to any current or former Foundation Bancorp employee, officer or director of any money or other property rights, or accelerate the vesting or payment of such amounts or rights to any such person, or result in an increase in benefits otherwise payable under any Foundation Bancorp Plan, as a result of the execution of this Agreement or the consummation of transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). No such payment or acceleration set forth in Section 4.23(b) of the Foundation Bancorp Disclosure Schedule constitutes or could reasonably be characterized as an “excess parachute payment” within the meaning of Code Section 280G, and Foundation Bancorp has made available to PCC true and complete copies of Code Section 280G calculations prepared with respect to each disqualified individual in connection with such transactions. Foundation Bancorp does not have any obligation to reimburse any person for any income tax or penalty that would otherwise be payable by that person under Code Section 4999 or 409A.

(c) Except as set forth in Section 4.23(c) of the Foundation Bancorp Disclosure Schedule, neither Foundation Bancorp nor any entity which is considered one employer with Foundation Bancorp as determined under Section 414(a), (b), (c), (m) or (o) of the Code or Section 4001 of ERISA (“ERISA Affiliate”) has maintained, contributed to, or been required to contribute to, a single-employer pension benefit plan that is subject to title I, subtitle B, part 3 of ERISA or Section 412 of the Code in the six (6) years prior to the date hereof.

(d) Foundation Bancorp and, to the Knowledge of Foundation Bancorp, all persons having fiduciary responsibilities or duties with respect to any Foundation Bancorp Plan, are, and have since inception been, in substantial compliance with, and each such Foundation Bancorp Plan is and has been operated substantially in accordance with, its provisions and in compliance in all material respects with the applicable laws, rules, regulations, interpretations and guidelines governing such Foundation Bancorp Plan, including, without limitation, the rules, regulations, interpretations and guidelines promulgated by the Department of Labor, the PBGC and the Internal Revenue Service under ERISA or the Code. Each Foundation Bancorp Plan that is intended to be tax-qualified has a currently effective favorable determination or may rely on a currently effective favorable opinion from the Internal Revenue Service as to the Plan’s qualification under the Code, and to the Knowledge of Foundation Bancorp, no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code. No Foundation Bancorp Plan is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA, a “multiple employer plan,” as described in Section 413(c) of the Code, or a “multiple employer welfare arrangement,” as such term is defined in Section 3(40)(A) of ERISA. All contributions or other amounts payable by Foundation Bancorp as of the date hereof with respect to each Foundation Bancorp Plan in respect of current or prior plan years have been timely paid when due, or accrued in accordance with GAAP, and there are no pending or, to the Knowledge of Foundation Bancorp, threatened or anticipated, claims (other than routine claims for benefits) by, on behalf of or against any Foundation Bancorp Plan, or any trusts related thereto. Except to the extent limited by applicable law or prohibited by the terms of an individual agreement, each Foundation Bancorp Plan may be amended, terminated or otherwise discontinued

after the Closing in accordance with its terms without material liability to PCC, PCB, Foundation Bancorp or any Foundation Bancorp Subsidiary (other than ordinary administrative expenses (including administrative-related termination expenses) with respect to accrued benefits thereunder).

(e) All reports required by any government agency and disclosures to participants with respect to each Welfare Benefit Plan have been timely made or filed. Except as set forth in Section 4.23(e) of the Foundation Bancorp Disclosure Schedule, no Foundation Bancorp Plan provides, has liability to provide, or has promised or contracted to provide, welfare benefits, including without limitation, death or medical benefits (whether or not insured), with respect to current or former employees, officers or directors of Foundation Bancorp or any ERISA Affiliate beyond their retirement or other termination of service, other than (1) coverage mandated by applicable law, (2) any deferred compensation benefits properly accrued as liabilities on the books of Foundation Bancorp, (3) benefits the full cost of which is borne by the current or former employee, officer or director (or beneficiary thereof), or (4) benefits provided in connection with severance benefits.

(f) Neither Foundation Bancorp nor, to the Knowledge of Foundation Bancorp, any plan fiduciary of any Foundation Bancorp Plan, has engaged in any transaction in violation of Section 406(a) or (b) of ERISA for which no exemption exists under Section 408 of ERISA or for which no exemption has been granted by the Department of Labor or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or (d) of the Code or for which no exemption has been granted by the Internal Revenue Service and that would be reasonably be expected to result in mutual liability of Foundation Bancorp. To the Knowledge of Foundation Bancorp, neither Foundation Bancorp nor any ERISA Affiliate has engaged in a transaction in connection with which Foundation Bancorp or any ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(g) With respect to each material Foundation Bancorp Plan, complete and correct copies of the following documents have been furnished to PCC, to the extent applicable:

(1) Each current Foundation Bancorp Plan, any related trust or other funding agreements;

(2) The most recent summary plan description and summary of material modifications of each current Foundation Bancorp Plan for which such summaries are required under ERISA;

(3) The most recent determination or opinion letters of the Internal Revenue Service for each Foundation Bancorp Plan for which such letters are required under the Code; and

(4) Annual Reports (on Form 5500 series) required to be filed by Foundation Bancorp or an ERISA Affiliate with any governmental agency for the last three (3) years ending prior to the Effective Date, including any audit reports and financial statements prepared in connection therewith.

(h) Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has (1) granted to any person an interest in a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) which interest has been or, upon the lapse of a substantial risk of forfeiture with respect to such interest, will be subject to tax imposed by Section 409A(a)(1)(B) or (b)(5) of the Code or (2) modified the terms of any “nonqualified deferred compensation plan” in a manner that could cause an interest previously granted under such plan to become subject to the tax imposed by Section 409A(a)(1)(B) or (b)(5) of the Code.

4.24 Labor and Employment Matters.

(a) No labor strike, dispute, slowdown or stoppage is currently pending, has occurred in the last two (2) years or, to the Knowledge of Foundation Bancorp, is threatened against Foundation Bancorp or any Foundation Bancorp Subsidiary, and, to the Knowledge of Foundation Bancorp, there is no activity involving employees of Foundation Bancorp or any Foundation Bancorp Subsidiary to certify a collective bargaining unit or engage in other organizational activity. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary

is a party to nor is Foundation Bancorp bound by any collective bargaining agreement, contract or other agreement or understanding with a trade union or labor organization, nor is Foundation Bancorp or any Foundation Bancorp Subsidiary the subject of a proceeding asserting that Foundation Bancorp or any Foundation Bancorp Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Foundation Bancorp or any Foundation Bancorp Subsidiary to bargain with any labor organization as to wages or conditions of employment.

(b) Section 4.24(b) of the Foundation Bancorp Disclosure Schedule sets forth a true and complete list of all employees of Foundation Bancorp and any Foundation Bancorp Subsidiaries, and includes each employee’s name, title, department, work location, status (e.g., full- or part-time or temporary), overtime classification (e.g., exempt or non-exempt), date of commencement of employment, rate of all regular compensation, rate of any bonus (including type of bonus) or any other compensation, whether the employee is on leave (and if so, the category of leave) and the employee’s accrued vacation and sick leave. Foundation Bancorp and the Foundation Bancorp Subsidiaries do not employ any person who has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to the employee or liability to the employee (other than for salary or wages for time worked and benefits disclosed in Section 4.24(b) of the Foundation Bancorp Disclosure Schedule).

(c) Section 4.24(c) of the Foundation Bancorp Disclosure Schedule sets forth a true and complete list of all independent contractors and consultants (collectively, “Consultants”) to Foundation Bancorp or any Foundation Bancorp Subsidiary, and includes each Consultant’s name, date of commencement, and rate of all regular, bonus or any other compensation payable. Except as disclosed in Section 4.24(c) of the Foundation Bancorp Disclosure Schedule, all Consultants can be terminated immediately and without prior notice to the Consultant or liability to the Consultant.

(d) Foundation Bancorp and each of the Foundation Bancorp Subsidiaries is and has been in compliance in all material respects with all applicable laws and regulations respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors.

(e) Foundation Bancorp and each of the Foundation Bancorp Subsidiaries has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees or Consultants, and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course, consistent with past practice). There are no pending claims against Foundation Bancorp or any Foundation Bancorp Subsidiary under any workers’ compensation plan or policy or for short- or long-term disability, except as set forth in Section 4.24(e) of the Foundation Bancorp Disclosure Schedule.

(f) There are no legal actions or labor grievances pending or, to Foundation Bancorp’s Knowledge, threatened, against or by Foundation Bancorp or any Foundation Bancorp Subsidiary involving any current or former employees, Consultants, independent contractors or applicants. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has received notice of, nor to Foundation Bancorp’s Knowledge, does any Governmental Authority responsible for the enforcement of labor or employment laws intend to conduct, an investigation with respect to Foundation Bancorp or any Foundation Bancorp Subsidiary, and no such investigation is in progress.

(g) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 or any similar foreign, state or local law (the “WARN Act”), (1) neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the company, (2) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Foundation Bancorp or any Foundation Bancorp Subsidiary, (3) neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation and (4) none of the employees of Foundation Bancorp or any Foundation Bancorp Subsidiary has suffered an “employment loss” (as defined in the WARN Act) during the six (6) month period prior to the date hereof.

(h) There are no personnel manuals, handbooks, or material policies, rules or procedures applicable to employees of Foundation Bancorp or any Foundation Bancorp Subsidiary and the terms of their employment, other than those listed in Section 4.24(h) of the Foundation Bancorp Disclosure Schedule, true and complete copies of which have heretofore been made available to PCC.

(i) To Foundation Bancorp’s Knowledge, no employees of Foundation Bancorp or any Foundation Bancorp Subsidiary are in violation of any term of any employment contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Foundation Bancorp or any Foundation Bancorp Subsidiary because of the nature of the business conducted by Foundation Bancorp or any Foundation Bancorp Subsidiary or to the use of Trade Secrets or Proprietary Rights of others.

4.25 Allowance for Loan and Lease Losses. The Bank’s Allowance for Loan and Lease Losses, as established from time to time, equals or exceeds the amount required of Foundation Bancorp as determined (i) by internal policies and procedures of the Bank for determining the Allowance for Loan and Lease Losses; (ii) by applicable FDIC and Washington Director rules and guidance; and (iii) pursuant to GAAP. Since December 31, 2015, the Bank has not reversed any provision taken for loan or lease losses. The Bank has properly accounted for all impaired loans and leases in accordance with internal policies and in accordance with SFAS 114 in all material respects. The Allowance for Loan and Lease Losses reflected on the Foundation Bancorp Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP to provide for inherent losses on the outstanding loans and leases owned by Foundation Bancorp and on its off-balance sheet exposure.

4.26 Repurchase Agreements. With respect to all agreements pursuant to which Foundation Bancorp or any Foundation Bancorp Subsidiary has purchased securities subject to an agreement to resell, if any, Foundation Bancorp or such Foundation Bancorp Subsidiary has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.27 Interests of Directors and Others. Except as set forth in Section 4.27 of the Foundation Bancorp Disclosure Schedule, no officer or director of Foundation Bancorp or any Foundation Bancorp Subsidiary has any material interest in any assets or property (whether real or personal, tangible or intangible) of or used in the business of Foundation Bancorp or any such Foundation Bancorp Subsidiary other than as an owner of outstanding securities of Foundation Bancorp or deposit accounts of Foundation Bancorp, or as borrowers under loans fully performing in accordance with their terms, which terms are no more favorable to the obligor thereon than those available to unaffiliated parties made at or about the same time.

4.28 Brokers and Finders. No broker, agent, finder, consultant or other party (other than legal, compliance, loan auditors and accounting advisors) has been retained by Foundation Bancorp or is entitled to be paid based upon any agreements, arrangements or understandings made by Foundation Bancorp in connection with any of the transactions contemplated by this Agreement except for Keefe, Bruyette & Woods, Inc., which has been engaged by Foundation Bancorp to render certain financial advisory services and the Fairness Opinion (as hereinafter defined) pursuant to that certain engagement letter, dated December 15, 2015, a true and correct copy of which has been provided to PCC. The Board of Directors of Foundation Bancorp has received a fairness opinion (which, if initially rendered verbally, has been confirmed by a written opinion, dated the same date) (the “Fairness Opinion”) from Keefe, Bruyette & Woods, Inc., to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration to be received by Foundation Bancorp shareholders is fair to such shareholders from a financial point of view.

4.29 Bank Secrecy Act; Anti-Money Laundering and OFAC and Customer Information; Patriot Act; Transactions with Affiliates. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary is aware of, has been advised of, or has any reason to believe that any facts or circumstances exist, which would cause Foundation Bancorp or any Foundation Bancorp Subsidiary to be deemed, in any material respect, (i) to be operating in violation in any respect of the Bank Secrecy Act, the Patriot Act, any regulation, Order or rule issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation or any applicable economic sanctions statute, rule or regulation; or (ii) not to be in compliance with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Foundation Bancorp and the Foundation Bancorp Subsidiaries pursuant to 12 C.F.R. Part 364. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has any Knowledge of any facts or circumstances that would indicate that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause Foundation Bancorp or any Foundation Bancorp Subsidiary to undertake any material remedial action. Foundation Bancorp and the Foundation Bancorp Subsidiaries have adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act, and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder. Foundation Bancorp and the Foundation Bancorp Subsidiaries (i) have complied in all material respects with any requirements to file reports (including, without limitation, suspicious activity reports) and other necessary documents as required by the Patriot Act and the regulations thereunder, and (ii) timely and accurately filed in all material respects all currency transaction reports required by the Bank Secrecy Act. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary has entered into any “covered transactions” with affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

4.30 Risk Management Instruments. All material Derivative Transactions and other similar risk management arrangements, whether entered into for Foundation Bancorp’s or any Foundation Bancorp Subsidiary’s own account, or for the account of one or more of Foundation Bancorp’s or any Foundation Bancorp Subsidiary’s customers (all of which arrangements currently in effect are listed in Section 4.30 of the Foundation Bancorp Disclosure Schedule), were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Foundation Bancorp or such Foundation Bancorp Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights), and is in full force and effect. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary nor, to Foundation Bancorp’s Knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

4.31 Derivative Transactions. Except as would not reasonably be expected to result in a Material Adverse Effect:

(a) All Derivative Transactions entered into by Foundation Bancorp or for the account of any of its customers were entered into in accordance with applicable laws, rules, regulations, and regulatory policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Foundation Bancorp, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. Foundation Bancorp and, to the Knowledge of Foundation Bancorp, each of the applicable counterparties, have duly performed all of its obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of Foundation Bancorp, there are no breaches, violations or defaults, or allegations or assertions of such, by any party thereunder.

(b) No Derivative Transaction, were it to be a Loan held by Foundation Bancorp, would be classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or words of similar import. The financial position of Foundation Bancorp under or with respect to each such Derivative Transaction has been reflected in the books and records of Foundation Bancorp in accordance with GAAP consistently applied.

(c) For the purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

4.32 No Additional Representations. Except for the representations and warranties made in this Section 4, neither Foundation Bancorp nor any other Person makes any express or implied representation or warranty with respect to Foundation Bancorp, the Foundation Bancorp Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Foundation Bancorp hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Foundation Bancorp nor any other Person makes or has made any representation or warranty with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Foundation Bancorp, the Foundation Bancorp Subsidiaries, or their respective businesses or (ii) except for the representations and warranties made by Foundation Bancorp in this Section 4, any oral or written information presented to PCC, PCB or any of their respective affiliates or representatives in the course of their due diligence investigation, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

5. REPRESENTATIONS AND WARRANTIES OF PCC AND PCB.

Subject to Section 3 and except as Previously Disclosed in a paragraph of the PCC Disclosure Schedule corresponding to the relevant paragraph below or in any other paragraph of PCC’s Disclosure Schedule (so long as it is reasonably clear on the face of such disclosure that the disclosure in such other paragraph of the PCC Disclosure Schedule is also applicable to the section of the Agreement in question), each of PCC and PCB represents and warrants to Foundation Bancorp as follows:

5.1 Organization, Standing and Authority. PCC is an Oregon corporation duly organized and validly existing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. PCB is an Oregon state-chartered bank duly organized, validly existing, and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. PCB is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations promulgated thereunder, and the deposit accounts of PCB are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of PCC, threatened. Each of PCC and PCB is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.2 Authorized and Outstanding Stock and Other Rights.

(a) As of the date hereof, the authorized capital stock of PCC consists of: 50,000,000 shares of PCC Common Stock, of which 19,621,652 shares are issued and outstanding; and 20,000 shares of PCC Preferred Stock, none of which is issued and outstanding. As of the date hereof, the authorized capital stock of PCB consists of: 10,000,000 shares of Common Stock, of which one share is issued and outstanding and owned by PCC. The outstanding shares of PCC Common Stock and PCB Common Stock have been duly authorized, are validly issued, fully paid and non-assessable, and are not subject to any preemptive rights and were not issued in violation of any preemptive rights. As of the date hereof, other than 663,976 shares of PCC Common Stock issuable and reserved for issuance upon exercise of outstanding stock options and restricted stock units, there are no other shares of capital stock or other equity securities of PCC or PCB outstanding or reserved for issuance, and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock of PCC or PCB, or contracts, commitments, understandings, or arrangements by which PCC or PCB was or may become bound to authorize, issue or sell additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which holders of PCC Common Stock may vote are issued or outstanding.

(b) The shares of PCC Common Stock to be issued in exchange for shares of Foundation Bancorp Common Stock and Foundation Bancorp Preferred Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right.

5.3 Financial Reports and Securities Documents; Internal Controls.

(a) PCC’s Annual Report on Form 10-K for the year ended December 31, 2015 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2015 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, PCC’s “Securities Documents”) with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date; and each of the consolidated statements of financial condition contained in or incorporated by reference into any such Securities Documents (including the related notes and schedules thereto) fairly presents, or will fairly present, the consolidated financial position of PCC and PCB as of its date, and each of the consolidated statements of operations and shareholders’ equity and other comprehensive income and cash flows or equivalent statements in such Securities Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the consolidated results of operations, changes in shareholders’ equity and other comprehensive income and cash flows, as the case may be, of PCC and PCB for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

(b) Neither PCC nor PCB has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of PCC at December 31, 2015 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2015, which have either been Previously Disclosed or would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, or (iii) in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of each PCC and PCB are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of PCC (subject to PCC’s contract for service bureau and other technology services), PCB or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in subsection (d) below.

(d) Each of PCC and PCB maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences. PCC has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the Board of Directors of PCC (1) any deficiencies, significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect in any material respect its ability to record, process, summarize and report financial data and has identified for its auditors any deficiencies, significant deficiencies or material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls or controls over financial reporting.

(e) Since December 31, 2015, (A) through the date hereof, neither PCC nor PCB nor, to PCC’s Knowledge, any director, officer, employee, auditor, accountant or representative of PCC or PCB, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of PCC or PCB or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that PCC or PCB has engaged in questionable accounting or auditing practices, (B) no attorney representing PCC or PCB whether or not employed by PCC or PCB, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by PCC or PCB or any of their respective officers, directors, employees or agents to the Board of Directors of PCC, or any committee thereof or to any director or officer of PCC nor PCB, and (C) neither PCC or PCB has Knowledge of a material violation of securities laws, breach of fiduciary duty or similar violation by PCC or PCB or any of their respective officers, directors, employees or agents.

5.4 Articles of Incorporation and Bylaws. The copies of the articles of incorporation and the bylaws of PCC and of PCB delivered to Foundation Bancorp are true and correct copies of the articles of incorporation and bylaws of PCC and PCB, each as amended as of the date hereof. Neither PCC nor PCB is in violation of any provision of its respective articles of incorporation or bylaws.

5.5 Legal Proceedings. Except as Previously Disclosed, there is no action, suit, audit, proceeding, claim or investigation (whether judicial, arbitral, administrative or other) pending or, to the Knowledge of PCC, threatened against or affecting PCC or any PCC Subsidiary, nor is there any Order of any Governmental Authority or arbitrator outstanding against PCC or any PCC Subsidiary except, in each case, as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

5.6 Regulatory Matters. Neither PCC nor PCB nor any of their respective properties is a party to or is subject to any Order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities. There are no unresolved violations set forth in any report relating to any examinations or inspections by any Regulatory Authority of PCC or PCB. Neither PCC nor PCB has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission nor, to PCC’s Knowledge, has any Regulatory Authority commenced an investigation in connection therewith. PCC and PCB are “well capitalized” as defined under the Prompt Corrective Action regulations of the FDIC (12 C.F.R. Part 325 Subpart B), and the rating of PCB under the CRA is no less than “Satisfactory”.

5.7 Material Adverse Effect. Since December 31, 2015, neither PCC nor any PCC Subsidiary has suffered a change in its business, financial condition or results of operations that has had or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since December 31, 2015, other than in the ordinary course of business consistent with past practice, and the declaration and payment of regular cash dividends, no cash, stock or other dividends, or other distributions with respect to capital stock, have been declared or paid by PCC, nor has PCC purchased or redeemed any of its shares since December 31, 2015.

5.8 Regulatory Approvals; No Defaults.

(a) No material consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by PCC or PCB in connection with the execution, delivery or performance by PCC or PCB of this Agreement or to consummate the Mergers except for: (1) the filing of applications, notices, requests for waiver, this Agreement and the Bank Plan of Merger, as applicable, with the Oregon Director and the Washington Director, the FDIC and the FRB; (2) the filing of the Plan of Merger with the Oregon Secretary of State and the Articles of Merger with the Washington Secretary of State; (3) the filing with the SEC of the Prospectus/Proxy Statement and the Registration Statement and declaration of effectiveness of the Registration Statement; (4) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of PCC Common Stock pursuant to this Agreement; (5) such filings as are required to be made under the Exchange Act; and (6) receipt of the approvals or waivers set forth in Section 8.1(c). As of the date hereof, neither PCC nor PCB has any Knowledge of any reason why the approvals set forth in Section 8.1(c) would not be received.

(b) Subject to compliance with the matters referred to in the preceding paragraph and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (1) constitute a material breach or material violation of, or a material default under, or give rise to any material Lien, any material acceleration of remedies or any right of termination under, any Order, governmental permit or license of PCC or PCB or to which PCC or PCB or their respective properties is subject or bound, (2) constitute a breach or violation of, or a default under PCC’s or PCB’s articles of incorporation or bylaws, or (3) require any material consent or material approval under any such Order, governmental permit or license. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not constitute a material breach or violation of, or a material default under, or give rise to any material Lien, any material acceleration of remedies or any material right of termination under or require any material consent or approval under any agreement, indenture or instrument of PCC or any PCC Subsidiary or to which PCC’s or any PCC Subsidiary’s respective properties is subject or bound.

5.9 Corporate and Shareholder Approval of Agreement; Binding Obligations. PCC and PCB have all requisite corporate power to execute, deliver and perform their respective obligations under this Agreement. The execution, delivery and performance of this Agreement, and the transactions contemplated hereby, have been duly authorized by the Board of Directors of each of PCC and PCB and will be authorized by all necessary corporate action of PCC as the sole shareholder of PCB. No other corporate action on the part of PCC or PCB is required to authorize this Agreement or the Agreement of Merger or the consummation of the transactions contemplated thereby. This Agreement has been duly executed and delivered by PCC and PCB and, assuming the accuracy of each of Foundation Bancorp’s and the Foundation Bancorp Subsidiaries’ representations and warranties, constitutes the legal, valid and binding obligation of PCC and PCB enforceable against PCC and PCB in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

5.10 Brokers and Finders. No broker, agent, finder, consultant or other party (other than legal, compliance, loan auditors and accounting advisors) has been retained by PCC or PCB or is entitled to be paid based upon any agreements, arrangements or understandings made by PCC or PCB in connection with any of the transactions contemplated by this Agreement, except that PCC or PCB has engaged the firm of D.A. Davidson & Co. to act as its financial advisor in connection with the transactions contemplated by this Agreement.

5.11 Financial Ability. PCC has sufficient capital and liquidity to complete the Merger and fund the cash portion of the Merger Consideration.

5.12 Interests of Directors and Others. No officer or director of PCC or any PCC Subsidiary has any material interest in any assets or property (whether real or personal, tangible or intangible) of or used in the business of PCC or such PCC Subsidiary other than as an owner of outstanding securities of PCC or deposit accounts of PCC, or as borrowers under loans fully performing in accordance with their terms, which terms are no more favorable to the obligor thereon than those available to unaffiliated parties made at or about the same time.

5.13 Compliance with Laws.

(a) Each of PCC and the PCC Subsidiaries is, and the operations of each of PCC and the PCC Subsidiaries have been conducted at all times since December 31, 2013, in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, except for such noncompliance that has not had, or is unlikely to have, individually or in the aggregate, a Material Adverse Effect on PCC.

(b) Neither PCC nor any PCC Subsidiary has received, since December 31, 2013, any notification or communication from any Governmental Authority (A) asserting that PCC or any PCC Subsidiary is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to PCC’s Knowledge, do any grounds for any of the foregoing exist); (C) placing any restriction on the business or properties of PCC or any of the PCC Subsidiaries that currently remains in effect; or (D) threatening or contemplating revocation, or limitation of, or which would have the effect of revoking or limiting, PCB’s deposit insurance, except for such notification or communication that has not had, or is unlikely to have, individually or in the aggregate, a Material Adverse Effect on PCC.

(c) Each of PCC and the PCC Subsidiaries is in compliance with any applicable servicing or any other requirements of the FHA, VA, FNMA, GNMA, FHLMC, SBA or any private mortgage insurer which insured or guaranteed any loans owned by PCC or any PCC Subsidiary or as to which either has sold to other investors, and with respect to such loans neither PCC nor any PCC Subsidiary has done or failed to do, or caused to be done or omitted to be done, any act the effect of which act or omission impairs or invalidates (i) any FHA insurance or commitments of the FHA to insure, (ii) any VA guarantee or commitment of the VA to guarantee, (iii) any SBA guarantees or commitments of the SBA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, or (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended, except for such noncompliance that has not had, or is unlikely to have, individually or in the aggregate, a Material Adverse Effect on PCC.

5.14 Tax Matters (a) (1) Each of PCC and PCB has timely paid all material Taxes shown to be due on any such Tax Return except for Taxes being contested in good faith and for which adequate reserves have been established, (2) to PCC’s Knowledge, each of PCC and PCB has withheld and paid to the proper taxing authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent consultant, creditor, member or other third party, (3) to PCC’s Knowledge, neither PCC nor PCB has any material liability for Taxes payable for, or with respect to, any periods prior to, and including, the Effective Time, in excess of the amounts actually paid prior to the Effective Time or reserved for in the PCC’s financial statements, other than for those liabilities for Taxes incurred in the ordinary course of business, and for which PCC has established adequate reserves, and (4) to PCC’s Knowledge, no material claim has ever been made by any taxing authority in any jurisdiction in which PCC or PCB does not file Tax Returns that PCC or PCB is, or may be, subject to taxation by that jurisdiction.

(b) (1) All material deficiencies asserted, or material assessments made, in writing as a result of any Tax audit, investigation, examination or other proceeding have been resolved and/or paid in full, (2) there are no current audits, investigations or examinations with respect to any material Tax Return of PCC or PCB, and neither PCC nor PCB has received any written notice that any such audit, investigation or examination is threatened, and (3) no waivers, or extensions, of the statutes of limitation (with respect to the collection or assessment of Taxes) have been given, or requested, with respect to any material Tax of PCC or PCB.

(c) Neither PCC nor PCB has taken, or agreed to take, any action, and neither PCC nor PCB has any Knowledge of any agreement, plan or other circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

5.15 No Additional Representations. Except for the representations and warranties made in this Section 5, neither PCC nor any other Person makes any express or implied representation or warranty with respect to PCC or PCB, or their respective businesses, operation, assets, liabilities, conditions (financial or otherwise) or prospects, and PCC hereby disclaims any such other representation or warranties. In particular, without limiting the foregoing disclaimer, neither PCC nor any other Person makes or has made any representation or warranty with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to PCC or PCB, or their respective businesses or (ii) except for the representations and warranties made by PCC in this Section 5, any oral or written information presented to Foundation Bancorp, the Bank or any of their respective affiliates or representatives in the course of their due diligence investigation, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

6. COVENANTS OF FOUNDATION BANCORP AND THE FOUNDATION BANCORP SUBSIDIARIES.

6.1 Conduct of Business of Foundation Bancorp Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Foundation Bancorp shall, and shall cause each of the Foundation Bancorp Subsidiaries to, (a) conduct its business in the usual, regular and ordinary course consistent with past practice in all material respects, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, its rights, franchises and other authorizations issued by Regulatory Authorities, and its current relationships with customers,

Regulatory Authorities, employees and other persons with which it has beneficial business relationships, and (c) take no action that is intended to or would reasonably be expected to materially and adversely affect or materially delay the ability of either Foundation Bancorp or PCC to obtain any necessary approvals of any Regulatory Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby. Notwithstanding any other provision of this Agreement, the parties acknowledge and agree that neither PCC nor PCB shall be deemed to control Foundation Bancorp or the Bank by reason of having entered into this Agreement.

6.2 Forbearances of Foundation Bancorp and the Foundation Bancorp Subsidiaries; Adverse Actions. Except as expressly provided for in this Agreement, from the date hereof until the Effective Time, Foundation Bancorp covenants to PCC, for itself and on behalf of the Foundation Bancorp Subsidiaries, that, without first obtaining the written approval of PCC (which shall not be unreasonably withheld, conditioned or delayed), Foundation Bancorp will not, and will cause each Foundation Bancorp Subsidiary not to:

(a) amend, propose to amend or approve any amendment to the Foundation Bancorp Articles or Foundation Bancorp Bylaws, or propose or approve any amendment to the articles of incorporation or bylaws of any Foundation Bancorp Subsidiary;

(b) adjust, split, combine, reclassify, redeem, purchase or otherwise acquire any shares of capital stock (other than shares of Foundation Bancorp Common Stock reacquired to satisfy minimum statutory tax withholding due upon vesting of Foundation Bancorp Restricted Stock, in accordance with the Foundation Bancorp Stock Plan);

(c) set any record or payment dates for the payment of any dividends or distributions on its capital stock, or make, declare or pay any dividend or distribution (other than required dividends on the Foundation Bancorp Preferred Stock);

(d) issue, sell, deliver, grant or otherwise permit to become outstanding, or authorize the creation of, any: (i) shares of any class of stock of any Foundation Bancorp Subsidiary; (ii) shares of any class of stock of Foundation Bancorp (other than the 3,655,738 shares of Foundation Bancorp Common Stock (including Foundation Restricted Stock) outstanding as of the date hereof, and the 15,000 shares of Foundation Bancorp Preferred Stock outstanding as of the date hereof); (iii) securities convertible into any of such shares; or (iv) Rights;

(e) modify, accelerate vesting (except as may be required by the Foundation Bancorp Stock Plan or as contemplated by this Agreement), reprice, provide for a cash payment for, or extend the exercise date of any restricted stock or warrants or other rights to purchase or acquire shares;

(f) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles;

(g) except in the ordinary course of business consistent with past practice, borrow or incur any indebtedness for borrowed money;

(h) Knowingly incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any liabilities of any other Person;

(i) cancel or agree to cancel any debts or claims having a value in excess of $150,000;

(j) (1) enter into or terminate any Material Contract or amend or modify in any material respect any of its Material Contracts, or (2) willfully violate, commit a breach of or default under any Material Contract;

(k) (1) acquire an ownership or a leasehold interest in any real property, whether by foreclosure, deed in lieu of foreclosure or otherwise without making an environmental evaluation that, in its opinion, is required or reasonably appropriate; (2) other than in the ordinary course of business consistent with past practice (including other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), acquire all or any portion of the assets, business, deposits or properties of any other Person; or (3) sell, transfer, mortgage, lease or grant any preferential rights to lease, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice or in a transaction that, together with such other similar transactions, is not material in amount;

(l) Knowingly violate any Order relating to its assets or business;

(m) Except pursuant to applicable law or regulation or as required by a Regulatory Authority or this Agreement, (1) implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices; (2) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk in any material respect; or (3) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk and other risk;

(n) Except as required by the terms of any Foundation Bancorp Plan in effect as of the date hereof and consistent with past practice, (1) increase the cash compensation payable to, or grant any salary or wage increase to, any officer, director, employee, consultant or agent of Foundation Bancorp or any Foundation Bancorp Subsidiary, other than (i) normal annual merit salary increases made in the ordinary course of business consistent in amount and timing with past practices to employees (other than officers), but not exceeding three percent (3%) for any individual employee (each based upon the December 31, 2015, aggregate salary figures Previously Disclosed to PCC) or (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or changes required by applicable law; (2) pay or commit to pay any discretionary, incentive, retention, or stay bonuses; (3) enter into or amend or renew any employment, consulting, severance, change-in-control or similar agreements or arrangements with any current or former officer, director, employee, consultant, agent or other service provider of Foundation Bancorp or any Foundation Bancorp Subsidiary (other than any agreement that provides for at-will employment and does not establish rights to severance pay); (4) promote any officer or employee except as the result of the termination or resignation of any officer or employee; (5) enter into, establish, adopt or amend (except as may be required by applicable law or permitted pursuant to clause (3)) any Employee Benefit Plan or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer, employee or other service provider of or to Foundation Bancorp or any Foundation Bancorp Subsidiary, or, except as contemplated by Section 2.1.7(a), take any action to accelerate the vesting or other rights of Foundation Bancorp Restricted Stock or other compensation or benefits payable thereunder or make any contribution to a Foundation Bancorp Plan other than contributions required by applicable law or the terms of such Foundation Bancorp Plan as in effect on the date hereof; (6) reimburse or agree to reimburse any officer or other employee for any income tax or penalty that would otherwise be payable by that officer or employee under Code Section 4999 or 409A or any other statute or regulation; (7) adopt a separation pay policy; or (8) issue any broadly distributed communication of a general nature to employees (including relating to benefits or compensation) without prior consultation with PCC to the extent relating to employment with PCC or PCB following the Effective Time, except as required by applicable law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger, the Bank Merger, PCC or PCB;

(o) except in the ordinary course of business through foreclosure or transfer in lieu thereof in the collection of Loans, (1) acquire control of or any other ownership interest in any other Person; (2) acquire control or ownership of all or a substantial portion of the assets of any other Person; or (3) merge, consolidate or otherwise combine with any other Person;

(p) settle any claim, action or proceeding, whether pending or threatened, except for any claim, action or proceeding that does not create precedent for any other material claim, action or proceeding and that involves solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Foundation Bancorp or any Foundation Bancorp Subsidiary, or enter into any contingency fee or other legal services or collections arrangements with respect to any claim, action or proceeding, whether pending or threatened;

(q) acquire, open, consolidate, relocate or close any office or branch;

(r) make any capital expenditures, capital additions or capital improvements, or commitments with respect thereto in excess of $50,000 in any one case, or $100,000 in the aggregate in any period of twelve (12) consecutive months;

(s) (1) make, commit to make, or acquire any pool of loans, or a series of loans or commitments, over $1,000,000 to any Person or group of related Persons; renew, or materially modify any existing loan over $2,000,000 to any Person or group of related Persons; or advance additional funds (except under preexisting commitments) on loans or to borrowers of the Bank; or (2) extend the loan maturity of, or otherwise renew or materially modify, any loan on the Bank’s loan watch lists, without in each case and prior to obtaining the written approval of PCC and furnishing to PCB a copy of the report provided to the Bank’s loan (or equivalent) committee, provided that PCC’s approval in this regard shall be deemed granted if PCC does not respond in writing within three (3) Business Days after receiving the Bank’s written request; for the avoidance of doubt, all loans of the Bank classified as “substandard,” “criticized,” “doubtful,” or “loss,” shall also be deemed to be included on such watch lists.

(t) except for booking loans committed prior to the date of this Agreement (which have been Previously Disclosed), enter into or modify any agreement (except for renewals of previously disclosed indebtedness) with any director or officer of Foundation Bancorp or any Foundation Bancorp Subsidiary, any person who, to the Knowledge of Foundation Bancorp, owns more than five percent (5%) of the outstanding capital stock of Foundation Bancorp or any business or entity in which such director, officer or beneficial owner has an ownership interest in excess of ten percent (10%) without furnishing to PCB a copy of the report provided to Foundation Bancorp’s or the Bank’s loan (or equivalent) committee within five (5) Business Days after such approval;

(u) reverse any provision taken for loan or lease losses or with respect to off balance sheet commitments or make provisions to its Allowance for Loan and Lease Losses that do not conform in all material respects to its previously existing internal policies and procedures, regulatory requirements and GAAP;

(v) except as may be required by applicable law or regulation or by any Regulatory Authority, change in any material respect the Bank’s credit policies and collateral eligibility requirements and standards;

(w) sell any investment securities, except as necessary to provide liquidity, to manage interest rate risk, for tax planning or reduction, or as otherwise consistent with past practices;

(x) (1) make, change or revoke any material election in respect of Taxes, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund in respect of Taxes, (2) file an amended Tax Return, or (3) fail to maintain the books, accounts and records of Foundation Bancorp or any Foundation Bancorp Subsidiary in accordance with past custom and practice, including without limitation, Taxes, bonuses, vacation and other liabilities and expenses;

(y) except, in each case, as may be required by applicable law or regulation, take any action or suffer any omission of any nature that is intended or would be reasonably likely to result in: (1) any of the representations and warranties set forth in Section 4 of this Agreement being or becoming untrue or incorrect in any material respect at any time at or prior to the Effective Time, (2) any of the conditions set forth in Section 8 of this Agreement not being satisfied, (3) a material violation of any provision of this Agreement, or (4) a material delay in the ability of Foundation Bancorp or the Bank to perform any of their obligations under this Agreement on a timely basis;

(z) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk, asset liability management, accounting, personnel, marketing, investment or other banking and operating policies, except as required by this Agreement or by applicable law, regulation or policies imposed by any Governmental Authority, or by any Regulatory Authority;

(aa) take, or agree to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(bb) agree to, or make a commitment to, take, or adopt any resolutions of the Foundation Bancorp Board or the Bank Board in support of any of the foregoing.

6.3 No Solicitation.

(a) After the execution and delivery of this Agreement, Foundation Bancorp agrees that neither Foundation Bancorp nor any Foundation Bancorp Subsidiary, nor any of Foundation Bancorp’s officers or directors, or the officers and directors of any Foundation Bancorp Subsidiary, or any of their respective employees and agents, including any investment banker, attorney, accountant, advisor or controlled affiliate (collectively, “Representatives”) shall: (i) directly or indirectly, initiate or solicit, any inquiries or proposals with respect to, or the making or implementation of, any Acquisition Proposal, or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have discussions with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal, except to the extent that, in the event Foundation Bancorp receives an unsolicited bona fide Acquisition Proposal and the Foundation Bancorp Board determines prior to approval of the Merger by the Foundation Bancorp shareholders at the Foundation Bancorp Meeting, in good faith, after consultation with its outside, legal counsel and its independent financial advisors, that the Acquisition Proposal constitutes, or is reasonably likely to constitute, a proposal that is more favorable from a financial point of view to the Foundation Bancorp shareholders than the Merger (such proposal, a “Superior Proposal”), and as to which the Foundation Bancorp Board has also determined in good faith, and based on the advice of its outside legal counsel, failure to do so would be inconsistent with its fiduciary duties. In any event, neither Foundation Bancorp nor any Foundation Bancorp Subsidiary shall provide any confidential information or data to any Person in connection with an Acquisition Proposal unless such Person shall have executed a confidentiality agreement on terms at least as favorable in all material respects, in the aggregate, to Foundation Bancorp as those contained in the Confidentiality Agreement. Notwithstanding anything in this Agreement to the contrary, Foundation Bancorp shall (i) promptly (but in no event later than two (2) Business Days after receipt) advise PCC, in writing, of (X) the receipt by or on behalf of it of any Acquisition Proposal or material modification thereof, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal or material modification thereof, and (Y) the material terms and conditions of such proposal or inquiry (whether written or oral) or modification, and (ii) keep PCC reasonably and promptly informed of the status and details of any such proposal or inquiry and any developments with respect thereto.

(b) Subject to Section 6.3(a), Foundation Bancorp shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than PCC) conducted heretofore with respect to any Acquisition Proposal.

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the approval of the Merger by the Foundation Bancorp shareholders at the Foundation Bancorp Meeting, the Foundation Bancorp Board may change its recommendation to the Foundation Bancorp shareholders to approve the Merger pursuant to Section 6.5 or terminate this Agreement pursuant to Section 10.1(d) if the conditions set forth in such sections are satisfied.

6.4 Takeover Laws and Provisions. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of Foundation Bancorp and the Foundation Bancorp Subsidiaries shall take all necessary steps within their control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from any applicable Takeover Laws, as now or hereafter in effect. Neither Foundation Bancorp nor any Foundation Bancorp Subsidiary will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions, and Foundation Bancorp and the Foundation Bancorp Subsidiaries will take all necessary steps within their control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

6.5 Shareholder Approval. Foundation Bancorp will use, in accordance with applicable law, the Foundation Bancorp Articles and the Foundation Bancorp Bylaws, reasonable best efforts to convene a meeting of its shareholders (including any adjournment or postponement, the “Foundation Bancorp Meeting”), as promptly as practicable after the date the Prospectus/Proxy Statement may first be sent to Foundation Bancorp shareholders without objection by applicable Governmental Authorities. The Foundation Bancorp Board shall recommend that the shareholders of Foundation Bancorp vote in favor of such approval. Notwithstanding the preceding sentence, in the event that subsequent to the date of this Agreement, the Foundation Bancorp Board determines, in good faith and after consultation with independent legal counsel, that, based upon the receipt of a Superior Proposal, it is in the best interests of the Foundation Bancorp shareholders to withdraw, modify or qualify such recommendation, the Foundation Bancorp Board may, prior to the Foundation Bancorp Meeting, so withdraw, modify or qualify its recommendation or approval of this Agreement.

6.6 Consents and Regulatory Matters. Foundation Bancorp and each Foundation Bancorp Subsidiary will cooperate and use its reasonable best efforts to prepare all documentation, timely effect all filings and obtain, and to assist PCC in obtaining, all permits, approvals, consents, authorizations, waivers and orders of all third parties and Governmental Authorities, including the FDIC, FRB, Secretary of State of the State of Oregon and the State of Washington, the Oregon Director and the Washington Director, necessary to consummate the transactions contemplated by this Agreement. Subject to the terms and conditions set forth in this Agreement, Foundation Bancorp and each Foundation Bancorp Subsidiary shall cooperate with PCC and use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Mergers or any of the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information, Foundation Bancorp shall provide PCC an opportunity to review in advance, and to the extent practicable will consult with PCC and consider in good faith the views of PCC in connection with, all of the information relating to PCC that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing rights, PCC shall act reasonably and as promptly as practicable. Foundation Bancorp shall, upon request by PCC, furnish PCC with all information concerning itself, and its directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Foundation Bancorp, any Foundation Bancorp Subsidiary, PCC or PCB to any third party or Governmental Authority in connection with the transactions contemplated by this Agreement. Foundation Bancorp shall keep PCC apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing PCC with copies of notices or other communications received by Foundation Bancorp or any Foundation Bancorp Subsidiary from any third party or Governmental Authority with respect to such transactions.

6.7 Reports, Financial Statements and Additional Information.

(a) During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Foundation Bancorp and each Foundation Bancorp Subsidiary shall timely file all reports required to be filed by it with any Regulatory Authorities having jurisdiction over Foundation Bancorp or any Foundation Bancorp Subsidiary, and Foundation Bancorp shall deliver to PCC copies of all such reports and each other material report, schedule and other document filed by Foundation Bancorp or any Foundation Bancorp Subsidiary pursuant to federal or state banking laws promptly after the same are filed. Any financial statements contained in any reports to a Regulatory Authority shall be prepared in accordance with requirements applicable to such reports.

(b) During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Foundation Bancorp will promptly make available to PCC or provide access to copies of: (1) approved minutes of meetings, or consent to action in lieu thereof, of Foundation Bancorp’s shareholders, and the Foundation Bancorp Board (held on or after April 1, 2016) or any committees thereof; (2) the Bank’s loan (or equivalent) committee reports and reports of loan delinquencies, foreclosures and other adverse developments regarding Loans prepared on or after March 31, 2016; (3) reports to the Bank’s loan (or equivalent) committee regarding developments with respect to other real estate owned or other assets acquired through foreclosure or action in lieu thereof prepared on or after March 31, 2016; (4) all written communications to Foundation Bancorp shareholders dated on or after the date of this Agreement; (5) minutes of all meetings held on or after the date hereof of Foundation Bancorp shareholders, the Foundation Bancorp Board, and the Bank Board or the Foundation Bancorp or Bank Board committees (including executive sessions thereof), as promptly as reasonably practicable; and (6) reports of Foundation Bancorp’s or the Bank’s chief executive or chief financial officers to the Foundation Bancorp Board or the Bank Board or any committee thereof dated on or after the date hereof, if any. All minutes, consents and reports may be redacted to eliminate matters protected by attorney-client privilege to the extent necessary to preserve such protection and may be redacted to preserve the confidentiality of discussions regarding the transactions contemplated herein or third party information subject to confidentiality agreements.

(c) Promptly upon receipt thereof, Foundation Bancorp will furnish to PCC copies of each annual, interim or special audit of the books of Foundation Bancorp or any Foundation Bancorp Subsidiary made by its independent auditors and copies of all management representation letters furnished to such auditor.

(d) During the period from the date of this Agreement to the Effective Time, Foundation Bancorp shall as soon as reasonably practicable after they become available, make available or provide PCC with access to copies of all monthly and other interim financial statements of each of Foundation Bancorp and the Foundation Bancorp Subsidiaries produced in the ordinary course of business as the same shall become available.

(e) To the extent permitted by applicable law, Foundation Bancorp will advise PCC promptly of the receipt of any examination report of any Regulatory Authority with respect to the condition or activities of Foundation Bancorp or any Foundation Bancorp Subsidiary.

6.8 Taxes. Foundation Bancorp and each Foundation Bancorp Subsidiary will prepare and file or cause to be prepared and filed in a manner consistent with past practice all Tax Returns (whether separate or consolidated, combined, group or unitary Tax Returns that include Foundation Bancorp or any Foundation Bancorp Subsidiary) that are required to be filed (with extensions) on or before the Effective Date and will promptly furnish copies thereof to PCC. Unless it is contesting the same in good faith and has established reasonable reserves therefor, Foundation Bancorp and each Foundation Bancorp Subsidiary shall promptly pay all Taxes as due or otherwise lawfully levied or assessed upon it or any of its properties and withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all Taxes which are required by law to be so withheld or collected.

6.9 Rights of Access.

(a) Each of Foundation Bancorp and the Foundation Bancorp Subsidiaries agrees that, upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford PCC and PCC’s officers, employees, counsel, accountants and other authorized representatives, such reasonable access during normal business hours throughout the period prior to the Effective Time or termination of this Agreement to the books, records (including, without limitation, tax returns and work papers of independent auditors subject to the approval, terms and conditions effectuated by the independent auditors), files, properties, personnel and to such other information as PCC may reasonably requests and Foundation Bancorp and each Foundation Bancorp Subsidiary agrees to furnish all other information concerning the business, properties and personnel of Foundation Bancorp and each Foundation Bancorp Subsidiary as PCC may reasonably request and is relevant to PCC in connection with the transactions contemplated by this Agreement, including (1) title reports with respect to real property owned by Foundation Bancorp or any Foundation Bancorp Subsidiary and (2) loan (or equivalent) committee reports and reports of loan delinquencies, foreclosures and other adverse developments regarding Loans, in each case as may not have been previously provided. Notwithstanding the foregoing, each of Foundation Bancorp and the Foundation Bancorp Subsidiaries agrees that, within a reasonable period following the announcement of the transactions contemplated by this Agreement, it shall provide to PCC access to all employees and personnel of Foundation Bancorp for the purpose of conducting employee interviews and meetings pursuant to Section 7.7(g). In no event, however, is Foundation Bancorp or any Foundation Bancorp Subsidiary obligated to (1) provide access or disclose any information to PCC where such access or disclosure would violate any agreement not to disclose confidential information and, upon PCC’s reasonable request, Foundation Bancorp shall have used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure; or (2) disclose any information of Foundation Bancorp or any Foundation Bancorp Subsidiary in violation of any Order, duty or binding agreement or which is otherwise protected by attorney-client privilege, but only to the extent necessary to preserve such protection.

(b) No investigation by PCC of the business and affairs of Foundation Bancorp or any Foundation Bancorp Subsidiary shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c) During the period from the date of this Agreement to the Effective Time, Foundation Bancorp shall cause one or more of its representatives to confer with representatives of PCC and report the general status of its ongoing operations at such times as PCC may reasonably request. Foundation Bancorp will promptly notify PCC of any material change in the normal course of its or any Foundation Bancorp Subsidiary’s business or in the operation of its or any Foundation Bancorp Subsidiary’s properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Foundation Bancorp or any Foundation Bancorp Subsidiary. Without limiting the foregoing, senior officers of Foundation Bancorp shall meet with PCC’s officers on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of Foundation Bancorp, and Foundation Bancorp shall give due consideration to PCC’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, PCC shall not under any circumstance be permitted to exercise control of Foundation Bancorp or any Foundation Bancorp Subsidiary prior to the Effective Time.

(d) Foundation Bancorp and PCC shall meet on a regular basis to discuss and plan for the conversion of Foundation Bancorp’s data processing and related electronic informational systems to those used by PCB, which planning shall include, but not be limited to, (i) discussion of the possible termination by Foundation Bancorp of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by Foundation Bancorp in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, and

(ii) provision by Foundation Bancorp of a location for PCC to have a representative on-site at Foundation Bancorp to facilitate conversion, it being understood that Foundation Bancorp shall not be obligated to take any such action described in subparagraph (i) of this Section 6.9(d) prior to the Effective Time and, unless Foundation Bancorp otherwise agrees, no conversion shall take place prior to the Effective Time.

6.10 Updating and Correcting Information; Foundation Bancorp Disclosure Schedule. Foundation Bancorp shall give prompt notice to PCC of any material fact, event or circumstance known to it that (a) could be reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. Foundation Bancorp shall promptly inform PCC upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations by any Governmental Authority relating to the alleged liability of Foundation Bancorp or any Foundation Bancorp Subsidiary under any labor or employment law. Foundation Bancorp shall, no later than ten (10) days prior to the anticipated Effective Date, revise and supplement the Foundation Bancorp Disclosure Schedule to disclose any events or circumstances occurring after the date hereof and prior to such tenth day that, had such events or circumstances occurred prior to the date hereof, would have been required to be included in the Foundation Bancorp Disclosure Schedule in order that Foundation Bancorp not have been in material breach of the representation or warranty contained therein. Notwithstanding anything to the contrary contained herein, supplementation of the Foundation Bancorp Disclosure Schedule following the execution of this Agreement shall not be deemed a modification of the representations or warranties of Foundation Bancorp and the Foundation Bancorp Subsidiaries contained herein.

6.11 Other Actions. Subject to the terms and conditions of this Agreement, each of Foundation Bancorp and the Foundation Bancorp Subsidiaries agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Mergers as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Section 8 hereof, and shall cooperate fully with PCC to that end.

7. COVENANTS OF PCC.

7.1 Conduct of Business of PCC Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, PCC shall, and shall cause each of the PCC Subsidiaries to, (a) conduct its business in the usual, regular and ordinary course consistent with past practice in all material respects, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, its rights, franchises and other authorizations issued by Regulatory Authorities, and its current relationships with customers, Regulatory Authorities, employees and other persons with which it has beneficial business relationships, and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either PCC or PCB to obtain any necessary approvals of any Regulatory Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

7.2 Forbearances of PCC and the PCC Subsidiaries; Adverse Actions. Except as expressly provided for in this Agreement and in the usual, regular and ordinary course consistent with past practice, from the date hereof until the Effective Time, PCC covenants to Foundation Bancorp, for itself and on behalf of the PCC Subsidiaries, that, without first obtaining the written approval of Foundation Bancorp (which shall not be unreasonably withheld, conditioned or delayed), PCC will not, and will cause each PCC Subsidiary not to:

(a) adjust, split, combine, reclassify, redeem, purchase or otherwise acquire any shares of capital stock;

(b) set any record or payment dates for the payment of any material dividends or distributions on its capital stock, or make, declare or pay any material dividend or distribution;

(c) issue, sell, deliver, grant or otherwise permit to become outstanding, or authorize the creation of, any: (i) shares of any class of stock of any PCC Subsidiary; (ii) shares of any class of stock of PCC (other than the 19,621,652 shares of stock outstanding as of the date hereof or pursuant to any existing equity incentive plan); (iii) securities convertible into any of such shares; or (iv) Rights; or

(d) agree to, or make a commitment to, take, or adopt any resolutions of the PCC Board or the PCB Board in support of any of the foregoing.

7.3 Registration Statement; Blue Sky Filings; Nasdaq Listing.

(a) As soon as possible following the date hereof, but not later than 45 days thereafter, PCC will prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) for registration of the shares of PCC common stock to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to Foundation Bancorp shareholders. The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement. Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld.

(b) When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the Foundation Bancorp Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of PCC relating to PCC and PCB and by or on behalf of Foundation Bancorp relating to Foundation Bancorp and the Bank, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement. PCC and Foundation Bancorp each agree that if it becomes aware that any information furnished by it would cause any of the statements in the Registration Statement or Prospectus/Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and PCC will take all appropriate steps to correct the Registration Statement or Prospectus/Proxy Statement.

(c) Each of PCC and Foundation Bancorp shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any Order, that would restrain, prevent or delay the completion of the Mergers, and (ii) avoid or eliminate each and every impediment under any applicable law and resolve any questions or issues raised by any Government Authority so as to enable the Closing to occur as soon as possible, and in any event no later than January 31, 2017, including without limitation, making and incurring commercially reasonable expenditures and cost; provided that nothing in this Agreement shall require PCC to take any actions specified in this Section 7.3(c) that would reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Foundation Bancorp) on PCC or Foundation Bancorp.

(d) PCC will pay all fees and costs associated with the preparation by PCC’s counsel (and other professional advisors), and all regulatory filing fees, transfer taxes (other than shareholder taxes) and the costs of printing and mailing the proxy materials incurred by any party hereto in connection with the transactions contemplated hereby, and any other direct costs incurred in connection with the Prospectus/Proxy Statement.

Foundation Bancorp will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement.

(e) PCC will use its reasonable best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

(f) PCC will use its reasonable best efforts to cause the shares of PCC Common Stock to be issued in the Merger to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

7.4 Consents and Regulatory Matters. PCC will cooperate with Foundation Bancorp, and use its reasonable best efforts, to prepare all documentation, timely effect all filings and obtain, and to assist Foundation Bancorp in obtaining, all permits, approvals, consents, authorizations, waivers and orders of all third parties and Governmental Authority, including the FDIC, FRB, Secretary of State of the State of Oregon and the State of Washington, the Oregon Director and the Washington Director, necessary to consummate the transactions contemplated by this Agreement. Subject to the terms and conditions set forth in this Agreement, PCC, PCB and Foundation Bancorp and the Bank shall cooperate with one another and use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable laws to consummate and make effective the Mergers and other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Mergers or any of the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information, PCC shall provide Foundation Bancorp an opportunity to review in advance, and to the extent practicable will consult with Foundation Bancorp and consider in good faith the views of Foundation Bancorp in connection with, all of the information relating to Foundation Bancorp that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing rights, Foundation Bancorp shall act reasonably and as promptly as practicable. PCC shall, upon request by Foundation Bancorp, furnish Foundation Bancorp with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Foundation Bancorp to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. Subject to applicable law, PCC shall keep Foundation Bancorp apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing Foundation Bancorp with copies of notices or other communications received by PCC or PCB, from any third party or any Governmental Authority with respect to such transactions. Any initial filing with Governmental Authorities shall be made by PCC as soon as reasonably practicable after the execution hereof but, provided that Foundation Bancorp has cooperated as described in Section 6.6, in no event later than thirty (30) days after the date hereof for the application required by the FRB and the Bank Merger Application required by the FDIC, the Oregon Director and the Washington Director.

7.5 Updating and Correcting Information. PCC shall give prompt notice to Foundation Bancorp of any fact, event or circumstance known to it that (a) could be reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. PCC shall promptly inform Foundation Bancorp upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations by any Governmental Authority relating to the alleged liability of PCC or any PCC Subsidiary under any labor or employment law. Notwithstanding anything to the contrary contained herein, supplementation of the PCC Disclosure Schedule following the execution of this Agreement shall not be deemed a modification of PCC’s representations or warranties contained herein.

7.6 Other Actions. Subject to the terms and conditions of this Agreement, each of PCC and the PCC Subsidiaries agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Mergers as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Section 8 hereof, and shall cooperate fully with Foundation Bancorp to that end.

7.7 Employee Matters.

(a) From and after the Effective Time, PCC will honor in accordance with their terms as in effect immediately before the Effective Time, and make the payments provided for in accordance with the terms (other than a requirement of termination of employment) of, all written employment agreements entered into prior to the date hereof and set forth on Section 7.7(a) of the Foundation Bancorp Disclosure Schedule, regardless of whether such officers who are party to such agreements will be Continuing Employees, subject to any limitations imposed under applicable law or by any Regulatory Authority; provided, however, that such officers have entered into written agreements with PCC, in a form mutually acceptable to Foundation Bancorp and PCC, to release PCC and the PCC Subsidiaries and their predecessors in interest from any liabilities arising out of or related to such payments. Nothing herein shall be construed as creating an obligation on PCC to reimburse or gross up any officer or other employee for any income tax or penalty, including as a result of any “nonqualified deferred compensation” within the meaning of Section 409A of the Code or any “excess parachute payment” within the meaning of Section 280G of the Code, that would otherwise by payable by the officer, employee, or Foundation Bancorp or any Foundation Bancorp Subsidiary.

(b) Prior to the Effective Date, PCC shall determine which of the employees of Foundation Bancorp or any Foundation Bancorp Subsidiary will be offered employment by PCB immediately following the Effective Date (the employees who accept such offers of employment, “Continuing Employees”) and shall give notice thereof to Foundation Bancorp. Effective no later than immediately prior to the Effective Time, Foundation Bancorp shall terminate the employment of each of these employees of Foundation Bancorp and the Foundation Bancorp Subsidiaries who PCC notifies Foundation Bancorp in writing at least ten (10) Business Days prior to the Effective Time that PCC does not intend to offer continued employment with PCB after the Effective Date. Such employees to whom PCC does not intend to offer continued employment, and whose employment is therefore terminated, along with any Continuing Employee whose employment is terminated during the six (6) month period following the Effective Time (other than for cause), shall be entitled to receive the benefits and severance pay in accordance with Section 7.7(i) below. The employment of the Continuing Employees shall be subject to the terms, conditions and policies of employment that apply to similarly situated employees of PCB. To the extent that the Continuing Employees do not continue to be covered after the Effective Time by the Foundation Bancorp Plans that provide medical, dental and other welfare benefits (the “Foundation Bancorp Welfare Plans”), PCC shall use commercially reasonable efforts to amend its medical, dental and other welfare plans (the “PCB Welfare Plans”) and procedures so that (1) for the plan year including the Effective Date, the Continuing Employees and their eligible dependents shall not be required to satisfy any deductible, out-of-pocket maximum or similar requirements under the PCB Welfare Plans to the Continuing Employees to the extent of amounts previously credited for such purposes under the corresponding the Foundation Bancorp Welfare Plans and (2) any waiting periods, pre-existing condition exclusions or limitations and requirements to show evidence of good health contained in such PCB Welfare Plans shall be waived with respect to the Continuing Employees and their eligible dependents (except to the extent any such waiting period, pre-existing condition exclusion or limitation, or requirement to show evidence of good health applied under the corresponding the Foundation Bancorp Welfare Plan in which the participant participated or was otherwise eligible to participate). Continuing Employees will be given credit for their service with Foundation Bancorp or any Foundation Bancorp Subsidiary for purposes of eligibility under the PCB Welfare Plans (or, if continued by PCB, the Foundation Bancorp Welfare Plans).

(c) Except as otherwise provided in Section 7.7(a) with respect to individuals with employment or other written agreements that provide for severance payments or Section 7.7(b), Continuing Employees whose employment is thereafter terminated other than for cause (“cause” shall include failure to meet conduct or employment standards) will be provided with severance benefits by PCB based on the PCB Severance Policy. A description of the current PCB Severance Policy is included in Section 7.7(c) of the PCC Disclosure Schedule. Continuing Employees will be given credit for their service with Foundation Bancorp or any Foundation Bancorp Subsidiary for purposes of determining the amount of severance benefits under the PCB Severance Policy.

(d) For purposes of vacation benefits and sick leave, service accrued with Foundation Bancorp or any Foundation Bancorp Subsidiary shall be credited for determining a Foundation Bancorp employee’s eligibility and length of vacation and sick leave under the PCB vacation or sick leave plan, and any vacation or sick leave taken prior to the Effective Date will be subtracted under the PCB plan from the Foundation Bancorp employee’s vacation or sick leave entitlement for the calendar year in which the Effective Date occurs to the extent permitted under applicable law. A Foundation Bancorp employee’s sick leave accrued time and vacation accrued time prior to the Effective Date will be carried forward, with prospective accruals based upon PCB vacation or sick leave plans or policies.

(e) For purposes of eligibility to participate in and vesting in (but not benefit accruals under) any cash or deferred arrangement maintained by PCB that is intended to be qualified under Section 401(k) of the Code (the “PCB 401(k) Plan”), Continuing Employees shall receive credit for length of service accrued with Foundation Bancorp or any Foundation Bancorp Subsidiary and (except to the extent such credit would result in a duplication of benefits or a greater benefit may otherwise be provided in written employment contracts) shall be entitled to participate in such plans, arrangements and similar benefits then made available to similarly situated PCB employees effective as of the Effective Time.

(f) Notwithstanding anything contained herein to the contrary, (1) neither PCC nor PCB is obligated to continue to employ any employee of Foundation Bancorp or any Foundation Bancorp Subsidiary for any period of time following the Effective Date, (2) nothing in this Agreement shall limit the ability of PCC or any PCC Subsidiary to revise, amend or terminate any Employee Benefit Plan, PCB Welfare Plan or other employee benefit plan, program or policy from time to time, (3) nothing in this Agreement shall be construed as an amendment of any Employee Benefit Plans or PCB Welfare Plan, and (4) no provision of this Section 7.7 shall create any third party beneficiary rights in any employee, director, former employee or former director (including any beneficiary or dependent of such employee, director, former employee or former director) of Foundation Bancorp or any Foundation Bancorp Subsidiary in respect of continued employment or service (or resumed employment or service) or any other matter.

(g) Prior to the Effective Date, Foundation Bancorp shall take all actions necessary or appropriate to terminate the Foundation Bancorp Stock Plan and the qualified cash or deferred arrangement maintained by Foundation Bancorp (the “Foundation Bancorp 401(k) Plan”), including adoption of an appropriate resolution of the Foundation Bancorp Board. In addition, prior to the Effective Date, Foundation Bancorp and each Foundation Bancorp Subsidiary shall upon reasonable request of PCC (taking into account time considerations, the ability to make any relations actions contingent on the Closing occurring, and the need for consent from any third parties, including employees), take all reasonable actions requested by PCB in writing that may be necessary or appropriate to (1) cause one or more of the other Foundation Bancorp Plans to terminate as of the Effective Date, or as of the date immediately preceding the Effective Date, subject to the terms of the Foundation Bancorp Plans and applicable law, (2) cause benefit accruals and entitlements under any Foundation Bancorp Plan to cease as of the Effective Date, or as of the date immediately preceding the Effective Date, (3) make a good faith effort to cause the continuation on and after the Effective Date of any contract, arrangement or insurance policy relating to any Foundation Bancorp Plan for such period as may be requested by PCB, or (4) facilitate the merger of any Foundation Bancorp Plan into any employee benefit plan maintained by PCB after the Effective Date. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 7.7(g) shall be subject to PCB’s prior review and approval.

(h) Prior to the Effective Time, Foundation Bancorp and each Foundation Bancorp Subsidiary shall cooperate with PCB to allow PCB, in its sole discretion, but subject to reasonable procedures and limitations established by Foundation Bancorp, to (1) arrange and conduct for employees of Foundation Bancorp or any Foundation Bancorp Subsidiary, an open enrollment period for PCB Welfare Plans (to the extent such plans will be made available to such employees) and employee orientation sessions (with such sessions to be held at times reasonably agreed to by PCB and Foundation Bancorp), and (2) meet with employees of Foundation Bancorp or any Foundation Bancorp Subsidiary (either individually or in groups) during breaks, or as otherwise agreed to by PCB and Foundation Bancorp.

(i) At the Effective Time or such later time when a termination of employment occurs, as applicable, except with respect to those officers or employees of Foundation Bancorp or any Foundation Bancorp Subsidiary who are party to an employment agreement or other agreement providing for greater severance benefits with Foundation Bancorp or with such Foundation Bancorp Subsidiary, PCC shall pay to (1) those employees of Foundation Bancorp or any Foundation Bancorp Subsidiary who are not Continuing Employees and (2) Continuing Employees whose employment is terminated in the six (6) month period following the Effective Time, an amount of severance pay in cash equal to two (2) weeks’ salary for every year of service with Foundation Bancorp or any Foundation Bancorp Subsidiary, subject to a minimum severance pay amount of four (4) weeks’ salary.

(j) PCB shall take all steps reasonably necessary to permit each Continuing Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Foundation Bancorp 401(k) Plan to roll over such eligible distribution as part of any lump sum distributions, to the extent permitted by the Foundation Bancorp 401(k) Plan, into an account under the PCB 401(k) Plan.

7.8 Indemnification of Directors and Officers; D&O Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer of Foundation Bancorp or the Bank (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of Foundation Bancorp or the Bank, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Date, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. On and after the Effective Time, PCC shall indemnify and hold harmless, as and to the fullest extent permitted under applicable law, the Foundation Bancorp Articles and Foundation Bancorp Bylaws, and the Bank Articles and the Bank Bylaws, the Indemnified Parties against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable law upon receipt of an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification), judgments and fines incurred in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation, the Indemnified Parties may retain counsel reasonably satisfactory to them; provided, however, that (1) PCC shall have the right to assume the defense thereof and upon such assumption PCC shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if PCC elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between PCC and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after notification, and PCC shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties; (2) PCC shall not be liable for any settlement effected without its prior written consent, which shall not be unreasonably withheld, conditioned, or delayed; and (3) PCC shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law; provided further, however, that any such determination shall not limit or affect the availability of insurance protection, as set forth in Section 7.8(d), unless the insurance policy provides for such a limitation or otherwise excludes coverage under such circumstances.

(b) Any Indemnified Party wishing to claim indemnification under Section 7.8(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify PCC thereof in writing, provided that the failure to so notify PCC shall not relieve PCC of its obligations hereunder except to the extent that such failure materially prejudices PCC. PCC’s obligations under Section 7.8(a) continue in full force and effect for a period of six (6) years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c) PCC agrees that all rights to indemnification in favor of an Indemnified Party as provided in the Foundation Bancorp Articles or Foundation Bancorp Bylaws, or the Bank Articles and the Bank Bylaws, as in effect as of the date of this Agreement, with respect to matters occurring prior to the Effective Time, shall survive the Mergers and continue in full force and effect in accordance with their terms, and shall be honored by PCC or its successor as if they were the indemnifying party thereunder, without any amendment thereto, for a period of six (6) years from the Effective Date. Nothing in this Section 7.8(c) shall require any amendment to the articles of incorporation of PCC or PCB.

(d) Prior to the Effective Time, Foundation Bancorp shall and, if Foundation Bancorp is unable to, PCC shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance with a claims period of at least six (6) years from and after the Effective Time with respect to directors’ and officers’ liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable to the Indemnified Parties as Foundation Bancorp’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall Foundation Bancorp or PCC expend for “tail” insurance policies a premium amount in excess of 300% of the annual premiums currently paid by Foundation Bancorp for such insurance. If Foundation Bancorp and the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and PCC shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in Foundation Bancorp’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and PCC shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six (6) year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in Foundation Bancorp’s existing policies as of the date of this Agreement; provided, however, that in no event shall PCC or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by Foundation Bancorp for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall, and PCC shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) If PCC or any of its successors or assigns (1) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (2) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the surviving corporation shall assume all of the obligations set forth in this Section 7.8.

(f) The provisions of Section 7.8(a), (b), (c), (d) and (e) are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives following consummation of the Mergers.

(g) Notwithstanding the foregoing provisions of this Section 7.8, PCC shall have no obligation to indemnify an Indemnified Party against a claim asserted by another Indemnified Party, or any affiliate of Foundation Bancorp or any Foundation Bancorp Subsidiary.

7.9 Trust Preferred Securities. PCC acknowledges that Foundation Statutory Trust I holds subordinated debentures issued by Foundation Bancorp (the “Debentures”) pursuant to that certain Indenture, dated as of August 10, 2006, by and between Foundation Bancorp and Wilmington Trust Company, as trustee (the “Indenture”). PCC agrees that at the Effective Time, it shall expressly assume all of Foundation Bancorp’s obligations under the Indenture relating to the Debentures (including, without limitation, being substituted for Foundation Bancorp) and execute any and all documents, instruments and agreements, including any supplemental indentures, guarantees, officer’s certificates, opinions of counsel and declarations of trust required by the Indenture, or as may reasonably be requested by the trustee thereunder, and thereafter shall perform all of Foundation Bancorp’s obligations with respect to the Indenture (the “Trust Preferred Assumption”).

8. CONDITIONS PRECEDENT.

8.1 Conditions to Each Party’s Obligation. The respective obligations of each party to consummate the Mergers is subject to the fulfillment or written waiver, prior to the Effective Time, of each of the following conditions:

(a) Shareholder Approval. Approval of the principal terms of the Merger by the requisite vote of the shareholders of Foundation Bancorp shall have been obtained.

(b) No Injunction. No Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement shall be in effect.

(c) Regulatory Approvals. All consents, orders, waivers and approvals from Regulatory Authorities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory or regulatory waiting periods in respect thereof shall have expired.

(d) Registration Statement. The Registration Statement will have become effective as specified in Section 7.3, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

(e) Nasdaq Listing. The shares of PCC Common Stock to be issued in the Merger shall have been approved for quotation on Nasdaq (or such other exchange on which the PCC Common Stock may become listed) if so required and shall be freely tradable.

8.2 Conditions to Obligations of PCC and PCB.

The obligation of PCC and PCB to consummate the Mergers is subject to the fulfillment or written waiver by PCC, prior to the Effective Time, of each of the following conditions:

(a) Continuing Accuracy of Representations and Warranties. The representations and warranties of each of Foundation Bancorp and the Foundation Bancorp Subsidiaries set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Foundation Bancorp or any Foundation Bancorp Subsidiary (other than the representations and warranties set forth in Section 4.1 (Organization, Standing and Authority), Section 4.16 (Corporate and Shareholder Approval of Agreement, Binding Obligations) and Section 4.28 (Brokers and

Finders), each of which shall be true and correct in all material respects; other than the representations and warranties set forth in Section 4.2 (Authorized and Outstanding Stock and Other Rights), which shall be true and correct in all respects, except with regard to changes to the number of shares stated in that representation and warranty in an amount in value not to exceed $250,000 in the aggregate; and other than the representations and warranties set forth in the first sentence of Section 4.14 (No Material Adverse Effect), which shall be true and correct in all respects) shall be deemed untrue or incorrect for any purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Foundation Bancorp or the Foundation Bancorp Subsidiaries, has had or would reasonably be expected to result in a Material Adverse Effect on Foundation Bancorp and the Foundation Bancorp Subsidiaries taken as a whole; provided, further, however, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 8.2(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded.

(b) Performance. Foundation Bancorp shall have performed in all material respects all obligations required to be performed on its part by this Agreement, and shall have complied in all material respects with all covenants required to be complied with on its part by this Agreement, at or prior to the Effective Time.

(c) Total Shareholders’ Equity. At least five (5) Business Days prior to the Effective Time, Foundation Bancorp shall provide PCC with Foundation Bancorp’s consolidated financial statements as of the close of business on the last day of the month prior to the Effective Time. Such financial statements shall have been prepared in accordance with GAAP consistently applied and other applicable accounting and regulatory requirements, and reflect all appropriate period-end accruals and other adjustments. At the close of business on the last day of the month preceding the Effective Time, Foundation Bancorp shall have Total Shareholders’ Equity equal to $46,128,000. Such financial statements shall be accompanied by a certificate of the chief financial and executive officers of Foundation Bancorp in the form attached hereto as Exhibit D.

(d) Dissenting Shareholders. Holders of not more than ten percent (10%) of the issued and outstanding shares of Foundation Bancorp Common Stock and that number of shares of Foundation Bancorp Common Stock into which the shares of Foundation Bancorp Preferred Stock shall be convertible shall have demanded or be entitled to demand payment of the fair value of their Dissenters’ Shares under applicable provisions of the WBCA.

(e) Fairness Opinion. Foundation Bancorp shall have received the Fairness Opinion, and the Fairness Opinion shall not have been modified or withdrawn.

(f) Voting and Non-Competition Agreements. Each Voting and Non-Competition Agreement entered into by the directors and certain executive officers of Foundation Bancorp shall not have been amended or rescinded and shall remain in full force and effect immediately prior to the Effective Time.

(g) Voting Agreements. Each Voting Agreement entered into by certain principal shareholders of Foundation Bancorp shall not have been amended or rescinded and shall remain in full force and effect immediately prior to the Effective Time.

(h) Certificate. Receipt by PCC of a Certificate of the Chief Executive Officer and the Chief Financial Officer of Foundation Bancorp, dated as of the Effective Date, certifying to the best of their Knowledge the fulfillment of the conditions specified in Sections 8.2(a), (b), (c), (e), (f) and (g) hereof, and such other matters with respect to the fulfillment by Foundation Bancorp of any of the conditions of this Agreement as PCC may reasonably request.

(i) Delivery of Closing Documents. On or prior to the Effective Date, PCC shall have received all documents required to be received from Foundation Bancorp pursuant to the terms of this Agreement and otherwise as may be reasonably requested by PCC, all in form and substance reasonably satisfactory to PCC and set forth on Schedule 8.2(i).

8.3 Conditions to Obligations of Foundation Bancorp and the Bank.

The obligation of Foundation Bancorp and the Bank to consummate the Mergers is subject to the fulfillment or written waiver by Foundation Bancorp, prior to the Effective Time, of each of the following conditions:

(a) Continuing Accuracy of Representations and Warranties. The representations and warranties of each of PCC and PCB set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of PCC or PCB (other than the representations and warranties set forth in Section 5.1 (Organization, Standing and Authority), Section 5.9 (Corporate and Shareholder Approval of Agreement, Binding Obligations) and Section 5.10 (Brokers and Finders), each of which shall be true and correct in all material respects; other than the representations and warranties set forth in Section 5.2 (Authorized and Outstanding Stock and Other Rights), which shall be true and correct in all respects with regard to changes to the number of shares stated in those representations and warranties in an amount in value not to exceed $250,000 in the aggregate; and other than the representations and warranties set forth in the first sentence of Section 5.7 (No Material Adverse Effect), which shall be true and correct in all respects) shall be deemed untrue or incorrect for any purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of PCC or PCB, has had or would reasonably be expected to result in a Material Adverse Effect on PCC and PCB taken as a whole; provided, further, however, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 8.3(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded.

(b) Performance; Compliance. PCC shall have performed in all material respects all obligations required to be performed on its part by this Agreement, and shall have complied in all material respects with all covenants required to be complied with on its part by this Agreement, prior to or at the Effective Time.

(c) Fairness Opinion. Foundation Bancorp shall have received the Fairness Opinion, and the Fairness Opinion shall not have been modified or withdrawn.

(d) Tax Opinion. Foundation Bancorp shall have received the written opinion of Sidley Austin LLP, in form and substance reasonably satisfactory to Foundation Bancorp, dated as of the Effective Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering any such opinion, such counsel may require and rely upon representations and covenants, including those contained in certificates of officers of PCC, Foundation Bancorp and others, reasonably satisfactory in form and substance to such counsel.

(e) Certificate. Receipt by Foundation Bancorp of a Certificate of the President and Chief Financial Officer of PCC, dated as of the Effective Date, substantially in the form attached hereto as Exhibit E, certifying to the best of their Knowledge the fulfillment of the conditions specified in Sections 8.3(a) and (b) hereof and such other matters with respect to the fulfillment by PCC of any of the conditions of this Agreement as Foundation Bancorp may reasonably request.

(f) Trust Preferred Assumption. PCC shall have executed and delivered, subject to the effectiveness of the Merger, all documents required to be executed by PCC to effect the Trust Preferred Assumption.

9. CLOSING.

Subject to the satisfaction or waiver of the conditions set forth in Section 8, the closing of the Mergers (the “Closing”) will take place remotely via the electronic exchange of signature pages and closing deliverables, or such other location as the parties may mutually agree, at such time and on the date designated by PCC that is within ten (10) days following the day on which the conditions to closing set forth in Section 8 of this Agreement are satisfied or waived other than those conditions that by their nature are to be satisfied at the Closing (the “Effective Date”), or at such other time and place as the parties may agree.

10. TERMINATION.

10.1 Procedure for Termination. This Agreement may be terminated before the Effective Date:

(a) By the mutual written consent of Foundation Bancorp and PCC;

(b) By either Foundation Bancorp or PCC, if its Board of Directors so determines by vote of a majority of the members of its entire Board of Directors, upon written notice to the other party, if at the time of such notice the Merger shall not have become effective by April 30, 2017 (or such later date as shall have been agreed to in writing by PCC and Foundation Bancorp), except to the extent that the failure of the Merger to be consummated arises out of or results from the action or inaction of the party seeking to terminate, which action or inaction is in material violation of its obligations under this Agreement;

(c) By PCC or Foundation Bancorp, in the event of either: (i) a material breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, provided that (A) such breach (under either clause (i) or (ii)) would entitle the non-breaching party not to consummate the Merger under Section 8.2 (if PCC is the non-breaching party) or Section 8.3 (if Foundation Bancorp is the non-breaching party), and (B) the terminating party is not itself in material breach of any provision of this Agreement;

(d) By Foundation Bancorp, prior to the time, but not after, the approval of this Agreement by the shareholders of Foundation Bancorp at the Foundation Bancorp Meeting has occurred, if: (i) Foundation Bancorp is not in material breach of this Agreement; (ii) Foundation Bancorp receives an unsolicited bona fide Acquisition Proposal that is not withdrawn and the Foundation Bancorp Board determines in good faith it constitutes a Superior Proposal; (iii) the Foundation Bancorp Board determines in good faith (after consultation with outside, legal counsel and independent financial advisors) that failure to accept such Superior Proposal would be more likely than not inconsistent with its fiduciary obligations; (iv) Foundation Bancorp provides PCC prior written notice at least three (3) Business Days prior to terminating this Agreement, which notice shall state that the Foundation Bancorp Board has received a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Foundation Bancorp Board has determined to terminate this Agreement pursuant to this Section 10.1(d); (v) during such three (3) Business Day period, Foundation Bancorp negotiates in good faith with PCC (to the extent PCC wishes to negotiate) to enable PCC to make an improved offer such that the Acquisition Proposal at issue would cease to constitute a Superior Proposal; (vi) at the end of such three (3) Business Day period (or such earlier time that PCC advises Foundation Bancorp that it no longer wishes to negotiate to amend this Agreement), the Foundation Bancorp Board, after taking into account any modification to the terms of this Agreement and the Merger proposed by PCC, continues to believe that, such Acquisition Proposal constitutes a Superior Proposal, and Foundation Bancorp enters into a definitive agreement for such

Superior Proposal; and (vii) Foundation Bancorp, prior to such termination of this Agreement, pays to PCC in immediately available funds any amounts required to be paid pursuant to Sections 10.2.2(a) and 10.2.2(b) hereof;

(e) By either party, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of the Merger by the shareholders of Foundation Bancorp);

(f) By either party, if the shareholders of Foundation Bancorp fail to approve the principal terms of this Agreement at the Foundation Bancorp Meeting (provided that a party shall not be permitted to terminate this Agreement if the failure to obtain the required shareholder approval is attributable to a failure on the part of such party to perform any material obligation required hereunder to be performed by such party); or

(g) By PCC, if the Foundation Bancorp Board (i) submits this Agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; (ii) otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.6; or (iii) recommends to its shareholders a Superior Proposal.

10.2 Effect of Termination.

10.2.1 Except as provided in Section 11.17 and subject to Sections 10.2.2 and 10.2.3, in the event this Agreement is terminated pursuant to Section 10.1(a), 10.1(b), or 10.1(e), this Agreement shall become wholly void and of no further force and effect, and there shall be no liability on the part of any party or its respective Board of Directors or officers as a result of such termination or abandonment.

10.2.2 (a) If this Agreement is terminated (i) by PCC pursuant to Section 10.1(c), (ii) by Foundation Bancorp pursuant to Section 10.1(d), or (iii) by PCC pursuant to Section 10.1(g), then Foundation Bancorp agrees to pay to PCC the sum of $1,000,000 to be paid by wire transfer of immediately available funds to an account designated by PCC within ten (10) Business Days after PCC’s request (except in the case of a termination by Foundation Bancorp pursuant to Section 10.1(d) in which case such payment shall be made prior to such termination).

(b) If this Agreement is terminated (i) by PCC pursuant to Section 10.1(c), (ii) by Foundation Bancorp pursuant to Section 10.1(d), (iii) by either party pursuant to Section 10.1(f) or (iv) by PCC pursuant to Section 10.1(g), and Foundation Bancorp publicly announces a proposal, plan or intention to do, and enters into any agreement to engage in, any transaction described in items (1), (2) or (3) of the definition of Acquisition Proposal prior to the date that is twelve (12) months from the date of termination, and such Acquisition Proposal had been proposed prior to the date of the Foundation Bancorp Meeting, in the case of termination pursuant to Section 10.1(f) or Section 10.1(g), or prior to the date of termination, in the case of termination pursuant to Section 10.1(c) or Section 10.1(d), then Foundation Bancorp will, within ten (10) Business Days after PCC’s request (except in the case of a termination by Foundation Bancorp pursuant to Section 10.1(d) in which case such payment shall be made prior to such termination), pay PCC the sum of $2,000,000 (reduced by any amounts paid or payable pursuant to Section 10.2.2(a)) by wire transfer of immediately available funds to an account designated by PCC.

(c) Foundation Bancorp acknowledges that the agreements contained in this Section 10.2.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, PCC would not enter into this Agreement; accordingly, if Foundation Bancorp fails to promptly pay any amounts due pursuant to this Section 10.2.2, and, in order to obtain such payment, PCC commences an action in a court of law which results in a judgment against Foundation Bancorp for any of the amounts provided for in this Section 10.2.2, Foundation Bancorp shall pay to PCC the costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount thereof at a rate per annum equal to the prime rate published in The Wall Street Journal on the date that such payment was required to be made plus 300 basis points.

(d) If this Agreement is terminated by Foundation Bancorp pursuant to Section 10.1(c), then PCC agrees to pay to Foundation Bancorp the sum of $2,000,000 to be paid by wire transfer of immediately available funds to an account designated by Foundation Bancorp within ten (10) Business Days after Foundation Bancorp’s request. PCC acknowledges that the agreements contained in this Section 10.2.2(d) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Foundation Bancorp would not enter into this Agreement; accordingly, if PCC fails to promptly pay any amounts due pursuant to this Section 10.2.2(d), and, in order to obtain such payment, Foundation Bancorp commences an action in a court of law which results in a judgment against PCC for any of the amounts provided for in this Section 10.2.2(d), PCC shall pay to Foundation Bancorp the costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount thereof at a rate per annum equal to the prime rate published in The Wall Street Journal on the date that such payment was required to be made plus 300 basis points.

10.2.3 Notwithstanding the provisions of Sections 10.2.1 and 10.2.2, or any other provisions hereof, no party shall be relieved or released from any liabilities or damages arising out of its knowing and willful breach of any provision of this Agreement.

10.3 Documents. In the event of termination of this Agreement, each party will promptly deliver to the other party all originals and copies of documents and work papers obtained from the other party, whether so obtained before or after the execution hereof.

11. MISCELLANEOUS PROVISIONS.

11.1 Amendment or Modification. Prior to the Effective Date, this Agreement and the Agreement of Merger may be amended or modified, either before or after approval by the shareholders of Foundation Bancorp, only by an agreement in writing executed by the parties hereto upon approval of their respective Boards of Directors, except to the extent shareholder approval is required under applicable law. Notwithstanding anything to the contrary contained in this Section 11.1, PCC shall have the right, without amendment to this Agreement, but with the prior written consent of Foundation Bancorp, to restructure the form of the transactions contemplated by this Agreement if necessary for regulatory or other good business or Tax reason, provided that any such change to the transaction structure shall not (i) adversely affect the form, amount or nature of the Merger Consideration, (ii) materially impede or delay consummation of the Merger, (iii) jeopardize or materially delay receipt of any consent, order, waiver or approval of a Regulatory Authority required to consummate the transactions contemplated by this Agreement, or (iv) adversely affect the U.S. federal income tax consequences to Foundation Bancorp, the Bank, or Foundation Bancorp’s shareholders.

11.2 Public Statements. Each party agrees that it will not, without the prior approval of the other party, which shall not be unreasonably withheld, issue any press release or written statement for general circulation relating to the transactions contemplated by this Agreement. The consent provided for in this Section 11.2 shall not be required if the delay would preclude the timely issuance of a press release or written statement required by law or any applicable regulations. The provisions of this Section 11.2 shall not be construed as limiting the parties from communications consistent with the purposes of this Agreement, including but not limited to seeking regulatory and shareholder approvals necessary to complete the transactions contemplated by this Agreement.

11.3 Confidentiality. Each party shall treat the non-public information that it obtains from the other parties to this Agreement in accordance with the Confidentiality Agreement.

11.4 Waivers and Extensions. Each of the parties hereto may, by an instrument in writing, extend the time for or waive the performance of any of the obligations of the other parties hereto or waive compliance by the other parties hereto of any of the covenants or conditions contained herein or in the Agreement of Merger, other than those required by law. No such waiver or extension of time shall constitute a waiver of any subsequent or other performance or compliance. No such waiver shall require the approval of the shareholders of any party.

11.5 Expenses. Subject to Section 7.3(d), each of the parties hereto shall pay their respective expenses in connection with this Agreement and the transactions contemplated thereby, including without limitation expenses related to legal, accounting and advisory services (including financial advisory services and all contract termination costs and fees required to enable Foundation Bancorp to effect the Merger and not requested by PCC) (collectively, the “Transaction Expenses”). At least five (5) Business Days prior to the Effective Time, Foundation Bancorp shall submit to PCC an itemized list of its Transaction Expenses incurred or to be incurred prior to the Effective Time; provided that Foundation Bancorp’s Transaction Expenses shall not exceed $1,200,000. To the extent that Foundation Bancorp’s aggregate Transaction Expenses, on an after-Tax basis (such basis to be determined using Foundation Bancorp’s then effective Tax rate), exceed $1,200,000, any excess shall reduce the Per Share Cash Consideration by the quotient of (i) such excess divided by (ii) the total number of shares of issued and outstanding Foundation Bancorp Common Stock (including that number of shares of Foundation Bancorp Common Stock into which the shares of Foundation Bancorp Preferred Stock shall be convertible). For purposes of this Agreement, “Transaction Expenses” shall not include any costs or expenses incurred or accrued by Foundation Bancorp in connection with or arising out of: (i) any retention, severance or change in control payments made or to be made to employees of Foundation Bancorp or any Foundation Bancorp Subsidiary and approved by PCC; (ii) the acceleration of unvested Foundation Bancorp RSUs; (iii) any other payments listed in Section 6.2(n) of the Foundation Bancorp Disclosure Schedule; (iv) any legal action brought by a shareholder of Foundation Bancorp in connection with the transactions contemplated by this Agreement; (v) the required payment of the Cumulative Cash Dividend; and (vi) the purchase by Foundation Bancorp of the “tail” insurance policy pursuant to Section 7.8 of this Agreement.

11.6 Binding Effect, No Assignment. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder, shall be assigned by any of the parties hereto without the prior written consent of the other parties.

11.7 Representations and Warranties. The respective representations and warranties of each party hereto contained herein shall not be deemed to be waived or otherwise affected by any investigation made by the other parties and shall expire as of the Effective Date.

11.8 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity, in tort or any other claims.

11.9 No Benefit to Third Parties. Except as expressly set forth in Section 7.8, nothing herein expressed or implied is intended or shall be construed to confer upon or give any person or entity, other than the parties hereto, any right or remedy under or by reason hereof. Subject to Section 11.17, representations, warranties and covenants of PCC and PCB herein are for the benefit of Foundation Bancorp and the Bank only and expire as of the Effective Date. Subject to Section 11.17, representations, warranties and covenants of Foundation Bancorp and the Foundation Bancorp Subsidiaries herein are for the benefit of PCC and PCB only and expire as of the Effective Date.

11.10 Notices. Any notice, demand or other communication permitted or desired to be given hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes if personally delivered or mailed by registered or certified mail, return receipt requested, or sent via confirmed facsimile or by electronic mail (the receipt of which is confirmed in writing), to the respective parties at their addresses or facsimile numbers set forth below:

If to PCC or PCB:

Pacific Continental Corporation

Mr. Roger Busse

Mr. Casey Hogan

111 West 7th Avenue

Eugene, OR 97401

(541) 686-8685 (phone)

(541) 344-2807 (facsimile)

Copies of Notices to PCC or PCB to (which shall not constitute notice hereunder):

Pillsbury Winthrop Shaw Pittman LLP

Patricia F. Young, Esq.

Rodney R. Peck, Esq.

Four Embarcadero Center, Suite 2200

San Francisco, CA 94111

(415) 983-1000 (phone)

(415) 983-1200 (facsimile)

If to Foundation Bancorp or the Bank:

Foundation Bancorp

Mr. Duane C. Woods

Vice Chairman and Interim Chief Executive Officer

Foundation Bancorp, Inc.

1110 112th Avenue, NE, Suite 200

Bellevue, WA 98004

(425) 691-5000 (phone)

(425) 691-5002 (facsimile)

Copies of Notices to Foundation Bancorp or the Bank to (which shall not constitute notice hereunder):

Vijay S. Sekhon

Sidley Austin LLP

1999 Avenue of the Stars

17th Floor

Los Angeles, CA 90067

(310) 595-9507 (phone)

vsekhon@sidley.com (email)

Any party from time to time may change such address or facsimile number by so notifying the other parties hereto of such change, which address or number shall thereupon become effective for purposes of this Section 11.10.

11.11 Governing Law. This Agreement, the Mergers and the other transactions contemplated hereby shall be governed by and subject to the applicable federal banking laws of the United States of America and, to the extent state law would apply, rather than such federal laws, to the laws of the State of Oregon (determined without reference to the choice of law provisions thereof).

11.12 Entire Agreement. Except for the Confidentiality Agreement, this Agreement, including all of the schedules and exhibits hereto and other documents or agreements referred to herein, constitutes the entire agreement between the parties with respect to the Mergers and other transactions contemplated hereby and supersedes all prior agreements and understandings between the parties with respect to such matters.

11.13 Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

11.14 Counterparts. At the convenience of the parties, this Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one Agreement.

11.15 Material Adverse Effect. As used in this Agreement, a “Material Adverse Effect” means, with respect to PCC or Foundation Bancorp, any circumstance, occurrence or change that (i) is material and adverse to the financial condition, results of operations, or business of PCC or Foundation Bancorp and their respective Subsidiaries, taken as a whole, as the case may be, including with respect to currently pending litigation, or (ii) would impair the ability of either PCC or Foundation Bancorp, respectively, to complete the Mergers and the other transactions contemplated by this Agreement; provided, however, that a material adverse effect shall not be deemed to include effects arising out of, relating to, or resulting in any way from: (a) changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by Governmental Authorities, or other laws, rules and regulations of general applicability to companies in the industries in which PCC or Foundation Bancorp operate; (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally; (c) changes after the date hereof in economic, business, political, market or financial conditions affecting financial institutions generally; (d) any decline in the trading price of the common stock of Foundation Bancorp or PCC or a failure by Foundation Bancorp or PCC, as the case may be, to meet any published analyst estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing, provided, however, that the exception in this clause (d) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Material Adverse Effect; (e) changes after the date hereof in the credit markets generally, and downgrades in the credit markets generally, or adverse credit events resulting in deterioration in the credit markets generally; (f) any modifications or changes to valuation policies and practices in connection with the Mergers or restructuring charges taken in connection with the Mergers, each in accordance with GAAP as agreed to by the parties hereto, which agreement shall not be unreasonably withheld; or (g) the entry into or the announcement of this Agreement or the transactions contemplated hereby or the compliance by Foundation Bancorp or the Bank with the terms of this Agreement, including without limitation, the completion of the transactions contemplated hereby; provided, further, that, with respect to clauses (a), (b), (c), and (e) such change, event, circumstance or development does not have an effect that is materially disproportionately adverse to the financial condition, results of operations, or business of Foundation Bancorp or PCC, as the case may be, compared to other companies of similar size operating in the banking markets in which Foundation Bancorp or PCC operates.

11.16 Tax Treatment.

(a) Each of PCC and Foundation Bancorp acknowledge and agree that it intends for U.S. federal income tax purposes that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement for purposes of Section 368(a) of the Code as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(b) From and after the date of this Agreement until the Effective Time, each party hereto shall cause the Merger to qualify, and will not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, none of the

Surviving Corporation, any Foundation Bancorp Subsidiary or any of their affiliates shall take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code; provided that (1) each party acknowledges it believes that the consummation of the Bank Merger will not cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and agrees that consummation of the Bank Merger will not be a breach of this Section 11.16(b), and (2) neither party shall take any position inconsistent with the position described in clause (1) immediately above on any Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal, state or local income Taxes, except as otherwise required by applicable legal requirements following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

(c) Each of PCC and Foundation Bancorp agrees to prepare and file all U.S. federal income Tax Returns in accordance with the foregoing provisions of this Section 11.16 and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal income Taxes, except as otherwise required by applicable legal requirements following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

11.17 Survival. The agreements of PCC contained in Section 2, Section 7.7 and Section 7.8 of this Agreement that contemplate actions taken by PCC after Closing shall survive the consummation of the Merger. Section 10 and Section 11 of this Agreement and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto, pursuant to the approval and authority duly given by resolutions adopted by their respective Boards of Directors, have each caused this Agreement to be executed by its duly authorized officers.

PACIFIC CONTINENTAL CORPORATION

By:	/s/ Roger S. Busse
Roger S. Busse
Chief Executive Officer

PACIFIC CONTINENTAL BANK

By:	/s/ Roger S. Busse
Roger S. Busse
Chief Executive Officer

FOUNDATION BANCORP

By:	/s/ Duane C. Woods
Duane C. Woods
Vice Chairman and Interim Chief Executive Officer

FOUNDATION BANK

By:	/s/ Duane C. Woods
Duane C. Woods
Vice Chairman and Interim Chief Executive Office

EXHIBIT A-1

VOTING AND NON-COMPETITION AGREEMENT

This Voting and Non-Competition Agreement (this “Agreement”) is entered into as of this 26th day of April, 2016, by and between Pacific Continental Corporation, an Oregon corporation (“PCC”) and the undersigned director (the “Director”) of Foundation Bancorp, Inc., a Washington corporation (“Foundation Bancorp”), and Foundation Bank, a Washington state-chartered bank (the “Bank”).

RECITALS

A. Effective as of the date of this Agreement, Foundation Bancorp, the Bank, PCC and Pacific Continental Bank, an Oregon state-chartered bank (“PCB”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which PCC would acquire Foundation Bancorp by means of a merger of Foundation Bancorp with and into PCC (the “Merger”) on the terms and subject to the conditions set forth in such Merger Agreement.

B. Immediately following the Merger, PCC intends that the Bank shall be merged with and into PCB (the “Bank Merger” and, together with the Merger, the “Mergers”), with PCB the resulting bank.

C. Director is a director of Foundation Bancorp and the Bank and, following the Effective Time, will no longer hold such position.

D. As a result of Director’s holding of such position, he or she is aware of confidential and proprietary business information of Foundation Bancorp and the Bank.

E. The parties hereto recognize and acknowledge the interest of PCC in protecting the business and goodwill associated with Foundation Bancorp and the Bank, and the confidential and proprietary information of Foundation Bancorp and the Bank following the Merger, by having Director enter into this Agreement.

F. As a condition to its willingness to enter into the Merger Agreement, PCC has required that Director, and Director is willing to, execute and deliver this Agreement.

AGREEMENT

In consideration of the mutual premises, and of the representations and warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby enter into this Agreement and agree as follows:

1. Defined Terms.

For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2. Term.

This Agreement will become legally effective and binding on the date first set forth above and end on the second anniversary of the date of the consummation of the Merger (the “Term”). Notwithstanding the foregoing, in the event that the Merger Agreement is terminated for any reason in accordance with its terms, without the Merger having been consummated, or a change of recommendation of the Foundation Bancorp Board to approve the Merger pursuant to Section 6.5 of the Merger Agreement, this Agreement shall be deemed null and void.

3. Director Representations and Warranties.

(a) (i) Director owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the shares of common stock, $1.00 par value, of Foundation Bancorp (“Foundation Bancorp Common Stock”) and Foundation Bancorp Restricted Stock set forth on Schedule A hereto (the “Original Shares” and, together with any additional shares of Foundation Bancorp Common Stock and Foundation Bancorp Restricted Stock pursuant to Section 7(d) hereof, the “Shares”) and has good and valuable title thereto free and clear of all Liens (other than restrictions on transfer under applicable securities laws), and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Director is a party relating to the pledge, disposition or voting of any of the Original Shares, and there are no voting trusts or similar agreements with respect to the Original Shares restricting or otherwise relating to the voting of such Shares.

(b) Director does not beneficially own any shares of capital stock or voting securities of Foundation Bancorp or securities of Foundation Bancorp convertible into or exchangeable for shares of capital stock or voting securities of Foundation Bancorp other than (i) the Original Shares and (ii) the shares of Foundation Bancorp Restricted Stock acquired pursuant to the Foundation Bancorp Stock Plan set forth on Schedule A hereto.

(c) Director has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws, community property laws and the terms of this Agreement.

(d) Director has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder. The execution, delivery and performance of this Agreement by the Director hereunder and the consummation by such Director of the transactions contemplated hereby have been duly and validly authorized by such Director. This Agreement has been duly and validly executed and delivered by such Director and, assuming due authorization, execution and delivery by PCC, constitutes a legal, valid and binding obligation of the Director, enforceable against such Director in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally.

(e) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (1) constitute or result in a breach or violation of, a default (or event which, with notice or lapse of time or both, would become a default) under, give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on such property or asset of such Director pursuant to any agreement, indenture, instrument, law, rule or regulation, judgment, decree, order, governmental permit, writ, injunction, or applicable license, to which such Director is a party or by which such Director or any property or asset of such Director is bound or affected, or (2) require any permit, authorization, consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(f) If Director is married on the date of this Agreement, Director’s spouse shall execute and deliver to PCC a consent of spouse in the form of Exhibit A hereto (“Consent of Spouse”), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Director’s Shares that do not otherwise exist by operation of law or the agreement of the parties. If Director should marry or remarry subsequent to the date of this Agreement, such Director shall within five (5) days thereafter obtain his/her new spouse’s acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

4. Non-Competition.

Director hereby agrees that, during the Term, Director will not, directly or indirectly, become a director, officer, employee, shareholder, principal, agent, consultant, advisor or independent contractor of, or render any services to, (a) any federal or state-chartered bank, insured depository institution, trust company, credit union, industrial bank, industrial loan company, savings bank, savings and loan association, or parent holding company of any such institution or company, which has a branch office, loan production office or other office or facility in the State of Washington, or (b) any other entity whose business in the State of Washington competes with the depository, lending or other business activities of Foundation Bancorp or PCC or their respective subsidiaries (in each case under clause (a) or (b) of this Section 4, and for purposes of this Agreement, a “Competing Business”); provided, that this Section 4 shall not prohibit (i) Director from (1) owning up to five percent (5%) of (x) the outstanding capital stock of any such entity that is a Competing Business if such capital stock is publicly traded, or (y) the principal amount of a series of outstanding bonds or other debt instruments issued by a Competing Business if such bonds or other debt instruments are publicly traded, and, if such bonds or other debt instruments are convertible into any class or series of capital stock of such Competing Business, they do not (when considered collectively with any capital stock of the issuer owned by Director) exceed five percent (5%) of the issuer’s outstanding capital stock on an as-converted basis, or (2) (A) in the event the Director is a licensed attorney or accountant, from providing legal or accounting services to a Competing Business directly or through his or her firm, (B) acting as an employee or consultant to any nonprofit organization not involved in deposit taking or similar activities or primarily engaged in commercial lending, or (C) for the avoidance of doubt, utilizing the services of any Competing Business, (ii) Director from serving as a director, officer, employee, shareholder, partner, principal, agent, consultant, advisor or independent contractor of Castle Creek Capital or any of its Affiliates, general partners, investment advisors, or portfolio companies, or (iii) Castle Creek Capital or any of its Affiliates, general partners, investment advisors, directors, officers, employees, or principals or any of their respective Affiliates acquiring or holding, for investment purposes only, less than thirty-three percent (33%) of the outstanding equity of any bank holding company (whether or not in the State of Washington).

5. Non-Solicitation.

(a) For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls is controlled by or is under common control with such first Person.

(b) For purposes of this Agreement, the term “Customer” is a person or entity who: (i) is a customer of Foundation Bancorp or PCC (or their respective Subsidiaries or Affiliates) as of the date of this Agreement; or (ii) becomes a customer of Foundation Bancorp or PCC (or their respective Subsidiaries or Affiliates) prior to the Effective Time.

(c) For purposes of this Agreement, the term “Employee” is a person who: (i) is an employee of Foundation Bancorp or PCC (or their respective Subsidiaries or Affiliates) as of the date of this Agreement; or (ii) becomes an employee of Foundation Bancorp or PCC (or their respective Subsidiaries or Affiliates) prior to the Effective Time.

(d) Subject to Section 5(e) below, and except as may be consented to in writing by PCC, during the Term, Director shall not, directly or indirectly: (i) solicit, entice, influence, divert or otherwise contact any Customer or assist anyone in the solicitation, enticement, influencing, diversion or contacting of any Customer, for the purpose of causing, encouraging, or attempting to cause or encourage such Customer to divert its current, ongoing or future business from Foundation Bancorp or PCC (or their respective Subsidiaries or Affiliates), to reduce or refrain from doing any business with PCC or its Subsidiaries or Affiliates, or to transact business with any other entity that is a Competing Business; (ii) employ or assist in employing any Employee to perform services for any Competing Business; (iii) solicit any Employee to leave his or her employment with Foundation Bancorp or PCC or their respective Subsidiaries or Affiliates; (iv) make any oral or written statement, comment or other communication (electronic or otherwise) that impugns, disparages or maligns the reputation, ethics, competency, morality or qualifications of Foundation Bancorp or PCC or any of their Affiliates, Subsidiaries, current or former directors, executive officers or Employees; or (v) agree to undertake any activity set forth in Section 5(d)(i) through 5(d)(iv).

(e) The restrictions in Section 5(d) with respect to Employees shall not apply to: (i) general solicitations of employment through employment advertisements that are placed in publications of general circulation or in trade journals or posted on the internet; (ii) contacts initiated by an Employee without prior contact from Director; (iii) contacts initiated by an Employee or by Director with respect to an Employee who has terminated his or her employment relationship with Foundation Bancorp or PCC after his or her termination; or (iv) any portfolio companies of Castle Creek Capital or any of its Affiliates, general partners, or investment advisors. The restrictions in Section 5(d) with respect to Customers shall not apply to: (i) general solicitations of banking services through advertisements that are placed in publications of general circulation or in trade journals or posted on the internet; (ii) contacts initiated by a Customer without prior contact from Director; (iii) contacts initiated by a Customer or by Director with respect to a Customer who has terminated his or her banking relationship with Foundation Bancorp or PCC after such termination; or (iv) any portfolio companies of Castle Creek Capital or any of its Affiliates, general partners, or investment advisors.

6. Confidentiality.

(a) For purposes of this Agreement, “Proprietary Information” shall mean any of the information of Foundation Bancorp (or its Subsidiaries or Affiliates) that relates to the business of Foundation Bancorp (or its Subsidiaries or Affiliates) and has not previously been publicly released by Foundation Bancorp (or its Subsidiaries or Affiliates), and shall include, but shall not be limited to, information encompassed in all marketing, business and strategic plans, trade secrets, financial information, fees, pricing information, customer and client lists and relationships between Foundation Bancorp (and its Subsidiaries and Affiliates) and its Customers and clients and others who have business dealings with Foundation Bancorp (or its Subsidiaries or Affiliates).

(b) Director hereby agrees to maintain the confidentiality of all Proprietary Information that has been disclosed to or has become known by Director in the course of his or her service as a Director of Foundation Bancorp or the Bank. Director shall not, without prior written authorization from PCC, use for Director’s benefit or purposes, nor disclose to others, any Proprietary Information. The prohibitions in this Section 6(b) shall not apply to any Proprietary Information after such Proprietary Information has been voluntarily disclosed to the public by PCC, independently developed and disclosed by others, or otherwise enters the public domain other than through a breach by Director of the terms hereof or a breach by another Person of their non-disclosure obligations, and shall not restrict any disclosure required by law or in connection with any administrative, regulatory or judicial proceedings.

7. Voting.

(a) Director hereby agrees, in his or her individual capacity as a shareholder, and not in the capacity of an director of Foundation Bancorp, during the term of this Agreement, to vote and to cause any holder of record of Shares to vote or execute a written consent or consents if shareholders of Foundation Bancorp are requested to vote their shares through the execution of an action by written consent in lieu of any such annual or special meeting of shareholders of Foundation Bancorp: (i) in favor of the Merger and the Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of Foundation Bancorp at which such matters are considered and at every adjournment or postponement thereof; or (ii) against (1) any Acquisition Proposal, (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Foundation Bancorp or the Bank under the Merger Agreement or of Director under this Agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of PCC’s, PCB’s, Foundation Bancorp’s or the Bank’s conditions under the Merger Agreement, unless, in the case of (i) or (ii), (x) the Foundation Bancorp Board shall have effected a change in recommendation under Section 6.5 of the Merger Agreement or terminated the Merger Agreement, or (y) the Foundation Bancorp Meeting shall have concluded with the vote contemplated by the Merger Agreement having been taken.

(b) Until the earliest of the Effective Date, the termination of the Merger Agreement, or a change of recommendation under Section 6.5 of the Merger Agreement, Director will not sell, permit any Lien to be created with respect to, or grant any proxy or other voting rights in respect of (other than the proxy and power of attorney granted hereunder), the Shares.

(c) Director hereby agrees, in his or her individual capacity as a shareholder and not in the capacity of an director of Foundation Bancorp, that between the date hereof and the earliest of the Effective Date, the termination of the Merger Agreement, or a change of recommendation under Section 6.5 of the Merger Agreement, he or she shall not, directly or indirectly, initiate contact with any person or entity in an effort to solicit any Acquisition Proposal. Nothing in this Agreement shall be interpreted to prevent Director from entertaining or considering proposals for Acquisition Proposals in the good faith exercise of Director’s fiduciary duties to Foundation Bancorp or its shareholders as permitted by the Merger Agreement. The undertaking in this Agreement of each Director to vote his or her respective shares of Foundation Bancorp Common Stock in favor of the principal terms of the Merger Agreement relates solely to such Director’s separate interests as shareholders and not in any way to his or her position as a director of Foundation Bancorp.

(d) Director agrees that all shares of Foundation Bancorp Common Stock or Foundation Bancorp Restricted Stock that Director purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement, including without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Foundation Bancorp Common Stock or Foundation Bancorp Restricted Stock, or upon exercise or conversion of any other securities, shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

8. Miscellaneous.

(a) Entire Agreement; Amendment. The obligations of Director set forth in this Agreement shall not be effective or binding upon Director until after such time as the Merger Agreement is executed and delivered by Foundation Bancorp, the Bank, PCC and PCB, and this Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, modified or supplemented in any manner, except by an instrument in writing signed by all of the parties hereto.

(b) Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

(c) Specific Performance and Other Equitable Remedies. The parties acknowledge that the type and period of restriction imposed in Section 4 and Section 5 above are fair and reasonable and are reasonably required for the protection of PCC and Foundation Bancorp and of the goodwill associated with the business of Foundation Bancorp. Director acknowledges that PCC would not have entered into the Merger Agreement unless Director had, among other things, entered into this Agreement. In the event PCC considers Director or Director considers PCC to be in material breach of any obligation under this Agreement, the party asserting the breach shall provide to the other party written notice of the acts or omissions that are deemed to be in breach. The party allegedly in breach will then have ten (10) days to cure that claimed breach and provide written documentation as to the cure. No legal action can proceed until notice has been given and the opportunity to cure has elapsed. In addition to any other rights and remedies PCC may have if Director violates this Agreement, Director agrees that a breach by Director of his or her covenants set forth in this Agreement is likely to cause Foundation Bancorp, and PCC as its successor, irreparable injury and damage, and Director hereby expressly agrees that Foundation Bancorp, and PCC as its successor, shall be entitled to seek the remedies of injunction, specific performance and other equitable relief to prevent a breach of this Agreement by Director. Each of the parties further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief. This provision shall not be construed as a waiver of any of the remedies which Foundation Bancorp or PCC may have for damages or otherwise.

(d) Governing Law. This Agreement and all disputes and controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by and subject to the applicable federal banking laws of the United States of America and, to the extent state law would apply, rather than such federal laws, to the laws of the State of Oregon (determined without reference to the choice of law provisions thereof).

(e) Construction. It is the intent of the parties hereto that this Agreement shall be enforced to the fullest extent permissible under Oregon law, and, wherever possible, each provision of this Agreement will be interpreted in a manner that will render it effective and valid under Oregon law. If any provision of this Agreement shall be prohibited by or become invalid under applicable law, that provision will be ineffective only to the extent of the prohibition or invalidity without invalidating the remainder of the provision or the remaining provisions of the Agreement. The parties expressly intend and desire that any court holding any provision of this Agreement to be invalid or unenforceable as written substitute a provision that is enforceable and that most fully accomplishes the purpose of the invalid or unenforceable provision and enforce the other provisions of this Agreement. Accordingly, if any provision hereof shall be deemed invalid or unenforceable, this Agreement shall be amended to delete or modify as necessary the invalid or unenforceable provisions to alter the balance of this Agreement to render the same valid and enforceable.

(f) Counterparts. This Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one agreement.

(g) Further Assurances. From time to time, at the request of PCC and without further consideration, Director shall take such further actions, including executing and delivering such additional documents, as may be reasonably deemed by PCC to be necessary or desirable to make effective the transactions contemplated by this Agreement.

(h) Attorneys’ Fees. If any action is instituted to enforce any of the provisions of this Agreement, the prevailing party in such action shall be entitled to recover from the losing party its reasonable attorneys’ fees and expenses.

(i) Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

(j) Assignment. Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that PCC may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its Affiliates. Any assignment contrary to the provisions of this Section 9(j) shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

PACIFIC CONTINENTAL CORPORATION

By:

Name:	Roger S. Busse
Title:	Chief Executive Officer

DIRECTOR

Name:

SIGNATURE PAGE TO VOTING AND NON-COMPETITION AGREEMENT

SCHEDULE A

                shares of Common Stock of Foundation Bancorp

                shares of Foundation Bancorp Restricted Stock

EXHIBIT A

CONSENT OF SPOUSE

I,                     , spouse of                     , acknowledge that I have read the Voting and Non-Competition Agreement, dated as of April 26, 2016, to which this Consent of Spouse is attached as Exhibit A (the “Agreement”), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of Foundation Bancorp that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of Foundation Bancorp subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of Foundation Bancorp shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated: April 26, 2016
Name:

EXHIBIT A-1

VOTING AND NON-COMPETITION AGREEMENT

This Voting and Non-Competition Agreement (this “Agreement”) is entered into as of this 26th day of April, 2016, by and among Pacific Continental Corporation, an Oregon corporation (“PCC”), the undersigned officer (the “Officer”) of Foundation Bancorp, Inc., a Washington corporation (“Foundation Bancorp”), and Foundation Bank, a Washington state-chartered bank (the “Bank”) and, solely with respect to the first sentence of Section 4 hereof, Foundation Bancorp.

RECITALS

A. Effective as of the date of this Agreement, Foundation Bancorp, the Bank, PCC and Pacific Continental Bank, an Oregon state-chartered bank (“PCB”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which PCC would acquire Foundation Bancorp by means of a merger of Foundation Bancorp with and into PCC (the “Merger”) on the terms and subject to the conditions set forth in such Merger Agreement.

B. Immediately following the Merger, PCC intends that the Bank shall be merged with and into PCB (the “Bank Merger” and, together with the Merger, the “Mergers”), with PCB the resulting bank.

C. The parties hereto recognize and acknowledge the interest of PCC in protecting the business and goodwill associated with Foundation Bancorp and the Bank, and the confidential and proprietary information of Foundation Bancorp and the Bank following the Merger, by having Officer enter into this Agreement.

D. As a condition to its willingness to enter into the Merger Agreement, PCC has required that Officer, and Officer is willing to, execute and deliver this Agreement.

AGREEMENT

In consideration of the mutual premises, and of the representations and warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby enter into this Agreement and agree as follows:

1. Defined Terms.

For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2. Term.

This Agreement will become legally effective and binding on the date first set forth above and end on the first anniversary of the date of the consummation of the Merger (the “Term”). Notwithstanding the foregoing, in the event that the Merger Agreement is terminated for any reason in accordance with its terms, without the Merger having been consummated, or a change of recommendation of the Foundation Bancorp Board to approve the Merger pursuant to Section 6.5 of the Merger Agreement, this Agreement shall be deemed null and void.

3. Officer Representations and Warranties.

(a) (i) Officer owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the shares of common stock, $1.00 par value, of Foundation Bancorp (“Foundation Bancorp Common Stock”) and

Foundation Bancorp Restricted Stock set forth on Schedule A hereto (the “Original Shares” and, together with any additional shares of Foundation Bancorp Common Stock and Foundation Bancorp Restricted Stock pursuant to Section 7(d) hereof, the “Shares”) and has good and valuable title thereto free and clear of all Liens (other than restrictions on transfer under applicable securities laws), and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Officer is a party relating to the pledge, disposition or voting of any of the Original Shares, and there are no voting trusts or similar agreements with respect to the Original Shares restricting or otherwise relating to the voting of such Shares.

(b) Officer does not beneficially own any shares of capital stock or voting securities of Foundation Bancorp or securities of Foundation Bancorp convertible into or exchangeable for shares of capital stock or voting securities of Foundation Bancorp other than (i) the Original Shares and (ii) the shares of Foundation Bancorp Restricted Stock acquired pursuant to the Foundation Bancorp Stock Plan set forth on Schedule A hereto.

(c) Officer has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws, community property laws and the terms of this Agreement.

(d) Officer has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder. The execution, delivery and performance of this Agreement by the Officer hereunder and the consummation by such Officer of the transactions contemplated hereby have been duly and validly authorized by such Officer. This Agreement has been duly and validly executed and delivered by such Officer and, assuming due authorization, execution and delivery by PCC, constitutes a legal, valid and binding obligation of the Officer, enforceable against such Officer in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally.

(e) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (1) constitute or result in a breach or violation of, a default (or event which, with notice or lapse of time or both, would become a default) under, give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on such property or asset of such Officer pursuant to any agreement, indenture, instrument, law, rule or regulation, judgment, decree, order, governmental permit, writ, injunction, or applicable license, to which such Officer is a party or by which such Officer or any property or asset of such Officer is bound or affected, or (2) require any permit, authorization, consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(f) If Officer is married on the date of this Agreement, Officer’s spouse shall execute and deliver to PCC a consent of spouse in the form of Exhibit A hereto (“Consent of Spouse”), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Officer’s Shares that do not otherwise exist by operation of law or the agreement of the parties. If Officer should marry or remarry subsequent to the date of this Agreement, such Officer shall within five (5) days thereafter obtain his/her new spouse’s acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

4. Non-Competition.

If Officer is not a Continuing Employee, Foundation Bancorp shall pay to Officer a single lump sum cash payment of $50,000 at the Effective Time. Officer hereby agrees that, if Officer is not a Continuing Employee, during the Term, Officer will not, directly or indirectly, become a director, officer or employee of or consultant to any bank, savings bank, savings and loan association, credit union or similar financial institution or holding company of any such entity in Snohomish, King or Pierce counties, in Washington state (in each case under clause (a) or (b) of this Section 4, and for purposes of this Agreement, a “Competing Business”); provided, that this Section 4 shall not prohibit Officer from (1) owning up to five percent (5%) of (x) the outstanding capital stock of any such entity that is a Competing Business if such capital stock is publicly traded, or (y) the principal amount of a series of outstanding bonds or other debt instruments issued by a Competing Business if such bonds or other debt instruments are publicly traded, and, if such bonds or other debt instruments are convertible into any class or series of capital stock of such Competing Business, they do not (when considered collectively with any capital stock of the issuer owned by Officer) exceed five percent (5%) of the issuer’s outstanding capital stock on an as-converted basis, or (2) (A) in the event the Officer is a licensed attorney or accountant, from providing legal or accounting services to a Competing Business directly or through his or her firm, (B) acting as an employee or consultant to any nonprofit organization not involved in deposit taking or similar activities or primarily engaged in commercial lending, or (C) for the avoidance of doubt, utilizing the services of any Competing Business.

5. [Reserved].

6. [Reserved].

7. Voting.

(a) Officer hereby agrees, in his or her individual capacity as a shareholder, and not in the capacity of an officer of Foundation Bancorp, during the term of this Agreement, to vote and to cause any holder of record of Shares referenced herein to vote or execute a written consent or consents if shareholders of Foundation Bancorp are requested to vote their shares through the execution of an action by written consent in lieu of any such annual or special meeting of shareholders of Foundation Bancorp: (i) in favor of the Merger and the Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of Foundation Bancorp at which such matters are considered and at every adjournment or postponement thereof; or (ii) against (1) any Acquisition Proposal, (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Foundation Bancorp or the Bank under the Merger Agreement or of Officer under this Agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of PCC’s, PCB’s, Foundation Bancorp’s or the Bank’s conditions under the Merger Agreement, unless, in the case of (i) or (ii), (x) the Foundation Bancorp Board shall have effected a change in recommendation under Section 6.5 of the Merger Agreement or terminated the Merger Agreement, or (y) the Foundation Bancorp Meeting shall have concluded with the vote contemplated by the Merger Agreement having been taken.

(b) Until the earliest of the Effective Date, the termination of the Merger Agreement, or a change of recommendation under Section 6.5 of the Merger Agreement, Officer will not sell, permit any Lien to be created with respect to, or grant any proxy or other voting rights in respect of (other than the proxy and power of attorney granted hereunder), the Shares.

(c) Officer hereby agrees, in his or her individual capacity as a shareholder and not in the capacity of an officer of Foundation Bancorp, that between the date hereof and the earliest of the Effective Date, the termination of the Merger Agreement, or a change of recommendation under Section 6.5 of the Merger Agreement, he or she shall not, directly or indirectly, initiate contact with any person or entity in an effort to solicit any Acquisition Proposal.

(d) Officer agrees that all shares of Foundation Bancorp Common Stock or Foundation Bancorp Restricted Stock that Officer purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement, including without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Foundation Bancorp Common Stock or Foundation Bancorp Restricted Stock, or upon exercise or conversion of any other securities, shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

8. Miscellaneous.

(a) Entire Agreement; Amendment. The obligations of Officer set forth in this Agreement shall not be effective or binding upon Officer until after such time as the Merger Agreement is executed and delivered by Foundation Bancorp, the Bank, PCC and PCB, and this Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, modified or supplemented in any manner, except by an instrument in writing signed by all of the parties hereto.

(b) Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

(c) Specific Performance and Other Equitable Remedies. The parties acknowledge that the type and period of restriction imposed in Section 4 above is fair and reasonable and is reasonably required for the protection of PCC and Foundation Bancorp and of the goodwill associated with the business of Foundation Bancorp. Officer acknowledges that PCC would not have entered into the Merger Agreement unless Officer had, among other things, entered into this Agreement. In the event PCC considers Officer or Officer considers PCC to be in material breach of any obligation under this Agreement, the party asserting the breach shall provide to the other party written notice of the acts or omissions that are deemed to be in breach. The party allegedly in breach will then have ten (10) days to cure that claimed breach and provide written documentation as to the cure. No legal action can proceed until notice has been given and the opportunity to cure has elapsed. In addition to any other rights and remedies PCC may have if Officer violates this Agreement, Officer agrees that a breach by Officer of his or her covenants set forth in this Agreement is likely to cause Foundation Bancorp, and PCC as its successor, irreparable injury and damage, and Officer hereby expressly agrees that Foundation Bancorp, and PCC as its successor, shall be entitled to seek the remedies of injunction, specific performance and other equitable relief to prevent a breach of this Agreement by Officer. Each of the parties further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief. This provision shall not be construed as a waiver of any of the remedies which Foundation Bancorp or PCC may have for damages or otherwise.

(d) Governing Law. This Agreement and all disputes and controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by and subject to the applicable federal banking laws of the United States of America and, to the extent state law would apply, rather than such federal laws, to the laws of the State of Oregon (determined without reference to the choice of law provisions thereof).

(e) Construction. It is the intent of the parties hereto that this Agreement shall be enforced to the fullest extent permissible under Oregon law, and, wherever possible, each provision of this Agreement will be interpreted in a manner that will render it effective and valid under Oregon law. If any provision of this Agreement shall be prohibited by or become invalid under applicable law, that provision will be ineffective only to the extent of the prohibition or invalidity without invalidating the remainder of the provision or the remaining provisions of the Agreement. The parties expressly intend and desire that any court holding any provision of this Agreement to be invalid or unenforceable as written substitute a provision that is enforceable and that most fully accomplishes the purpose of the invalid or unenforceable provision and enforce the other provisions of this Agreement. Accordingly, if any provision hereof shall be deemed invalid or unenforceable, this Agreement shall be amended to delete or modify as necessary the invalid or unenforceable provisions to alter the balance of this Agreement to render the same valid and enforceable.

(f) Counterparts. This Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one agreement.

(g) Further Assurances. From time to time, at the request of PCC and without further consideration, Officer shall take such further actions, including executing and delivering such additional documents, as may be reasonably deemed by PCC to be necessary or desirable to make effective the transactions contemplated by this Agreement.

(h) Attorneys’ Fees. If any action is instituted to enforce any of the provisions of this Agreement, the prevailing party in such action shall be entitled to recover from the losing party its reasonable attorneys’ fees and expenses.

(i) Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

(j) Assignment. Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that PCC may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its Affiliates. Any assignment contrary to the provisions of this Section 9(j) shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

PACIFIC CONTINENTAL CORPORATION

By:
Name: Roger S. Busse
Title: Chief Executive Officer

OFFICER

Name:

FOUNDATION BANCORP, INC., solely with respect to the first sentence of Section 4 hereof

By:
Name:	Duane C. Woods
Title:	Vice Chairman and Interim Chief Executive Officer

SIGNATURE PAGE TO VOTING AND NON-COMPETITION AGREEMENT

SCHEDULE A

             shares of Common Stock of Foundation Bancorp

             shares of Foundation Bancorp Restricted Stock

EXHIBIT A

CONSENT OF SPOUSE

I,                     , spouse of                     , acknowledge that I have read the Voting and Non-Competition Agreement, dated as of April     , 2016, to which this Consent of Spouse is attached as Exhibit A (the “Agreement”), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of Foundation Bancorp that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of Foundation Bancorp subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of Foundation Bancorp shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated: April 26, 2016
Name:

EXHIBIT A-2

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), is entered into as of this 26th day of April, 2016, by and between Pacific Continental Corporation, an Oregon corporation (“PCC”), and the undersigned shareholder (“Shareholder”) of Foundation Bancorp, Inc., a Washington corporation (“Foundation Bancorp”).

RECITALS

A. Effective as of the date of this Agreement, Foundation Bancorp, Foundation Bank, a Washington state-chartered bank (the “Bank”), PCC and Pacific Continental Bank, an Oregon state-chartered bank (“PCB”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which PCC would acquire Foundation Bancorp by means of a merger of Foundation Bancorp with and into PCC (the “Merger”) on the terms and subject to the conditions set forth in such Merger Agreement.

B. Immediately following the Merger, PCC intends that the Bank shall be merged with and into PCB (the “Bank Merger” and, together with the Merger, the “Mergers”), with PCB the resulting bank.

C. As a condition to its willingness to enter into the Merger Agreement, PCC has required that Shareholder execute and deliver this Agreement.

D. In order to induce PCC to enter into the Merger Agreement, Shareholder is willing to make certain representations, warranties, covenants and agreements with respect to the shares of Series A Convertible Non-Cumulative Preferred Stock, $1.00 par value, of Foundation Bancorp, which are convertible into 1,500,000 shares of the common stock, $1.00 par value, of Foundation Bancorp (“Foundation Bancorp Preferred Stock”) beneficially owned by Shareholder and set forth below Shareholder’s signature on the signature page hereto (the “Original Shares” and, together with any additional shares of Foundation Bancorp Preferred Stock or Foundation Bancorp Common Stock pursuant to Section 6 hereof, the “Shares”).

AGREEMENT

In consideration of the mutual premises, and of the representations and warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby enter into this Agreement and agree as follows:

1. Defined Terms.

For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2. Representations of Shareholder.

Shareholder represents and warrants to PCC that:

(a) (i) Shareholder owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Original Shares and has good and valuable title thereto free and clear of all Liens (other than restrictions on transfer under applicable securities laws), and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Shareholder is a party relating to the pledge, disposition or voting of any of the Original Shares, and there are no voting trusts or similar agreements with respect to the Original Shares restricting or otherwise relating to the voting of such Shares.

(b) Shareholder does not beneficially own any shares of capital stock or voting securities of Foundation Bancorp or securities of Foundation Bancorp convertible into or exchangeable for shares of capital stock or voting securities of Foundation Bancorp, other than the Original Shares.

(c) Shareholder has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(d) Shareholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Shareholder hereunder and the consummation by such Shareholder of the transactions contemplated hereby have been duly and validly authorized by such Shareholder, and no other actions or proceedings on the part of such Shareholder are necessary to authorize the execution and delivery by such Shareholder of this Agreement, the performance by such Shareholder of its obligations hereunder or the consummation by such Shareholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming due authorization, execution and delivery by PCC, constitutes a legal, valid and binding obligation of Shareholder, enforceable against such Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity.

(e) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (1) constitute or result in a breach or violation of, a default (or event which, with notice or lapse of time or both, would become a default) under, give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on such property or asset of such Shareholder pursuant to any agreement, indenture, instrument, law, rule or regulation, judgment, decree, order, governmental permit, writ, injunction, or applicable license, to which such Shareholder is a party or by which such Shareholder or any property or asset of such Shareholder is bound or affected, (2) constitute a breach or violation of, or a default under Shareholder’s bylaws or organizational documents, or (3) require any permit, authorization, consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

3. Agreement to Vote Shares.

Shareholder agrees during the term of this Agreement to vote the Shares, and to cause any holder of record of Shares to vote or execute a written consent or consents if shareholders of Foundation Bancorp are requested to vote their shares through the execution of an action by written consent in lieu of any such annual or special meeting of shareholders of Foundation Bancorp: (i) in favor of the Merger and the Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of Foundation Bancorp at which such matters are considered and at every adjournment or postponement thereof (unless (x) the Foundation Bancorp Board shall have effected a change in recommendation under Section 6.5 of the Merger Agreement or terminated the Merger Agreement, or (y) the Foundation Bancorp Meeting shall have concluded with the vote contemplated by the Merger Agreement having been taken); (ii) against (1) any Acquisition Proposal, (2) any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Foundation Bancorp or the Bank under the Merger Agreement or of Shareholder under this Agreement and (3) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of PCC’s, PCB’s, Foundation Bancorp’s or the Bank’s conditions under the Merger Agreement.

4. No Voting Trusts or Other Arrangement.

Shareholder agrees that Shareholder will not, and will not permit any entity under Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with PCC (unless (i) the Foundation Bancorp Board shall have effected a change in recommendation under Section 6.5 of the Merger Agreement or terminated the Merger Agreement, or (ii) the Foundation Bancorp Meeting shall have concluded with the vote contemplated by the Merger Agreement having been taken).

5. Transfer and Encumbrance.

Shareholder agrees that, during the term of this Agreement, Shareholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of the Shares or Shareholder’s voting or economic interest therein. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of the Shares by Shareholder to an Affiliate of Shareholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, satisfactory in form and substance to PCC, to be bound by all of the terms of this Agreement. For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person.

6. Additional Shares.

Shareholder agrees that all shares of Foundation Bancorp Common Stock and Foundation Bancorp Preferred Stock that Shareholder purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of after the execution of this Agreement, including without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Foundation Bancorp Common Stock or Foundation Bancorp Preferred Stock, shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

7. Waiver of Appraisal and Dissenters’ Rights; Waiver of Liquidation Rights.

Shareholder hereby waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that Shareholder may have by virtue of ownership of the Shares. Shareholder hereby represents and agrees that the Merger will not constitute a liquidation, dissolution or winding up of Foundation Bancorp under the Articles of Amendment for Series A Convertible Non-Cumulative Preferred Stock of Foundation Bancorp, Inc. (the “Articles Amendment”), and hereby waives, and agrees not to assert or perfect, any liquidation rights that Shareholder may have by virtue of ownership of the Shares, in connection with the Merger, including, without limitation, pursuant to Section 7 of the Articles Amendment.

8. Termination.

This Agreement shall terminate upon the earliest to occur of (i) the Effective Time and (ii) a change of recommendation of the Foundation Bancorp Board to approve the Merger pursuant to Section 6.5 of the Merger Agreement, or (iii) the date on which the Merger Agreement is terminated in accordance with Section 10 thereof.

9. Notices.

Any notice, demand or other communication permitted or desired to be given hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes if personally delivered or mailed by registered or certified mail, return receipt requested, or sent via confirmed facsimile or by electronic mail (the receipt of which is confirmed in writing), to the respective parties at their addresses or facsimile numbers set forth below (or at such other address for a party as specified by like notice):

If to PCC:

Pacific Continental Corporation

Mr. Roger Busse

Mr. Richard Sawyer

111 West 7th Avenue

Eugene, OR 97401

(541) 686-8685 (phone)

(541) 344-2807 (facsimile)

With a copy to:

Pillsbury Winthrop Shaw Pittman LLP

Patricia F. Young, Esq.

Rodney R. Peck, Esq.

Four Embarcadero Center, 22nd Floor

San Francisco, CA 94111

(415) 983-1000 (phone)

(415) 983-1200 (facsimile)

If to Shareholder to:

[            ]

[            ]

[            ]

[            ]

[            ]

[            ]

With a copy to:

[            ]

[            ]

[            ]

[            ]

[            ]

[            ]

10. Miscellaneous.

(a) Entire Agreement; Amendment. The obligations of Shareholder set forth in this Agreement shall not be effective or binding upon Shareholder until after such time as the Merger Agreement is executed and delivered by Foundation Bancorp, the Bank, PCC and PCB, and this Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, modified or supplemented in any manner, except by an instrument in writing signed by both of the parties hereto.

(b) Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

(c) Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity, in contract or tort or any other claims. Each of the parties further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

(d) Governing Law. This Agreement and all disputes and controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by and subject to the applicable federal banking laws of the United States of America and, to the extent state law would apply, rather than such federal laws, to the laws of the State of Oregon (determined without reference to the choice of law provisions thereof).

(e) Construction. It is the intent of the parties hereto that this Agreement shall be enforced to the fullest extent permissible under Oregon law, and, wherever possible, each provision of this Agreement will be interpreted in a manner that will render it effective and valid under Oregon law. If any provision of this Agreement shall be prohibited by or become invalid under applicable law, that provision will be ineffective only to the extent of the prohibition or invalidity without invalidating the remainder of the provision or the remaining provisions of the Agreement. The parties expressly intend and desire that any court holding any provision of this Agreement to be invalid or unenforceable as written substitute a provision that is enforceable and that most fully accomplishes the purpose of the invalid or unenforceable provision and enforce the other provisions of this Agreement. Accordingly, if any provision hereof shall be deemed invalid or unenforceable, this Agreement shall be amended to delete or modify as necessary the invalid or unenforceable provisions to alter the balance of this Agreement to render the same valid and enforceable.

(f) Counterparts. This Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one agreement.

(g) Further Assurances. From time to time, at the request of PCC and without further consideration, Shareholder shall take such further actions, including executing and delivering such additional documents, as may be reasonably deemed by PCC to be necessary or desirable to make effective the transactions contemplated by this Agreement.

(h) Attorneys’ Fees. If any action is instituted to enforce any of the provisions of this Agreement, the prevailing party in such action shall be entitled to recover from the losing party its reasonable attorneys’ fees and expenses.

(i) Confidentiality. Shareholder agrees, during the term of this Agreement and for a period of two (2) years after the termination of this Agreement, (i) to hold any non-public information regarding this Agreement and the Mergers, other than information that is publicly known or hereafter becomes publicly known other than as a result of any action or omission by the undersigned, in strict confidence, provided that such Shareholder may disclose any such information to any legal, financial or other advisor to Shareholder who shall be under such obligation of confidentiality, and (ii) except as required by law, court order or other valid and appropriate legal process, not to divulge any such non-public information to any third Person.

(j) Action in Shareholder Capacity Only. Shareholder is entering into this Agreement solely in Shareholder’s capacity as a record holder and beneficial owner, as applicable, of the Shares and not in any capacity Shareholder or any officer, director, manager, employee or other agent may have as a director, officer, consultant or adviser to

Foundation Bancorp. Nothing herein shall limit or affect the ability of Shareholder or any officer, director, manager, employee or other agent of Shareholder to act as a director, officer, consultant or other adviser of Foundation Bancorp or the Bank.

(k) Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

(l) Assignment. Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that PCC may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its affiliates. Any assignment contrary to the provisions of this Section 10(l) shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

PACIFIC CONTINENTAL CORPORATION

By:

Name:	Roger S. Busse
Title:	Chief Executive Officer

[*],
as Shareholder

By:

Name:
Title:

Number of Shares of Foundation Bancorp Preferred Stock Beneficially Owned as of the Date of this Agreement:

Number of Shares of Foundation Bancorp Common Stock Beneficially Owned as of the Date of this Agreement:

Street Address:

City/State/Zip Code:

Fax:

SIGNATURE PAGE TO VOTING AGREEMENT

EXHIBIT B-1

HOLDING COMPANY PLAN OF MERGER

This Plan of Merger (this “Agreement”) is dated as of this      day of             , 2016, and is by and between Pacific Continental Corporation, an Oregon corporation (“PCC”), and Foundation Bancorp, Inc., a Washington corporation (“Foundation Bancorp”).

RECITALS

A. The Board of Directors of each of PCC and Foundation Bancorp has approved this Agreement and authorized its execution and the performance of all of its respective obligations hereunder.

B. This Agreement is part of an Agreement and Plan of Merger (“Merger Agreement”), dated as of April 26, 2016, by and among PCC, Pacific Continental Bank, an Oregon state-chartered bank (“PCB”), Foundation Bancorp, and Foundation Bank, a Washington state-chartered bank (the “Bank”), which Merger Agreement sets forth certain conditions precedent to the effectiveness of this Agreement and other matters related to the merger contemplated by this Agreement. Capitalized terms that are used but not defined in this Agreement are used as defined in the Merger Agreement.

C. At or prior to the date the Merger (defined below) becomes effective, the parties shall have taken all such actions as may be necessary or appropriate in order to effectuate the Merger.

AGREEMENT

In consideration of the mutual covenants herein contained, the parties hereby adopt this Agreement:

1. Effective Date.

This Agreement shall become effective upon the occurrence of the filing of this Agreement with the Oregon Secretary of State as required under the OBCA and the filing of the Articles of Merger with the Washington Secretary of State as required under the WBCA, and as of the date set forth in the Certificate of Merger issued by the Oregon Secretary of State, or such later date and time as may be set forth in such filing (the date on which the Merger becomes effective being referred to as the “Effective Date”).

2. Merger.

Effective as of 5:01 p.m. (Pacific Time) on the Effective Date (the “Effective Time”), Foundation Bancorp shall merge with and into PCC (the “Merger”), and PCC will be the surviving corporation (the “Surviving Corporation”). The name of the Surviving Corporation shall be “Pacific Continental Corporation.”

3. Articles of Incorporation, Bylaws and Directors.

Until altered, amended or repealed, at the Effective Time, the Articles of Incorporation and Bylaws of PCC as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation. Until their successors are elected or appointed and qualified, and subject to prior death, resignation or removal, the directors of PCC shall be, as of the Effective Time, the individuals identified on Appendix A hereto.

4. Effect of Merger.

(a) Until changed by the Board of Directors of the Surviving Corporation, at the Effective Time, all corporate acts, plans, policies, contracts, approvals and authorizations of PCC and Foundation Bancorp, and their shareholders, officers, agents, Boards of Directors, and committees elected or appointed thereby, which were valid and effective immediately prior to the Effective Date, shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of the Surviving Corporation and shall be as effective and binding thereon as the same were with respect to PCC and Foundation Bancorp prior to the Effective Time.

(b) At the Effective Time, the corporate existence of PCC and Foundation Bancorp shall, as provided by Oregon and Washington law, be merged into and continued in the Surviving Corporation, and the separate existence of Foundation Bancorp shall terminate. All rights, powers, privileges and franchises of Foundation Bancorp in and to every type of property (whether real, personal, tangible or intangible) and choses in action shall be transferred to and vested in the Surviving Corporation by virtue of the Merger without any deed or other transfer, and the Surviving Corporation, without any order or action on the part of any court or otherwise, shall hold and enjoy all such rights and property, franchises, and interests, including appointments, designations and nominations, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by PCC and Foundation Bancorp, respectively, prior to the Effective Time.

(c) At the Effective Time, the liabilities of PCC and Foundation Bancorp shall become the liabilities of the Surviving Corporation, and all obligations, liabilities, restrictions and disabilities of PCC and Foundation Bancorp, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts, or records of PCC and Foundation Bancorp, shall be those of the Surviving Corporation and shall not be released or impaired by the Merger; and all rights of creditors and other obligees and all liens on property shall be preserved unimpaired.

5. Capitalization of PCC.1

The present authorized capital of PCC consists of 20,000 shares of undesignated preferred stock, without par value, of which [no] shares are issued or outstanding, and 50,000,000 shares of common stock, without par value, of which [19,621,652] shares are issued, outstanding and fully paid as of the date hereof (“PCC Common Stock”). As of the date hereof, other than 663,976 shares of PCC Common Stock issuable and reserved for issuance upon exercise of outstanding stock options and restricted stock units, (i) there are no shares of PCC Common Stock reserved for issuance, (ii) PCC has no Rights issued or outstanding with respect to its stock, and (iii) PCC has no commitment to authorize, issue or sell to any other Person any of its stock.

6. Capitalization of Foundation Bancorp.2

The authorized capital stock of Foundation Bancorp consists of: 26,000,000 shares of capital stock, consisting of (i) 20,000,000 shares of Foundation Bancorp Common Stock (“Foundation Bancorp Common Stock”), of which [3,655,738] shares are issued and outstanding (including shares of Foundation Bancorp Restricted Stock and shares of Bank Common Stock that have been converted to shares of Foundation Bancorp Common Stock, and excluding shares of Foundation Bancorp Common Stock issuable upon conversion of the Foundation Bancorp Preferred Stock), (ii) 5,000,000 shares of non-voting common stock, par value $1.00 per share, of which 2,000,000 shares are designated Non-Voting Common Stock, Series A, par value $1.00 per share, [none] of which are issued and outstanding, and (iii) 1,000,000 shares of Foundation Bancorp Preferred Stock (“Foundation Bancorp Preferred Stock”), of which [15,000] shares are issued and outstanding. As of the date

[1]	[To be updated on the effective date of this Agreement.]
[2]	[To be updated on the effective date of this Agreement.]

hereof, there are [213,455] shares of Foundation Bancorp Common Stock authorized and reserved for issuance under the Foundation Bancorp Long Term Equity Incentive Plan (the “Foundation Bancorp Stock Plan”), and [79,000] outstanding shares of restricted Foundation Bancorp Common Stock (the “Foundation Bancorp Restricted Stock”) thereunder. The outstanding shares of Foundation Bancorp Common Stock, Foundation Bancorp Preferred Stock and Foundation Bancorp Restricted Stock have been duly authorized, are validly issued, fully paid and non-assessable, and are not subject to any preemptive rights and were not issued in violation of any preemptive rights. There are no other shares of capital stock or other equity securities of Foundation Bancorp outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock of Foundation Bancorp, or contracts, commitments, understandings, or arrangements by which Foundation Bancorp was or may become bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

7. Merger Consideration.

Subject to Sections 2.1.5, 2.1.6, 2.1.7, 2.2, 2.3, 10.1(d), and 11.5 of the Merger Agreement, at and as of the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person, each share of Foundation Bancorp Common Stock (other than Dissenters’ Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, at the election of the holder thereof as provided in Section 8:

(a) Cash in an amount equal to $12.50 (the “Per Share Cash Consideration”); or

(b) 0.7911 shares of PCC Common Stock (the “Per Share Stock Consideration”).

8. Election Procedures.

(a) Election Form. An Election Form shall be mailed to the shareholders of Foundation Bancorp on or about the thirtieth (30th) day prior to the anticipated Effective Date. Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation), subject to the conditions set forth in Section 8(c), (i) to elect a Stock Election, (ii) to elect a Cash Election, (iii) to elect a Mixed Election or (iv) to indicate a Non-Election. Nominee record holders who hold Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock, or Foundation Bancorp Preferred Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares based upon the actions of the beneficial owners thereof. If a shareholder either (i) does not submit and continue to maintain through the Election Deadline a properly completed Election Form or (ii) fails to perfect his, her or its right to dissent under the WBCA, the shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock held by such shareholder shall be designated No-Election Shares. Any Dissenting Shares shall be deemed to be Cash Election Shares and, with respect to such shares, the holders thereof shall in no event be classified as holders of Reallocated Stock Shares.

(b) Election Deadline. The term “Election Deadline” shall mean 5:00 p.m., Pacific Time, on the Business Day that is five (5) Business Days prior to the Effective Date, or such other date as PCC and Foundation Bancorp shall mutually agree upon.

(c) Effective Election. Any election to receive PCC Common Stock and/or cash shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent (or any other Person to whom the subject shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock are subsequently transferred) by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither PCC nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(d) Allocation. The Exchange Agent shall effect the allocation among holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock of rights to receive PCC Common Stock and/or cash in the Merger in accordance with the Election Forms as follows:

(i) Cash Consideration Undersubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is less than an amount equal to the Aggregate Cash Consideration, then:

(A) all Cash Election Shares (subject to Section 9 with respect to Dissenters’ Shares) shall be converted into the right to receive cash;

(B) No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares (including Dissenters’ Shares) times the Per Share Cash Consideration equal the Aggregate Cash Consideration. If less than all of the No-Election Shares are so required to be treated as Cash Election Shares, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as to maximize the number of No-Election Shares treated as subject to a Mixed Election, and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares;

(C) if all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Cash Consideration is still less than the Aggregate Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described in Section 8(e) a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Aggregate Cash Consideration (provided that Stock Election Shares subject to a Mixed Election shall be treated as Reallocated Cash Shares only if the Stock Election Shares not subject to a Mixed Election are insufficient in number); and all Reallocated Cash Shares will be converted into the right to receive cash; and

(D) the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive PCC Common Stock.

(ii) Cash Consideration Oversubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the Aggregate Cash Consideration, then:

(A) all Stock Election Shares and a sufficient number of No-Election Shares shall be converted into the right to receive PCC Common Stock; provided that the Exchange Agent shall select which No-Election Shares shall be treated as Stock Election Shares in such a manner as to maximize the number of No-Election Shares treated as subject to a Mixed Election;

(B) if, after following the procedures in Section 8(d)(ii)(A), the Cash Consideration is still over-subscribed, then the Exchange Agent shall convert on a pro rata basis as described in Section 8(e) a sufficient number of Cash Election Shares (excluding any Dissenters’ Shares) (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares (including Dissenters’ Shares) times the Per Share Cash Consideration equals the Aggregate Cash Consideration (provided that Cash Election Shares subject to a Mixed Election shall be treated as Reallocated Stock Shares only if, and to the extent that, the Cash Election Shares not subject to a Mixed Election are insufficient in number); and all Reallocated Stock Shares shall be converted into the right to receive PCC Common Stock; and

(C) the Cash Election Shares (subject to Section 9 with respect to Dissenters’ Shares) which are not Reallocated Stock Shares shall be converted into the right to receive cash.

(iii) Cash Consideration Satisfied. If the number of Cash Election Shares times the Per Share Cash Consideration is equal to the Aggregate Cash Consideration, then Section 8(d)(i) and Section 8(d)(ii) of the Merger Agreement shall not apply and all Cash Election Shares (subject to Section 9 with respect to Dissenters’ Shares) shall be converted into the right to receive cash and all No-Election Shares and all Stock Election Shares will be converted into the right to receive PCC Common Stock.

(e) Pro Rata Reallocations. In the event that the Exchange Agent is required pursuant to Section 8(d)(i)(C) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required pursuant to Section 8(d)(ii)(B) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

(f) Adjustment Per Tax Opinion. Notwithstanding anything in Section 2 of the Merger Agreement to the contrary, if Sidley Austin LLP and tax counsel to PCC reasonably determine that the amount of cash payable pursuant to Section 8 (prior to the application of this Section 8(f)) exceeds the maximum amount of cash that would enable Sidley Austin LLP to deliver the tax opinion referred to in Section 8.3(d) of the Merger Agreement solely because the Merger would not satisfy the “continuity-of-interest” requirements of Section 368 of the Code (and relevant Treasury Regulations and other applicable authority), the amount of cash to be delivered (but for this Section 8(f)) with respect to each share of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock, that are convertible, in whole or in part, into a right to receive cash, shall be reduced to the minimum extent necessary (and PCC shall deliver with respect to each such share of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock, in lieu of the reduced amount of cash, that number of shares of PCC Common Stock having an aggregate value (based on the closing price of the PCC Common Stock on the Closing Date) equal to the reduced amount of cash) so that, in the reasonable determination of Sidley Austin LLP and tax counsel to PCC, Sidley Austin LLP shall be able to deliver the tax opinion referred to in Section 8.3(d) of the Merger Agreement. In making its determination, Sidley Austin LLP and tax counsel to PCC shall take into account cash in lieu of fractional shares, Dissenters’ Shares, payments made by Foundation Bancorp to its shareholders as redemption proceeds or as extraordinary dividends, the Cumulative Cash Dividend, shares of Foundation Bancorp Common Stock to be excluded from the relevant calculations, and such other considerations as Sidley Austin LLP and tax counsel to PCC reasonably deem necessary to take into account for purposes of making the Merger satisfy such “continuity-of-interest” requirements.

9. Dissenters’ Shares.

All Dissenters’ Shares shall be converted into the right to receive payment with respect thereto in accordance with the provisions of the WBCA and shall not be converted into or represent a right to receive the Merger Consideration unless and until such shares have lost their status as Dissenters’ Shares under the Revised Code of Washington §§ 23B.13.010 et seq. at which time each such share shall be converted into the right to receive the Merger Consideration. As of the Effective Time, all such shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock (which are not Dissenters’ Shares) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 11.

10. Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock.

(a) Foundation Bancorp Restricted Stock. Foundation Bancorp shall take all actions necessary to cause each outstanding share of Foundation Bancorp Restricted Stock to be fully vested so that all restrictions on the

Foundation Bancorp Restricted Stock shall lapse as of the Effective Time, and such shares shall be entitled to the election procedures set forth in Section 8.

(b) Foundation Bancorp Preferred Stock. Each share of the Foundation Bancorp Preferred Stock outstanding immediately prior to the Effective Time shall, without the consent of the holders thereof, become convertible into the right to receive the Merger Consideration with respect to 1,500,000 shares of Foundation Bancorp Common Stock, as provided in Section 7 hereof, together with the Cumulative Cash Dividend. The holder of the Foundation Bancorp Preferred Stock shall have the opportunity to elect the form of Merger Consideration to be received in the transaction, in accordance with Section 8 hereof. Notwithstanding anything in this Section 10(b) to the contrary, the holder of Foundation Bancorp Preferred Stock may elect to be paid the “fair value” of its Foundation Bancorp Preferred Stock pursuant to the procedure set forth in RCW §§ 23B.13.010 et seq., as provided in Section 9 hereof.

11. Exchange Procedures.

(a) Preliminary Mailing of Transmittal Material. Provided that Foundation Bancorp has delivered, or caused to be delivered, to the Exchange Agent all information which is reasonably necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, and PCC shall cause the Exchange Agent to, mail or deliver to each holder of record of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and/or Foundation Bancorp Preferred Stock, simultaneously with the mailing or delivery of the Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) theretofore representing shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock (collectively, the “Foundation Bancorp Certificates”) or book-entry shares (“Book-Entry Shares”), as relevant, shall pass only upon proper delivery of such Foundation Bancorp Certificate(s) or Book-Entry Shares to the Exchange Agent advising such holder of the procedure for surrendering to the Exchange Agent) such Foundation Bancorp Certificate(s) or Book-Entry Shares in exchange for the consideration to which such holder may be entitled pursuant to Section 7 hereof.

(b) Secondary Mailing of Transmittal Material. PCC shall take all steps necessary to cause the Exchange Agent, within five (5) Business Days after the Effective Time, to mail to each holder of Foundation Bancorp Certificates or Book-Entry Shares who has not previously surrendered such Foundation Bancorp Certificates or Book-Entry Shares with an Election Form, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Foundation Bancorp Certificates and Book-Entry Shares for the Merger Consideration and cash in lieu of fractional shares, if any, into which the shares of such Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock have been converted pursuant to this Agreement.

(c) PCC Deliveries. At least one (1) day prior to the Closing, for the benefit of the holders of Foundation Bancorp Certificates or Book-Entry Shares, (i) PCC shall deliver to the Exchange Agent evidence of shares in book entry form, representing the number of shares of PCC Common Stock issuable to the holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock as part of the Merger Consideration and (ii) PCC shall deliver, or cause PCB to deliver, to the Exchange Agent, the cash portion of the Merger Consideration payable pursuant to Section 2 of the Merger Agreement, each to be delivered to the holders of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock and Foundation Bancorp Preferred Stock in exchange for their Foundation Bancorp Certificates or Book-Entry Shares as provided in Section 2 of the Merger Agreement. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of PCC Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

(d) Exchange Agent Deliveries.

(i) After completion of the allocation referred to in Section 8(d) and upon the Closing, each holder of a Foundation Bancorp Certificate or Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time who has properly surrendered, or has caused to be surrendered, such Foundation Bancorp Certificate or Certificates (or affidavits of loss in lieu of such Certificates) or Book-Entry Shares to the Exchange Agent will be entitled to evidence of issuance in book entry form, or upon written request of such holder a certificate or certificates representing, the number of whole shares of PCC Common Stock and/or the amount of cash into which the aggregate number of shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock previously represented by such Foundation Bancorp Certificate or Certificates or Book-Entry Shares surrendered shall have been converted pursuant to this Agreement and, if such holder’s shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock have been converted into PCC Common Stock, and any other distribution theretofore paid with respect to PCC Common Stock issuable in the Merger, in each case, without interest. The Exchange Agent shall accept such Foundation Bancorp Certificates (or affidavits of loss in lieu of such Certificates) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(ii) If a holder of Foundation Bancorp Certificates or Book-Entry Shares surrenders, or causes to be surrendered, such Foundation Bancorp Certificates or Book-Entry Shares and a properly executed letter of transmittal to the Exchange Agent at least five (5) Business Days prior to the Effective Date, then PCC shall use commercially reasonable efforts to cause the Exchange Agent to deliver, within two (2) Business Days following the Effective Date, to such holder of Foundation Bancorp Certificates or Book-Entry Shares the Merger Consideration into which the shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock represented by such Foundation Bancorp Certificates or Book-Entry Shares have been converted pursuant to Section 7. Subject to Section 11(b), if a holder of Foundation Bancorp Certificates or Book-Entry Shares surrenders, or causes to be surrendered, such Foundation Bancorp Certificates or Book-Entry Shares and a properly executed letter of transmittal to the Exchange Agent at any time after five (5) Business Days prior to the Effective Date, then PCC shall use commercially reasonable efforts to cause the Exchange Agent to promptly, but in no event later than five (5) Business Days following receipt of such Foundation Bancorp Certificates or Book-Entry Shares and properly executed letter of transmittal, deliver to such holder of Foundation Bancorp Certificates or Book-Entry Shares the Merger Consideration into which the shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock represented by such Foundation Bancorp Certificates or Book-Entry Shares have been converted pursuant to Section 7.

(iii) Each Foundation Bancorp Certificate or Book-Entry Share outstanding immediately prior to the Effective Time which prior to the Effective Time represented Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock and which is not surrendered to and accepted by the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to evidence ownership of the number of shares of PCC Common Stock and/or the right to receive the amount of cash, into which such Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of Foundation Bancorp of Foundation Bancorp Certificates or Book-Entry Shares representing Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock and, if such Foundation Bancorp Certificates or Book-Entry Shares are presented to Foundation Bancorp for transfer, they shall be cancelled against delivery of certificates or book-entry shares for PCC Common Stock and/or cash as hereinabove provided. No dividends which have been declared will be remitted to any Person entitled to receive shares of PCC Common Stock under Section 7 until such Person surrenders the Foundation Bancorp Certificate or Certificates or Book-Entry Shares representing Foundation Bancorp Common Stock, Foundation Bancorp

Restricted Stock or Foundation Bancorp Preferred Stock, at which time such dividends shall be remitted to such Person, without interest. In the event of a transfer of ownership of shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock that is not registered in the transfer records of Foundation Bancorp, the Merger Consideration to be delivered upon due surrender of the Foundation Bancorp Certificate or Book-Entry Shares may be delivered to such a transferee if the Foundation Bancorp Certificate or Book-Entry Shares formerly representing such shares is presented to PCC, accompanied by all documents reasonably required by PCC to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(iv) In the event any Foundation Bancorp Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by PCC or the Exchange Agent, the posting by such Person of a bond in such amount as PCC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Foundation Bancorp Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration deliverable in respect thereof in accordance with the terms of this Agreement and the requirements of this Section 11.

(v) Unclaimed Merger Consideration. Any portion of the shares of PCC Common Stock and cash delivered to the Exchange Agent by PCC pursuant to Section 11(c) that remains unclaimed by the shareholders of Foundation Bancorp for one (1) year after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to PCC. Any shareholders of Foundation Bancorp who have not theretofore complied with Section 11(d) shall thereafter look only to PCC for the consideration deliverable in respect of each share of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock such shareholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of Foundation Bancorp Common Stock, Foundation Bancorp Restricted Stock or Foundation Bancorp Preferred Stock or Book-Entry Shares are not surrendered or the payment for them is not claimed prior to the date on which such shares of PCC Common Stock or cash would otherwise escheat to any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of PCC (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Foundation Bancorp Certificate or Book-Entry Shares for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. PCC and the Exchange Agent shall be entitled to rely upon the stock transfer books of Foundation Bancorp to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Foundation Bancorp Certificate or any Book-Entry Shares, PCC and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(e) No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of PCC Common Stock shall be issued in the Merger. Each holder of Foundation Bancorp Common Stock or Foundation Bancorp Preferred Stock who otherwise would have been entitled to a fraction of a share of PCC Common Stock (after taking into account all Foundation Bancorp Certificates or Book-Entry Shares delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Per Share Cash Consideration. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

(f) Withholding Rights. Each of PCC, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Foundation Bancorp Certificates or Book-Entry Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax laws. To the extent that amounts are so withheld by the Surviving Corporation or PCC, as the case may be, such withheld amounts (i) shall be remitted by PCC or the Surviving Corporation, as applicable, to the applicable Governmental Authority, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the holder of Foundation Bancorp Certificates or Book-Entry Shares in respect of which such deduction and withholding was made by the Surviving Corporation or PCC, as the case may be.

12. Anti-Dilution Provision.

If, prior to the Effective Time, the outstanding shares of PCC Common Stock shall have been increased, decreased, changed into or exchanged for a different kind of shares or securities, as a result of a stock dividend, stock split, or reverse stock split or similar transaction involving the issuance of PCC Common Stock for which no consideration is received, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Per Share Stock Consideration to provide the holders of shares of Foundation Bancorp Common Stock and Foundation Bancorp Restricted Stock (and shares of Foundation Bancorp Preferred Stock entitled to receive the Merger Consideration pursuant to Section 10(b) hereof) which have converted into the stock portion of the Merger Consideration the same economic effect as contemplated by the Merger Agreement with respect to the stock portion of the Merger Consideration prior to such event.

13. Shareholder Approval.

This Agreement has been ratified and approved by the shareholders of Foundation Bancorp at a meeting called and held in accordance with the applicable provisions of law and its Articles of Incorporation and Bylaws. Approval of this Agreement by the shareholders of PCC is not required in accordance with Section 60.487(7) of the OBCA. Each of PCC and Foundation Bancorp have procured all other consents and approvals, taken all other actions, and satisfied all other requirements prescribed by law or otherwise, necessary for consummation of the Merger on the terms herein provided.

14. Conditions to the Merger.

All conditions precedent to the effectiveness of this Agreement as set forth in the Merger Agreement have been satisfied or waived.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

PACIFIC CONTINENTAL CORPORATION

By:
Roger S. Busse
Chief Executive Officer

By:
Shannon Coffin
Secretary

FOUNDATION BANCORP , INC.

By:
Duane C. Woods
Vice Chairman and Interim Chief Executive
Officer

By:
Randy Cloes
Secretary

SIGNATURE PAGE TO PLAN OF MERGER

APPENDIX A

Directors of PCC

Robert A. Ballin

Roger S. Busse

Eric Forrest

Michael E. Heijer

Michael D. Holzgang

Judith A. Johansen

Donald L. Krahmer, Jr.

Donald G. Montgomery

Jeffrey D. Pinneo

John H. Rickman

Karen L. Whitman

Thomas Ellison*

Duane Woods*

*	Subject to approval by the Board of Directors of PCC. Asterisks to be removed from this Agreement prior to its execution.

EXHIBIT B-2

ARTICLES OF MERGER

OF

PACIFIC CONTINENTAL CORPORATION

AND

FOUNDATION BANCORP, INC.

To the Secretary of State

State of Washington

Pursuant to the provisions of the Washington Business Corporation Act, the domestic business corporation and the foreign business corporation herein named do hereby submit the following articles of merger.

1. Annexed hereto and made a part hereof is the Holding Company Plan of Merger for merging Foundation Bancorp, Inc. (“Foundation Bancorp”), a Washington corporation, with and into Pacific Continental Corporation (“PCC”), an Oregon corporation, with PCC continuing its existence as the surviving corporation, as adopted by the Board of Directors of PCC on [            ], 2016, and adopted by the Board of Directors of Foundation Bancorp on [            ], 2016.

2. The merger was approved by the shareholders of Foundation Bancorp pursuant to the provisions of Section 23B.11.030 of the Washington Business Corporation Act.

3. The merger of Foundation Bancorp with and into PCC is permitted by the laws of the jurisdiction of organization of PCC and has been authorized in compliance with said laws.

4. The effective time and date of the merger herein provided for in the State of Washington shall be 5:01 p.m. (Pacific Time) on [            ], 2016.

Executed on [            ], 2016.

PACIFIC CONTINENTAL CORPORATION

By:
Roger S. Busse Chief Executive Officer

By:
Shannon Coffin Secretary

FOUNDATION BANCORP, INC.

By:
Duane C. Woods Vice Chairman and Interim Chief Executive Officer

By:
Randy Cloes Secretary

SIGNATURE PAGE TO ARTICLES OF MERGER

EXHIBIT C-1

BANK PLAN OF MERGER

This Bank Plan of Merger (the “Bank Plan of Merger”) is dated as of this      day of             2016, and is by and between Pacific Continental Bank, an Oregon state-chartered bank (“PCB”), and Foundation Bank, a Washington state-chartered bank (the “Bank”).

RECITALS

A. PCB is an Oregon state-chartered bank with its principal office at 111 West Seventh Avenue, Eugene, Oregon 97440.

B. The Bank is a Washington state-chartered bank with its principal office at 1110 112th Ave NE, Suite 200, Bellevue, Washington 98004.

C. Pacific Continental Corporation (“PCC”) is an Oregon corporation and the parent holding company and sole shareholder of PCB.

D. Foundation Bancorp (“Foundation Bancorp”) is a Washington corporation and the parent holding company and sole shareholder of the Bank.

E. This Bank Plan of Merger is part of an Agreement and Plan of Merger (“Merger Agreement”), dated as of April 26, 2016, by and among PCC, PCB, Foundation Bancorp and the Bank, which Merger Agreement sets forth certain conditions precedent to the effectiveness of this Bank Plan of Merger and other matters related to the merger contemplated by this Bank Plan of Merger (the “Bank Merger”). Capitalized terms that are used but not defined in this Bank Plan of Merger are used as defined in the Merger Agreement.

F. The Boards of Directors of each of PCB and the Bank have unanimously approved this Bank Plan of Merger and authorized its execution and the performance of all of its respective obligations hereunder. The sole shareholder of the Bank and the sole shareholder of PCB have each approved this Bank Plan of Merger.

G. At or prior to the date the Bank Merger becomes effective, the parties shall have taken all such actions as may be necessary or appropriate to effectuate the Bank Merger.

AGREEMENT

In consideration of the mutual covenants herein contained, the parties hereby adopt this Bank Plan of Merger:

1. EFFECTIVE DATE. The effective date (the “Effective Date”) of this Bank Plan of Merger shall be the date of filing of this Bank Plan of Merger with the Director of the Oregon Department of Consumer and Business Services acting by and through the Administration of the Division of Finance and Corporate Securities (the “Oregon Director”) as required under the Oregon Bank Act and as of the date set forth in the Certificate of Merger issued by the Oregon Director and the filing of the Bank Articles of Merger with the Agency Director of the Washington State Department of Financial Institutions (the “Washington Director”).

2. BANK MERGER. Effective as of 5:02 p.m. (Pacific Time) on the Effective Date (the “Effective Time”), the Bank shall merge with and into PCB with PCB being the surviving bank (the “Surviving Bank”).

3. ARTICLES OF INCORPORATION, BYLAWS, DIRECTORS AND OFFICERS. At the Effective Time, PCB’s articles of incorporation, bylaws and banking charter as in effect immediately prior to the Effective Date shall be the Surviving Bank’s articles of incorporation, bylaws and banking charter. Until their successors are elected or appointed and qualified, and subject to prior death, resignation or removal, the Surviving Bank’s officers shall be, as of the Effective Time, the individuals serving in such capacities for PCB immediately prior to the Effective Time. Until their successors are elected or appointed and qualified, and subject to prior death, resignation or removal, the Surviving Bank’s directors shall be, as of the Effective Time, the individuals identified on Appendix A hereto.

4. EFFECT OF THE BANK MERGER.

4.1 Until changed by the Surviving Bank’s Board of Directors, the locations and names of the existing offices of PCB and the Bank shall continue to be the locations of the offices of the Surviving Bank; and all corporate acts, plans, policies, contracts, approvals and authorizations of PCB and the Bank, and their shareholders, officers, agents, Boards of Directors, and committees elected or appointed thereby, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the Surviving Bank’s acts, plans, policies, contracts, approvals, and authorizations and shall be as effective and binding thereon as the same were with respect to PCB and the Bank prior to the Effective Time.

4.2 At the Effective Time, all rights, franchises and interests of PCB and the Bank, respectively, in and to every type of property (whether real, personal, tangible or intangible) and choses in action shall be vested in the Surviving Bank by virtue of the Bank Merger without any deed or other transfer, and the Surviving Bank, without any order or action on the part of any court or otherwise, shall hold and enjoy all such rights and property, franchises, and interests, including appointments, designations and nominations, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by PCB and the Bank, respectively, prior to the Effective Time.

4.3 At the Effective Time, all liabilities of PCB and the Bank shall become the Surviving Bank’s liabilities; and all debts, liabilities, and contracts of PCB and the Bank, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts, or records of PCB and the Bank, shall be those of the Surviving Bank and shall not be released or impaired by the Bank Merger; and all rights of creditors and other obligees and all liens on property shall be preserved unimpaired.

4.4 The effect of the Bank Merger is as prescribed by law.

5. CAPITALIZATION OF PCB. PCB’s authorized capital consists of 10,000,000 authorized shares of common stock, $1.00 par value per share, of which one share is issued, outstanding and fully paid as of the date hereof. There are no outstanding options, warrants or other rights to purchase or receive PCB securities.

6. CAPITALIZATION OF THE BANK. The Bank’s authorized capital stock consists of 2,000,000 shares of common stock, $1.00 par value, of which one share is issued, outstanding and fully paid and will be held by PCB (the “Bank Common Stock”). There are no outstanding options, warrants or other rights to purchase or receive the Bank Common Stock.

7. CONVERSION OF SHARES. As of the Effective Date, each outstanding share of PCB capital stock, all of which are held by PCC, shall continue to be outstanding as shares of the Surviving Bank, the holder of such shares shall retain all rights with respect to such shares as are in effect immediately prior to the Bank Merger, and each outstanding share of the Bank Common Stock, all of which will be held by PCB, will be cancelled.

8. APPROVAL. This Bank Plan of Merger has been approved by the board of directors and the sole shareholder of PCB and the board of directors and sole shareholder of the Bank in accordance with the applicable provisions of law and their respective articles of incorporation and bylaws. Certified copies of such approvals are attached as Exhibit A. Each of PCB and the Bank has procured all other consents and approvals, taken all other actions, and satisfied all requirements prescribed by law, necessary for consummation of the Bank Merger on the terms herein provided.

9. CONDITIONS TO THE BANK MERGER. All conditions precedent to the effectiveness of this Bank Plan of Merger as set forth in the Merger Agreement have been satisfied or waived.

IN WITNESS WHEREOF, the parties hereto have caused this Bank Plan of Merger to be executed by their duly authorized officers as of the date first above written.

PACIFIC CONTINENTAL BANK

By:
Roger S. Busse Chief Executive Officer

By:
Shannon Coffin Secretary

FOUNDATION BANK

By:
Duane C. Woods Vice Chairman and Interim Chief Executive Officer

By:
Randy Cloes Secretary

SIGNATURE PAGE TO BANK PLAN OF MERGER

APPENDIX A

Directors of PCB

Robert A. Ballin

Roger S. Busse

Eric Forrest

Michael E. Heijer

Michael D. Holzgang

Judith A. Johansen

Donald L. Krahmer, Jr.

Donald G. Montgomery

Jeffrey D. Pinneo

John H. Rickman

Karen L. Whitman

Thomas Ellison*

Duane Woods*

*	Subject to approval by the Board of Directors of PCC. Asterisks to be removed from this Bank Plan of Merger prior to its execution.

EXHIBIT A

Approvals

EXHIBIT C-2

ARTICLES OF MERGER

OF

PACIFIC CONTINENTAL BANK

AND

FOUNDATION BANK

To the Secretary of State

State of Washington

Pursuant to the provisions of the Washington Business Corporation Act, the domestic business corporation and the foreign business corporation herein named do hereby submit the following articles of merger.

1. Annexed hereto and made a part hereof is the Bank Plan of Merger for merging Foundation Bank (the “Bank”), a Washington state-chartered bank, with and into Pacific Continental Bank (“PCB”), an Oregon state-chartered bank, with PCB continuing its existence as the surviving entity, as adopted by the Board of Directors of PCB on [            ], 2016, and adopted by the Board of Directors of the Bank on [            ], 2016.

2. The merger was approved by the sole shareholder of the Bank pursuant to the provisions of Section 23B.11.030 of the Washington Business Corporation Act.

3. The merger of the Bank with and into PCB is permitted by the laws of the jurisdiction of organization of PCB and has been authorized in compliance with said laws.

4. The effective time and date of the merger herein provided for in the State of Washington shall be 5:02 p.m. (Pacific Time) on [            ], 2016.

Executed on [            ], 2016.

PACIFIC CONTINENTAL BANK

By:
Roger S. Busse
Chief Executive Officer

By:
Shannon Coffin
Secretary

FOUNDATION BANK

By:
Duane C. Woods
Vice Chairman and Interim Chief Executive
Officer

By:
Randy Cloes
Secretary

SIGNATURE PAGE TO ARTICLES OF MERGER

ANNEX B

REVISED CODE OF WASHINGTON §§ 23B.13.010 THROUGH 23B.13.310

– DISSENTERS’ RIGHTS

23B.13.010

Definitions.

As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

[ 1989 c 165 § 140.]

23B.13.020

Right to dissent.

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary and the plan of merger provided for the merger of the subsidiary with its parent under RCW 23B.11.040;

(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c) A sale or exchange, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation;

(e) Any action described in RCW 23B.25.120;

(f) Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(g) A plan of entity conversion in the case of a conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (i) The shareholder was entitled to vote on the plan; and (ii) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

[ 2014 c 83 § 15; 2013 c 97 § 1. Prior: 2009 c 189 § 41; 2009 c 188 § 1404; 2003 c 35 § 9; 1991 c 269 § 37; 1989 c 165 § 141.]

NOTES:

Effective date – 2009 c 188: See note following RCW 23B.11.080.

23B.13.030

Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

[ 2002 c 297 § 35; 1989 c 165 § 142.]

23B.13.200

Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

[ 2009 c 189 § 42; 2002 c 297 § 36; 1989 c 165 § 143.]

23B.13.210

Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to payment for the shareholder’s shares under this chapter.

[ 2009 c 189 § 43; 2002 c 297 § 37; 1989 c 165 § 144.]

23B.13.220

Dissenters’ rights—Notice.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (5) of this section.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(2) shall comply with subsection (5) of this section.

(3) In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(a)(ii), the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders of the subsidiary other than the parent a notice in compliance with subsection (5) of this section.

(4) In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(d) that, pursuant to RCW 23B.10.020(4)(b), is not required to be approved by the shareholders of the corporation, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders entitled to dissent under RCW 23B.13.020(1)(d) a notice in compliance with subsection (5) of this section.

(5) Any notice under subsection (1), (2), (3), or (4) of this section must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1), (2), (3), or (4) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

[ 2013 c 97 § 2; 2009 c 189 § 44; 2002 c 297 § 38; 1989 c 165 § 145.]

23B.13.230

Duty to demand payment.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(5)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

[ 2013 c 97 § 3; 2002 c 297 § 39; 1989 c 165 § 146.]

23B.13.240

Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

[ 2009 c 189 § 45; 1989 c 165 § 147.]

23B.13.250

Payment.

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

[ 1989 c 165 § 148.]

23B.13.260

Failure to take corporate action.

(1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

[ 2009 c 189 § 46; 1989 c 165 § 149.]

23B.13.270

After-acquired shares.

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

[ 2009 c 189 § 47; 1989 c 165 § 150.]

23B.13.280

Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

[ 2009 c 189 § 48; 2002 c 297 § 40; 1989 c 165 § 151.]

23B.13.300

Court action.

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

[ 1989 c 165 § 152.]

23B.13.310

Court costs and counsel fees.

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

[ 1989 c 165 § 153.]

ANNEX C

OPINION OF KEEFE, BRUYETTE & WOODS, INC.

April 24, 2016

The Board of Directors

Foundation Bancorp, Inc.

11110 112th Avenue, NE, Suite 200

Bellevue, WA 98004

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Foundation Bancorp, Inc. (“FDNB”) of the Merger Consideration (as defined below) to be received by such shareholders in the proposed merger (the “Merger”) of FDNB with and into Pacific Continental Corporation (“PCBK”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among FDNB, PCBK, Foundation Bank, a wholly-owned subsidiary of FDNB (“Foundation Bank”) and Pacific Continental Bank, a wholly-owned subsidiary of PCBK (“Pacific Bank”). Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at and as of the Effective Time (as defined in the Agreement), automatically by virtue of the Merger and without any action on the part of FDNB or PCBK, the holders common stock, par value $1.00 per share, of FDNB (the “FDNB Common Stock”) or the holders of common stock, no par value per share, of PCBK (the “PCBK Common Stock”), each share of FDNB Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Foundation Bancorp Restricted Stock (as defined in the Agreement) and shares of FDNB Common Stock issued upon the conversion of shares of Foundation Bancorp Preferred Stock (as defined in the Agreement), as provided in the Agreement, and excluding Dissenters’ Shares (as defined in the Agreement)) shall be converted into the right to receive, at the election of the of the holder thereof (subject to proration and reallocation as set forth in the Agreement, as to which we express no opinion), either: (i) $12.50 in cash (the “Cash Consideration”) or (ii) 0.7911 of a share of PCBK Common Stock (the “Stock Consideration”); provided that the Agreement provides that such shares of FDNB Common Stock shall be converted into the right to receive Cash Consideration in an aggregate amount equal to $19,334,017.50 and that any shares of FDNB Common Stock not converted into the right to receive the Cash Consideration shall be converted into the right to receive the Stock Consideration. The Cash Consideration and the Stock Consideration, taken together, are referred to herein as the “Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, as soon as practicable following the closing of the Merger or on such other time or date as may be determined by PCBK, Foundation Bank will merge with and into Pacific Bank, pursuant to a separate agreement to be entered into by and between Foundation Bank and Pacific Bank following the execution and delivery of the Agreement (such transaction, the “Bank Merger”). In addition, we have been advised by representatives of FDNB that FDNB will make a cash payment to the holders of Foundation Bancorp Preferred Stock, prior to the Effective Time, in an aggregate amount estimated by FDNB to be approximately $3.5 million (the “Change of Control Payment”), as further described in the Agreement. With the consent of FDNB we have assumed, for purposes of certain of our analyses in all respects material thereto, the occurrence of the Change of Control Payment.

Keefe, Bruyette & Woods, a Stifel Company • 787 7th Ave #4, New York, NY 10019
(212) 438-6800 • www.kbw.com

KBW has acted as financial advisor to FDNB and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of their broker-dealer businesses, KBW and its affiliates may from time to time purchase securities from, and sell securities to, FDNB and PCBK, and as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of FDNB or PCBK for their own accounts and for the accounts of their respective customers and clients. We have acted exclusively for the board of directors of FDNB (the “Board”) in rendering this opinion and will receive a fee from FDNB for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, FDNB has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to FDNB and received compensation for such services. KBW acted as placement agent to FDNB in connection with FDNB’s private placement of convertible preferred stock in March 2015. In the past two years, KBW has not provided investment banking and financial advisory services to PCBK. We may in the future provide investment banking and financial advisory services to FDNB or PCBK and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of FDNB and PCBK and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated April 20, 2016 (the most recent draft made available to us); (ii) the audited financial statements for the three fiscal years ended December 31, 2015 of FDNB; (iii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of PCBK; (iv) certain unaudited quarterly financial results for the period ended March 31, 2016 of FDNB (as set forth in the FDNB publicly-available press release dated April 20, 2016); (v) certain unaudited quarterly financial results for the period ended March 31, 2016 of PCBK (contained in the Current Report on Form 8-K filed by PCBK with the Securities and Exchange Commission on April 20, 2016); (vi) certain regulatory filings of FDNB, Foundation Bank, PCBK and Pacific Bank, including (as applicable) the annual reports on Form Y-6, semi-annual reports on Form FR Y-9SP, quarterly reports on Form FR Y-9C and quarterly call reports filed with respect to each period applicable to such reports during the three year period ended December 31, 2015 and, in the case of Pacific Bank, the quarter ended March 31, 2016; (vii) certain other interim reports and other communications of FDNB and PCBK to their respective shareholders; and (viii) other financial information concerning the businesses and operations of FDNB and PCBK that was furnished to us by FDNB and PCBK or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of FDNB and PCBK; (ii) the assets and liabilities of FDNB and PCBK; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for FDNB and PCBK with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of FDNB that were prepared by, and provided to us and discussed with us by, FDNB management and that were used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of PCBK for 2016 and 2017, as well as assumed long term PCBK growth rates provided to us by PCBK management, all of which information was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of FDNB management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on PCBK (including, without

Keefe, Bruyette & Woods, a Stifel Company • 787 7th Ave #4, New York, NY 10019
(212) 438-6800 • www.kbw.com

limitation, the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by PCBK management, and provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of FDNB management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions with the managements of FDNB and PCBK regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by or on behalf of FDNB, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with FDNB.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon management of FDNB as to the reasonableness and achievability of the financial and operating forecasts and projections of FDNB (and the assumptions and bases therefor) that were prepared by, and provided to us and discussed with us by, such management and we have assumed that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of FDNB, upon PCBK management as to the reasonableness and achievability of the publicly available consensus “street estimates” of PCBK and the long term PCBK growth rates that were provided to and discussed with us by PCBK management, as well as the estimates regarding certain pro forma financial effects of the Merger on PCBK (and the assumptions and bases therefor, including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) referred to above and we have assumed, with the consent of FDNB, that all such information was reasonably prepared on a basis reflecting, or in the case of the publicly available consensus “street estimates” of PCBK referred to above were consistent with, the best currently available estimates and judgments of PCBK management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the forecasts, projections, and estimates of FDNB and PCBK that were provided to us were not prepared with the expectation of public disclosure and that all of such forecasts, projections, and estimates, together with the publicly available consensus “street estimates” of PCBK referred to above that we were directed to use, are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of FDNB and PCBK and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either FDNB or PCBK since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for FDNB and PCBK are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of FDNB or

Keefe, Bruyette & Woods, a Stifel Company • 787 7th Ave #4, New York, NY 10019
(212) 438-6800 • www.kbw.com

PCBK, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of FDNB or PCBK under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed and referred to above) with no adjustments to the Merger Consideration (including the allocation among cash and stock) and with no other payments in respect of the FDNB Common Stock; (ii) that any related transactions (including the Bank Merger and the Change of Control Payment) will be completed substantially in accordance with the terms set forth in the Agreement or as described to us by representatives of FDNB; (iii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iv) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (v) that there are no factors that would delay any necessary regulatory or governmental approval for the Merger or any related transaction or cause any necessary regulatory or governmental approval for the Merger or any related transaction to be subject to any adverse conditions, and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement; and (vi) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of FDNB, PCBK, the combined entity, or the contemplated benefits of the Merger, including the cost savings and related expenses expected to result or be derived from the Merger. We have assumed, in all respects material to our analyses, that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of FDNB that FDNB has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to FDNB, PCBK, the Merger, any related transaction (including the Bank Merger and the Change of Control Payment), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of FDNB Common Stock of the Merger Consideration to be received by such holders in the Merger. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger and the Change of Control Payment), including without limitation, the form or structure of the Merger (including the form of Merger Consideration or the allocation thereof between cash and stock) or any related transaction, any consequences of the Merger or any related transaction to FDNB, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of FDNB to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by FDNB or the Board; (iii) the fairness of the amount or nature of any

Keefe, Bruyette & Woods, a Stifel Company • 787 7th Ave #4, New York, NY 10019
(212) 438-6800 • www.kbw.com

compensation to any of FDNB’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of FDNB Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of FDNB (other than the holders of FDNB Common Stock solely with respect to the Merger Consideration, as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of PCBK or any other party to any transaction contemplated by the Agreement; (v) whether PCBK has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate amount of the Cash Consideration to the holders of FDNB Common Stock at the closing of the Merger; (vi) the election by holders of FDNB Common Stock to receive the Cash Consideration or the Stock Consideration, or any combination thereof, or the actual allocation between the Cash Consideration and the Stock Consideration among such holders (including, without limitation, any reallocation thereof as a result of proration pursuant to the Agreement), or the relative fairness of the Stock Consideration and the Cash Consideration; (vii) any adjustment (as provided in the Agreement) to the Merger Consideration assumed to be paid in the Merger for purposes of our opinion; (viii) the actual value of PCBK Common Stock to be issued in the Merger; (ix) the prices, trading range or volume at which FDNB Common Stock or PCBK Common Stock will trade following the public announcement of the Merger; (x) the prices, trading range or volume at which PCBK Common Stock will trade following the consummation of the Merger; (xi) whether FDNB has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Change of Control Payment; (xii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (xiii) any legal, regulatory, accounting, tax or similar matters relating to FDNB, PCBK, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger and the Change of Control Payment), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of FDNB Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter (including, with respect to holders of FDNB Common Stock, what election any such shareholder should make with respect to the Cash Consideration, the Stock Consideration or any combination thereof), nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of FDNB Common Stock in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, a Stifel Company • 787 7th Ave #4, New York, NY 10019
(212) 438-6800 • www.kbw.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The registrant, Pacific Continental (“Pacific Continental” or the “registrant”), is a corporation organized under the laws of the State of Oregon. Sections 60.387 through 60.414 of the OBCA contain specific provisions relating to indemnification of directors and officers of Oregon corporations. In general, the statute provides that (i) a corporation shall indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because of such status as a director or officer, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer against liability incurred in a proceeding to which the individual was made a party because the individual is or was a director or officer, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct, provided that the corporation may not indemnify a director or officer in connection with a proceeding by or in the right of the corporation in which the director or officer was judged liable to the corporation or a proceeding that charged the director or officer with and adjudged the director or officer liable for improperly receiving a personal benefit. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute. In addition, the statute provides that a corporation may purchase and maintain insurance on behalf of a director or officer against liability asserted against or incurred by the individual even if the corporation has no power to indemnify the individual against the same liability.

Pacific Continental’s second amended and restated articles of incorporation provide, among other things, for the mandatory indemnification of directors and officer-directors in connection with any personal legal liability, including judgments, penalties, fines, settlement, and reasonable expenses, including attorneys’ fees, incurred by the individual by reason of the fact that such person is or was a director or officer-director, unless the liability and expenses were on account of conduct finally adjudged to have been “egregious” conduct. “Egregious” conduct is defined in the second amended and restated articles of incorporation as acts or omissions that involve intentional misconduct, a knowing violation of law, participation in any transaction from which the person will personally receive a benefit in money, property or services to which that person is not legally entitled, an unlawful distribution under the OBCA, and conduct for which the person is adjudged liable to the corporation. The second amended and restated articles of incorporation also provide for the mandatory advancement of reasonable expenses incurred, in advance of the disposition of the action, suit or proceeding, upon receipt by the Pacific Continental of a written, unsecured promise by the person to repay such amounts advanced if it is finally adjudged that the person is not eligible for indemnification.

Item 21. Exhibits and Financial Statement Schedules

(a) The exhibits required by this item are set forth on the Exhibit Index attached hereto.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eugene, State of Oregon, on July 25, 2016.

PACIFIC CONTINENTAL CORPORATION

By:	/s/ Roger S. Busse
Roger S. Busse Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated, on July 25, 2016.

Signature and Title

/s/ Roger S. Busse Roger S. Busse, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Richard R. Sawyer Richard R. Sawyer, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Robert A. Ballin, Chairman of the Board and Director

Eric S. Forrest, Director

Michael E. Heijer, Director

Signature and Title

* Michael D. Holzgang, Director

Judith A. Johansen, Director

* Donald L. Krahmer, Jr., Director

* Donald G. Montgomery, Vice Chairman and Director

* Jeffrey D. Pinneo, Director

* John H. Rickman, Director

* Karen L. Whitman, Director

*By:	/s/ Richard R. Sawyer
Richard R. Sawyer
Attorney-in-Fact
July 25, 2016

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of April 26, 2016, among Pacific Continental Corporation, Pacific Continental Bank, Foundation Bancorp, Inc., and Foundation Bank (included as Annex A to this proxy statement/prospectus).

3.1	Second Amended and Restated Articles of Incorporation of Pacific Continental Corporation (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed March 31, 2010).

3.2	Amended and Restated By-Laws of Pacific Continental Corporation (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008).

5.1**	Opinion of Pillsbury Winthrop Shaw Pittman LLP

5.2**	Opinion of White Summers Caffee & James, LLP

8.1	Tax Opinion of Pillsbury Winthrop Shaw Pittman LLP

8.2	Tax Opinion of Sidley Austin LLP

23.1	Consents of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibits 5.1** and 8.1).

23.2**	Consent of White Summers Caffee & James LLP (included in Exhibit 5.2)

23.3	Consent of Sidley Austin LLP (included in Exhibit 8.2)

23.4	Consent of Moss Adams LLP

24.1**	Power of Attorney (on signature page hereto).

99.1**	Form of Proxy

99.2**	Form of Election Statement

99.3**	Consent of Keefe, Bruyette & Woods, Inc.

**	Previously filed.